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Sotheby's
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Sotheby's



Sotheby's

2009 ANNUAL REPORT

2010

SOLD FOR $104.3 MILLION

Alberto Giacometti
L'Homme qui marche I
Impressionist & Modern Art
London, February 2010
World auction record
for any work of art







Two sculptures by Alberto Giacometti symbolize a year of change in the market. One of the biggest stars at Sotheby's in 2009 was Giacometti's *L'Homme qui chavire*. Caught in the moment he loses his balance, the Falling Man, as he is known in translation, exists in a state of perpetual instability. We can identify with Giacometti's instantly recognizable icon of the modern era. At the beginning of 2009, we were on unstable ground, in the grip of a global recession. We responded decisively to the needs of our business and implemented a number of strategic and operational changes.

2010 has begun with the spectacular sale of a different Giacometti – *L'Homme qui marche I* or Walking Man I. Monumental, he gazes directly into what lies ahead and walks calmly towards it.



SOLD FOR $19.3 MILLION
Alberto Giacometti
L'Homme qui chavire
Impressionist & Modern Art
New York, November 2009

NEW YORK

GROWING CONFIDENCE

Despite the global economic turbulence, collectors worldwide demonstrated an eagerness to pay exceptional prices for works of great beauty and importance. Two such examples were for Edgar Degas' *Petite danseuse de quatorze ans* which sold for $18.8 million, establishing the record for a sculpture by the artist and Andy Warhol's *200 One Dollar Bills* which brought $43.8 million and was the top lot of the Autumn season in New York. There were twice as many bidders in our November Impressionist & Modern Art and Contemporary Art evening sales than there were in either May 2009 or November 2008, with multiple bidders from 51 countries driving prices upward.



SOLD FOR $10.6 MILLION
Wassily Kandinsky
Krass und Mild
Impressionist & Modern Art
New York, November 2009



SOLD FOR $43.8 MILLION
Andy Warhol
200 One Dollar Bills
Contemporary Art
New York, November 2009

SOLD FOR $5.5 MILLION
Jeff Koons
Baroque Egg with Bow (Turquoise / Magenta)
Contemporary Art
New York, May 2009



LONDON



SOLD FOR
$18.8 MILLION
Edgar Degas
Petite danseuse de quatorze ans
Impressionist & Modern Art
London, February 2009



SOLD FOR $13.5 MILLION
Sir Anthony van Dyck
Self-Portrait
Old Master & British Paintings
London, December 2009

PARIS



SOLD FOR $2.3 MILLION
Rare flasque à décor bleu et blanc
Arts d'Asie
Paris, June 2009



SOLD FOR $1.4 MILLION
Statue d'autel
Arts d'Afrique et d'Océanie
Paris, June 2009

DOHA



SOLD FOR $5.5 MILLION
The Pearl Carpet of Baroda
Doha, March 2009

HONG KONG



SOLD FOR $4.7 MILLION
Sanyu
Lotus et Poissons Rouges
20th Century Chinese Art
Hong Kong, October 2009


PETRUS
1982
PETRUS
POMEROL

SOLD FOR $93,000
1982 Chateau Petrus Imperial
An Exceptional Cellar from a Private American Collector
Hong Kong, October 2009



SOLD FOR $11.1 MILLION
An Outstanding Imperial Carved Zitan "Dragon" Throne
Fine Chinese Ceramics & Works of Art
Hong Kong, October 2009

DEAR FELLOW SHAREHOLDERS



When we last wrote to you in February 2009, the global community was staring directly into an abyss and debating the probability of a world-wide financial panic. Our own business was naturally impacted. Discretionary sellers virtually disappeared and buyers, with few exceptions, stayed cautiously on the sidelines. Not surprisingly, 2009 was among the most turbulent and difficult years in our experience.

We have to think long term in our business, despite the inevitable swings of exuberance and disappointment. Collectors commonly hold works of art for generations and it is our responsibility to lead the company through dark as well as sunny days. As sales volumes plummeted in 2009, we responded decisively on the allocation of our resources and on every aspect of cost control, enabling us to reduce operating expenses by $185 million. Our sales were dramatically smaller, but we were responsible custodians of our markets, successfully pricing and selling works even in the most pessimistic of times.

By Autumn of last year, there was reason to hope. Our sales reflected new confidence on the part of buyers as well as sellers. As our focus on our clients around the world continued unabated, over 40% of our Autumn auctions brought in more than their highest pre-sale estimates – three times the performance of the previous Fall. China seemed to have gained momentum and our October 2009 sales in Hong Kong brought over $167 million, among our best results ever.

The positive trend was to continue. Our November Impressionist and Modern sales of paintings and sculpture were transcendent, achieving $213 million and surpassing the high estimate. The Contemporary sales also exceeded the high estimate and included Andy Warhol's *200 One Dollar Bills*, which tripled its high estimate and became the highest value lot of the New York Autumn season. Our fourth quarter would conclude with the second best net income in Sotheby's history.

2010 has begun well. On February 3rd, Sotheby's made history when Giacometti's *L'homme qui marche I* became the most expensive object ever sold at auction, selling in London for $104.3 million and surpassing its high estimate many times over. Once again Sotheby's sales of Impressionist/

Modern and Contemporary Art both exceeded their high estimates. The top three works of art ever sold at auction have now been sold at Sotheby's and we remain the only auction house to have auctioned works in excess of $100 million.

As we look back on this tumultuous time, we see a year of notable achievement. To be sure, aggregate auction sales were down significantly in 2009 – by 54% – and operating income was down 29%. But because of the steps we took, auction commission margins were 20.7%, a 37% increase from the prior year's figure of 15.1%. Operating expenses declined $185 million, or 30%, from 2008, driven by a number of cost cutting initiatives put in place at the end of 2008 and beginning of 2009. And fourth quarter net income was $74 million, a substantial improvement, despite a 7% decline in sales.

As we look ahead, we see growing confidence, promising auctions and a truly global business, committed to deliver ever improving levels of service to our clients. Our financial position remains healthy and we are firmly focused on keeping this organization as strong, lean and flexible as possible. With our reduced operating expense base, we have lowered our net income break-even point to under $2 billion in net auction sales. This lower break-even level will help us capitalize on a market upturn as it occurs.


AUCTION COMMISSION MARGIN
22%
20%
18%
16%
14%
12%
10%
2006
2007
2008
2009

Challenging as this past year has been, we believe we chose the right path and made the right decisions. And challenging as the future may yet be, it is with measured optimism that we write to you today. While there are limits placed upon us by the world in which we operate, there are no limits to our determination to do everything we can to deliver value to you, our shareholders. We are most grateful to you, as well as to our management and our Board of Directors, for your extraordinary support during these most extraordinary of times.

William F. Ruprecht
President and
Chief Executive Officer

Michael I. Sovern
Chairman

Note: All auction sales figures are the aggregate hammer price of property sold at auction, including buyer's premium.

THE BUSINESS OF BEING GLOBAL

Whether we are sourcing works of art or selling them, Sotheby's does not limit the reach of our worldwide team. Our experts and executives are strategically positioned around the world. Having lived and worked for Sotheby's in multiple locations, they provide local and global perspectives that make them uniquely suited to respond to the needs of Sotheby's diverse clients. Europeans hold leadership positions in our New York headquarters; Americans occupy senior roles in our Hong Kong and London offices. Our Hong Kong born Chairman of Sotheby's Asia began her career at Sotheby's New York and now is based primarily in London; she is the perfect example of the global Sotheby's business-getter. Working in tandem across time zones, the Sotheby's team provides our clients with the unfettered access they require to great works of art.



Maarten ten Holder
Managing Director,
North & South America
Amsterdam → Milan → New York

MILAN

NEW YORK

LONDON

Emmanuel Di Donna
Vice Chairman,
Worldwide Impressionist
& Modern Art
Paris → London → New York

Patrick van Maris
Managing Director,
Europe
Amsterdam → London



The Kibab Shop, Scutari, Asia Minor is a vibrant rendition of the Middle East as seen by 19th-century British artist, John Frederick Lewis. Offered in New York in April 2009, the work was purchased by a Middle Eastern collector eager to acquire this quintessential Orientalist work.



An important piece of Russian Imperial history was repatriated in November when a Russian collector in Sotheby's London sale room bid for and won a Fabergé cigarette case that once belonged to the Grand Duchess Maria Pavlovna.



Miety Heiden
Senior Vice President, Contemporary Art
Amsterdam → Singapore → New York

SINGAPORE



AMSTERDAM

Patti Wong
Chairman, Sotheby's Asia
New York → Hong Kong → London



Daryl Wickstrom
Deputy Chairman, Asia
New York → London → Hong Kong



Philipp Wurttemberg
Managing Director, Germany
London → Paris → Frankfurt

FRANKFURT

HONG KONG

PARIS



A Rare and Highly Important Ruby and Diamond Necklace, Property of Mary, Duchess of Roxburghe, aroused extraordinary presale interest. Perhaps the most exceptional necklace of Burmese rubies to have come to auction in living memory, the stunning rivière sold in our Geneva Magnificent Jewels sale last November to an Asian private collector for $4.3 million.



A complete vertical of magnum #1 for each vintage of Vega Sicilia Unico from 1960 to 1995 – with the exception of 1968, which the legendary Spanish winery's owner enjoyed in celebration of his 80th birthday – was sold in November in New York for $102,850 to a South American collector who purchased his first lot at Sotheby's bidding live online.

Contemporary Asian Art
Hong Kong, October 2009



Spirited bidding in Hong Kong during the April sale of Eight Treasures from a European Collection led to the extraordinary price of $6.2 million for A Magnificent Pear-Shaped Reticulated Celadon Vase.



A MARKET OF GROWTH

The growth of our sales in Hong Kong was one of 2009's most exciting highlights. Buyers from across Asia competed aggressively to acquire classical Chinese paintings and ceramics, watches, jewelry and wine. Our October sale series realized $167 million – 89% more than the spring sale series and the third highest total for a Hong Kong sale series.



A PICTURE OF DISCRETION

Brokering private sales became an increasingly important service at Sotheby's last year. Our deep understanding of the market and our unmatched access to the most active buyers and sellers around the world enable us to meet the needs of our clients for whom privacy, flexibility and immediacy are paramount. In 2009, we saw our private sales reach $472.6 million – an increase of 26.5% from 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-9750

Sotheby's
EST. 1744

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**38-2478409** (I.R.S. Employer Identification No.)
1334 York Avenue **New York, New York** (Address of principal executive offices)	**10021** (Zip Code)

(212) 606-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Act). Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the 65,786,882 shares of Common Stock held by non-affiliates of the registrant was $928,252,905 based upon the closing price ($14.11) on the New York Stock Exchange composite tape on such date for the Common Stock.

As of February 17, 2010, there were outstanding 67,354,274 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2010 annual meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1: DESCRIPTION OF BUSINESS

Overview

Sotheby's is one of the world's two largest auctioneers of authenticated fine and decorative art, jewelry and collectibles (collectively, "art" or "works of art" or "artwork" or "property"). In 2009, Sotheby's accounted for $2.3 billion, or 44%, of the total aggregate auction sales of the two major auction houses within the global auction market. In this report, the terms "Company," "we," "us," or "our" mean Sotheby's and all entities included in its consolidated financial statements.

Sotheby's operations are organized under three segments: Auction, Finance and Dealer. Our Auction segment functions principally as an agent offering authenticated works of art for sale at auction. In addition, our Auction segment provides a number of related services including the brokering of private sales of artwork. Sotheby's also operates as a dealer in works of art through our Dealer segment, conducts art-related financing activities through our Finance segment and is engaged, to a lesser extent, in licensing activities. A more detailed explanation of the activities of each of our segments, as well as our licensing activities is provided below.

Sotheby's was initially incorporated in Michigan in August 1983. In October 1983, the Company acquired Sotheby Parke Bernet Group Limited, which was then a publicly held company listed on the International Stock Exchange of the United Kingdom and which, through its predecessors, had been engaged in the auction business since 1744. In 1988, Sotheby's issued shares of Class A Limited Voting Common Stock, par value $0.10 per share (the "Class A Stock"), to the public, which were listed on the New York Stock Exchange (the "NYSE"). As successor to the business that began in 1744, Sotheby's is the oldest company listed on the NYSE.

In June 2006, Sotheby's (then named Sotheby's Holdings, Inc.) reincorporated in the State of Delaware (the "Reincorporation"). The Reincorporation and related proposals were approved by the shareholders of Sotheby's Holdings, Inc. at the annual meeting of shareholders on May 8, 2006. The Reincorporation was completed by means of a merger of Sotheby's Holdings, Inc. with and into Sotheby's Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of Sotheby's Holdings, Inc. incorporated for the purpose of effecting the Reincorporation ("Sotheby's Delaware"), with Sotheby's Delaware being the surviving corporation. Sotheby's Delaware was renamed "Sotheby's" upon completion of the merger.

In the merger, each outstanding share of Class A Stock was converted into one share of Common Stock of Sotheby's Delaware ("Sotheby's Delaware Stock"). As a result, holders of Class A Stock became holders of Sotheby's Delaware Stock, and their rights as holders thereof became governed by the General Corporation Law of the State of Delaware and the Certificate of Incorporation and By-Laws of Sotheby's Delaware.

The Reincorporation was accounted for as a reverse merger, whereby, for accounting purposes, Sotheby's Holdings, Inc. was considered the acquiror and the surviving corporation was treated as the successor to the historical operations of Sotheby's Holdings, Inc. Accordingly, the historical financial statements of Sotheby's Holdings, Inc. which were previously reported to the Securities and Exchange Commission (the "SEC") on Forms 10-K and 10-Q, among other forms, are treated as the financial statements of the surviving corporation.

The Reincorporation did not result in any change in the business or principal facilities of Sotheby's Holdings, Inc. Additionally, immediately after the Reincorporation, Sotheby's Holdings, Inc. management and Board of Directors continued as the management and Board of Directors of Sotheby's Delaware and Sotheby's Delaware stock continued to trade on the NYSE under the symbol "BID."

Auction Segment

Description of Business

The sale of works of art in the international art market is primarily effected through the major auction houses, numerous art dealers, smaller auction houses and also directly between collectors. Although art dealers and smaller auction houses generally do not report sales figures publicly, we believe that art dealers account for the majority of the volume of transactions in the international art market.

Our Auction segment functions principally as an agent offering authenticated works of art for sale at auction. In addition, our Auction segment provides a number of related services including the brokering of private sales of artwork. Sotheby's principal role as an auctioneer or broker is to identify, evaluate and appraise works of art through its international staff of experts; to stimulate buyer interest through professional marketing techniques; and to match sellers and buyers. The evaluation and appraisal of works of art by our experts involves significant presale due diligence activities to authenticate and determine the ownership history of the property being sold.

In our role as auctioneer, we represent sellers of artworks accepting property on consignment and match sellers to buyers through the auction process. We invoice the buyer for the purchase price of the property (including the commission owed by the buyer), collect payment from the buyer and remit to the seller the net sale proceeds after deducting our commissions, expenses and applicable taxes and royalties. Our commissions include those paid by the buyer ("buyer's premium") and those paid by the seller ("seller's commission") (collectively, "auction commission revenue"), both of which are calculated as a percentage of the hammer price of the property sold at auction. In 2009, 2008 and 2007, auction commission revenue accounted for 82%, 91% and 83%, respectively, of Sotheby's consolidated revenues.

Under the standard terms and conditions of our auction sales, we are not obligated to pay sellers for items that have not been paid for by buyers. If a buyer defaults on payment, the sale may be cancelled and the property will be returned to the consignor. Alternatively, the consignor may reoffer the property at a future auction or negotiate a private sale. However, at times, we pay the seller before payment is collected from the buyer and/or allow the buyer to take possession of the property before payment is made. In these situations, we are liable to the seller for the net sale proceeds whether or not the buyer makes payment.

From time to time in the ordinary course of our business, we will guarantee to sellers a minimum price in connection with the sale of property at auction (an "auction guarantee"). In the event that the property sells for less than the minimum guaranteed price, we must perform under the auction guarantee by funding the difference between the sale price at auction and the amount of the auction guarantee. We are generally entitled to a share of the excess proceeds (the "overage") if the property under the auction guarantee sells above a minimum price. If the property does not sell, the amount of the guarantee must be paid, but title to the property generally transfers to Sotheby's and we may recover a portion, all or more than the amount paid under the guarantee through the future sale of the property, whether or not we take title to the property.

In certain situations, we reduce our financial exposure under an auction guarantee through a risk and reward sharing arrangement with a partner. Such auction guarantee risk and reward sharing arrangements include:

- Arrangements under which an unaffiliated counterparty contractually commits to bid a predetermined price on the guaranteed property (an "irrevocable bid"). If the irrevocable bid is the winning bid, the counterparty purchases the property at the predetermined price plus the applicable buyer's premium and pays the same amount as any other successful bidder would pay. If the irrevocable bid is not the winning bid, the counterparty is generally entitled to a negotiated share of the auction commission earned on the sale and/or a share of any overage.
- Arrangements under which an unaffiliated counterparty contractually commits to fund: (i) a share of the difference between the sale price at auction and the amount of the auction guarantee if the property sells for less than the minimum guaranteed price or (ii) a share of the minimum guaranteed price if the property does not sell while taking ownership of a

proportionate share of the unsold property. In exchange for accepting a share of the financial exposure under the auction guarantee, the counterparty is entitled to receive a share of the auction commission earned if the property sells and/or a share of any overage.

The counterparties to these auction guarantee risk and reward sharing arrangements are typically major international art dealers or major art collectors. Sotheby's could be exposed to credit-related losses in the event of nonperformance by these counterparties.

In response to the uncertain economic environment and the downturn in the international art market that was evident for most of 2009, we have substantially reduced our use of auction guarantees. We expect to continue to significantly limit our use of auction guarantees for the foreseeable future.

Seasonality

The worldwide art auction market has two principal selling seasons, which generally occur in the second and fourth quarters of the year. Accordingly, our auction business is seasonal, with peak revenues and operating income generally occurring in those quarters. Consequently, first and third quarter results have historically reflected a lower volume of auction activity when compared to the second and fourth quarters and, typically, a net loss due to the fixed nature of many of our operating expenses. (See "Seasonality" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note X of Notes to Consolidated Financial Statements.)

The Auction Market and Competition

Competition in the international art market is intense. A fundamental challenge facing any auctioneer or art dealer is to obtain high quality and valuable property for sale either as agent or as principal. Sotheby's primary auction competitor is Christie's International, PLC ("Christie's"), a privately held, French-owned, auction house. To a much lesser extent, Sotheby's also faces competition from smaller auction houses such as Phillips de Pury & Company, regional auction houses such as Bonhams and a variety of art dealers across all collecting categories.

The owner of a work of art wishing to sell it has four principal options: (1) sale or consignment to, or private sale by, an art dealer; (2) consignment to, or private sale by, an auction house; (3) private sale to a collector or museum without the use of an intermediary; or (4) for certain categories of property (in particular, collectibles) consignment to, or private sale through, an internet-based service. The more valuable the property, the more likely it is that the owner will consider more than one option and will solicit proposals from more than one potential purchaser or agent, particularly if the seller is a fiduciary representing an estate or trust. A complex array of factors may influence the seller's decision. These factors, which are not ranked in any particular order, include:

- The level and breadth of expertise of the art dealer or auction house with respect to the property;
- The extent of the prior relationship, if any, between the art dealer or auction house and its staff and the seller;
- The reputation and historic level of achievement by the art dealer or auction house in attaining high sale prices in the property's specialized category;
- The client's desire for privacy;
- The amount of cash offered by an art dealer, auction house or other purchaser to purchase the property outright, which is greatly influenced by the amount and cost of capital resources available to such parties;
- The availability and terms of financial options offered by auction houses including auction guarantees, short-term financing and auction commission sharing arrangements;
- The level of pre-sale estimates;
- The desirability of a public auction in order to achieve the maximum possible price (a particular concern for fiduciary sellers, such as trustees and estate executors);
- The amount of commission charged by art dealers or auction houses to sell a work on consignment;

- The cost, style and extent of pre-sale marketing and promotion to be undertaken by an art dealer or auction house;
- Recommendations by third parties consulted by the seller;
- The desire of clients to conduct business with a publicly traded company; and
- The availability and extent of related services, such as tax or insurance appraisals.

It is not possible to measure with any particular accuracy the entire international art market or to reach any conclusions regarding overall competition because art dealers and auction firms frequently do not publicly report annual totals for auction sales, revenues or profits, and the amounts reported may not be verifiable.

Auction Regulation

Regulation of the auction business varies from jurisdiction to jurisdiction. In many jurisdictions, Sotheby's is subject to laws and regulations that are not directed solely toward the auction business, including, but not limited to, import and export regulations, antitrust laws, cultural property ownership laws, data protection and privacy laws, anti-money laundering laws and value added sales taxes. In addition, Sotheby's is subject to local auction regulations, such as New York City Auction Regulations Subchapter M of Title 6 §§ 2-121–2-125, et. seq. Such regulations do not impose a material impediment to Sotheby's business but do affect the market generally, and a material adverse change in such regulations could affect our business. In addition, failure to comply with such local laws and regulations could subject us to civil and/or criminal penalties in such jurisdictions. Sotheby's has a Compliance Department which, amongst other activities, develops and updates compliance policies and audits, monitors, and provides training to our employees on compliance with many of these laws and regulations.

Finance Segment

Description of Business

Our Finance segment provides certain collectors and art dealers with financing, generally secured by works of art that we either have in our possession or permit borrowers to possess. Our Finance segment's loans are predominantly variable interest rate loans.

Our Finance segment generally makes two types of secured loans: (1) advances secured by consigned property to borrowers who are contractually committed, in the near term, to sell the property at auction (a "consignor advance"); and (2) general purpose term loans secured by property not presently intended for sale (a "term loan"). A consignor advance allows a seller to receive funds upon consignment for an auction that will occur up to one year in the future, while preserving for the benefit of the seller the potential of the auction process. Term loans allow us to establish or enhance mutually beneficial relationships with borrowers and are intended to generate future auction consignments, though they might not always do so. Secured loans are made with full recourse against the borrower. Collection of our loans can be adversely impacted by a decline in the art market in general or in the value of the particular collateral. In addition, in situations where a borrower becomes subject to bankruptcy or insolvency laws, our ability to realize on our collateral may be limited or delayed by the application of such laws.

The target loan-to-value ratio (principal loan amount divided by the low auction estimate of the collateral) for our Finance segment secured loans is 50% or lower. However, certain loans are made at initial loan-to-value ratios higher than 50%. In addition, as a result of our normal periodic revaluation of loan collateral, the loan-to-value ratio of certain loans may increase above the 50% target loan-to-value ratio due to decreases in the low auction estimates of the collateral. As of December 31, 2009, Finance segment loans with loan-to-value ratios above 50% totaled $69.4 million and represented 42% of net Notes Receivable. The collateral related to such loans has a low auction estimate of approximately $95 million.

Our Finance segment activities, which are conducted through our wholly-owned subsidiaries, are generally funded through operating cash flows supplemented, on occasion, by credit facility borrowings. (See "Liquidity and Capital Resources" under "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

(See Notes F and M of Notes to Consolidated Financial Statements.)

The Finance Market and Competition

A considerable number of traditional lending sources offer conventional loans at a lower cost to borrowers than the average cost of loans offered by our Finance segment. Additionally, many traditional lenders offer borrowers a variety of integrated financial services such as wealth management services, which are not offered by Sotheby's. Few lenders, however, are willing to accept works of art as sole collateral as they do not possess the ability to both appraise and sell works of art within a vertically integrated organization. We believe that through a combination of our art expertise and skills in international law and finance, we have the ability to tailor attractive financing packages for clients who wish to obtain immediate access to liquidity from their art assets.

Dealer Segment

Description of Business

Our Dealer segment's activities principally include the activities of Noortman Master Paintings (or "NMP"), an art dealer specializing in Dutch and Flemish Old Master Paintings, as well as French Impressionist and Post-Impressionist paintings. As an art dealer, NMP sells works of art directly to private collectors and museums and, from time-to-time, acts as a broker in private purchases and sales of art. To a lesser extent, Dealer segment activities also include the investment in and resale of artworks directly by Sotheby's and the activities of certain equity investees, including Acquavella Modern Art (or "AMA") (See Note H of Notes to Consolidated Financial Statements.)

The Dealer Market and Competition

Our Dealer segment operates in the same market as our Auction segment and is impacted to varying degrees by many of the same competitive factors (as discussed above under "The Auction Market and Competition"). Additionally, the most prominent competitive factors impacting our Dealer segment, which are not ranked in any particular order, include: (i) relationships and personal interaction between the buyer or seller and the art dealer; (ii) access to, and participation in, art fairs; (iii) the level of specialized expertise of the art dealer; (iv) the ability of the art dealer to locate and purchase quality works of art for resale; and (v) the ability of the art dealer to finance purchases of art.

Licensing

Prior to 2004, we were engaged in the marketing and brokerage of luxury residential real estate sales through Sotheby's International Realty ("SIR"). In 2004, we sold SIR to a subsidiary of Realogy Corporation ("Realogy"), formerly Cendant Corporation. In conjunction with the sale, we entered into an agreement with Realogy to license the SIR trademark and certain related trademarks for an initial 50-year term with a 50-year renewal option (the "Realogy License Agreement"). Initially, the Realogy License Agreement was applicable to the United States ("U.S."), Canada, Israel, Mexico and certain Caribbean countries.

Also in conjunction with the sale, Realogy received options to acquire most of the other non-U.S. offices of our real estate brokerage business and to expand the Realogy License Agreement to cover the related trademarks in other countries outside the U.S., excluding Australia and New Zealand (the "International Options"). The International Options were exercised by Realogy and the Realogy License Agreement was amended to cover New Zealand during 2004.

The Realogy License Agreement provides for an ongoing license fee during its term based on the volume of commerce transacted under the licensed trademarks. In 2009, 2008 and 2007, we earned $2.4 million, $2.8 million and $2.8 million, respectively, in license fee revenue related to the Realogy License Agreement.

We also license the Sotheby's name for use in connection with the art auction business in Australia and art education services in the U.S. and the United Kingdom ("U.K."). We continue to consider additional opportunities to license the Sotheby's brand in businesses where appropriate.

Strategic Initiatives

Continued Focus on Sotheby's Most Valuable Relationships

Our focus on the high-end of the art market has been an important contributor to our success. Accordingly, we are continuing to dedicate significant time, energy and resources to broadening and extending the breadth and depth of relationships with major clients. These efforts are part of a multi-year strategy to invest in those areas which serve our major clients best.

Over the past several years, we have made substantial investments in information technology designed to improve client service. A new portfolio of enterprise systems anchored by SAP has been deployed across the organization, which has enhanced the quality of information and the processing of sales and inventory tracking, as well as data management. In 2008, we launched our web-based client portal, "mySothebys," which provides clients with real-time access to their account data, as well as auction tracking services and enhanced media content. We plan on significant improvements to the Sothebys.com website and mySothebys in 2010. Also, in 2010, we will launch proprietary software that will significantly reengineer and improve our post-sale client service. Client relationships are a key driver of our success, and our clients expect a consistently high level of service. We believe these initiatives will have a meaningful impact on the future of our business.

Realign Operations to Enhance Profitability

In line with our strategy to focus on major clients, we have implemented significant changes to our business portfolio to enhance the long-term value of the franchise. This resulted in the discontinuation of auctions at Olympia, Sotheby's former secondary salesroom in London, which had traditionally processed sales at a substantially lower price point than Sotheby's other salesrooms. We have reduced low-end sales categories in New York, Amsterdam and Milan and increased Sotheby's minimum lot thresholds to $5,000, €4,000 and £3,000, depending on the location. As a result of these actions, we have reduced the quantity of lots offered for sale at auction annually. Additionally, Sotheby's has invested in new staff in order to strengthen client relationships and grow revenues. (See "Restructuring Plan and Related Charges" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and statement on Forward Looking Statements.)

Increase Exposure to Emerging Markets

We are making significant efforts to grow our presence in emerging markets such as Russia, Asia and the Middle East and have opened offices in Beijing, Moscow, and Doha, Qatar.

Capitalize on Brand Extension Opportunities

As discussed above, we have licensed the SIR trademark and certain related trademarks in connection with the sale of our real estate business to Realogy in 2004. We intend to continue to further leverage the Sotheby's brand in other luxury goods categories.

Financial and Geographical Information about Segments

See Note E of Notes to Consolidated Financial Statements for financial and geographical information about Sotheby's segments.

Employees

As of December 31, 2009, Sotheby's had 1,323 employees with 528 located in North America; 474 in the U.K.; 235 in Continental Europe; and 86 in Asia. We regard our relations with our employees as good. The table below provides a breakdown of our employees by segment as of December 31, 2009 and 2008.

December 31	2009	2008
Auction	1,160	1,452
Finance	7	10
Dealer	5	9
All Other	151	167
Total	1,323	1,638

Employees classified within "All Other" principally relate to Sotheby's central corporate and information technology departments.

(See "Restructuring Plan and Related Charges" under "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

Website Address

We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K through a hyperlink from our website, http://investor.shareholder.com/bid/sec.cfm, a website maintained by an unaffiliated third-party service. Such reports are made available on the same day that they are electronically filed with or furnished to the SEC.

ITEM 1A: RISK FACTORS

Sotheby's operating results and liquidity are significantly influenced by a number of risk factors, many of which are not within its control. These factors, which are not ranked in any particular order, are discussed below.

The supply of and demand for works of art can be adversely impacted by weakness in the global economy and the financial markets of various countries.

The international art market is influenced over time by the overall strength and stability of the global economy and the financial markets of various countries, although this correlation may not be immediately evident. Sotheby's business can be particularly influenced by the economies and financial markets of the U.S., the U.K., and the major countries or territories of Continental Europe and Asia. Accordingly, weakness in those economies and financial markets can adversely affect the supply and demand of works of art and Sotheby's business.

Fluctuations in benchmark interest rates may increase the cost of credit facility borrowings.

Fluctuations in benchmark interest rates influence the cost of borrowings under Sotheby's senior secured credit facility, which is used on occasion to finance working capital needs and, in particular, the Finance segment's client loan portfolio. An increase in certain benchmark interest rates would increase the cost of Sotheby's credit facility borrowings, if any.

Government laws and regulations may restrict or limit Sotheby's business.

Many of Sotheby's activities are subject to laws and regulations including, but not limited to, import and export regulations, cultural property ownership laws, data protection and privacy laws, anti-money laundering laws, antitrust laws and value added sales taxes. In addition, Sotheby's is subject to local auction regulations, such as New York City Auction Regulations Subchapter M of Title 6 §§ 2-121–2-125, et. seq. Such regulations do not impose a material impediment to the worldwide business of Sotheby's, but do affect the market generally, and a material adverse change in such regulations could affect the business. Additionally, export and import laws and cultural property ownership laws could affect the availability of certain kinds of property for sale at Sotheby's principal auction locations or could increase the cost of moving property to such locations.

Global political conditions and world events may negatively affect Sotheby's business and customers.

Global political conditions and world events may affect Sotheby's business through their effect on the economies of various countries, as well as on the willingness of potential buyers and sellers to purchase and sell art in the wake of economic uncertainty. Global political conditions may also influence the enactment of legislation that could adversely affect Sotheby's business.

Foreign currency exchange rate movements can significantly increase or decrease Sotheby's results of operations.

Sotheby's has operations throughout the world, with approximately 58% of its revenues earned outside of the U.S. in 2009. Revenues and expenses relating to Sotheby's foreign operations are translated using weighted average monthly exchange rates during the year in which they are recognized. Accordingly, fluctuations in foreign currency exchange rates can significantly increase or decrease Sotheby's results of operations.

Competition in the international art market is intense and may adversely impact Sotheby's results of operations.

Sotheby's competes with other auctioneers and art dealers to obtain valuable consignments to offer for sale either at auction or through private sale. The level of competition is intense and can adversely impact Sotheby's ability to obtain valuable consignments for sale, as well as the commission margins achieved on such consignments.

Sotheby's cannot be assured of the amount and quality of property consigned for sale at auction, which may cause significant variability in its financial results.

The amount and quality of property consigned for sale is influenced by a number of factors not within Sotheby's control. Many major consignments, and specifically single-owner sale consignments, often become available as a result of the death or financial or marital difficulties of the owner, all of which are unpredictable and may cause significant variability in Sotheby's financial results from period to period.

The demand for art is unpredictable, which may cause significant variability in Sotheby's financial results.

The demand for art is influenced not only by overall economic conditions, but also by changing trends in the art market as to which collecting categories and artists are most sought after and by the collecting preferences of individual collectors, all of which are difficult to predict and which may adversely impact the ability of Sotheby's to obtain and sell consigned property, potentially causing significant variability in Sotheby's financial results from period to period.

The loss of key personnel could adversely impact Sotheby's ability to compete.

Sotheby's business is largely a service business in which the ability of its employees to develop and maintain relationships with potential sellers and buyers of works of art is essential to its success. Moreover, Sotheby's business is complex, making it important to retain key specialists and members of management. Accordingly, Sotheby's business is highly dependent upon its success in attracting and retaining qualified personnel.

Sotheby's relies on a small number of clients who make a significant contribution to its revenues and profitability.

Sotheby's relies on a small number of important clients who make a significant contribution to its revenues and profitability. Accordingly, Sotheby's success is highly dependent upon its ability to develop and maintain relationships with this small group of important clients.

Demand for art-related financing is unpredictable, which may cause significant variability in the financial results of Sotheby's Finance segment.

Sotheby's Finance segment is dependent on the demand for art-related financing, which can be significantly influenced by overall economic conditions and by the often unpredictable financial requirements of owners of major art collections. Accordingly, the financial results of Sotheby's Finance segment are subject to significant variability from period to period.

The strategic initiatives and restructuring plans being implemented by Sotheby's may not succeed.

Sotheby's is implementing certain strategic initiatives and restructuring plans, which are being relied on to improve profitability. Accordingly, Sotheby's future operating results are dependent in part on management's success in implementing these plans. Additionally, the implementation of Sotheby's strategic plans and restructuring plans could unfavorably impact its short-term operating results. (See statement on Forward Looking Statements.) (See "Strategic Initiatives" under "Description of Business" and "Restructuring Plans and Related Charges" under "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

The value of art is subjective and often fluctuates, exposing Sotheby's to losses in the value of its inventory and loan collateral and significant variability in its financial results.

The art market is not a highly liquid trading market. As a result, the valuation of art is inherently subjective and the realizable value of art often fluctuates over time. Accordingly, Sotheby's is at risk both as to the realizable value of art held in inventory and as to the realizable value of art pledged as collateral for Finance segment loans.

In determining the realizable value of art, management relies upon the opinions of Sotheby's specialists, who consider the following complex array of factors when valuing art: (i) whether the artwork is expected to be offered at auction or sold privately; (ii) the current and expected future demand for works of art, taking into account economic conditions and changing trends in the art market as to which collecting categories and artists are most sought after; and (iii) recent sale prices achieved in the art market for comparable works of art within a particular collecting category and/or by a particular artist.

If management determines that the estimated realizable value of a specific artwork held in inventory is less than its carrying value, a loss is recorded to reduce the carrying value of the artwork to management's estimate of realizable value. In addition, if management determines that the realizable value of the art pledged as collateral for Finance segment loans is less than the corresponding loan balance, management would be required to assess whether a loss should be recorded to reduce the carrying value of the loan, after taking into account the ability of the borrower to repay any shortfall in the value of the collateral when compared to the amount of the loan. These factors may cause significant variability in Sotheby's financial results from period to period.

Auction guarantees create the risk of loss resulting from the potential inaccurate valuation of art.

As discussed above, the art market is not a highly liquid trading market and, as a result, the valuation of art is inherently subjective. Accordingly, Sotheby's is at risk with respect to management's ability to estimate the likely selling prices of works of art offered with auction guarantees. If management's judgments about the likely selling prices of works of art offered with auction guarantees prove to be inaccurate, there could be a significant adverse impact on Sotheby's results of operations, financial condition and liquidity.

Sotheby's could be exposed to credit-related losses in the event of nonperformance by its counterparties in auction guarantee risk and reward sharing arrangements.

In certain situations, Sotheby's reduces its financial exposure under auction guarantees through risk and reward sharing arrangements with partners. Sotheby's counterparties to these risk and reward sharing arrangements are typically major international art dealers or major art collectors. Sotheby's could be exposed to credit-related losses in the event of nonperformance by these counterparties.

Future costs and obligations related to the Sotheby's U.K. Pension Plan are dependent on unpredictable factors, which may cause significant variability in employee benefit costs.

Future costs and obligations related to Sotheby's defined benefit pension plan in the U.K. are heavily influenced by changes in interest rates, investment performance in the debt and equity markets and actuarial assumptions, each of which are unpredictable and may cause significant variability in Sotheby's employee benefit costs.

Tax matters may cause significant variability in Sotheby's financial results.

Sotheby's operates in many tax jurisdictions throughout the world and the provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which Sotheby's operates. Accordingly, Sotheby's effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to (i) future changes in applicable laws; (ii) projected levels of taxable income; (iii) pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates; (iv) increases to valuation allowances recorded against deferred tax assets; (v) tax audits conducted by various tax authorities; (vi) adjustments to income taxes upon finalization of income tax returns; (vii) the ability to claim foreign tax credits; (viii) the repatriation of non-U.S. earnings for which Sotheby's has not previously provided for income taxes; and (ix) tax planning.

Similarly, Sotheby's clients reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of Sotheby's clients to purchase or sell works of art.

Insurance coverage for artwork may become more difficult to obtain, exposing Sotheby's to losses for artwork in Sotheby's possession.

Sotheby's maintains insurance coverage for the works of art it owns and for works of art consigned to it by its clients, which are stored at Sotheby's facilities around the world. An inability to adequately insure such works of art due to limited capacity of the global art insurance market in the future could have an adverse impact on Sotheby's business.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

Our North American Auction, Dealer and Finance operations, as well as our corporate offices, are headquartered at 1334 York Avenue, New York, New York (the "York Property"). The York Property contains approximately 439,000 square feet of building area and is home to our sole North American Auction salesroom and our principal North American exhibition space. We purchased the York Property on February 6, 2009 for $370 million. Prior to this purchase, we occupied the York Property subject to a 20-year lease which was entered into in conjunction with a sale-leaseback transaction in February 2003. (See "York Property" under "Management's Discussion and Analysis of Financial Condition and Results of Operations.") We also lease office and exhibition space in several other major cities throughout the U.S.

Our U.K. operations (primarily Auction) are principally centered at New Bond Street, London, where the main salesrooms, exhibition space and administrative offices are located. Between 2006 and 2008, we invested approximately $15 million on the refurbishment of the New Bond Street premises to enhance its exhibition and client entertainment facilities, as well as to partially compensate for the loss of space under a lease related to a small portion of the New Bond Street complex that expired in September 2008. Almost the entire New Bond Street complex is either owned or held under various freehold and long-term lease arrangements. Below is a table summarizing our ownership, freehold and lease arrangements related to our London premises as of December 31, 2009 (in thousands of dollars, except for square footage):

	Square Footage	Net Book Value of Land	Net Book Value of Building and Building Improvements	Net Book Value of Leasehold Improvements	Total Net Book Value of New Bond Street Premises
Owned property	11,376	$5,849	$2,615	$ —	$ 8,464
Freeholds (a)	85,614	—	—	24,785	24,785
Leases with a remaining term greater than 20 years (b)	55,726	—	—	4,721	4,721
All other leases (c)	91,650	—	—	2,446	2,446
Total	244,366	$5,849	$2,615	$31,952	$40,416

(a) Freeholds are occupancy arrangements in which there is no rent paid, and the arrangement has no termination date.

(b) Consists of a lease for 26,006 square feet of space, due to expire in 2034, and a lease for 29,720 square feet of space, due to expire in 2060. These leases do not have any escalation terms and provide for fixed monthly payments through each lease termination date.

(c) Includes leased office and warehouse space elsewhere in London. Our existing lease for warehouse space in London expires in the first quarter of 2011. We have reached an agreement in principle to lease a new London warehouse facility, which we expect to occupy beginning in the first quarter of 2011. We anticipate signing this lease in the first quarter of 2010, subject to obtaining planning permission for the buildout of the facility. Total capital expenditures for the new warehouse are expected to be approximately $12 million, with approximately $10 million to be spent in 2010. (See statement on Forward Looking Statements.)

We also lease space primarily for Auction operations in various locations throughout Continental Europe and Asia, including salesrooms in Geneva and Zurich, Switzerland; Milan, Italy; Paris, France; Amsterdam, The Netherlands; and Hong Kong, China. In addition, we lease gallery space for Noortman Master Paintings in Amsterdam, The Netherlands.

We believe our worldwide premises are adequate for the current conduct of our business. However, we continually analyze our worldwide premises for both our current and future business needs as part of our ongoing efforts to manage infrastructure and other overhead costs. Where appropriate, we will continue to make any necessary changes to address our premises requirements. (See "Restructuring Plan and Related Charges" under "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

ITEM 3: LEGAL PROCEEDINGS

Sotheby's becomes involved in various claims and lawsuits incidental to the ordinary course of its business, including the matter described below. While it is not possible to predict the outcome of litigation, management does not believe that the outcome of any of these pending claims or proceedings will have a material adverse effect on Sotheby's consolidated results of operations, financial condition and/or cash flows.

Sotheby's Inc. v. Halsey Minor is an action commenced by a subsidiary of Sotheby's in September 2008 in the U.S. District Court for the Southern District of New York, seeking to collect approximately $18 million for three paintings (of which approximately $12 million has been collected as of the date of this filing) that Mr. Minor purchased in auctions conducted by Sotheby's in the spring of 2008. Mr. Minor filed a counterclaim in that action alleging that Sotheby's had failed to disclose that the consignor of one of those paintings had an outstanding loan from Sotheby's and asserting that the sale should, therefore, be rescinded or the price of the painting reduced. In October 2008, Mr. Minor commenced a separate action in the U.S. District Court for the Northern District of California seeking recovery for alleged losses on behalf of a purported class of purchasers of properties that were subject to alleged undisclosed loans from Sotheby's. That action also asserted breaches of fiduciary duties arising from alleged art consulting advice provided to Mr. Minor by a Sotheby's employee. The California action that Mr. Minor had commenced against Sotheby's has been dismissed. In April 2009, Mr. Minor filed a motion in the New York action seeking to amend his answer and counterclaim to (i) broaden his rescission claim to cover an additional painting, (ii) add claims for alleged breach of fiduciary duty and alleged violations of a New York State consumer protection statute and (iii) seek injunctive relief. In May 2009, Sotheby's opposed that motion and, in addition, moved for summary judgment against certain of Mr. Minor's claims. In July 2009, Sotheby's moved for summary judgment against the remainder of Mr. Minor's claims, and Mr. Minor moved for summary judgment in favor of certain of his claims. In October 2009, the Magistrate Judge assigned to this action issued an opinion and order denying Mr. Minor's motion for leave to file an amended answer and counterclaim to the extent that Mr. Minor sought to assert claims for breach of fiduciary duty and violations of the New York State consumer protection statute. We are awaiting a decision from the Court on the remaining motions. Management believes that there are meritorious defenses to the claims asserted in the counterclaim to the New York action and it is being vigorously defended.

(See statement on Forward Looking Statements.)

ITEM 4: SUBMISSION TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of Sotheby's shareholders during the fourth quarter of 2009.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

The principal market for Sotheby's common stock is the NYSE (symbol: BID). As of February 17, 2010, there were 1,706 holders of record of Sotheby's common stock. The quarterly price ranges on the NYSE of Sotheby's common stock during 2009 and 2008 were as follows:

	2009	
Quarter Ended	**High**	**Low**
March 31	$10.39	$ 6.05
June 30	$15.09	$ 8.75
September 30	$17.95	$11.14
December 31	$24.95	$15.20

	2008	
Quarter Ended	**High**	**Low**
March 31	$39.67	$25.30
June 30	$30.18	$23.75
September 30	$28.98	$18.63
December 31	$20.18	$ 7.24

Sotheby's is party to a credit agreement with an international syndicate of lenders led by General Electric Capital Corporation that contains a financial covenant limiting dividend payments to the lesser of $0.05 per share or $4 million. The maximum level of quarterly dividend payments may be increased depending on a fixed charge coverage ratio covenant in this credit agreement. (See "Liquidity and Capital Resources" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note M of Notes to Consolidated Financial Statements for more detailed information related to this credit agreement.)

The following table summarizes dividends declared and paid for each of the quarterly periods in 2009 and 2008 (in thousands of dollars, except per share amounts):

	2009	
Quarter Ended	**Per Share**	**Amount**
March 31	$0.15	$10,231
June 30	$0.05	$ 3,399
September 30	$0.05	$ 3,399
December 31	$0.05	$ 3,405
Total dividends declared and paid in 2009	$0.30	$20,434

	2008	
Quarter Ended	**Per Share**	**Amount**
March 31	$0.15	$10,167
June 30	$0.15	$10,165
September 30	$0.15	$10,145
December 31	$0.15	$10,174
Total dividends declared and paid in 2008	$0.60	$40,651

Management continually assesses Sotheby's quarterly dividend based upon operating results and capital requirements. Additionally, the declaration and payment of future dividends to shareholders remains at the discretion of Sotheby's Board of Directors and is dependent upon many factors, including Sotheby's financial condition, cash flows, legal requirements and other factors as the Board of Directors deem relevant. (See statement on Forward Looking Statements.)

On February 26, 2010, Sotheby's Board of Directors declared a quarterly dividend of $0.05 per share (approximately $3.4 million), to be paid on March 16, 2010 to shareholders of record as of March 9, 2010.

Equity Compensation Plans

The following table provides information as of December 31, 2009 with respect to shares of Sotheby's common stock that may be issued under its existing equity compensation plans, including the Sotheby's 1997 Stock Option Plan (the "Stock Option Plan"), the Sotheby's Restricted Stock Unit Plan (the "Restricted Stock Unit Plan") and the Sotheby's Amended and Restated Stock Compensation Plan for Non-Employee Directors (the "Directors Stock Plan"):

Plan Category (1)	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (2)	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (3)	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (4)
	(In thousands, except per share data)		
Equity compensation plans approved by shareholders	3,254	$16.12	2,577
Equity compensation plans not approved by shareholders	—	—	—
Total	3,254	$16.12	2,577

(1) See Note Q of Notes to Consolidated Financial Statements for a description of the material features of Sotheby's equity compensation plans.

(2) Includes 2,620,544 shares awarded under the Restricted Stock Unit Plan on which the restrictions have not yet lapsed and 633,000 stock options.

(3) The weighted-average exercise price does not take into account 2,620,544 shares awarded under the Restricted Stock Unit Plan, which have no exercise price.

(4) Includes 2,037,391 shares available for future issuance under the Restricted Stock Unit Plan, 517,000 shares available for issuance under the Stock Option Plan and 22,887 shares available for issuance under the Directors Stock Plan.

Performance Graph

The following graph compares the cumulative total shareholder return on Sotheby's common stock for the five-year period from December 31, 2004 to December 31, 2009 with the cumulative return of the Standard & Poor's MidCap 400 Stock Index ("S&P MidCap 400") and Sotheby's Peer Group ("the Peer Group"). The Peer Group consists of Nordstrom, Inc., Saks Holdings, Inc., Tiffany & Co. and Movado, Inc. We believe the members of the Peer Group to be purveyors of luxury goods appealing to a segment of the population consistent with our own clientele as no other auction house of comparable market share or capitalization is publicly traded.

The graph reflects an investment of $100 in Sotheby's common stock, the S&P MidCap 400, which includes Sotheby's, and its Peer Group, respectively, on December 31, 2004, and a reinvestment of dividends at the average of the closing stock prices at the beginning and end of each quarter.

Comparison of Five-Year Cumulative Total Return Among Sotheby's, the Peer Group Index and the S&P MidCap 400 as of December 31, 2009


$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Sotheby's
Peer Group
S&P MidCap 400

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Sotheby's	$100.00	$101.10	$171.94	$213.63	$51.19	$132.95
Peer Group	$100.00	$107.56	$140.15	$141.37	$50.49	$ 87.28
S&P MidCap 400	$100.00	$112.37	$123.97	$133.86	$85.28	$117.15

ITEM 6: SELECTED FINANCIAL DATA

Year ended December 31	2009	2008	2007	2006	2005
		(Thousands of dollars, except per share data)			
Key Performance Indicator:					
Net Auction Sales (1)	$1,912,589	$4,189,735	$4,625,914	$3,234,526	$2,361,830
Statement of Operations Data:					
Auction and related revenues	$ 448,768	$ 616,625	$ 833,128	$ 631,344	$ 496,899
Finance revenues	9,073	14,183	17,025	15,864	8,302
Dealer revenues	22,339	55,596	62,766	12,776	5,131
License fee revenues	3,270	3,438	2,960	2,922	1,404
Other revenues	1,508	1,717	1,843	1,903	2,117
Total revenues	$ 484,958	$ 691,559	$ 917,722	$ 664,809	$ 513,853
Net interest expense	$ (40,351)	$ (31,652)(2)	$ (14,166)	$ (27,148)	$ (27,738)
(Loss) income from continuing operations	$ (6,528)	$ 26,456(2)	$ 213,139	$ 107,359	$ 63,217
Net (loss) income	$ (6,528)	$ 26,456(2)	$ 213,139	$ 107,049	$ 61,602
Basic (loss) earnings per share from continuing operations	$ (0.10)	$ 0.39(2)	$ 3.22(2)	$ 1.72(2)	$ 1.02(2)
Basic (loss) earnings per share	$ (0.10)	$ 0.39(2)	$ 3.22(2)	$ 1.72(2)	$ 0.99(2)
Diluted (loss) earnings per share from continuing operations	$ (0.10)	$ 0.38(2)	$ 3.22(2)	$ 1.70(2)	$ 1.01(2)
Diluted (loss) earnings per share	$ (0.10)	$ 0.38(2)	$ 3.20(2)	$ 1.69(2)	$ 0.98(2)
Cash dividends declared per share	$ 0.30	$ 0.60	$ 0.50	$ 0.20	$ —
Balance Sheet data:					
Working capital	$ 525,892	$ 662,993	$ 490,740	$ 258,636	$ 141,711
Total assets	$1,586,123	$1,662,968(2)	$2,020,104	$1,477,165	$1,060,752
Credit facility borrowings	$ —	$ —	$ —	$ —	$ 34,542
Long-term debt (net)	$ 512,939	$ 294,473(2)	$ 99,888	$ 99,791	$ 99,701
York Property capital lease obligation	$ —	$ 167,190	$ 168,986	$ 170,605	$ 172,044
Shareholders' equity	$ 576,985	$ 572,093(2)	$ 604,017	$ 301,687	$ 126,276

(1) Represents the hammer (sale) price of property sold at auction.

(2) This amount has been adjusted as the result of the retrospective application of accounting rules that became effective in 2009. See "Adjustments to Prior Period Presentation" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Notes B and D of Notes to Consolidated Financial Statements for detailed information regarding the adoption of these accounting rules and the resulting impact on the amounts previously reported.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Seasonality

The worldwide art auction market has two principal selling seasons, which generally occur in the second and fourth quarters of the year. Accordingly, our auction business is seasonal, with peak revenues and operating income generally occurring in those quarters. Consequently, first and third quarter results have historically reflected a lower volume of auction activity when compared to the second and fourth quarters and, typically, a net loss due to the fixed nature of many of our operating expenses. (See Note X of Notes to Consolidated Financial Statements for information on our quarterly results for 2009 and 2008.)

Adjustments to Prior Period Presentation

As explained below, certain prior period amounts in this Form 10-K have been adjusted as the result of the retrospective application of accounting rules that became effective in 2009.

Earnings (Loss) Per Share—Our presentation of basic and diluted earnings per share for 2008 and 2007 has been retroactively adjusted as a result of the adoption on January 1, 2009 of a new accounting rule, which clarified that share-based payments with nonforfeitable rights to dividends should be considered participating securities in the computation of earnings (loss) per share. See Notes B and D of Notes to Consolidated Financial Statements for detailed information on the impact of adopting this new accounting rule.

Convertible Notes—On January 1, 2009, a new accounting rule came into effect for certain convertible debt instruments that may be settled entirely or partially in cash upon conversion. Pursuant to this rule, the liability and equity components of convertible debt instruments within its scope must be separately accounted for in a manner that will reflect the borrower's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The adoption of this new accounting rule required retrospective application for all prior periods presented.

The 3.125% Convertible Senior Notes (the "Convertible Notes") that were issued on June 17, 2008 are within the scope of this accounting rule. Accordingly, interest expense for 2008 has been restated to reflect our nonconvertible debt borrowing rate. See Note B of Notes to Consolidated Financial Statements for detailed information on the impact of adopting this new accounting rule. Additionally, see Note M of Notes to Consolidated Financial Statements for more detailed information on the Convertible Notes.

Use of Non-GAAP Financial Measures

GAAP refers to generally accepted accounting principles in the United States of America. Included in Management's Discussion and Analysis of Financial Condition and Results of Operations (or "MD&A") are financial measures presented in accordance with GAAP and also on a non-GAAP basis.

EBITDA, as presented in MD&A under "Key Performance Indicators" is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss) or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define EBITDA as net income (loss), excluding income tax expense (benefit), net interest expense and depreciation and amortization expense. We caution users of our financial statements that amounts presented in accordance with our definition of EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate EBITDA in the same manner. We believe that EBITDA provides an important supplemental measure of our performance and that it is a measure frequently used by securities analysts, investors and other interested parties in the evaluation of Sotheby's. We also utilize EBITDA in analyzing our performance and in the determination of annual incentive compensation. A reconciliation of EBITDA to net income (loss) derived in accordance with GAAP is presented below in "Reconciliation of Non-GAAP Financial Measures."

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may ultimately differ from management's original estimates as future events and circumstances sometimes do not develop as expected. Note C of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. In addition, management believes that the following are the most critical accounting estimates, which are not ranked in any particular order, which may affect Sotheby's financial condition and/or results of operations.

(1) *Valuation of Art*—The art market is not a highly liquid trading market. As a result, the valuation of art is inherently subjective and the realizable value of art often fluctuates over time. Accordingly, certain amounts reported in our Consolidated Financial Statements and accompanying notes are dependent upon management's estimates of the realizable value of art held in inventory and art pledged as collateral for Finance segment loans.

If management determines that the estimated realizable value of a specific artwork held in inventory is less than its carrying value, a loss is recorded to reduce the carrying value of the artwork to management's estimate of realizable value. As of December 31, 2009 and 2008, the carrying value of our inventory was $142.6 million (approximately 9% of total assets) and $186.6 million (approximately 11% of total assets), respectively.

If management determines that the value of the art pledged as collateral for Finance segment loans is less than the corresponding loan balance, management would be required to assess whether it is necessary to record a loss to reduce the carrying value of the loan, after taking into account the ability of the borrower to repay any shortfall in the value of the collateral when compared to the amount of the loan. As of December 31, 2009, net notes receivable had a carrying value of $164.5 million and the related collateral was valued at approximately $340.4 million. As of December 31, 2008, net notes receivable had a carrying value of $176.9 million, respectively, and the related collateral was valued at approximately $344.5 million.

In determining the realizable value of art, management relies on the opinions of Sotheby's specialists, who consider the following complex array of factors when valuing art:

- Whether the artwork is expected to be offered at auction or sold privately.
- The current and expected future demand for works of art, taking into account economic conditions and changing trends in the art market as to which collecting categories and artists are most sought after.
- Recent sale prices achieved in the art market for comparable works of art within a particular collecting category and/or by a particular artist.

Due to the inherent subjectivity involved in estimating the realizable value of art, management's judgments about the estimated realizable value of art held in inventory and the realizable value of art pledged as collateral for Finance segment loans may prove, with the benefit of hindsight, to be inaccurate.

(See Notes F and G of Notes to Consolidated Financial Statements.)

(2) *Pension Obligations*—The pension obligations related to our U.K. defined benefit pension plan (the "U.K. Pension Plan") are developed from an actuarial valuation. Inherent in this valuation are key assumptions and estimates, including the discount rate, expected long-term return on plan assets, future expectations of inflation, future compensation increases, mortality assumptions and other factors, which are updated on at least an annual basis. In developing these

assumptions and estimates, management considers current market conditions, market indices and other relevant data.

The discount rate assumption represents the approximate weighted average rate at which the obligations of the U.K. Pension Plan could be effectively settled and is based on a hypothetical portfolio of high-quality corporate bonds with maturity dates approximating the length of time remaining until individual benefit payment dates. The discount rate used to calculate the $2.3 million net pension credit related to the U.K. Pension Plan in 2009 was 6.0%. A hypothetical increase or decrease of 0.1% in this assumption would result in a decrease or increase in net annual pension cost of approximately $0.2 million. As of the date of the most recent plan actuarial valuation (December 31, 2009), the discount rate used to calculate the $257.4 million benefit obligation related to the U.K. Pension Plan was 5.7%. A hypothetical increase or decrease of 0.1% in this assumption would result in a decrease or increase in the benefit obligation of approximately $5.2 million.

The assumption for the expected long-term return on plan assets is based on expected future appreciation, as well as dividend and interest yields available in equity and bond markets as of the measurement date and weighted according to the composition of invested plan assets. The expected long-term return on plan assets used to calculate the $2.3 million net pension credit related to the U.K. Pension Plan in 2009 was 7.4%. A hypothetical increase or decrease of 0.25% in this assumption would result in a decrease or increase in net annual pension cost of approximately $0.7 million.

The assumption for future average annual compensation increases is established after considering historical salary data for our U.K. employees and current economic data for inflation, as well as management's expectations for future salary growth. The assumption for future average annual compensation increases used to calculate the $2.3 million net pension credit related to the U.K. Pension Plan in 2009 was 4.8%. A hypothetical increase or decrease of 0.25% in this assumption would result in an increase or decrease in net annual pension cost of approximately $0.2 million. As of the date of the most recent plan actuarial valuation (December 31, 2009), the assumption for future annual compensation increases used to calculate the $257.4 million benefit obligation related to the U.K. Pension Plan was 5.5%. A hypothetical increase or decrease of 0.25% in this assumption would result in an increase or decrease in the benefit obligation of approximately $1.6 million.

The mortality assumptions used in the actuarial valuation represent the approximate life expectancies for plan members based upon standardized data tables used by actuaries in the U.K. that include allowances for longer future life expectancies. A hypothetical 5% increase or decrease in life expectancies would result in an increase or decrease in net pension cost of approximately $0.2 million. Additionally, a hypothetical 5% increase or decrease in life expectancies would result in an increase or decrease in the benefit obligation of approximately $2.3 million.

As of the December 31, 2009 and December 31, 2008 actuarial valuations for the U.K. Pension Plan, pre-tax net actuarial losses totaled $26.1 million ($17.3 million, after tax) and $18.3 million ($13.2 million, after tax). These losses accumulated over several years as a result of differences in actual experience compared to projected experience. Between December 31, 2008 and December 31, 2009, a decrease in bond yields resulted in a lower discount rate used to measure plan liabilities and market expectations of inflation increased, causing an increase in the net actuarial loss. However, also during this period, the strength of the global equity markets resulted in a better than expected return on plan assets, which partially offset the impact of the lower discount rate and higher inflation. The net actuarial loss which is reflected in the Consolidated Balance Sheets on an after-tax basis within accumulated other comprehensive loss, is being systematically recognized as an increase in future net annual pension cost. Such pre-tax losses in excess of 10% of the greater of the market-related value of plan assets or the plan's projected benefit obligation are recognized over a period of approximately 14.2 years, which represents the average remaining service period of active employees expected to receive benefits under the plan.

(See Note R of Notes to Consolidated Financial Statements for additional information related to the U.K. Pension Plan, as well as Sotheby's other material pension arrangements.)

(3) *Income Taxes*—The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which Sotheby's operates. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and the tax balances recorded.

As of December 31, 2009, we had net deferred tax assets of $58.7 million, primarily resulting from deductible temporary differences which will reduce taxable income in future periods over a number of years. Included in this net deferred tax asset is a valuation allowance of $19.5 million to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for the valuation allowance, we consider, among other things, our projections of future taxable income and ongoing prudent and feasible tax planning strategies. If our projections of future taxable income and other positive evidence considered in evaluating the need for a valuation allowance prove, with the benefit of hindsight, to be inaccurate, it will be more difficult to support the realization of these deferred tax assets. As a result, an additional valuation allowance may be required, which would have an adverse impact on our results. Conversely, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would have a favorable impact on our results in the period such determination was made.

Additionally, liabilities are recorded to address potential exposures involving uncertain tax positions that we have taken, or expect to take, on income tax returns that could be challenged by taxing authorities. These potential exposures result from the varying applications of statutes, rules, regulations and interpretations. Inherent in our liabilities for uncertain tax positions are assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. The cost of the ultimate resolution of these matters may be greater or less than the liability that we have recorded.

(See discussion of "Income Tax Expense" below, as well as Notes N and O of Notes to Consolidated Financial Statements.)

(4) *Goodwill*—Goodwill is not amortized, but is tested annually for impairment at the reporting unit level as of October 31 and between annual tests if indicators of impairment exist. These indicators could include a significant change in the outlook for our business, legal factors, lower than expected operating results, increased competition, or the sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires management judgment, including the identification of reporting units, the assignment of assets and liabilities to reporting units, the assignment of goodwill to reporting units, and the determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This methodology requires significant judgments including the estimation by management of future cash flows, which is dependent on internal forecasts. Changes in the estimates and assumptions used by management could materially affect the determination of fair value and/or impairment.

Our goodwill balance is entirely attributable to the Auction reporting unit. We performed our latest annual impairment test for goodwill as of October 31, 2009. The results of this impairment test indicate that the estimated fair value of the Auction reporting unit significantly exceeds its book value as of October 31, 2009.

(See Notes J and K of Notes to Consolidated Financial Statements.)

(5) *Share-Based Payments*—We grant share-based payment awards as compensation to certain employees. Compensation expense recognized for share-based payments is dependent upon the valuation of the underlying award. Inherent in this valuation are assumptions, including management's estimates of future earnings, employee forfeitures, the expected life of the award, the expected volatility of Sotheby's stock price and dividend yield. In developing these assumptions, management considers historical data, current market conditions and other relevant data. Changes in the assumptions used by management could materially affect the determination

of a share-based payment award's fair value and the amount of compensation expense recognized in a period. (See Note Q of Notes to Consolidated Financial Statements.)

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

This discussion should be read in conjunction with Note E ("Segment Reporting") of Notes to Consolidated Financial Statements.

Overview

In 2009, we reported a net loss of ($6.5) million, as compared to net income of $26.5 million in 2008. The net loss in 2009 was largely the result of a 54% decrease in Net Auction Sales caused by a downturn in the international art market, which resulted from a weakening of the global economy and the associated turbulence in global financial and credit markets that began in September 2008. In addition, our 2009 results were adversely impacted by a significant increase in our effective income tax rate. The impact of the downturn in the international art market on our 2009 results was significantly mitigated by a $185.3 million, or 30%, decrease in expenses, as well as the absence of $60.2 million in auction guarantee losses recognized in the prior year and a 37% improvement in auction commission margin. The significant decrease in expenses in 2009 is due to an array of factors, including our cost reduction initiatives, a lower volume of auction offerings and favorable changes in foreign currency exchange rates.

While we experienced a decline in our year-over-year results in 2009, our fourth quarter net income of $73.6 million marked a substantial improvement from our net loss of ($9.3) million in the fourth quarter of 2008. This significant improvement in profitability, which was achieved despite a 7% decrease in Net Auction Sales, was primarily the result of a 27.4% improvement in auction commission margin and a $47.5 million decrease in expenses. Also favorably impacting the comparison of fourth quarter results are $20.5 million of principal activity losses in the fourth quarter of 2008 primarily due to inventory writedowns and auction guarantee losses that were not repeated in the current quarter.

See below for a more detailed discussion of each of the significant factors impacting our 2009 results and the comparison to the prior year.

Outlook

In the fourth quarter of 2008, the international art market began a significant decline that continued well into 2009 resulting in sales levels drastically lower than those experienced in the three years prior. However, we believe there are indications that the international art market has stabilized and begun to recover. We are very encouraged by the level of Net Auction Sales beginning in the fourth quarter of 2009 and through the end of February 2010. This is especially true of our London series of Impressionist and Contemporary Art sales in February, which achieved our highest total ever for this group of sales in London.

With the international art market showing signs of recovery, improved margins and a significantly reduced cost base, we believe that Sotheby's is well-positioned to improve upon its financial results in 2010. However, because there is still uncertainty in the global economy, we acknowledge the potential for further art market volatility that could limit the extent of our improvement on 2009's results. We are also mindful of the fact that we now have year to date market share in 2010 of over 60% versus our principal competitor, who has consistently defined itself by market share leadership. Consequently, there is the prospect that they could take competitive actions in such areas as pricing and guarantees that could adversely affect our margins in 2010.

(See statement on Forward Looking Statements.)

Results of Operations for the Years Ended December 31, 2009 and 2008

The table below presents a summary of our results of operations for 2009 and 2008, as well as a comparison between the two periods (in thousands of dollars):

	2009	2008	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Revenues:				
Auction and related revenues	$ 448,768	$ 616,625	$ (167,857)	(27.2%)
Finance revenues	9,073	14,183	(5,110)	(36.0%)
Dealer revenues	22,339	55,596	(33,257)	(59.8%)
License fee revenues	3,270	3,438	(168)	(4.9%)
Other revenues	1,508	1,717	(209)	(12.2%)
Total revenues	484,958	691,559	(206,601)	(29.9%)
Expenses **	431,824	617,141	185,317	30.0%
Operating income	53,134	74,418	(21,284)	(28.6%)
Net interest expense	(40,351)	(31,652)	(8,699)	(27.5%)
Extinguishment of debt (net)	1,039	5,364	(4,325)	(80.6%)
Write-off of credit facility amendment fees	(3,750)	—	(3,750)	N/A
Other income (expense)	5,323	(2,956)	8,279	*
Income before taxes	15,395	45,174	(29,779)	(65.9%)
Equity in earnings of investees, net of taxes	239	2,139	(1,900)	(88.8%)
Income tax expense	22,162	20,857	(1,305)	(6.3%)
Net (loss) income	$ (6,528)	$ 26,456	$ (32,984)	*
Key performance indicators:				
Aggregate Auction Sales (a)	$2,278,525	$4,905,504	$(2,626,979)	(53.6%)
Net Auction Sales (b)	$1,912,589	$4,189,735	$(2,277,146)	(54.4%)
Private Sales (c)	$ 472,603	$ 373,721	$ 98,882	26.5%
Consolidated Sales (d)	$2,773,467	$5,334,821	$(2,561,354)	(48.0%)
Auction commission margin (e)	20.7%	15.1%	N/A	37.4%
Average loan portfolio (f)	$ 154,619	$ 185,545	$ (30,926)	(16.7%)
EBITDA (g)	$ 77,674	$ 105,560	$ (27,886)	(26.4%)

Legend:

* Represents a change in excess of 100%.

** Expenses for 2009 include net restructuring charges of $12.2 million. Expenses for 2008 include a benefit of $18.4 million recognized as a result of the reversal of the remaining liability related to the vendor's commission discount certificates issued by Sotheby's in 2003 in conjunction with the settlement of antitrust related civil litigation, an impairment loss of $13.2 million and $4.3 million in restructuring charges. See below for a more detailed discussion of each of these amounts.

(a) Represents the hammer (sale) price of property sold at auction plus buyer's premium.

(b) Represents the hammer (sale) price of property sold at auction.

(c) Represents the total purchase price of property sold in private sales brokered by Sotheby's.

(d) Represents the sum of Aggregate Auction Sales, Private Sales and Dealer revenues.

(e) Represents total auction commission revenues as a percentage of Net Auction Sales.

(f) Represents the average loan portfolio of Sotheby's Finance segment.

(g) See "Use of Non-GAAP Financial Measures" above and "Reconciliation of Non-GAAP Financial Measures" below.

Impact of Changes in Foreign Currency Exchange Rates

In 2009, changes in foreign currency exchange rates had a net favorable impact of approximately $4.3 million on our results, as summarized in the following table (in thousands of dollars):

	Favorable/ (Unfavorable)
Total revenues	$(23,093)
Total expenses	26,243
Operating income	3,150
Net interest expense and other	1,176
Impact of changes in foreign currency exchange rates	$ 4,326

Revenues

In 2009 and 2008, revenues consisted of the following (in thousands of dollars):

			Favorable/(Unfavorable)	
Year Ended December 31	2009	2008	$ Change	% Change
Auction and related revenues:				
Auction commission revenues	$396,772	$632,772	$(236,000)	(37.3%)
Auction expense recoveries	8,184	15,245	(7,061)	(46.3%)
Private sale commissions	37,462	33,799	3,663	10.8%
Principal activities	(5,735)	(82,743)	77,008	93.1%
Catalogue subscription revenues	5,028	6,955	(1,927)	(27.7%)
Other	7,057	10,597	(3,540)	(33.4%)
Total auction and related revenues	448,768	616,625	(167,857)	(27.2%)
Other revenues:				
Finance revenues	9,073	14,183	(5,110)	(36.0%)
Dealer revenues	22,339	55,596	(33,257)	(59.8%)
License fee revenues	3,270	3,438	(168)	(4.9%)
Other	1,508	1,717	(209)	(12.2%)
Total other revenues	36,190	74,934	(38,744)	(51.7%)
Total revenues	$484,958	$691,559	$(206,601)	(29.9%)

Auction and Related Revenues

In 2009, auction and related revenues decreased $167.9 million, or 27%, principally due to a 37% reduction in auction commission revenues, partially offset by a substantially lower level of principal activity losses. The comparison to 2008 is also impacted by changes in foreign currency exchange rates, which contributed approximately $20.4 million to the net decrease. See the discussion below for a more detailed explanation of the significant factors contributing to the net decrease in auction and related revenues in 2009.

Auction Commission Revenues—In our role as auctioneer, we represent sellers of artworks accepting property on consignment and match sellers to buyers through the auction process. We invoice the buyer for the purchase price of the property (including the commission owed by the buyer), collect payment from the buyer and remit to the seller the net sale proceeds after deducting our commissions, expenses and applicable taxes and royalties. Our commissions include those paid by the buyer ("buyer's premium") and those paid by the seller ("seller's commission") (collectively, "auction commission revenue"), both of which are calculated as a percentage of Net Auction Sales.

In 2009, auction commission revenues decreased $236 million, or 37%, due to a 54% reduction in Net Auction Sales, partially offset by a 37% improvement in auction commission margin. The comparison to 2008 is also impacted by changes in foreign currency exchange rates, which contributed approximately $18.3 million to the net decrease.

See "Net Auction Sales" and "Auction Commission Margin" below for a more detailed discussion of these key performance indicators.

Net Auction Sales—In 2009, Net Auction Sales decreased $2.3 billion, or 54%, largely due to the downturn in the international art market, which prevented us from achieving auction consignment levels and selling prices comparable to the levels attained in 2008.

The downturn in the international art market impacted virtually all collecting categories, but was felt most significantly in our Impressionist and Contemporary Art departments, which experienced decreases in Net Auction Sales of $536 million (55%) and $946 million (72%), respectively, as significantly fewer objects were offered at these auctions and objects that sold achieved substantially lower prices. A significant contributor to the decrease in sales of Contemporary Art is the unprecedented September 2008 *Beautiful Inside My Head Forever* sale, which featured the sale of new Contemporary Art works by Damien Hirst.

In addition to the lower level of Impressionist and Contemporary Art sales, 2009 results are also impacted by decreased sales of Asian Art (↓ $146 million), Decorative Arts and Furniture (↓ $81 million), Russian Art (↓ $74 million), Old Master Paintings (↓ $55 million) and American Paintings (↓ $52 million), as well as changes in foreign currency exchange rates, which contributed approximately $90 million to the net decrease.

Despite the overall decrease in Net Auction Sales in 2009, we witnessed the stabilization and improvement in the art market in our autumn sales season as evidenced by the steady improvement in the percentage of lots successfully sold when compared to the fourth quarter of 2008. Additionally, in the second half of 2009, our auction offerings have achieved a significantly higher percentage of presale low estimates as compared to results for the first half of 2009.

Auction Commission Margin—Auction commission margin represents total auction commission revenues as a percentage of Net Auction Sales. Typically, auction commission margins are higher for lower value works of art or collections, while higher valued property earns lower margins.

Auction commission margins may also be adversely impacted by the use of auction guarantees. In situations when the guaranteed property sells for less than the minimum guaranteed price, all or a portion of the auction commissions earned are used to reduce our principal loss on the transaction.

In certain situations, auction commission margins are adversely impacted by arrangements whereby our auction commission is shared with a consignor or with a partner in an auction guarantee. In such situations, in an effort to reduce our financial exposure under an auction guarantee, we may: (a) share our auction commission with a consignor in order to secure a high value consignment without issuing an auction guarantee or (b) enter into a risk and reward sharing arrangement with an unaffiliated counterparty whereby we reduce our financial exposure under the auction guarantee in exchange for sharing our auction commission. Additionally, we may also share our auction commission with a consignor as part of an auction guarantee, typically in exchange for a portion of the hammer (sale) price in excess of a negotiated amount.

In response to the uncertain economic environment and the downturn in the international art market that was evident for most of 2009, we have substantially reduced our use of auction guarantees in 2009. We expect to continue to significantly limit our use of auction guarantees for the foreseeable future. (See statement on Forward Looking Statements.)

Partly as a result of reduced auction commission margins in early 2008, we implemented a buyer's premium rate increase that became effective on June 1, 2008. In salesrooms in the U.S., the buyer's premium became 25% on the first $50,000 of hammer (sale) price; 20% on the portion of hammer price above $50,000 up to and including $1 million; and 12% on any remaining amount above $1 million. Generally, in foreign salesrooms, these U.S. dollar thresholds were translated into an appropriate fixed local currency amount. For auction sales conducted through May 31, 2008, the buyers' premium charged was generally 25% of the hammer price on the first $20,000, 20% of the hammer price above $20,000 up to and including $500,000 and 12% of any remaining amount over $500,000.

In 2009, auction commission margin increased approximately 37% (from 15.1% to 20.7%) as a result of the following factors:

- A change in sales mix, as a substantially lower portion of Net Auction Sales in 2009 was at the high-end of our business.
- A significant decrease in our use of auction guarantees and related risk reduction arrangements and strategies.

- The impact of the increased buyer's premium rate structure that became effective in June 2008.

Principal Activities—Principal activities consist mainly of gains and losses related to auction guarantees including: (i) any share of overage or shortfall recognized when the guaranteed property is offered or sold at auction; (ii) any subsequent writedowns to the carrying value of guaranteed property that initially failed to sell at auction; and (iii) any subsequent recoveries and losses on the sale of guaranteed property that initially failed to sell at auction. To a much lesser extent, principal activities include gains and losses related to the sale of other Auction segment inventory, as well as any writedowns to the carrying value of such inventory, which consists mainly of objects obtained incidental to the auction process primarily as a result of defaults by purchasers after a consignor has been paid.

As the market for high-end collecting categories grew considerably from 2005 through September 2008, competition with our principal competitor, Christie's, greatly increased. As a result, our use of auction guarantees as a means of securing consignments increased significantly during this period and peaked in 2007. As discussed above, in response to the uncertain economic environment and the downturn in the international art market that was evident for most of 2009, we have substantially reduced our use of auction guarantees. The table below summarizes the total amount of auction guarantees issued by Sotheby's, net of the impact of risk and reward sharing arrangements with partners, during the period 2005 to 2009 (in millions of dollars):

	2005	2006	2007	2008	2009
Net Auction Guarantees Issued	$131	$450	$902	$626	$7

In 2009, principal activity losses decreased $77 million, or 93%, as 2008 results include the impact of significant auction guarantee losses, as well as a higher level of inventory writedowns, both of which were largely attributable to the downturn in the international art market that began after September 15, 2008.

Private Sale Commissions—The level of private sale commissions earned by Sotheby's can vary significantly from period to period. In 2009, private sale commissions increased $3.7 million, or 11%, despite the downturn in the international art market and the resulting challenging economic environment. This increase reflects our continued focus and commitment to capitalizing on this source of revenue.

Finance Revenues

In 2009, Finance revenues decreased $5.1 million, or 36%, principally due to lower benchmark interest rates earned on the loan portfolio and lower average loan portfolio balances in the periods. (Note: For the purposes of Management's Discussion and Analysis, Finance revenues are presented on a consolidated basis and do not include intercompany revenues earned by the Finance segment from Sotheby's Auction segment, which are eliminated in consolidation. See Note F of Notes to Consolidated Financial Statements.)

Dealer Revenues and Cost of Sales

Dealer revenues consist of revenues earned from the sale of property held by Noortman Master Paintings and objects purchased for investment purposes, as well as our share of gains resulting from the sale of property purchased by art dealers through unsecured loans from Sotheby's. Dealer cost of sales includes the net book value of Dealer inventory sold during the period and any writedowns to the carrying value of Dealer inventory. The table below summarizes Dealer revenues, cost of sales and gross loss for the Dealer segment for 2009 and 2008 (in thousands of dollars):

			Favorable/(Unfavorable)	
	2009	2008	$ Change	% Change
Dealer revenues	$ 22,339	$ 55,596	$(33,257)	(59.8%)
Dealer cost of sales	(24,516)	(61,978)	37,462	60.4%
Dealer gross loss	$ (2,177)	$ (6,382)	$ 4,205	65.9%

The improvement in Dealer segment results is primarily attributable to a significantly lower level of inventory writedowns in the current year. In 2009 and 2008, Dealer inventory writedowns totaled $4.7 million and $12.2 million, respectively.

Expenses

In 2009 and 2008, expenses consisted of the following (in thousands of dollars):

Year Ended December 31	2009	2008	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Direct costs of services	$ 43,429	$ 95,410	$ 51,981	54.5%
Dealer cost of sales	24,516	61,978	37,462	60.4%
Marketing expenses	10,541	19,662	9,121	46.4%
Salaries and related costs	196,269	240,126	43,857	18.3%
General and administrative expenses	123,350	176,004	52,654	29.9%
Depreciation and amortization expense	21,560	24,845	3,285	13.2%
Restructuring charges (net)	12,159	4,312	(7,847)	*
Impairment loss	—	13,189	13,189	100.0%
Antitrust related matters	—	(18,385)	(18,385)	(100.0%)
Total expenses	$431,824	$617,141	$185,317	30.0%

* Represents a change in excess of 100%.

Direct Costs of Services

Direct costs of services consists largely of sale specific marketing costs such as auction catalogue production and distribution expenses, sale advertising and promotion expenses and traveling exhibition costs. Also included in direct costs of services are sale-related shipping expenses. The level of direct costs incurred in any period is generally dependent upon the volume and composition of our auction offerings. For example, direct costs attributable to single-owner or other high-value collections are typically higher than those associated with standard various-owner sales, mainly due to higher promotional costs for catalogues, special events and traveling exhibitions, as well as higher shipping expenses.

In 2009, direct costs of services decreased $52 million, or 55%, largely due to the downturn in the international art market, which resulted in a substantially lower level of Net Auction Sales and volume of property offered at auction during the year. Additionally, throughout 2009, we implemented a number of cost reduction initiatives, especially in catalogue production and distribution, other direct sale promotional costs and shipping, which were a significant contributor to the year-over-year savings.

Marketing Expenses

Marketing expenses are costs related to the promotion of the Sotheby's brand and consist of the cost of corporate marketing activities (including the cost of client service initiatives) and the cost of strategic sponsorships of cultural institutions. In 2009, marketing expenses decreased by $9.1 million, or 46%, primarily as a result of our efforts to reduce discretionary spending in response to the downturn in the international art market.

Salaries and Related Costs

In 2009 and 2008, salaries and related costs consisted of the following (in thousands of dollars):

Year Ended December 31	2009	2008	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Full-time salaries	$114,467	$139,653	$25,186	18.0%
Share-based payments	20,750	30,180	9,430	31.2%
Incentive compensation	18,255	27,464	9,209	33.5%
Payroll taxes	14,369	19,486	5,117	26.3%
Employee benefits	17,679	8,857	(8,822)	(99.6%)
Option Exchange	—	216	216	100.0%
Other *	10,749	14,270	3,521	24.7%
Total salaries and related costs	$196,269	$240,126	$43,857	18.3%
Key Performance Indicator:				
Salaries and related costs as a % of total revenues	40.5%	34.7%	N/A	(16.6%)

Legend:

* Principally includes the cost of temporary labor and overtime.

In 2009, salaries and related costs decreased $43.9 million, or 18%, principally due to lower levels of full-time salaries, share-based payments, incentive compensation and payroll taxes, partially offset by higher employee benefit costs. The comparison to the prior year is also impacted by changes in foreign currency exchange rates, which contributed approximately $11.4 million to the net decrease.

See below for a more detailed discussion of the significant factors contributing to the overall decrease in salaries and related costs. Also, see "Restructuring Plans and Related Charges" below for information on expected future savings in salaries and related costs.

Full-Time Salaries—In 2009, full-time salaries decreased $25.2 million, or 18%, primarily due to the impact of headcount reductions resulting from the implementation of our restructuring plans (see "Restructuring Plans and Related Charges" below), as well as changes in foreign currency exchange rates, which contributed approximately $8.3 million to the net decrease. To a lesser extent, the decrease in full-time salaries is also attributable to other cost savings initiatives enacted in response to the downturn in the international art market including unpaid employee furloughs and temporary pay reductions for certain senior employees.

Share-Based Payments—Share-based payments consist of the amortization of compensation expense for awards of restricted stock and restricted stock units. Such equity-based awards are granted annually each February and the value of such awards is generally dependent upon Sotheby's financial results for the year prior to the grant date. (See Note Q of Notes to Consolidated Financial Statements for more detailed information on our share-based compensation programs.)

In 2009, share-based payments decreased $9.4 million, or 31%, principally due to a substantially lower value of restricted stock awarded to employees in February 2009 as a result of our lower profitability in 2008 when compared to 2007.

In 2010, share-based payments are expected to decrease approximately $1 million when compared to 2009. (See statement on Forward Looking Statements.)

Incentive Compensation—Incentive compensation consists of expense related to the Sotheby's incentive compensation programs. The amount of incentive compensation expense recorded in a period is largely dependent upon the level of Sotheby's profitability and is awarded at the discretion of the Compensation Committee of Sotheby's Board of Directors. In addition, incentive compensation includes amounts related to private sale transactions conducted by Sotheby's. In 2009, incentive compensation decreased $9.2 million, or 34%, principally due to our decrease in earnings.

Employee Benefits—Employee benefits include the cost of our retirement plans and health and welfare programs, as well as employee severance costs (excluding severance costs related to the restructuring plans discussed below). Our material retirement plans include defined benefit and defined contribution pension plans for U.K. employees and defined contribution and deferred compensation plans for U.S. employees.

Generally, the level of employee benefit costs is dependent upon headcount and compensation levels, as well as Sotheby's financial performance. Additionally, expenses related to the U.K. Pension Plan are significantly influenced by interest rates, investment performance in the debt and equity markets and actuarial assumptions. Furthermore, the expense recorded for the Sotheby's Deferred Compensation Plan (the "DCP") is dependent upon changes in the fair value of our DCP liability during a period, which result from gains and losses in deemed participant investments. Gains in deemed participant investments increase our DCP liability, as well as our employee benefit costs. Losses in deemed participant investments decrease our DCP liability, as well as our employee benefit costs. (See Note R of Notes to Consolidated Financial Statements for a more detailed discussion of our material pension plans).

In 2009, employee benefit costs increased $8.8 million, or 100%, primarily due to a $10.5 million increase in expense associated with the DCP resulting from a $4.5 million gain in deemed participant investments. This expense is substantially offset by a $3.6 million gain in the trust assets related to the DCP liability, which is reflected within other income (expense), as discussed below. By contrast, in 2008, employee benefit costs included a $6 million credit related to the DCP resulting from a substantial loss in the value of deemed participant investments in 2008, which was largely offset by a loss of $5.1 million in the trust assets related to the DCP liability, reflected within other income (expense).

The overall increase in employee benefit costs in 2009 is also impacted by a $1.4 million decrease in the net pension credit related to the U.K. Pension Plan. This decrease is attributable to differences in the market-based assumptions used to determine the net pension credit between the periods.

The net increase in employee benefit costs described above is partially offset by the following factors:

- The impact of our restructuring-related headcount reductions implemented late in 2008 and throughout 2009.
- A decrease in contributions to our U.S retirement plans as a result of (i) a lower level of incentive compensation costs and (ii) a May 2009 amendment to the Sotheby's, Inc. Retirement Savings Plan, which reduced our matching contributions by 50%.

In 2010, the net pension credit related to the U.K. Pension Plan is expected to increase by approximately $1.5 million when compared to 2009, primarily as a result of updated market-based assumptions used in determining the net pension credit. (See statement on Forward Looking Statements.)

General and Administrative Expenses

In 2009, general and administrative expenses decreased $52.7 million, or 30%, to $123.4 million. During 2009, the favorable impact of foreign currency translations on general and administrative expenses was approximately $7.1 million. Excluding the favorable impact of foreign currency translations, general and administrative expenses decreased $45.6 million, or 26%, to $130.5 million. The decrease in general and administrative expenses is largely due to cost savings initiatives enacted in response to the downturn in the international art market which achieved reductions in travel and entertainment costs (↓ $14.4 million or 46%), professional fees (↓ $11.7 million or 21%) and facilities-related costs (↓ $6.3 million or 11%). Also contributing to the decrease in general and administrative expenses were favorable collection efforts related to accounts receivable that were previously thought to be uncollectible. In 2010, we will continue to focus on containing general and administrative expenditures, especially with regards to travel and entertainment costs and professional fees. (See statement on Forward Looking Statements.)

Depreciation and Amortization Expense

In 2009, depreciation and amortization expense decreased $3.3 million, or 13%, principally due to the difference between the depreciable lives utilized in accounting for the York Property building, which was purchased in February 2009 and is being depreciated over a 50-year life. Prior to this purchase, we occupied the York Property subject to a capital lease with the related asset being amortized over the initial 20-year term of the lease. See "York Property" below.

Restructuring Plans and Related Charges

In 2009, we recorded net Restructuring Charges of $12.2 million related to the restructuring plans described below.

2008 Restructuring Plan—Due to a downturn in the international art market, on December 1, 2008 and February 26, 2009, Sotheby's Board of Directors approved restructuring actions impacting the Auction segment, as well as certain corporate departments. These restructuring actions (collectively, the "2008 Restructuring Plan") are the result of a strategic review of our operations conducted by management between November 2008 and February 2009. The 2008 Restructuring Plan contemplates a 15% decrease in global headcount, a reduction in our selling activities and leased premises in Amsterdam and the vacating of other premises principally in the U.K. as a result of a reorganization of our European operations.

The 2008 Restructuring Plan includes $2.0 million of facility related costs associated with exiting certain leased facilities in the Netherlands and the U. K.. These facility related Restructuring Charges represent the future rental costs (net of estimated sub-lease income) that we remain obligated to pay subsequent to the cease use date for each facility. The cease use date for the Amsterdam facility was in December 2009 and the underlying lease expires in September 2014. The cease use date for the U.K. facility was in June 2009 and the underlying lease expired in December 2009.

2009 Restructuring Plan—In March and April 2009, in response to a continued downturn in the international art market, management conducted a further strategic review of our operations, and on April 27, 2009, the Executive Committee of the Board of Directors approved additional restructuring actions (the "2009 Restructuring Plan"). The 2009 Restructuring Plan impacts all areas of our global operations through additional significant cost reductions resulting from a further 5% decrease in global headcount. In 2009, we recorded net Restructuring Charges of $3.5 million for employee termination benefits related to the 2009 Restructuring Plan.

Restructuring activities resulting from the 2008 Restructuring Plan and 2009 Restructuring Plan are summarized as follows:

	Employee Termination Benefits	Facility Related Costs	Other Costs	Total
Liability at January 1, 2008	$ —	$ —	$ —	$ —
Charges for 2008 Restructuring Plan	4,312	—	—	4,312
Liability at December 31, 2008	4,312	—	—	4,312
Charges for 2008 Restructuring Plan	6,446	2,085	427	8,958
Charges for 2009 Restructuring Plan	3,578	—	3	3,581
Cash payments	(12,844)	(1,144)	(359)	(14,347)
Adjustments to liability	(251)	(129)	—	(380)
Foreign currency exchange rate changes	317	54	5	376
Liability at December 31, 2009	$ 1,558	$ 866	$ 76	$ 2,500

As of December 31, 2009, the liability related to our restructuring activities was $2.5 million. The current portion of the liability of $1.8 million is recorded in the Consolidated Balance Sheets within Accounts Payable and Accrued Liabilities, and the non-current portion of $0.7 million is recorded with Other Liabilities. The majority of the liability related to employee termination benefits is expected to be paid by March 31, 2010. The liability for the facility related costs will be paid monthly according to the terms of the underlying lease through September 2014.

Cost Savings—In total, the 2008 Restructuring Plan and the 2009 Restructuring Plan are expected to result in aggregate annual cost savings of approximately $25 million. Of this amount, approximately $15 million was realized in 2009, almost entirely due to the headcount reductions.

In addition to the 2008 Restructuring Plan and 2009 Restructuring Plan, we implemented a number of other cost savings initiatives impacting all areas of expense. For example, in the second quarter of 2009, we initiated temporary pay reductions for certain staff and a reduction in U.S. pension contributions, and, in the third and fourth quarters of 2009, initiated unpaid furloughs for employees in certain operating locations. As a result of these cost savings initiatives and the actions taken in conjunction with the restructuring plans discussed above, we achieved aggregate cost savings of approximately $160 million in 2009 when compared to 2008 in direct cost of services, marketing expenses, salaries and related costs and general and administrative expenses. A portion of these savings was the result of favorable changes in foreign currency exchange rates and a lower volume of auction sales, when compared to the prior year.

(See Note L of Notes to Consolidated Financial Statements for additional information regarding the 2008 Restructuring Plan and 2009 Restructuring Plan.) (See statement on Forward Looking Statements.)

Impairment Loss and Insurance Recovery

Based on the results of our 2008 annual impairment test of the goodwill and indefinite-lived intangible assets related to Noortman Master Paintings, we recognized an impairment loss of $13.2 million in the fourth quarter of 2008. This impairment loss was principally due to a reduction in our future cash flow estimates for NMP. (See Notes J and K of Notes to Consolidated Financial Statements.)

Antitrust Related Matters

In April 1997, the U.S. Department of Justice (the "DOJ") began an investigation of certain art dealers and major auction houses, including Sotheby's and its principal competitor, Christie's. In October 2000, Sotheby's pled guilty to a violation of U.S. antitrust laws in connection with a conspiracy to fix auction commission rates charged to sellers in the U.S. and elsewhere.

In conjunction with the settlement of certain civil litigation related to the investigation by the DOJ, in May 2003, Sotheby's and Christie's issued to the class of plaintiffs vendor's commission discount certificates ("Discount Certificates") with a face value of $125 million, of which Sotheby's was responsible for funding the redemption of $62.5 million. The court determined that the $62.5 million face value had a fair value of not less than $50 million, which is the amount of expense recognized as a Special Charge in the third quarter of 2000. The $12.5 million discount on the face value of the Discount Certificates was amortized to interest expense over the four-year period between the date of issuance and May 15, 2007, the date after which any unused Discount Certificates were redeemable for cash.

The Discount Certificates were fully redeemable in connection with any auction conducted by Sotheby's or Christie's in the U.S. or in the U.K. and could have been used to satisfy consignment charges involving vendor's commission, risk of loss and/or catalogue illustration. Additionally, any unused Discount Certificates were redeemable for cash at their face value at any time between May 15, 2007 and May 14, 2008.

The Discount Certificates expired on May 14, 2008 and thereafter could no longer be redeemed. As a result of the expiration of the Discount Certificates, we reversed the remaining related liability and recognized a benefit of $18.4 million in the second quarter of 2008.

Net Interest Expense

In 2009, net interest expense increased $8.7 million, or 28%, primarily due to the incremental interest expense related to the Convertible Notes and the 7.75% Senior Notes issued on June 17, 2008 (see Note M of Notes to Consolidated Financial Statements), partially offset by the retirement in July 2008 of our 6.98% Senior Notes issued in 1999. The unfavorable variance in net interest expense when compared to 2008 is also attributable to lower interest income in 2009 resulting from lower average cash balances in the current year due to a lower level of operating results, as well as an $85 million payment made in February 2009 in conjunction with our purchase of the York Property, and the funding of auction guarantee losses in the fourth quarter of 2008.

Write-Off of Credit Facility Amendment Fees

As discussed in more detail under "Liquidity and Capital Resources" below, on August 31, 2009, we terminated our senior secured revolving credit facility with Bank of America, N.A. (the "BofA Credit Agreement"). As a result, we recorded a non-cash $2.5 million charge in the third quarter of 2009 to write-off the remaining balance of arrangement and amendment fees related to the BofA Credit Agreement. Additionally, as a result of amendments to the BofA Credit Agreement made in the first half of 2009, we recorded a non-cash $1.3 million charge in the second quarter of 2009 to partially write-off a portion of arrangement and amendment fees related to the BofA Credit Agreement. (See Note M of Notes to Consolidated Financial Statements.)

Extinguishment of Debt (Net)

Repurchase of 7.75% Senior Notes—On January 27, 2009, we repurchased $2.8 million of our 7.75% Senior Notes for a purchase price of $1.6 million (representing 59% of the aggregate principal amount repurchased). This repurchase resulted in a non-cash benefit of $1 million, net of fees, which was recognized in the first quarter of 2009.

On December 23, 2008, we repurchased an aggregate principal amount of $19 million of our 7.75% Senior Notes for a purchase price of $10.5 million (representing 56% of the aggregate principal amount repurchased). This repurchase resulted in a non-cash benefit of $7.8 million, net of fees, which was recognized in the fourth quarter of 2008.

Redemption of 6.98% Senior Notes—On July 18, 2008, we redeemed our 6.98% Senior Notes with a face value of $100 million for $105.7 million. The $105.7 million paid upon redemption includes $102.5 million for the present value of the remaining principal and interest and $3.2 million for accrued and unpaid interest through the date of redemption. As a result, we recognized a bond redemption cost of $2.5 million in the third quarter of 2008.

(See Note M of Notes to Consolidated Financial Statements.)

Other Income (Expense)

In 2009, our results include other income of $5.3 million, as compared to other expense of $3 million in 2008. Other income in 2009 includes a $3.6 million gain from changes in the fair value of the DCP trust assets. In 2008, other expense includes a net loss of $5.1 related to the DCP trust assets. Also included in 2009's results is a gain of approximately $4 million related to the sale of Sotheby's Australia. The majority of this gain was the result of the realization of the cumulative translation adjustment related to this entity. These factors were partially offset by unfavorable experience related to the settlement of certain derivative contracts when compared to 2008.

Income Tax Expense

The effective income tax rate was approximately 144% in 2009, compared to approximately 46.2% in 2008. The increase in the effective income tax rate is primarily the result of the recording of a valuation allowance in 2009 of $18.2 million against certain state, local and foreign deferred tax assets and loss carryforwards. The rate is also significantly influenced by the level and mix of current year earnings and losses by taxing jurisdiction, foreign tax rate differentials and the relative impact of permanent book to tax differences (i.e., non-deductible expenses) on lower pre-tax results by taxing jurisdiction as compared to the prior years. These factors are partially offset by the mix of income earned at tax rates lower than the U.S. tax rate and the favorable settlement of tax audits.

(See Notes N and O of Notes to Consolidated Financial Statements.)

Reconciliation of Non-GAAP Financial Measures

The following is a reconciliation of net (loss) income to EBITDA for 2009 and 2008 (in thousands of dollars):

	2009	2008
Net (loss) income	$(6,528)	$ 26,456
Income tax expense	22,162	20,857
Income tax expense related to earnings from equity investees	129	1,750
Net interest expense	40,351	31,652
Depreciation and amortization expense	21,560	24,845
EBITDA	$77,674	$105,560

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

This discussion should be read in conjunction with Note E ("Segment Reporting") of Notes to Consolidated Financial Statements.

Overview

In 2008, net income decreased $186.7 million, or 88%, primarily as a result of lower Net Auction Sales, significant auction guarantee losses and inventory writedowns, all attributable to the downturn in the international art market which resulted from a weakening global economy and the associated turbulence in the global financial and credit markets that began in September 2008. Also contributing to our decreased profitability in 2008 was a lower level of private sale commissions, higher net interest expense and a higher effective tax rate, partially offset by lower salaries and related costs.

Results of Operations for the Years Ended December 31, 2008 and 2007

The table below presents a summary of our results of operations for 2008 and 2007, as well as a comparison between the two periods (in thousands of dollars):

Year Ended December 31	2008	2007	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Revenues:				
Auction and related revenues	$ 616,625	$ 833,128	$(216,503)	(26.0%)
Finance revenues	14,183	17,025	(2,842)	(16.7%)
Dealer revenues	55,596	62,766	(7,170)	(11.4%)
License fee revenues	3,438	2,960	478	16.1%
Other revenues	1,717	1,843	(126)	(6.8%)
Total revenues	691,559	917,722	(226,163)	(24.6%)
Expenses **	617,141	641,940	24,799	3.9%
Operating income	74,418	275,782	(201,364)	(73.0%)
Net interest expense	(31,652)	(14,166)	(17,486)	*
Extinguishment of debt (net)	5,364	—	5,364	N/A
Insurance recovery	—	20,000	(20,000)	(100.0%)
Other (expense) income	(2,956)	1,403	(4,359)	*
Income before taxes	45,174	283,019	(237,845)	(84.0%)
Income tax expense	20,857	72,512	51,655	71.2%
Equity in earnings of investees, net of taxes	2,139	2,632	(493)	(18.7%)
Net income	$ 26,456	$ 213,139	$(186,683)	(87.6%)
Key performance indicators:				
Aggregate Auction Sales (a)	$4,905,504	$5,391,628	$(486,124)	(9.0%)
Net Auction Sales (b)	$4,189,735	$4,625,914	$(436,179)	(9.4%)
Private Sales (c)	$ 373,721	$ 729,988	$(356,267)	(48.8%)
Consolidated Sales (d)	$5,334,821	$6,184,382	$(849,561)	(13.7%)
Auction commission margin (e)	15.1%	16.5%	N/A	(8.5%)
Average loan portfolio (f)	$ 185,545	$ 171,286	$ 14,259	8.3%
EBITDA (g)	$ 105,560	$ 323,606	$(218,046)	(67.4%)

Legend:

* Represents a change in excess of 100%.

** Expenses for 2008 include a benefit of $18.4 million recognized as a result of the reversal of the remaining liability related to the vendor's commission discount certificates issued by Sotheby's in 2003 in conjunction with the settlement of antitrust related civil litigation, an impairment loss of $13.2 million and $4.3 million in restructuring charges. Expenses for 2007 include an impairment loss of $15 million and a $4.8 million gain on the sale of land and buildings. See below for a more detailed discussion of each of these amounts.

(a) Represents the hammer (sale) price of property sold at auction plus buyer's premium.

(b) Represents the hammer (sale) price of property sold at auction.

(c) Represents the total purchase price of property sold in private sales brokered by Sotheby's.

(d) Represents the sum of Aggregate Auction Sales, Private Sales and Dealer revenues.

(e) Represents total auction commission revenues as a percentage of Net Auction Sales.

(f) Represents the average loan portfolio of Sotheby's Finance segment.

(g) See "Use of Non-GAAP Financial Measures" above and "Reconciliation of Non-GAAP Financial Measures" below.

Impact of Changes in Foreign Currency Exchange Rates

In 2008, changes in foreign currency exchange rates had a net unfavorable impact of approximately $6.5 million on our results, as summarized in the following table (in thousands of dollars):

Year Ended December 31, 2008	Favorable/ (Unfavorable)
Total revenues	$(12,599)
Total expenses	6,367
Operating income	(6,232)
Net interest expense and other	(287)
Impact of changes in foreign currency exchange rates	$ (6,519)

Revenues

In 2008 and 2007, revenues consisted of the following (in thousands of dollars):

Year Ended December 31	2008	2007	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Auction and related revenues:				
Auction commission revenues	$632,772	$761,181	$(128,409)	(16.9%)
Auction expense recoveries	15,245	18,269	(3,024)	(16.6%)
Private sale commissions	33,799	54,821	(21,022)	(38.3%)
Principal activities	(82,743)	(22,409)	(60,334)	*
Catalogue subscription revenues	6,955	8,452	(1,497)	(17.7%)
Other	10,597	12,814	(2,217)	(17.3%)
Total auction and related revenues	616,625	833,128	(216,503)	(26.0%)
Other revenues:				
Finance revenues	14,183	17,025	(2,842)	(16.7%)
Dealer revenues	55,596	62,766	(7,170)	(11.4%)
License fee revenues	3,438	2,960	478	16.1%
Other	1,717	1,843	(126)	(6.8%)
Total other revenues	74,934	84,594	(9,660)	(11.4%)
Total revenues	$691,559	$917,722	$(226,163)	(24.6%)

Legend:

* Represents a change in excess of 100%.

Auction and Related Revenues

In 2008, auction and related revenues decreased $216.5 million, or 26%, principally due to lower auction commission revenues, a higher level of principal activity losses and lower private sale commissions. Also impacting the comparison of auction and related revenues to 2007 were changes in foreign currency exchange rates, which contributed approximately $14.9 million to the decrease. See the discussion below for a more detailed explanation of the significant factors contributing to the decrease in auction and related revenues in 2008.

Auction Commission Revenues—In 2008, auction commission revenues decreased $128.4 million, or 17%, principally due to a $436.2 million, or 9%, decrease in Net Auction Sales and a lower auction commission margin. Also impacting the comparison of auction commission revenues to 2007 were changes in foreign currency exchange rates, which contributed approximately $14.8 million to the decrease.

See "Net Auction Sales" and "Auction Commission Margin" below for a more detailed discussion of these key performance indicators.

Net Auction Sales—In 2008, Net Auction Sales decreased $436.2 million, or 9%, largely due to the downturn in the international art market discussed above. In addition, Net Auction Sales were impacted by changes in foreign currency exchange rates, which contributed $76.2 million to the decrease. More specifically, the decline in Net Auction Sales in 2008 was due to the following factors:

- A $52 million, or 2%, decrease in recurring Impressionist and Contemporary Art sales, mostly attributable to the performance of the November 2008 sales in New York, which decreased $303.7 million, or 46%, when compared to the sales conducted in November 2007.
- An $84 million decrease in sales of Antiquities in New York as 2007 results for this collecting category included the record sales of a bronze figure of Artemis and the Stag for $25.5 million and The Guennol Lioness for $51 million. There were no comparably priced Antiquities works sold in 2008.
- A $69 million, or 54%, decrease in Asian Art sales in New York, primarily attributable to a lower volume of property offered and sold in 2008, as well as lower average selling prices in 2008. The lower volume of property offered and sold in 2008 was due, in part, to $22.1 million of Net Auction Sales in the first quarter of 2007 attributable to property consigned by the Albright-Knox Art Gallery, for which there was no comparable consignment in the current period.
- A $61 million, or 24%, decrease in Jewelry sales. 2007 results include the sale in Switzerland of the "Chloe Diamond" for $14.4 million, which is the second highest price ever for a diamond sold at auction. There was no comparably priced Jewelry consignment sold in 2008.
- The cessation of auction sales conducted at our former Olympia salesroom in West London, which had traditionally processed property at a substantially lower price point than our other auction salesrooms. In 2007, approximately $66 million of Net Auction Sales were conducted at Olympia. In line with our strategic focus on major clients and the related shift in our business portfolio toward high-end consignments, no auctions were held at Olympia after the third quarter of 2007.
- A $51 million, or 19%, decrease in sales of Old Master Paintings and Drawings. In 2007, the results from this collecting category included the sale of Rembrandt's *St. James the Greater* for $23 million. There was no comparably priced work sold in this collecting category in 2008.
- Significant decreases across most other regional collecting categories, most notably in sales of Decorative Arts and Furniture ($72 million, or 24%, decrease), British Paintings and Pictures ($40 million, or 28%, decrease) and Books and Manuscripts ($39 million, or 42%, decrease). These decreases were primarily the result of single-owner sales in 2007 that were not repeated in 2008.

The overall decrease in Net Auction Sales in 2008 was partially offset by the following factors:

- $176 million of Net Auction Sales attributable to the unprecedented *Beautiful Inside My Head Forever* sale held in London in September 2008, which featured the sale of new Contemporary Art works by Damien Hirst. This sale was the first ever auction dedicated to the work of a single living artist.
- $38.6 million of Net Auction Sales attributable to the (RED) charity auction held in New York in February 2008, the proceeds of which (including our auction commission revenues) were donated to the United Nations Foundation to support HIV/AIDS relief programs in Africa conducted by the Global Fund to Fight AIDS, Tuberculosis and Malaria. There was no equivalent charitable auction conducted in 2007.

Auction Commission Margin—Effective September 1, 2007, we increased our buyer's premium charged on certain auction sales. In salesrooms in the U.S., the buyer's premium became 25% of the hammer price on the first $20,000, 20% of the hammer price above $20,000 up to and including $500,000 and 12% of any remaining amount over $500,000. In foreign salesrooms, with certain exceptions, these U.S. dollar thresholds were translated into an appropriate fixed local currency amount. This pricing structure was effective through May 31, 2008. For auction sales conducted during the first eight months of 2007, the buyer's premium charged was generally 20% on the first $500,000 of the hammer (sale) price and 12% on any remaining amount over $500,000.

Partly as a result of the factors discussed below that reduced auction commission margins in 2008, we implemented a buyer's premium rate increase that became effective on June 1, 2008. Generally, this pricing structure is 25% on the first $50,000 of hammer (sale) price; 20% on the portion of hammer price above $50,000 up to and including $1 million; and 12% on any remaining amount above $1 million.

As detailed in the chart above under "Key Performance Indicators," in 2008, we experienced a decrease of approximately 9% (from 16.5% to 15.1%) in auction commission margin when compared to 2007. The decrease in auction commission margin was principally due to the following factors:

- Competitive pressures and market conditions, which in certain cases caused us to accept lower auction commission margins in order to win consignments.
- An increase in risk reduction arrangements and strategies in an effort to reduce our exposure to auction guarantees in response to the challenging economic environment. When we employ such risk reduction arrangements and strategies, we share our auction commissions with consignors or with our partners in auction guarantees.
- A change in sales mix, as a more significant portion of Net Auction Sales in 2008 was at the high-end of our business where auction commission margins are traditionally lower.

These unfavorable factors were partially offset by the impact of the increased buyer's premium rate structures, as described above, that became effective in September 2007 and June 2008.

Principal Activities—As the market for high-end collecting categories grew considerably from 2005 through September 2008, competition between Sotheby's and its principal competitor, Christie's, greatly increased. As a result of this competitive landscape, our use of auction guarantees as a means of securing consignments increased significantly during this period and peaked in 2007. Accordingly, in 2008, 2007, 2006 and 2005, the total amount of auction guarantees issued by Sotheby's, net of the impact of risk sharing arrangements with partners, was approximately $626 million, $902 million, $450 million and $131 million, respectively.

In 2008, principal activity losses increased $60.3 million to $82.7 million, when compared to 2007. The higher level of principal activity losses in 2008 was largely attributable to the downturn in the international art market.

Included in the $82.7 million of principal activity losses in 2008 were $60.2 million of net losses related to property offered or sold under auction guarantees, of which $52.6 million relates to our autumn sales of Contemporary, Impressionist, and Asian Art in New York, London and Hong Kong. Also included in the $82.7 million of principal activity losses in 2008 were $17.4 million of subsequent writedowns to the carrying value of guaranteed property that initially failed to sell at auction. A considerable portion of these writedowns relate to works that were obtained at the recent peak of the international art market in 2007 and the first half of 2008.

When evaluating the performance of our portfolio of auction guarantees, we take into consideration the overall revenues earned on guarantees, which includes auction commission revenues, as well as any net guarantee gains or losses reflected in principal activities. Accordingly, the impact of the $60.2 million of net auction guarantee losses recognized in 2008 was partially offset by $43.8 million in auction commission revenues earned from property sold under auction guarantees during the period. Therefore, in 2008, our overall loss related to property offered or sold under auction guarantees was approximately $16.4 million, including the impact of auction commission revenues. By comparison, in 2007, we recognized net revenues related to property offered or sold under auction guarantees of approximately $57.8 million, consisting of $76.9 million in auction commission revenues partially offset by $19.9 million of net auction guarantee losses. (Auction commission revenues are reported in the table above within "Auction Commission Revenues" and are not a component of "Principal Activities.")

Private Sale Commissions—In 2008, private sale commissions decreased $21 million, or 38%, primarily due to a lower volume of high-end private sales in 2008. In particular, private sale commissions in 2007 included the landmark private sale of the Rostropovich-Vishnevskaya Collection of Russian Art in September 2007, for which there was no comparable individual private sale in 2008.

Finance Revenues

In 2008, Finance revenues decreased $2.8 million, or 17%, when compared to 2007. This decrease was principally due to lower interest rates earned on the portfolio as a result of lower benchmark interest rates, partially offset by a higher average portfolio balance. (Note: For the purposes of Management's Discussion and Analysis, Finance revenues are presented on a consolidated basis and do not include intercompany revenues earned by the Finance segment from our Auction segment, which are eliminated in consolidation. See Note F of Notes to Consolidated Financial Statements.)

Dealer Revenues and Cost of Sales

The table below summarizes Dealer revenues, cost of sales and gross (loss) profit for the Dealer segment in 2008 and 2007 (in thousands of dollars:)

Year Ended December 31	2008	2007	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Dealer revenues	$ 55,596	$ 62,766	$ (7,170)	(11.4%)
Dealer cost of sales	(61,978)	(49,161)	(12,817)	(26.1%)
Dealer gross (loss) profit	$ (6,382)	$ 13,605	$(19,987)	*

Legend:
* Represents a change in excess of 100%.

In 2008, Dealer segment performance declined significantly primarily due to $12.2 million of Dealer inventory writedowns recorded in 2008 and lower levels of profitability on sales of investment property.

Expenses

In 2008 and 2007, expenses consisted of the following (in thousands of dollars):

Year Ended December 31	2008	2007	Favorable/(Unfavorable) $ Change	Favorable/(Unfavorable) % Change
Direct costs of services	$ 95,410	$ 80,400	$(15,010)	(18.7%)
Dealer cost of sales	61,978	49,161	(12,817)	(26.1%)
Marketing expenses	19,662	19,792	130	0.7%
Salaries and related costs	240,126	293,720	53,594	18.2%
General and administrative expenses	176,004	166,539	(9,465)	(5.7%)
Depreciation and amortization expense	24,845	22,101	(2,744)	(12.4%)
Impairment loss	13,189	14,979	1,790	12.0%
Restructuring charges (net)	4,312	—	(4,312)	N/A
Antitrust related matters	(18,385)	—	18,385	N/A
Gain on sale of land and buildings	—	(4,752)	(4,752)	(100.0%)
Total expenses	$617,141	$641,940	$ 24,799	3.9%

Legend:
* Represents a change in excess of 100%.

Direct Costs of Services

In 2008, direct costs of services increased $15 million, or 19%, when compared to 2007. This increase was consistent with the composition of our auction offerings during 2008 and, in particular, was primarily attributable to the following factors:

- Costs related to the promotion of the *Beautiful Inside My Head Forever* sale ($3.7 million) and the (RED) charity auction ($1 million). There were no comparable sale events in 2007.
- Increased sale venue rental costs in Hong Kong.
- Higher catalogue and sale promotion costs related to recurring Impressionist and Contemporary Art Sales in New York and London.
- Increased traveling exhibition costs reflecting our efforts to promote our sales globally, including in emerging markets.
- Unfavorable experience with property loss and damage claims.

The comparison of direct costs of services to the prior period was favorably impacted by the cessation of auction sales conducted at our former Olympia salesroom, as discussed above.

Additionally, 2007 results include costs to promote and execute the landmark private sale of the Rostropovich-Vishnevskaya Collection of Russian Art, for which there was no comparable private sale or related costs in 2008. The overall increase in direct costs of services was also partially offset by changes in foreign currency exchange rates, which reduced direct costs of services by approximately $2.4 million when compared to 2007.

Marketing Expenses

In 2008, marketing expenses were unchanged when compared to 2007 as higher costs to promote the Sotheby's brand globally, especially in emerging markets such as the Middle East, India, Russia and Turkey, were offset by the costs of several strategic client service initiatives that were implemented in 2007.

Salaries and Related Costs

In 2008 and 2007, salaries and related costs consisted of the following (in thousands of dollars):

			Favorable/(Unfavorable)	
Year Ended December 31	**2008**	**2007**	**$ Change**	**% Change**
Full-time salaries	$139,653	$126,737	$(12,916)	(10.2%)
Share-based payments	30,180	26,995	(3,185)	(11.8%)
Incentive bonus costs	27,464	65,844	38,380	58.3%
Payroll taxes	19,486	21,160	1,674	7.9%
Employee benefits	8,857	36,241	27,384	75.6%
Option Exchange *	216	1,168	952	81.5%
Other **	14,270	15,575	1,305	8.4%
Total salaries and related costs	$240,126	$293,720	$ 53,594	18.2%
Key Performance Indicator:				
Salaries and related costs as a % of total revenues	34.7%	32.0%	N/A	(8.4%)

Legend:

* Includes the amortization of costs related to an exchange offer in 2004 of cash or restricted stock for certain stock options held by eligible employees under the Stock Option Plan.

** Principally includes the cost of temporary labor and overtime.

As discussed above in Management's Discussion and Analysis of Results of Operations for the years ended December 31, 2009 and 2008, our compensation strategy provides for variability in pay, commensurate with our financial performance. Accordingly, salaries and related costs for 2008 reflected a $53.6 million, or 18%, decrease versus 2007 largely due to a $38.4 million, or 58%, decrease in accrued incentive compensation costs as a result of our significantly lower profitability in 2008. Also contributing to the decrease in salaries and related costs were substantially lower employee benefit costs. The overall decrease in salaries and related costs was partially offset by higher costs for full-time salaries and share-based payments.

See discussion below for a more detailed explanation of the significant factors contributing to the overall decrease in salaries and related costs versus 2007.

Incentive Bonus Costs—In 2008, accrued incentive bonus costs decreased $38.4 million, or 58%, when compared to 2007, due to our significantly lower profitability in 2008.

Employee Benefits—In February 2008, we agreed with the trustees of the U.K. Pension Plan (the "Trustees") to cease advance funding of future discretionary benefit increases to retirees. On an annual basis, Sotheby's, in consultation with the Trustees, now determines an appropriate level of funding of discretionary benefit increases to retirees for a particular year based on specific objective criteria related to the financial status of Sotheby's and the pension plan. As a result of this agreement, an updated actuarial valuation was prepared as of February 29, 2008 reflecting a new assumption for the funding of discretionary benefit increases to retirees. In addition to this change, a number of the other actuarial assumptions were updated in the February 29, 2008 actuarial valuation to reflect then current market conditions.

In 2008, employee benefit costs decreased $27.4 million, or 76%, when compared to 2007. This decrease was primarily attributable to the following factors:

- A $15.7 million reduction in costs related to our U.K. Pension Plan, resulting in a net pension credit of $4 million in 2008. This reduction was primarily due to the cessation of advance funding of future discretionary benefit increases to retirees, as discussed above, and the higher discount rate assumptions used to calculate pension costs in the January 1, 2008 and February 29, 2008 actuarial valuations, when compared to 2007.
- A decrease of $8 million in costs associated with the DCP resulting from a $6 million loss in deemed participant investments during 2008. This reduction in employee benefit expense was substantially offset by a loss of $5.1 million in trust assets related to the DCP Liability, which is reflected within other (expense) income, as discussed below.
- A $2.8 million decrease in profit sharing costs related to our U.S. defined contribution plan. As a result of our lower profitability, there was no profit sharing accrual in 2008.

Full-Time Salaries—In 2008, full-time salaries increased $12.9 million, or 10%, when compared to 2007 principally due to strategic headcount additions, as well as limited salary increases to existing employees.

Share-Based Payments—In 2008, share-based payments (excluding costs related to the Option Exchange) increased $3.2 million, or 12%, when compared to 2007. This increase was attributable to the following factors:

- Incremental costs related to a higher value of Executive Bonus Plan ("EBP") restricted stock awarded in February 2008, when compared to 2007. The value of these awards was based on our financial performance in 2007.
- Incremental costs related to restricted stock grants in February 2008 to a broader base of employees than in prior years as part of a new incentive compensation structure that was implemented in 2008 to align with our client-focused strategic initiatives. Under this new structure, such restricted stock grants, although at the sole discretion of the Compensation Committee, are awarded in relation to prior year profitability and are subject to future service requirements.
- The incremental impact of costs related to restricted stock awarded in 2007.

The overall increase in share-based payments versus 2007 was partially offset by a credit of $2.2 million recorded in the fourth quarter of 2008 related to the revaluation of restricted stock awarded to certain senior executives in July 2006 that would only vest if certain net income or share price targets were achieved. It was not expected that the net income targets would be achieved by the respective vesting dates.

General and Administrative Expenses

In 2008, general and administrative expenses increased $9.5 million, or 6%, when compared to 2007. The comparison of general and administrative expenses to 2007 was influenced by the following factors:

- A $6.6 million increase in premises rental and other facilities-related costs, primarily as a result of U.K. premises initiatives.
- A $3.9 million, or 7%, increase in professional fees, partially due to a $1.8 million increase in costs associated with our outsourced tax compliance function, as well as higher legal, consulting and audit fees. The overall increase in professional fees versus 2007 was partially offset by $3.7 million in one-time costs recorded in 2007 associated with our assessment of our rights and options with respect to the York Property (see "York Property" below).
- A $3.9 million increase in bad debt expense.
- An increase of $1.2 million in travel and entertainment costs principally due to a higher level of travel in pursuit of business opportunities and, also as a result of, the increasing globalization of our client base.

The overall increase in general and administrative expenses was partially offset by a $1.3 million benefit to general and administrative expenses recognized in the third quarter of 2008 as a result of a real estate tax rebate in the U.K., for which there was no comparable event in 2007. Also impacting the comparison to 2007 were changes in foreign currency exchange rates, which reduced general and administrative expenses by approximately $4.7 million.

Depreciation and Amortization Expense

In 2008, depreciation and amortization expense increased $2.7 million, or 12%, when compared to 2007. This increase was primarily attributable to a higher rate of capital expenditures over the last two years, due in part to the refurbishment of our premises in the U.K., as well as additional investments in information technology designed to improve client service. Additionally, results for 2008 included amortization expense of approximately $0.7 million related to intangible assets recognized in connection with the acquisition of an auction house in France, for which there was no comparable expense in 2007 (see Notes K and I of Notes to Consolidated Financial Statements).

Impairment Loss and Insurance Recovery

Robert C. Noortman, who was the Managing Director of Noortman Master Paintings, died unexpectedly on January 14, 2007. As a result of Mr. Noortman's death, in the first quarter of 2007, we recorded an impairment loss of approximately $15 million in the Dealer segment related to NMP's goodwill ($7.3 million), customer relationships ($6 million) and trade name ($0.8 million), as well as Mr. Noortman's non-compete agreement ($0.9 million).

Also as a result of Mr. Noortman's death, Sotheby's became entitled to a $20 million death benefit under a key man life insurance policy that it had purchased in conjunction with the acquisition of NMP. Accordingly, in the first quarter of 2007, we recognized a $20 million insurance recovery within other income.

We performed our annual impairment tests of NMP's goodwill and trade name as of October 31, 2008. The fair value of NMP's goodwill and trade name was estimated using a discounted cash flow methodology based on management's judgments about NMP's expected future cash flows. Based on the results of these annual impairment tests, we recognized a further impairment loss of $13.2 million in the fourth quarter of 2008 related to NMP's goodwill ($11.1 million) and trade name ($2.1 million). This impairment loss was principally due to a reduction in management's future cash flow estimates for NMP.

(See Notes J and K of Notes to Consolidated Financial Statements.)

Restructuring Plan and Related Charges

Due to a downturn in the international art market, in the fourth quarter of 2008, management began a strategic review of our operations with the goal of materially recalibrating Sotheby's cost base through a restructuring plan impacting our operations globally (defined above as the "2008 Restructuring Plan"). On December 1, 2008, the Executive Committee of Sotheby's Board of Directors approved the first phase of the 2008 Restructuring Plan resulting in headcount reductions impacting our Auction segment in North America, as well as certain corporate departments. This decision resulted in $4.3 million in restructuring charges related to employee termination benefits recorded in the fourth quarter of 2008.

Antitrust Related Matters

In conjunction with the settlement of certain civil litigation related to the investigation by the DOJ, in May 2003, Sotheby's and Christie's issued Discount Certificates to the class of plaintiffs with a face value of $125 million, of which Sotheby's was responsible for funding the redemption of $62.5 million. The court determined that the $62.5 million face value had a fair market value of not less than $50 million, which was the amount of expense recognized as a Special Charge in the third quarter of 2000. The Discount Certificates were fully redeemable in connection with any auction conducted by Sotheby's or Christie's in the U.S. or in the U.K. and could have been used to satisfy consignment charges involving vendor's commission, risk of loss and/or catalogue illustration. The Discount Certificates expired on May 14, 2008 and, therefore, could no longer be redeemed. As a result of the expiration of the Discount Certificates, we reversed the remaining related liability and recognized a benefit of $18.4 million in the second quarter of 2008.

Gain on Sale of Land and Buildings

In March 2007, we completed the sale of our land and buildings at Billingshurst, West Sussex, which previously housed a U.K. auction salesroom. As a result of this sale, we recognized a gain of $4.8 million in the first quarter of 2007, for which there was no comparable transaction or gain in 2008.

Net Interest Expense

For the year ended December 31, 2008, net interest expense increased $17.5 million, when compared to 2007 primarily due to the incremental interest expense related to the Convertible Notes and Senior Notes issued on June 17, 2008, as well as lower interest income which was a direct result of lower average balances of cash and short-term investments and lower interest rates earned on these balances throughout 2008. The lower average balances of cash and short-term investments were the result of the funding requirements for the advance and settlement of auction guarantees, the timing of the settlement of certain client receivables and the $50 million initial payment made in January 2008 as part of the contract to purchase the York Property.

Extinguishment of Debt (Net)

In 2008, we recognized a $5.4 million net benefit on the extinguishment of debt related to the events described below.

Redemption of 6.98% Senior Notes—On July 18, 2008, we redeemed our 6.98% Senior Notes with a face value of $100 million for $105.7 million. The $105.7 million paid upon redemption includes $102.5 million for the present value of the remaining principal and interest and $3.2 million for accrued and unpaid interest through the date of redemption. As a result, we recognized a bond redemption cost of $2.5 million in the third quarter of 2008.

Repurchase of 7.75% Senior Notes—On December 23, 2008, we repurchased an aggregate principal amount of $19 million of our outstanding 7.75% Senior Notes for a purchase price of $10.5 million (representing 56% of the aggregate principal amount repurchased). This repurchase resulted in a non-cash benefit of $7.8 million, net of fees, which was recognized in the fourth quarter of 2008.

Other (Expense) Income

In 2008, our results included other expense of $3 million, as compared to other income of $1.4 million in 2007. The comparison to 2007 was unfavorably impacted by net losses in 2008 of $5.1 million in the fair value of trust assets related to the DCP (see Note R of Notes to Consolidated Financial Statements for more information on the DCP). In 2007, other income included gains of $1.9 million from the changes in the fair value of these assets.

Income Tax Expense

The effective tax rate was approximately 46.2% in 2008, compared to approximately 25.6% in 2007. The increase in the effective tax rate was primarily the result of increased income tax reserves related to various U.S. and international tax issues, the non-deductible goodwill impairment loss related to NMP and a non-recurring benefit recognized in 2007. These factors were offset by a shift in the mix of income earned at tax rates lower than the U.S. tax rate. The non-recurring benefit recognized in 2007 was related to the reversal of the valuation allowance established against state operating losses and other deferred tax assets in prior years.

(See Notes N and O of Notes to Consolidated Financial Statements.)

Reconciliation of Non-GAAP Financial Measures

The following is a reconciliation of net income to EBITDA for 2008 and 2007 (in thousands of dollars):

Year Ended December 31	2008	2007
Net income	$ 26,456	$213,139
Income tax expense	20,857	72,512
Income tax expense related to earnings from equity investees	1,750	1,688
Net interest expense	31,652	14,166
Depreciation and amortization expense	24,845	22,101
EBITDA	$105,560	$323,606

YORK PROPERTY

The York Property is home to our sole North American auction salesroom and our principal North American exhibition space. On February 7, 2003, we sold the York Property to an affiliate of RFR Holding Corp. ("RFR"). In conjunction with this sale, we leased the York Property back from RFR for an initial 20-year term, with options for us to extend the lease for two additional 10-year terms. The resulting lease was accounted for as a capital lease, with the related asset being amortized over the initial 20-year lease term.

On January 11, 2008, we entered into a contract to reacquire the York Property from RFR for a purchase price of $370 million (the "Purchase and Sale Agreement"). We also agreed to give the principals of RFR favorable consignment terms for the future sale of art at Sotheby's auctions. We estimated the value of these terms to be approximately $3.8 million.

We financed the $370 million purchase price through an initial $50 million cash payment made in conjunction with the signing of the Purchase and Sale Agreement on January 11, 2008, an $85 million cash payment made when the purchase was consummated on February 6, 2009 and the assumption of an existing $235 million mortgage on the York Property (the "York Property Mortgage").

The York Property Mortgage matures on July 1, 2035, but has an optional pre-payment date of July 1, 2015 and bears an annual rate of interest of approximately 5.6%, which increases subsequent to July 1, 2015. It is our current intention to pre-pay the mortgage on or about July 1, 2015. In conjunction with the final accounting for the York Property purchase in February 2009, the York Property Mortgage was recorded in the Consolidated Balance Sheet at its $212.1 million fair value. The fair value of the York Property Mortgage was computed using a discounted cash flow approach based on a market rate of interest, which was estimated by management. The resulting $22.9 million debt discount is being amortized to interest expense over the remaining expected term of the loan. We paid fees of $2.4 million in conjunction with the assumption of the York Property Mortgage, which are also being amortized to interest expense over the remaining expected term of the loan. The December 31, 2009 carrying value of the York Property Mortgage was $215.4 million and its fair value was approximately $227.5 million. (See Notes I and M of Notes to Consolidated Financial Statements.)

As a result of the consummation of the York Property purchase on February 6, 2009, the existing capital lease obligation of $167 million, which had an effective interest rate of 10.4%, and the related $122 million net capital lease asset, as well as a $16 million deferred gain related to the sale of the York Property in 2003 were derecognized and the net effect was deducted from the initial carrying value of the York Property. Accordingly, the land and building acquired in conjunction with the purchase of the York Property was recorded at an initial carrying value of approximately $292.3 million, computed as follows (in thousands of dollars):

Fair value of York Property Mortgage	$212,130
Cash payments (including direct transaction costs)	137,480
Fair value of consignment terms	3,750
Derecognition of net capital lease obligation	(45,171)
Derecognition of deferred gain	(15,894)
Initial carrying value of York Property	$292,295

The York Property and the York Property Mortgage are held by 1334 York, LLC, a separate legal entity of Sotheby's that maintains its own books and records and whose results are ultimately consolidated into Sotheby's financial statements. The assets of 1334 York, LLC are not available to satisfy the obligations of other Sotheby's affiliates or any other entity.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our material contractual obligations and commitments as of December 31, 2009:

	Payments Due by Period				
	Total	Less Than One Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(Thousands of dollars)				
York Property Mortgage (1):					
Principal	$235,000	$ 1,203	$ 6,305	$ 7,068	$220,424
Interest	70,787	13,051	25,702	24,940	7,094
Sub-total	305,787	14,254	32,007	32,008	227,518
Unsecured debt (2):					
Principal payments	328,250	—	—	200,000	128,250
Interest payments	75,911	16,189	32,379	22,760	4,583
Sub-total	404,161	16,189	32,379	222,760	132,833
Other commitments:					
Operating lease obligations (3)	89,358	14,375	19,457	15,895	39,631
Employment arrangements (4)	11,017	4,905	6,112	—	—
Uncertain tax positions (5)	—	—	—	—	—
Sub-total	100,375	19,280	25,569	15,895	39,631
Total	$810,323	$49,723	$89,955	$270,663	$399,982

(1) Represents the outstanding principal and monthly interest payments due on the York Property Mortgage. The York Property Mortgage matures on July 1, 2035, has an optional pre-payment date of July 1, 2015, and bears an annual interest rate of approximately 5.6%, which increases subsequent to July 1, 2015. It is our current intention to pre-pay the York Property Mortgage on or about July 1, 2015. The payments reflected in the table above assume that pre-payment will be made on that date.

(2) Represents the aggregate outstanding principal and semi-annual interest payments due on our 3.125% Convertible Notes, due June 15, 2013 (the "Convertible Notes"), and our 7.75% Senior Notes, due June 15, 2015 (the "Senior Notes"). (See Note M of Notes to Consolidated Financial Statements for additional information on the Convertible Notes and the Senior Notes.)

(3) Represents rental payments due under our operating lease obligations. Our existing lease for warehouse space in London expires in the first quarter of 2011. We have reached an agreement in principle to lease a new London warehouse facility, which we expect to occupy beginning in the first quarter of 2011. We anticipate signing this lease in the first quarter of 2010, subject to obtaining planning permission for the buildout of the facility. Not included in the table above are rental payments for this facility are expected to be approximately $0.9 million annually from 2010 through 2014 and $12.9 million, in total, thereafter.

(4) Represents the remaining commitment for future salaries and other cash compensation (excluding any participation in Sotheby's incentive compensation and share-based payment programs) related to employment arrangements with certain senior employees, which expire at various points between March 2011 and February 2012. Such arrangements provide, among other benefits, for minimum salary levels and for incentive compensation under our incentive compensation programs which is payable only if specified company and individual goals are attained. Additionally, certain of these arrangements provide for annual equity grants, the accelerated vesting of certain equity grants, severance payments, other cash compensation and continuation of benefits upon termination of employment under certain circumstances.

(5) Excludes the $16.9 million liability recorded for uncertain tax positions that would be settled by cash payments to the respective taxing authorities, which are classified as long-term liabilities in our December 31, 2009 Consolidated Balance Sheet. This liability is excluded from the table

above because we are unable to make reliable estimates of the period of settlement with the respective taxing authorities. (See Note O of Notes to the Consolidated Financial Statements for more detailed information on uncertain tax positions.)

OFF-BALANCE SHEET ARRANGEMENTS

Auction Guarantees

From time to time in the ordinary course of our business, we will guarantee to sellers a minimum price in connection with the sale of property at auction (an "auction guarantee"). In the event that the property sells for less than the minimum guaranteed price, we must perform under the auction guarantee by funding the difference between the sale price at auction and the amount of the auction guarantee. We are generally entitled to a share of the excess proceeds (the "overage") if the property under the auction guarantee sells above a minimum price. If the property does not sell, the amount of the guarantee must be paid, but title to the property generally transfers to Sotheby's, and we may recover a portion, all or more than the amount paid under the guarantee through the future sale of the property, whether or not we take title to the property.

In certain situations, we reduce our financial exposure under an auction guarantee through a risk and reward sharing arrangement with a partner. Such auction guarantee risk and reward sharing arrangements include:

- Arrangements under which an unaffiliated counterparty contractually commits to bid a predetermined price on the guaranteed property (an "irrevocable bid"). If the irrevocable bid is the winning bid, the counterparty purchases the property at the predetermined price plus the applicable buyer's premium and pays the same amount as any other successful bidder would pay. If the irrevocable bid is not the winning bid, the counterparty is generally entitled to a negotiated share of the auction commission earned on the sale and/or a share of any overage.
- Arrangements under which an unaffiliated counterparty contractually commits to fund: (i) a share of the difference between the sale price at auction and the amount of the auction guarantee if the property sells for less than the minimum guaranteed price or (ii) a share of the minimum guaranteed price if the property does not sell while taking ownership of a proportionate share of the unsold property. In exchange for accepting a share of the financial exposure under the auction guarantee, the counterparty is entitled to receive a share of the auction commission earned if the property sells and/or a share of any overage.

The counterparties to these auction guarantee risk and reward sharing arrangements are typically major international art dealers or major art collectors. Sotheby's could be exposed to credit-related losses in the event of nonperformance by these counterparties.

As of December 31, 2009, we had one outstanding auction guarantee of $4.5 million, the property relating to which had pre-sale low and high estimates (1) of $5 million and $7 million, respectively. Our financial exposure under this auction guarantee was fully hedged as a result of an irrevocable bid of $4.5 million from an unaffiliated counterparty.

(1) Pre-sale estimates are not always accurate predictions of auction sale results or the fair value of the guaranteed property.

In response to the uncertain economic environment and the downturn in the international art market that was evident for most of 2009, we have substantially reduced our use of auction guarantees. We expect to continue to significantly limit our use of auction guarantees for the foreseeable future. (See statement on Forward Looking Statements.)

DERIVATIVE FINANCIAL INSTRUMENTS

We utilize forward exchange contracts to hedge cash flow exposures related to foreign currency exchange rate movements, which primarily arise from short-term foreign currency denominated intercompany balances and, to a lesser extent, foreign currency denominated client payable balances.

Such forward exchange contracts are typically short-term with settlement dates less than six months from their inception. Additionally, on rare occasions, we purchase foreign currency option contracts to hedge foreign currency risks associated with amounts payable to consignors as a result of the sale of property at auction. All derivative financial instruments are entered into by our global treasury function, which is responsible for managing Sotheby's exposure to foreign currency exchange rate movements.

As of December 31, 2009, the notional value of outstanding forward exchange contracts was $51.7 million. Notional values do not quantify risk or represent assets or liabilities of Sotheby's, but are used to calculate cash settlements under outstanding forward exchange contracts. We are exposed to credit-related losses in the event of nonperformance by the two counterparties to our outstanding forward exchange contracts. We do not expect either of these counterparties to fail to meet their obligations given their high short-term (A1/P1) credit ratings.

As of December 31, 2009, the $0.1 million aggregate carrying value of our outstanding forward exchange contracts was recorded as an asset in the Consolidated Balance Sheets within Prepaid Expenses and Other Current Assets. As of December 31, 2008, the $2.6 million aggregate carrying value of our outstanding forward exchange contracts was recorded as a liability in the Consolidated Balance Sheets within Accounts Payable and Accrued Liabilities. These carrying values reflect the aggregate fair values of the outstanding derivative instruments on each balance sheet date based on referenced market rates. For more information related to our derivative financial instruments, see Notes C and V in Notes to Consolidated Financial Statements.

CONTINGENCIES

For information related to Contingencies, see Notes F, O, S and T of Notes to Consolidated Financial Statements.

UNCERTAIN TAX POSITIONS

For information related to Uncertain Tax Positions, see Note O of Notes to Consolidated Financial Statements.

FINANCIAL CONDITION AS OF DECEMBER 31, 2009

This discussion should be read in conjunction with our Consolidated Statements of Cash Flows (see Item 8, "Financial Statements and Supplementary Data"). In 2009, total cash and cash equivalents increased approximately $68.1 million to $321.6 million primarily due to the factors discussed below.

Cash Provided by Operating Activities—Net cash provided by operating activities of $158.5 million in 2009 is principally attributable to our results for the period, a $104.2 million net increase in amounts collected from clients and proceeds from the sale of inventory. These operating cash inflows are partially offset by a $42.3 million decrease in accounts payable and accrued liabilities.

Cash Used by Investing Activities—Net cash used by investing activities of $65.8 million in 2009 is principally due to the $85 million payment made in conjunction with the York Property purchase in February 2009 (see "York Property" above) and the funding of other capital expenditures ($13 million). These investing cash outflows are partially offset by a $27.1 million net decrease in client loans.

Cash Used by Financing Activities—Net cash used by financing activities of $24.2 million in 2009 is principally due to $20.4 million in dividend payments and $1.6 million for the repurchase of a portion of our 7.75% Senior Notes.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents—As of December 31, 2009, Sotheby's had cash and cash equivalents of approximately $321.6 million, which are invested on a short-term basis in the highest rated overnight deposits with major banks.

Revolving Credit Facility—On August 31, 2009, Sotheby's and certain of its wholly-owned subsidiaries (collectively, the "Borrowers"), entered into a credit agreement (the "Credit Agreement") with an international syndicate of lenders led by General Electric Capital Corporation ("GE Capital"), which acted as fronting lender and agent. The following summary does not purport to be a complete summary of the Credit Agreement and is qualified in its entirety by reference to the Credit Agreement, a copy of which was filed as Exhibit 10.1 to Sotheby's Form 8-K filed with the SEC on September 1, 2009. Terms used, but not defined in this summary, have the meanings set forth in the Credit Agreement.

The Credit Agreement has a maturity date of August 31, 2012 and provides for a $200 million revolving credit facility (the "Revolving Credit Facility"), with a sub-limit of $50 million for U.K. based borrowings. The borrowings available under the Credit Agreement are limited by a borrowing base equal to 85% of Eligible Art Loans, plus 30% of Eligible Art Inventory, plus 15% of Consolidated Net Tangible Assets, subject to certain limitations and reserves.

Borrowings under the Revolving Credit Facility may be used for general corporate purposes. In addition, up to $10 million of the Revolving Credit Facility may be used to issue letters of credit. As of December 31, 2009, there were no borrowings or letters of credit outstanding under the Revolving Credit Facility and the amount of available borrowings was approximately $129 million, as calculated under the borrowing base.

Borrowings under the Revolving Credit Facility are available in either Dollars to U.S. Borrowers or Pounds Sterling to U.K. Borrowers. The U.S. Borrowers and, subject to certain limitations, the U.K. Borrowers, are jointly and severally liable for all obligations under the Credit Agreement. In addition, certain subsidiaries of the Borrowers guarantee the obligations of the Borrowers under the Credit Agreement. The obligations under the Credit Agreement are secured by liens on all or substantially all of the personal property of the Borrowers and the guarantors.

Borrowings are, at the Borrowers' option, either Dollar Index Rate Loans (for U.S. Borrowers only) or LIBOR Loans. Dollar Index Rate Loans bear interest from the applicable borrowing date at an annual rate equal to (a) the highest of (i) the "Prime Rate" as quoted in The Wall Street Journal, (ii) the Federal Funds Rate plus 3%, or (iii) the LIBOR Rate based upon the offered rate for deposits in such currency for a period equal to such interest period on the Reuters Screen LIBOR01 Page plus 1.0%, *plus* (b) the Applicable Margin, which is generally 3.0% to 3.5% based upon the level of outstanding borrowings under the Revolving Credit Facility. The LIBOR Rate for Dollars or Pounds Sterling, as the case may be, for an interest period is equal to (x) the highest of (i) the offered rate for deposits in such currency for a period equal to such interest period on the Reuters Screen LIBOR01 Page, (ii) if the interest period is less than three months, the offered rate for deposits in such currency on the Reuters Screen for an Interest Period of three months, and (iii) 2%, *plus* (y) the Applicable Margin, which is generally 4.0% to 4.5% based upon the level of outstanding borrowings under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants including, but not limited to, limitations on capital expenditures, limitations on net outstanding auction guarantees, limitations on the use of proceeds from borrowings under the Credit Agreement, limitations on the ability to merge, liquidate, consolidate, dispose of assets or capital stock, and limitations on material changes to the nature of Sotheby's business. The Credit Agreement also restricts quarterly dividend payments to the lesser of $0.05 per share or $4 million. The maximum level of quarterly dividend payments may be increased depending on the Fixed Charge Coverage Ratio covenant. Management believes that Sotheby's is in compliance with the covenants and terms of the Credit Agreement.

The Credit Agreement also contains the following financial covenants, which are only applicable during certain compliance periods:

- A minimum Fixed Charge Coverage Ratio, which requires the maintenance of a sufficient level of specifically defined cash flows to cover certain debt and equity related cash requirements.
- A minimum EBITDA, which requires the maintenance of certain minimum levels of specifically defined operating cash flows.

These financial covenants were not applicable for the twelve month period ending December 31, 2009.

Sotheby's incurred approximately $7.5 million in fees related to the Credit Agreement, which are being amortized on a straight-line basis to interest expense over the three-year term of the facility. Additionally, commitment fees are 1.00% per year for undrawn amounts committed under the Revolving Credit Facility.

In conjunction with entering into the Credit Agreement, on August 31, 2009, we terminated our senior secured revolving credit facility with Bank of America, N.A. (the "BofA Credit Agreement"). The BofA Credit Agreement had a maturity date of September 7, 2010 and provided for borrowings of up to $150 million, subject to a borrowing base.

Liquidity Requirements—We generally rely on operating cash flows supplemented, on occasion, by borrowings to meet our liquidity requirements.

Our short-term operating needs and capital requirements include the funding of working capital, the funding of notes receivable and consignor advances, the funding of other short-term commitments to consignors, the funding of capital expenditures and the payment of dividends, as well as the funding of the short-term commitments due on or before December 31, 2010 as summarized in the table of contractual obligations and commitments above.

Our long-term operating needs and capital requirements include the funding of working capital, the funding of notes receivable and consignor advances, the funding of capital expenditures, as well as the funding of the presently anticipated long-term contractual obligations and commitments summarized in the table of contractual obligations and commitments above.

We believe that operating cash flows, cash balances and borrowings available under the Credit Agreement will be adequate to meet our anticipated short-term and long-term commitments, operating needs and capital requirements through the August 31, 2012 expiration of the Credit Agreement. (See statement on Forward Looking Statements.)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We continually evaluate market risk associated with our financial instruments and derivative financial instruments through the course of our business. As of December 31, 2009, our financial instruments include:

- Cash and cash equivalents;
- Restricted cash;
- Notes receivable (see Note F of Notes to Consolidated Financial Statements);
- Trust assets related to the deferred compensation liability (see Note R of Notes to Consolidated Financial Statements);
- The York Property Mortgage (see Notes I and M of Notes to Consolidated Financial Statements);
- The Senior Notes (see Note M of Notes to Consolidated Financial Statements);
- The Convertible Notes (see Note M of Notes to Consolidated Financial Statements); and
- The deferred compensation liability.

We believe that our interest rate risk is minimal as a hypothetical 10% increase or decrease in interest rates is immaterial to our cash flow, earnings, and fair value related to our financial instruments. (See statement on Forward Looking Statements.)

As of December 31, 2009, a hypothetical 10% strengthening or weakening of the U.S. dollar relative to all other currencies would result in a decrease or increase in cash flow of approximately $28.9 million.

As discussed above, we utilize forward exchange contracts to hedge cash flow exposures related to foreign currency exchange rate movements, which primarily arise from short-term foreign currency denominated intercompany balances and, to a lesser extent, foreign currency denominated client payable balances. Such forward exchange contracts are typically short-term with settlement dates less than six months from their inception. Additionally, on rare occasions, we purchase foreign currency option contracts to hedge foreign currency risks associated with amounts payable to consignors as a result of the sale of property at auction. All derivative financial instruments are entered into by our global treasury function, which is responsible for managing Sotheby's exposure to foreign currency exchange rate movements.

At December 31, 2009, we had $51.7 million of notional value forward exchange contracts outstanding. Notional amounts do not quantify risk or represent assets or liabilities, but are used in the calculation of cash settlements under such contracts. We are exposed to credit-related losses in the event of nonperformance by the two counterparties to our forward exchange contracts, but we do not expect any counterparties to fail to meet their obligations given their high credit ratings. (See "Derivative Instruments" above and Note V of Notes to Consolidated Financial Statements.)

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2009, the SEC Staff issued Staff Accounting Bulletin ("SAB") No. 111. SAB No. 111 amends and replaces SAB Topic 5.M. in the SAB Series entitled *"Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities."* SAB No. 111 maintains the SEC Staff's previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. Sotheby's adopted SAB No. 111 in the second quarter of 2009. The adoption of SAB No. 111 has not had an impact on Sotheby's results or financial position in 2009.

In April 2009, the Financial Accounting Standards Board (the "FASB") issued FSP No. 141(R)-1, "*Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*," which is now codified under Accounting Standards Codification ("ASC") 805 (*Business Combinations*). This standard amends and clarifies previous accounting principles regarding business combinations to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This standard was effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this standard has not impacted Sotheby's results of operations or financial condition in 2009 as there have been no business combinations on or after its effective date.

In May 2009, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 165, "*Subsequent Events*," which is now codified under ASC 855 (*Subsequent Events*). This standard establishes the general principles of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Sotheby's adopted this standard, effective for the period ended June 30, 2009. The adoption of this standard has not impacted Sotheby's results of operations or financial position in 2009. See Note Q of Notes to Consolidated Financial Statements for subsequent events impacting Sotheby's.

In June 2009, the FASB issued SFAS No. 166, "*Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140.*" This pronouncement has not yet been incorporated into the Codification. This standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. This standard is effective for fiscal years beginning after November 15, 2009. Management is evaluating the potential impact of adopting this standard on Sotheby's consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "*Amendments to FASB Interpretation No. 46(R).*" This pronouncement has not yet been incorporated into the Codification. This standard changes how companies determine whether an entity that is insufficiently capitalized or is controlled through voting (or similar rights) should be consolidated. This standard will become effective for Sotheby's on January 1, 2010. Management is evaluating the impact of adopting this standard on Sotheby's consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009–13, "*Multiple-Deliverable Revenue Arrangements,*" which is codified in ASC 605 (*Revenue Recognition*). This update addresses the unit of accounting for arrangements involving multiple deliverables and how to allocate arrangement consideration to one or more units of accounting. It eliminates the criteria that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. This update will be effective prospectively for fiscal years beginning on or after June 15, 2010. Early application as well as retrospective application is also permitted. Management is evaluating the potential impact of adopting this standard on Sotheby's consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Form 10-K contains certain forward looking statements; as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, relating to future events and the financial performance of Sotheby's. Such statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from such predictions. Major factors which we believe could cause the actual results to differ materially from the predicted results in the forward looking statements include, but are not limited to, the factors listed above under Part I, Item 1A, "Risk Factors," which are not ranked in any particular order.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the discussion under the caption contained in Item 7.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SOTHEBY'S
New York, New York

We have audited the accompanying consolidated balance sheets of Sotheby's and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sotheby's and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note B to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of new accounting guidance for the treatment of the liability and equity components of convertible debt instruments that may be settled entirely or partially in cash upon conversion.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

New York, New York
March 1, 2010

SOTHEBY'S
CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of dollars, except per share data)

Year Ended December 31	2009	2008	2007
Revenues:			
Auction and related revenues	$448,768	$616,625	$833,128
Finance revenues	9,073	14,183	17,025
Dealer revenues	22,339	55,596	62,766
License fee revenues	3,270	3,438	2,960
Other revenues	1,508	1,717	1,843
Total revenues	484,958	691,559	917,722
Expenses:			
Direct costs of services	43,429	95,410	80,400
Dealer cost of sales	24,516	61,978	49,161
Marketing expenses	10,541	19,662	19,792
Salaries and related costs	196,269	240,126	293,720
General and administrative expenses	123,350	176,004	166,539
Depreciation and amortization expense	21,560	24,845	22,101
Restructuring charges (net)	12,159	4,312	—
Impairment loss	—	13,189	14,979
Antitrust related matters	—	(18,385)	—
Gain on sale of land and buildings	—	—	(4,752)
Total expenses	431,824	617,141	641,940
Operating income	53,134	74,418	275,782
Interest income	5,357	8,333	14,456
Interest expense	(45,708)	(39,985)	(28,622)
Extinguishment of debt (net)	1,039	5,364	—
Insurance recovery	—	—	20,000
Write-off of credit facility amendment fees	(3,750)	—	—
Other income (expense)	5,323	(2,956)	1,403
Income before taxes	15,395	45,174	283,019
Equity in earnings of investees, net of taxes	239	2,139	2,632
Income tax expense	22,162	20,857	72,512
Net (loss) income	$ (6,528)	$ 26,456	$213,139
Basic (loss) earnings per share - Sotheby's common shareholders	$ (0.10)	$ 0.39	$ 3.22
Diluted (loss) earnings per share - Sotheby's common shareholders	$ (0.10)	$ 0.38	$ 3.20
Cash dividends paid per common share	$ 0.30	$ 0.60	$ 0.50

See accompanying Notes to Consolidated Financial Statements

SOTHEBY'S
CONSOLIDATED BALANCE SHEETS
(Thousands of dollars)

December 31	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 321,579	$ 253,468
Restricted cash	24,115	25,561
Accounts receivable, net of allowance for doubtful accounts of $5,183 and $9,906	373,717	544,324
Notes receivable, net of allowance for credit losses of $1,028 and $1,213	64,461	152,224
Inventory	142,565	186,589
Deferred income taxes	14,589	23,315
Income tax receivable	8,130	20,767
Prepaid expenses and other current assets	19,211	20,537
Total Current Assets	968,367	1,226,785
Non-Current Assets:		
Notes receivable	100,008	24,668
Fixed assets, net of accumulated depreciation and amortization of $139,814 and $182,271	370,224	206,206
Goodwill	14,591	14,202
Intangible assets, net of accumulated amortization of $5,332 and $3,412	1,765	3,471
Equity method investments	17,121	18,416
Deferred income taxes	44,889	59,171
Trust assets related to deferred compensation liability	37,451	33,191
Pension asset	12,789	11,221
York Property deposit	—	50,000
Other assets	18,918	15,637
Total Assets	$1,586,123	$1,662,968
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Due to consignors	$ 348,303	$ 411,713
Accounts payable and accrued liabilities	54,298	101,856
Accrued salaries and related costs	28,612	26,713
Accrued income taxes	2,831	13,606
Deferred income taxes	603	1,293
Other current liabilities	7,828	8,611
Total Current Liabilities	442,475	563,792
Long-Term Liabilities:		
Long-term debt, net of unamortized discount of $49,107 and $36,419	512,939	294,473
York Property capital lease obligation	—	163,808
Deferred gain on sale of York Property	—	14,859
Deferred income taxes	452	2,947
Accrued income taxes	11,231	13,658
Deferred compensation liability	34,472	31,469
Other liabilities	7,569	5,869
Total Liabilities	1,009,138	1,090,875
Commitments and contingencies (see Note S)		
Shareholders' Equity:		
Common stock, $0.01 par value	672	672
Authorized shares at December 31, 2009—200,000,000		
Issued and outstanding shares 67,157,342 and 67,279,925		
Additional paid-in capital	317,081	298,984
Retained earnings	297,579	323,665
Accumulated other comprehensive loss	(38,347)	(51,228)
Total Shareholders' Equity	576,985	572,093
Total Liabilities and Shareholders' Equity	$1,586,123	$1,662,968

See accompanying Notes to Consolidated Financial Statements

SOTHEBY'S
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

Year Ended December 31	2009	2008	2007
Operating Activities:			
Net (loss) income	$ (6,528)	$ 26,456	$ 213,139
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:			
Depreciation and amortization expense	21,560	24,845	22,101
Gain on sale of land and buildings	—	—	(4,752)
Gain on sale of business	(4,146)	—	—
Gain on extinguishment of debt	(1,039)	(7,841)	—
Impairment loss	—	13,189	14,979
Equity in earnings of investees	(239)	(2,139)	(2,632)
Deferred income tax expense (benefit)	13,707	(872)	(25,608)
Shared-based compensation	20,586	30,396	28,163
Net pension (benefit) expense	(2,288)	(4,045)	11,605
Asset provisions	6,480	34,081	6,790
Antitrust related matters	—	(18,385)	—
Amortization of discount related to antitrust matters	—	—	941
Amortization of discount on long-term debt	10,255	3,303	—
Excess tax benefits from share-based compensation	—	(1,086)	(15,693)
Other	803	(163)	(205)
Changes in assets and liabilities:			
Accounts receivable	178,670	198,020	(443,307)
Due to consignors	(74,472)	(301,073)	200,080
Inventory	35,857	(20,923)	(84,859)
Prepaid expenses and other current assets	2,979	(614)	732
Other long-term assets	(601)	(1,470)	787
Trust assets related to the deferred compensation liability	(4,260)	(1,374)	(30,492)
Settlement liabilities	—	(4,266)	(24,065)
Income tax receivable and deferred income tax assets	20,223	(20,489)	(1,546)
Accrued income taxes and deferred income tax liabilities	(16,722)	(47,465)	62,951
Accounts payable and accrued liabilities and other liabilities	(42,304)	(73,563)	33,746
Net cash provided (used) by operating activities	158,521	(175,478)	(37,145)
Investing Activities:			
Funding of notes receivable and consignor advances	(152,179)	(377,216)	(306,241)
Collections of notes receivable and consignor advances	179,289	371,388	352,381
Purchases of short-term investments	—	—	(385,275)
Proceeds from maturities of short-term investments	—	—	511,317
Capital expenditures	(100,879)	(74,192)	(17,396)
Proceeds from the sale of land and buildings	2,450	—	6,163
Acquisition, net of cash acquired	—	(193)	(1,728)
Distributions from equity investee	1,664	5,333	7,568
Decrease (increase) in restricted cash	1,404	(8,828)	(3,049)
Proceeds from sale of business	2,462	—	—
Net cash (used) provided by investing activities	(65,789)	(83,708)	163,740
Financing Activities:			
Proceeds from revolving credit facility borrowings	—	390,000	—
Repayments of revolving credit facility borrowings	—	(390,000)	—
Repayment of 6.98% Senior Unsecured Debt	—	(100,000)	—
Proceeds from 3.125% Convertible Senior Notes, net of debt issuance costs of $5,700	—	194,300	—
Proceeds from 7.75% Senior Notes, net of debt issuance costs and discount of $4,145	—	145,855	—
Repayment of 7.75% Senior Notes	(1,647)	(10,578)	—
Premiums paid for convertible note hedges	—	(40,600)	—
Proceeds received from sale of common stock warrants	—	22,300	—
Dividends paid	(20,434)	(40,651)	(33,326)
Decrease in York Property capital lease obligation	(49)	(1,796)	(1,619)
Proceeds from exercise of employee stock options	1,269	339	18,557
Excess tax benefits from share-based compensation	—	1,086	15,693
Other financing activities	(3,385)	—	—
Net cash (used) provided by financing activities	(24,246)	170,255	(695)
Effect of exchange rate changes on cash and cash equivalents	(375)	(5,854)	1,259
Increase (decrease) in cash and cash equivalents	68,111	(94,785)	127,159
Cash and cash equivalents at beginning of period	253,468	348,253	221,094
Cash and cash equivalents at end of period	$ 321,579	$ 253,468	$ 348,253

Supplemental information on non-cash investing and financing activities:

On February 6, 2009, Sotheby's purchased the York Property, which was financed in part, through the assumption of an existing $235 million mortgage (see Note I).

See accompanying Notes to Consolidated Financial Statements

SOTHEBY'S
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009, 2008 and 2007
(Thousands of dollars)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2007	$648	$202,872	$160,055	$(61,888)	$301,687
Comprehensive income:					
Net income			213,139		213,139
Other comprehensive income, net of tax:					
Foreign currency translation adjustments				16,625	16,625
Net unrealized gains related to defined benefit pension plans				50,804	50,804
Amortization of previously unrecognized prior service costs and net losses related to defined benefit pension plans				4,372	4,372
Total comprehensive income					284,940
Cumulative effect of change in accounting for uncertainty in income taxes			(1,864)		(1,864)
Stock options exercised	12	18,545			18,557
Amortization of share-based payments		26,692			26,692
Restricted stock shares issued	7	616			623
Common stock shares withheld to satisfy employee tax obligations	(2)	(9,344)			(9,346)
Net tax benefit associated with stock option exercises and the vesting of restricted stock shares		15,693			15,693
Shares issued to directors		361			361
Cash dividends declared, $0.50 per common share			(33,326)		(33,326)
Balance at December 31, 2007	665	255,435	338,004	9,913	604,017
Comprehensive loss:					
Net income			26,456		26,456
Other comprehensive loss, net of tax:					
Foreign currency translation adjustments				(55,062)	(55,062)
Net unrealized losses related to defined benefit pension plans				(6,341)	(6,341)
Amortization of previously unrecognized prior service costs and net losses related to defined benefit pension plans				63	63
Total comprehensive loss					(34,884)
Impact of change in measurement date for defined benefit pension plan			(144)	199	55
Impact of retrospective application of new acocunting rule for convertible debt		20,244			20,244
Stock options exercised		302			302
Amortization of share-based payments		29,964			29,964
Restricted stock shares issued	10	1,112			1,122
Common stock shares withheld to satisfy employee tax obligations	(3)	(8,177)			(8,180)
Net tax shortfall associated with the vesting of restricted stock shares and stock option exercises		(148)			(148)
Shares issued to directors		451			451
Purchases of common stock call options, net of tax		(22,499)			(22,499)
Sale of common stock warrants		22,300			22,300
Cash dividends declared, $0.60 per common share			(40,651)		(40,651)
Balance at December 31, 2008	672	298,984	323,665	(51,228)	572,093
Comprehensive income:					
Net loss			(6,528)		(6,528)
Other comprehensive income, net of tax:					
Foreign currency translation adjustments				20,159	20,159
Realized gain from cumulative translation adjustment on disposal of foreign business				(3,414)	(3,414)
Net unrealized losses related to defined benefit pension plans				(3,873)	(3,873)
Amortization of previously unrecognized prior service costs and net losses related to defined benefit pension plans				9	9
Total comprehensive income					6,353
Stock options exercised	3	5,335			5,338
Common stock shares withheld to satisfy employee tax obligations	(3)	(3,382)			(3,385)
Restricted stock units issued as per contractual employment arrangements		848			848
Amortization of share-based payments		19,330	876		20,206
Net tax shortfall associated with the vesting of restricted stock shares and stock option exercises		(4,472)			(4,472)
Shares issued to directors		438			438
Cash dividends declared, $0.30 per common share			(20,434)		(20,434)
Balance at December 31, 2009	$672	$317,081	$297,579	$(38,347)	$576,985

See accompanying Notes to Consolidated Financial Statements

Note A—Organization and Business

Sotheby's is one of the world's two largest auctioneers of authenticated fine and decorative art, jewelry and collectibles (collectively, "art" or "works of art" or "artwork" or "property"). Sotheby's operations are organized under three segments: Auction, Finance and Dealer. Sotheby's Auction segment functions principally as an agent offering works of art for sale at auction. In addition, Sotheby's Auction segment provides a number of related services including the brokering of private sales of artwork. Sotheby's also operates as a dealer in works of art through its Dealer segment, conducts art-related financing activities through its Finance segment and is engaged, to a lesser extent, in licensing activities. (See Note E for additional information related to Sotheby's segments.)

Note B—Adjustments to Prior Period Presentation

Earnings (Loss) Per Share—Sotheby's presentation of basic and diluted earnings per share for 2008 and 2007 has been retroactively adjusted as a result of the adoption on January 1, 2009 of a new accounting rule which clarified that share-based payments with nonforfeitable rights to dividends should be considered participating securities in the computation of earnings (loss) per share. See Note D for detailed information on the impact of adopting this new accounting rule.

Convertible Notes—On January 1, 2009, a new accounting rule came into effect for certain convertible debt instruments that may be settled entirely or partially in cash upon conversion. Pursuant to this rule, the liability and equity components of convertible debt instruments within its scope must be separately accounted for in a manner that will reflect the borrower's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The adoption of this accounting rule required retrospective application for all prior periods presented.

Sotheby's 3.125% Convertible Senior Notes (the "Convertible Notes"), which were issued on June 17, 2008, are within the scope of this accounting rule (see Note M). Accordingly, Interest Expense for 2008 has been restated to reflect Sotheby's nonconvertible debt borrowing rate. Additionally, the December 31, 2008 balance of the Convertible Notes reported within Long-Term Debt was adjusted to reflect the impact of this new accounting rule. In conjunction with the adoption of this rule, management estimated that the equity and liability components of the Convertible Notes had initial fair values of $38.2 million and $161.8 million, respectively.

Prior Period Restatements Within Shareholders' Equity—On June 30, 2006, Sotheby's Holdings, Inc., a Michigan corporation ("Sotheby's Michigan"), completed a reincorporation into the State of Delaware (the "Reincorporation"). The Reincorporation was completed by means of a merger of Sotheby's Michigan with and into Sotheby's Delaware, Inc., a Delaware corporation ("Sotheby's Delaware") and a wholly-owned subsidiary of Sotheby's Michigan incorporated for the purpose of effecting the Reincorporation, with Sotheby's Delaware being the surviving corporation. Sotheby's Delaware was renamed "Sotheby's" upon completion of the merger.

In conjunction with the Reincorporation, each outstanding share of Class A Limited Voting Common Stock, $0.10 par value, of Sotheby's Michigan stock ("Sotheby's Michigan Stock") was converted into one share of Common Stock, $0.01 par value, of Sotheby's Delaware stock ("Sotheby's Delaware Stock"). As a result, holders of Sotheby's Michigan Stock became holders of Sotheby's Delaware Stock, and their rights as holders thereof became governed by the General Corporation Law of the State of Delaware and the Certificate of Incorporation and By-Laws of Sotheby's Delaware.

Sotheby's has restated its previously reported balances of Common Stock and Additional Paid-in Capital as of December 31, 2008, December 31, 2007 and January 1, 2007 to reflect the correct $0.01 per share par value of Sotheby's Delaware Stock. Previously, Common Stock and Additional Paid-in Capital were incorrectly recorded on the basis of a $0.10 per share par value.

Summary of Adjustments and Restatements to Prior Period Presentation—The tables below summarize the effect of the adjustments and restatements to the prior periods, as described above, on Sotheby's Consolidated Financial Statements (in thousands of dollars, except per share data):

Statement of Operations:	Year Ended December 31, 2008		
	As Previously Reported	Convertible Debt Adjustments	As Adjusted
Interest expense	$(36,682)	$(3,303)	$(39,985)
Income before taxes	$ 48,477	$(3,303)	$ 45,174
Income tax expense	$ 22,347	$(1,490)	$ 20,857
Net income	$ 28,269	$(1,813)	$ 26,456
Basic earnings per share—Sotheby's common shareholders	$ 0.44	$ (0.05)	$ 0.39
Diluted earnings per share—Sotheby's common shareholders	$ 0.43	$ (0.05)	$ 0.38

Balance Sheet:	December 31, 2008			
	As Previously Reported	Par Value Restatement	Convertible Debt Adjustments	As Adjusted
Current Assets:				
Prepaid expenses and other current assets	$ 20,661	$ —	$ (124)	$ 20,537
Non-Current Assets:				
Deferred income taxes	$ 74,332	$ —	$(15,161)	$ 59,171
Other assets	$ 16,715	$ —	$ (1,078)	$ 15,637
Total Assets	$1,679,331	$ —	$(16,363)	$1,662,968
Long-Term Liabilities:				
Long-term debt	$ 329,267	$ —	$(34,794)	$ 294,473
Total Liabilities	$1,125,669	$ —	$(34,794)	$1,090,875
Shareholders' Equity:				
Common stock, $0.01 par value	$ 6,718	$(6,046)	$ —	$ 672
Additional paid-in capital	272,694	6,046	20,244	298,984
Retained earnings	325,478	—	(1,813)	323,665
Accumulated other comprehensive loss	(51,228)	—	—	(51,228)
Total Shareholders' Equity	$ 553,662	$ —	$ 18,431	$ 572,093

	December 31, 2007		
	Originally Reported	Par Value Restatement	As Adjusted
	(Thousand of dollars)		
Shareholders' Equity:			
Common Stock, $0.01 par value	$ 6,647	$(5,982)	$ 665
Additional paid-in capital	249,453	5,982	255,435
Retained earnings	338,004	—	338,004
Accumulated other comprehensive loss	9,913	—	9,913
Total Shareholders' Equity	$604,017	$ —	$604,017

	January 1, 2007		
	Originally Reported	Par Value Restatement	As Adjusted
	(Thousand of dollars)		
Shareholders' Equity:			
Common Stock, $0.01 par value	$ 6,473	$(5,825)	$ 648
Additional paid-in capital	197,047	5,825	202,872
Retained earnings	160,055	—	160,055
Accumulated other comprehensive loss	(61,888)	—	(61,888)
Total Shareholders' Equity	$301,687	$ —	$301,687

	Year Ended December 31, 2008		
Statement of Cash Flows:	As Previously Reported	Convertible Debt Adjustments	As Adjusted
Cash flows from operating activities			
Net income	$ 28,269	$(1,813)	$ 26,456
Adjustments to reconcile net income to net cash used by operating activities:			
Deferred income tax expense	$ 618	$(1,490)	$ (872)
Amortization of long-term debt discount	$ —	$ 3,303	$ 3,303
Net cash used by operating activities	$(175,478)	$ —	$(175,478)

Note C—Summary of Significant Accounting Policies

Accounting Standards Codification—In June 2009, the Financial Accounting Standards Board (the "FASB") established the FASB Accounting Standards Codification™ (the "Codification") as the sole source of authoritative accounting principles in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification is now considered non-authoritative. As required, Sotheby's adopted the Codification as the sole source of authoritative GAAP effective as of September 30, 2009. As the Codification is not intended to change or alter existing GAAP, its adoption did not impact Sotheby's Consolidated Financial Statements.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of Sotheby's and its wholly-owned subsidiaries. Prior to May 12, 2008, the Consolidated Financial Statements also included the accounts of an art dealer with whom Sotheby's had outstanding loans and to whom Sotheby's provided management consulting services. Sotheby's was considered to be the primary beneficiary of this entity under GAAP. The remaining loan to this entity was repaid on May 12, 2008 and Sotheby's other existing arrangements with this entity terminated. Accordingly, this entity's accounts were no longer included in Sotheby's Consolidated Financial Statements subsequent to May 12, 2008. Intercompany transactions and balances have been eliminated.

Equity investments in which Sotheby's has significant influence over the investee, but does not have control and is not the primary beneficiary, are accounted for using the equity method. Under the equity method, Sotheby's share of investee earnings or losses is recorded, net of taxes, within Equity in Earnings of Investees in the Consolidated Statements of Operations. Additionally, Sotheby's interest in the net assets of its equity method investees is reflected in Investments in the Consolidated Balance Sheets. (See Note H for more detailed information related to Sotheby's equity method investments.)

Foreign Currency Translation—Assets and liabilities of Sotheby's foreign subsidiaries are translated at year-end exchange rates. Amounts in the Statements of Operations are translated using weighted average monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are recorded in the Consolidated Balance Sheets within Accumulated Other Comprehensive Income (Loss) until the subsidiary is sold or liquidated.

Cash Equivalents—As of December 31, 2009, cash equivalents consisted of investments in the highest rated overnight deposits with major banks. As of December 31, 2008, cash equivalents included liquid investments consisting of United States ("U.S.") Treasury money market funds with original maturities of three months or less and the highest rated overnight time deposits with major banks. These investments are carried at cost, which approximates fair value.

Restricted Cash—Restricted Cash principally consists of amounts or deposits whose use is restricted by either law or contract. As of December 31, 2009 and 2008, Restricted Cash included $20.9 million and $25.4 million of net auction proceeds owed to consignors in certain non-U.S. jurisdictions.

Valuation of Art—The art market is not a highly liquid trading market. As a result, the valuation of art is inherently subjective, and the realizable value of art often fluctuates over time. Accordingly, certain amounts reported in the Consolidated Financial Statements and accompanying notes are dependent upon management's estimates of the realizable value of art held in inventory and art pledged as collateral for Finance segment loans. In determining the realizable value of art, management relies on the opinions of Sotheby's specialists, who consider the following complex array of factors when valuing art: (i) whether the artwork is expected to be offered at auction or sold privately; (ii) the current and expected future demand for works of art, taking into account economic conditions and changing trends in the art market as to which collecting categories and artists are most sought after; and (iii) recent sale prices achieved in the art market for comparable works of art within a particular collecting category and/or by a particular artist. Due to the inherent subjectivity involved in estimating the realizable value of art, management's judgments about the realizable value of art held in inventory and the realizable value of art pledged as collateral for Finance segment loans may prove, with the benefit of hindsight, to be inaccurate. (See below for a more detailed discussion of Sotheby's accounting policies with respect to Notes Receivable and Inventory.)

Accounts Receivable and Allowance for Doubtful Accounts—In its role as auctioneer, Sotheby's represents sellers of artworks accepting property on consignment and matches sellers to buyers through the auction process. Sotheby's invoices the buyer for the purchase price of the property (including the commission owed by the buyer), collects payment from the buyer and remits to the seller the net sale proceeds after deducting its commissions, expenses, applicable taxes and royalties. The amounts billed to buyers are recorded as Accounts Receivable in the Consolidated Balance Sheets. Under the standard terms and conditions of its auction sales, Sotheby's is not obligated to pay sellers for property that has not been paid for by buyers. However, at times, Sotheby's pays the seller before payment is collected from the buyer and / or allows the buyer to take possession of the property before payment is made. In these situations, Sotheby's is liable to the seller for the net sale proceeds whether or not the buyer makes payment. The Allowance for Doubtful Accounts includes management's estimate of probable losses related to such situations, as well as an estimate of probable losses inherent in the remainder of the accounts receivable balance. The amount of the required allowance is based on the facts available to management, including the value of any property held as collateral, and is reevaluated and adjusted as additional information is received. Based on available information, management believes that the allowance for doubtful accounts as of December 31, 2009 is adequate to cover uncollectible balances. However, actual losses related to uncollected debts may ultimately exceed the recorded allowance. (See Note F for more detailed information related to Accounts Receivable.)

Notes Receivable and Allowance for Credit Losses—Through its Finance segment, Sotheby's provides certain collectors and art dealers with financing, generally secured by works of art that it either has in its possession or permits borrowers to possess. Management evaluates its allowance for credit losses regularly and also evaluates specific loans when it becomes aware of a situation where a borrower may not be able to repay the loan. The amount of the required allowance is based on the facts available to management and is reevaluated and adjusted as additional information is received. Secured loans that may not be collectible are analyzed based on the estimated realizable value of the collateral securing each loan, as well as the ability of the borrower to repay any shortfall in the value of the collateral when compared to the amount of the loan. An allowance is established for secured loans that management believes are under-collateralized, and with respect to which the under-collateralized amount may not be collectible from the borrower. Unsecured loans are analyzed based on management's estimate of the collectability of each loan, taking into account the ability of the borrower to repay the loan. An allowance is also established for probable losses inherent in the remainder of the loan portfolio based on historical data related to loan losses. (See Note F for more detailed information related to Notes Receivable.)

Inventory—Inventory is valued on a specific identification basis at the lower of cost or management's estimate of realizable value. Management expects that the items held in Inventory will be sold or otherwise disposed of during the course of the normal operating cycle for works of art. If management determines that the estimated realizable value of a specific artwork held in inventory is less than its carrying value, a loss is recorded to reduce the carrying value of the artwork to management's estimate of realizable value. Any losses related to Auction segment Inventory are recorded within Auction and Related Revenues and any losses related to Dealer segment Inventory are recorded within Dealer Cost of Sales. (See Note G for more detailed information related to Inventory.)

Fixed Assets—Fixed Assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the related lease or the estimated useful life of the improvement. Computer software consists of the capitalized cost of purchased computer software, as well as direct external and internal computer software development costs incurred in the acquisition or development of software for internal use. These costs are amortized on a straight-line basis over the estimated useful life of the software. (See Note I for more detailed information related to Fixed Assets.)

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired in a business combination. Goodwill is not amortized, but it is tested annually for impairment at the reporting unit level as of October 31 and between annual tests if indicators of potential impairment exist. These indicators could include a decline in Sotheby's stock price and market capitalization, a significant change in the outlook for the reporting unit's business, legal factors, lower than expected operating results, increased competition, or the sale or disposition of a significant portion of a reporting unit. An impairment loss is recognized for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. The fair value of a reporting unit is estimated by management using a discounted cash flow methodology. (See Note J for more detailed information related to Goodwill.)

Intangible Assets—Intangible assets are amortized over their estimated useful lives unless such lives are deemed indefinite. If indicators of potential impairment exist, intangible assets with defined useful lives are tested for impairment based on management's estimates of undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Factors that could lead to the impairment of intangible assets include a significant adverse change in the business climate and declines in the financial condition of operations related to the intangible asset. Intangible assets with indefinite lives are tested annually for impairment as of October 31 and written down to fair value as required. (See Note K for more detailed information related to Intangible Assets.)

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when estimated future cash flows (undiscounted and without interest charges) resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset and a significant change in the extent or manner in which the long-lived asset is being used.

Valuation of Deferred Tax Assets—A valuation allowance is recorded to reduce Sotheby's deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for the valuation allowance, management considers, among other things, its projections of future taxable income and ongoing prudent and feasible tax planning strategies. (See Note N for more detailed information related to Income Taxes.)

Auction Guarantees—The liability related to auction guarantees represents the estimated fair value of Sotheby's obligation to perform under its auction guarantees and is recorded within Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets. The fair value of the auction guarantee liability is estimated by management based on an analysis of historical loss experience related to auction guarantees. (See Note T for more detailed information related to Auction Guarantees.)

Financial Instruments—Sotheby's financial instruments include Cash and Cash Equivalents, Restricted Cash, Notes Receivable, the Deferred Compensation Liability, the Trust Assets related to the Deferred Compensation Liability, Long-Term Debt and forward exchange contracts. The carrying amounts of Cash and Cash Equivalents, Restricted Cash and Notes Receivable do not materially differ from their estimated fair values due to their nature and the variable interest rates associated with each of these financial instruments. (See Notes M, R and V for information on the fair value of financial instruments.)

Derivative Financial Instruments—Sotheby's utilizes forward exchange contracts and, to a much lesser extent, foreign currency option contracts to hedge cash flow exposures related to foreign currency exchange rate movements. Sotheby's derivative financial instruments are not designated as hedging instruments under GAAP and are recorded in the Consolidated Balance Sheets at their fair values. Changes in the fair value of Sotheby's derivative financial instruments are recognized in the Consolidated Statements of Operations within Other Income (Expense). (See Note V for more detailed information on derivative financial instruments.)

Revenue Recognition (Auction and Related Revenues)—Sotheby's principally functions as an agent offering authenticated works of art for sale at auction. In addition, Sotheby's provides a number of related services including the brokering of private sales of artwork. Sotheby's principal role as an auctioneer or broker is to identify, evaluate and appraise works of art through its international staff of experts; to stimulate buyer interest through professional marketing techniques; and to match sellers and buyers. The evaluation and appraisal of works of art by Sotheby's experts involves significant presale due diligence activities to authenticate and determine the ownership history of the property being sold. The principal components of Auction and Related Revenues are: (1) auction commission revenue, (2) private sale commissions and (3) principal activities. The revenue recognition policy for each of these is described below.

(1) Auction Commission Revenue—In its role as auctioneer, Sotheby's represents sellers of artworks accepting property on consignment and matches sellers to buyers through the auction process. Sotheby's invoices the buyer for the purchase price of the property (including the commission owed by the buyer), collects payment from the buyer and remits to the seller the net sale proceeds after deducting its commissions, expenses and applicable taxes and royalties. Sotheby's commissions include those paid by the buyer ("buyer's premium") and those paid by the seller ("seller's commission") (collectively, "auction commission revenue"), both of which are calculated as a percentage of the hammer price of the property sold at auction.

On the fall of the auctioneer's hammer, the highest bidder becomes legally obligated to pay the full purchase price, which includes the hammer price of the property purchased plus the buyer's premium, and the seller is legally obligated to relinquish the property in exchange for the hammer price less any seller's commissions. Auction commission revenue is recognized at the time of the auction sale (i.e., when the auctioneer's hammer falls), which is the point in time when Sotheby's has substantially accomplished what it must do to be entitled to the benefits represented by the auction commission revenue. Subsequent to the date of the auction sale, Sotheby's remaining activities relate only to the collection of the purchase price from the buyer and the remittance of the net sale proceeds to the seller. These remaining service obligations are not an essential part of the auction services provided by Sotheby's. Management continually evaluates the collectability of amounts due from buyers and only recognizes auction commission revenue to the extent that it is probable that the buyer will be able to meet its financial obligations to Sotheby's.

Auction commission revenue is recorded net of commissions owed to third parties. Commissions owed to third parties are principally the result of situations when auction commissions are shared with consignors or with Sotheby's partners in auction guarantees. Additionally, in certain situations, commissions are shared with third parties who introduce Sotheby's to consignors who sell property at auction.

(2) Private Sale Commissions—Private sale commissions are earned through the direct brokering of purchases and sales of art. Similar to auction sales, the principal service that Sotheby's provides in a private sale transaction is the matching of the seller to a buyer. Private sales are initiated either by a client wishing to sell property with Sotheby's acting as its exclusive agent in the transaction or a prospective buyer who is interested in purchasing a certain work of art privately. Such arrangements are evidenced by a legally binding agreement between Sotheby's and the seller (a "Seller Agreement"), which outlines the terms of the arrangement including the desired sale price and the amount or rate of commission to be earned. In certain situations, Sotheby's also executes a legally binding agreement with the buyer stipulating the terms of the transaction (a "Buyer Agreement").

The timing of revenue recognition for private sale commissions is evaluated on a case-by-case basis and in large part is dependent upon whether an executed Buyer Agreement is in place. Additionally, a careful analysis of the individual facts and circumstances is performed for each transaction to fully understand Sotheby's obligations and performance requirements related to the transaction.

In transactions with a Buyer Agreement, Sotheby's services are performed on the date that the Buyer Agreement is executed. At this point, any remaining service obligations are inconsequential and perfunctory. Such remaining service obligations normally relate only to the collection of the purchase price from the buyer and the remittance of the net sale proceeds to the seller. These remaining service obligations are not an essential part of the services that Sotheby's provides in a private sale transaction. In the absence of an executed Buyer Agreement, revenue recognition is deferred until Sotheby's has performed its substantive service obligations in the transaction, the buyer has paid the full purchase price evidencing the terms of the arrangement and the exchange between the buyer and the seller has occurred.

(3) Principal Activities—Principal activities consist mainly of gains and losses related to auction guarantees including: (i) any share of overage or shortfall recognized when the guaranteed property is offered or sold at auction, (ii) any subsequent writedowns to the carrying value of guaranteed property that initially failed to sell at auction and (iii) any subsequent recoveries and losses on the sale of guaranteed property that initially failed to sell at auction.

The overage or shortfall related to guaranteed property is generally recognized in the period in which the property is offered at auction. However, a shortfall is recognized prior to the date of the auction if management determines that a loss related to an auction guarantee is probable. In such situations, the amount of the loss is estimated by management based on the difference between the amount of the auction guarantee and the expected selling price of the property, including buyer's premium.

Writedowns to the carrying value of previously guaranteed property that is held in inventory by Sotheby's are recognized in the period in which management determines that an unrecoverable decline in the estimated realizable value of the property has occurred. Recoveries or losses resulting from the subsequent sale of previously guaranteed property are recognized in the period in which the sale is completed, title to the property passes to the purchaser and Sotheby's has fulfilled its obligations with respect to the transaction. The amount of any such recovery or loss, which is recorded on a net basis within Auction and Related Revenues, is calculated as the difference between the proceeds received from the subsequent sale and the carrying value of the property held in inventory.

Revenue Recognition (Finance Revenues)—Finance revenues consist principally of interest income earned on Notes Receivable. Such interest income is recognized when earned, based on the amount of the outstanding loan and the length of time the loan is outstanding during the period. Where there is doubt regarding ultimate collectability of the principal for impaired loans, interest income is no longer recognized and any cash receipts subsequently received are thereafter directly applied to reduce the recorded investment in the loan.

Revenue Recognition (Dealer Revenues)—Dealer revenues consist principally of proceeds from the sale of Dealer segment inventory and are recognized in the period in which the sale is completed, title to the property passes to the purchaser and Sotheby's has fulfilled its obligations with respect to the transaction. The carrying value of Dealer Inventory sold during a period is recorded within Dealer Cost of Sales.

Sales, Use and Value Added Taxes—Sales, use and value added taxes assessed by governmental authorities that are both imposed on and concurrent with revenue-producing transactions between Sotheby's and its clients are reported on a net basis within revenues.

Direct Costs of Services—Direct costs of services, which consist largely of sale specific marketing costs such as auction catalogue production and distribution expenses and sale advertising and promotion expenses, are expensed in the period of the corresponding auction sale. Also included in direct costs of services are sale-related shipping expenses, which are expensed when incurred.

Share-Based Payments—Sotheby's grants share-based payment awards as compensation to certain employees. Compensation expense recognized for share-based payments is dependent upon the valuation of the underlying award. Inherent in this valuation are assumptions, including management's estimates of future earnings, employee forfeitures, the expected life of the award, the expected volatility of Sotheby's stock price and dividend yield. In developing these assumptions, management considers historical data, current market conditions and other relevant data.

Compensation expense related to share-based payments is amortized according to a graded vesting schedule over the corresponding employee service period. Compensation expense is also recognized for the value of certain share-based payment awards that are contractually guaranteed according to the terms of certain employment arrangements. The guaranteed value of such awards is amortized over the corresponding employee service period, which begins on the effective date of the employment arrangement and ends on the final legal vesting date of the award.

Certain share-based payment awards only vest if Sotheby's achieves predetermined profitability targets. Compensation expense related to such share-based payments is recognized only if management determines that it is probable that the relevant profitability targets will be met.

(See Note Q for more detailed information related to share-based payments.)

Comprehensive Income (Loss)—Comprehensive Income (Loss) reflects the net income (loss) for the period, as well as Other Comprehensive Income (Loss), and is reported in the Consolidated Statements of Changes in Shareholders' Equity. Other Comprehensive Income (Loss) principally includes unrealized gains and losses related to Sotheby's defined benefit pension plans, as well as the change in the foreign currency translation adjustment account during the period. Such amounts are reported on a cumulative basis in Accumulated Other Comprehensive Income (Loss) in the Consolidated Balance Sheets. Unrealized gains or losses recognized in Accumulated Other Comprehensive Income (Loss) related to Sotheby's defined benefit plans are adjusted as they are subsequently recognized as components of net pension cost.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and could change in the short-term.

Note D—Earnings (Loss) Per Share

Basic earnings (loss) per share—Basic earnings (loss) per share attributable to Sotheby's common shareholders is computed under the two-class method using the weighted average number of common shares outstanding during the period. Net income attributable to participating securities is deducted from consolidated net income in the computation of basic earnings per share. In periods with a net loss, the net loss attributable to participating securities is excluded from the computation of basic loss per share. Participating securities include unvested restricted stock and unvested restricted stock units, which have nonforfeitable rights to dividends.

Diluted earnings (loss) per share—Diluted earnings (loss) per share attributable to Sotheby's common shareholders is computed in a similar manner to basic (loss) earnings per share under the two-class method, using the weighted average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of unvested restricted stock, unvested restricted stock units, incremental common shares issuable upon the exercise of stock options and deferred stock units issued pursuant to the Sotheby's Stock Compensation Plan for Non-Employee Directors. The number of such potential common shares included in the computation of diluted earnings per share is determined using the treasury stock method. Additionally, in periods with a net loss, the net loss attributable to participating securities is excluded from the computation of diluted loss per share.

In 2009 and 2008, 3.4 million and 1.2 million shares of potentially dilutive common shares, respectively, were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

The following table sets forth the computation of basic and diluted (loss) earnings per share for 2009, 2008 and 2007 (in thousands of dollars, except per share amounts):

	Years Ended December 31,		
	2009	2008	2007
Basic:			
Numerator:			
Net (loss) income attributable to Sotheby's	$(6,528)	$26,456	$213,139
Less: Net income attributable to participating securities	— *	1,570	7,449
Net (loss) income attributable to Sotheby's common shareholders	$(6,528)	$24,886	$205,690
Denominator:			
Weighted average common shares outstanding	65,208	64,630	63,800
Basic (loss) earnings per share - Sotheby's common shareholders	$ (0.10)	$ 0.39	$ 3.22
Diluted:			
Numerator:			
Net (loss) income attributable to Sotheby's	$(6,528)	$26,456	$213,139
Less: Net income attributable to participating securities	— *	1,570	7,393
Net (loss) income attributable to Sotheby's common shareholders	$(6,528)	$24,886	$205,749
Denominator:			
Weighted average common shares outstanding	65,208	64,630	63,800
Weighted average dilutive potential common shares outstanding	—	291	589
Denominator for calculation of diluted earnings (loss) per share	65,208	64,921	64,389
Diluted (loss) earnings per share - Sotheby's common shareholders	$ (0.10)	$ 0.38	$ 3.20

* In periods with a net loss, the amount of the net loss attributable to participating securities is excluded from the computation of basic and diluted loss per share.

As discussed in Note B, the presentation of basic and diluted earnings per share for 2008 and 2007 has been retroactively adjusted as a result of the adoption on January 1, 2009 of a new accounting rule, which clarified that share-based payments with nonforfeitable rights to dividends should be considered participating securities in the computation of earnings (loss) per share. The following table summarizes the impact of adopting this new accounting rule on basic and diluted earnings per share for 2008 and 2007:

	2008	2007
Basic earnings per share - Sotheby's common shareholders:		
As reported	$0.44	$3.34
As computed under the two-class method	$0.39	$3.22
Diluted earnings per share - Sotheby's common shareholders:		
As reported	$0.43	$3.25
As computed under the two-class method	$0.38	$3.20

Note: The adjusted basic and diluted earnings per share amounts for 2008 in the table above reflect the impact of adopting the new accounting rule relating to the computation of earnings (loss) per share, as well as the impact of adopting the new accounting rule for convertible debt instruments (see Note B).

Note E—Segment Reporting

Sotheby's operations are organized under three segments—Auction, Finance and Dealer. Each segment is a business unit that offers different services and requires different resources and strategies. Sotheby's chief operating decision making group, which is comprised of its Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and certain other senior executives, regularly evaluates financial information about each segment in deciding how to allocate resources and in assessing performance. The performance of each segment is measured based on its profit or loss from operations before taxes, excluding the unallocated items highlighted below in the reconciliation of segment income before taxes to income before taxes.

The Auction segment functions principally as an agent offering authenticated works of art for sale at auction. In addition, the Auction segment provides a number of related services including the brokering of private sales of artwork. Sotheby's principal role as an auctioneer or broker is to identify, evaluate and appraise works of art through its international staff of experts; to stimulate buyer interest through professional marketing techniques; and to match sellers and buyers. The evaluation and appraisal of works of art by Sotheby's experts involves significant presale due diligence activities to authenticate and determine the ownership history of the property being sold.

The Finance segment provides certain collectors and art dealers with financing, generally secured by works of art that Sotheby's either has in its possession or permits borrowers to possess. The Dealer segment's activities principally include the activities of Noortman Master Paintings (or "NMP"), an art dealer specializing in Dutch and Flemish Old Master Paintings, as well as French Impressionist and Post-Impressionist paintings. As an art dealer, NMP sells works of art directly to private collectors and museums and, from time-to-time, acts as a broker in private purchases and sales of art. To a lesser extent, Dealer segment activities also include the investment in and resale of artworks directly by Sotheby's and the activities of certain equity investees, including Acquavella Modern Art (or "AMA") (see Note H). All Other primarily includes the results of Sotheby's licensing activities and other ancillary businesses.

The accounting policies of Sotheby's segments are the same as those described in the summary of significant accounting policies (see Note C). Auction segment revenues are generally attributed to geographic areas based on the location of the actual sale. Dealer segment revenues are generally attributed to geographic areas based on the location of the entity that holds legal title to the property sold. Finance segment revenues are attributed to geographic areas based on the location of the entity that originated the loan.

In the first quarter of 2009, management changed the methodology by which it allocates the intercompany cost of borrowing charged by the Auction segment to the Finance segment. Finance segment results for 2009 reflect a higher level of profitability when compared to 2008 and 2007, primarily as a result of this change in methodology, as well as lower costs incurred to fund the loan portfolio as a result of lower benchmark interest rates.

The following tables present Sotheby's segment information for 2009, 2008 and 2007:

Year ended December 31, 2009	Auction	Finance	Dealer*	All Other	Reconciling items**	Total
			(Thousands of dollars)			
Revenues	$448,768	$12,671	$ 22,339	$4,778	$(3,598)	$484,958
Interest income	$ 5,952	$ —	$ —	$ 1	$ (596)	$ 5,357
Interest expense	$ 45,616	$ —	$ 92	$ —	$ —	$ 45,708
Depreciation and amortization	$ 18,594	$ 140	$ 2,810	$ 16	$ —	$ 21,560
Segment income (loss) before taxes	$ 15,427	$ 7,244	$(10,359)	$2,413	$ 670	$ 15,395
Year ended December 31, 2008						
Revenues	$616,625	$17,496	$ 55,596	$5,155	$(3,313)	$691,559
Interest income	$ 14,205	$ (9)	$ —	$ 2	$(5,865)	$ 8,333
Interest expense	$ 39,512	$ —	$ 473	$ —	$ —	$ 39,985
Depreciation and amortization	$ 22,679	$ 178	$ 1,967	$ 21	$ —	$ 24,845
Segment income (loss) before taxes	$ 47,280	$ 4,920	$(28,149)	$1,264	$19,859	$ 45,174
Year ended December 31, 2007						
Revenues	$833,128	$19,129	$ 62,766	$4,803	$(2,104)	$917,722
Interest income	$ 23,745	$ 1	$ —	$ 321	$(9,611)	$ 14,456
Interest expense	$ 26,799	$ —	$ 802	$ 80	$ 941	$ 28,622
Depreciation and amortization	$ 19,898	$ 220	$ 1,968	$ 15	$ —	$ 22,101
Segment income (loss) before taxes	$268,351	$ 4,198	$ (9,940)	$1,020	$19,390	$283,019

* Dealer segment results in 2008 and 2007 include impairment losses of $13.2 million and $15 million, respectively related to NMP's Goodwill and Intangible Assets (see Notes J and K).

** The reconciling items related to Revenues and Interest Income represent charges between the Finance and Auction segments for client loans. Such charges are eliminated in consolidation. The reconciling items related to segment income before taxes are explained in the table below, which presents segment income before taxes, as well as a reconciliation of segment income before taxes to Income Before Taxes reported in the Consolidated Statements of Operations for 2009, 2008 and 2007.

	2009	2008	2007
	(Thousands of dollars)		
Auction	$ 15,427	$ 47,280	$268,351
Finance	7,244	4,920	4,198
Dealer	(10,359)	(28,149)	(9,940)
All Other	2,413	1,264	1,020
Segment income before taxes	14,725	25,315	263,629
Unallocated amounts and reconciling items:			
Insurance recovery (see Note J) *	—	—	20,000
Gain on sale of land and buildings (see Note I)	—	—	4,752
Extinguishment of debt, net (see Note M)	1,039	5,364	—
Antitrust related matters, net (see Note U)	—	18,385	(1,042)
Equity in earnings of investees **	(369)	(3,890)	(4,320)
Income before taxes	$ 15,395	$ 45,174	$283,019

* In conjunction with the acquisition of Noortman Master Paintings, Sotheby's purchased a key man life insurance policy of $20 million covering Robert C. Noortman, who was the Managing Director of NMP. Mr. Noortman died unexpectedly on January 14, 2007. As a result of Mr. Noortman's death, Sotheby's became entitled to the $20 million death benefit under the policy and, accordingly, recorded this amount as non-operating income in its Consolidated Statement of Operations in the first quarter of 2007.

** Represents Sotheby's pre-tax share of earnings related to its equity investees. Such amounts are included above in Dealer segment loss, but are presented net of taxes in the Consolidated Statements of Operations below Income Before Taxes.

The table below presents geographic information about Sotheby's revenues for 2009, 2008 and 2007:

	2009	2008	2007
	(Thousands of dollars)		
United States	$203,092	$227,603	$371,514
United Kingdom	145,301	296,657	352,458
China	50,061	52,331	59,550
France	29,217	41,582	30,803
Other Countries *	60,885	76,699	105,501
Reconciling item:			
Intercompany revenue earned by Finance from Auction	(3,598)	(3,313)	(2,104)
Total	$484,958	$691,559	$917,722

* No other individual country exceeds 5% of total revenues for any of the periods presented.

The table below presents assets for Sotheby's segments, as well as a reconciliation of segment assets to consolidated assets as of December 31, 2009 and 2008:

	2009	2008
	(Thousands of dollars)	
Auction	$1,244,210	$1,257,266
Finance	161,510	182,976
Dealer	112,692	119,320
All Other	103	153
Total segment assets	1,518,515	1,559,715
Unallocated amounts:		
Deferred tax asset and income tax receivable	67,608	103,253
Consolidated assets	$1,586,123	$1,662,968

Note F—Receivables

Accounts Receivable—In its role as auctioneer, Sotheby's represents sellers of artworks accepting property on consignment and matching sellers to buyers through the auction process. Sotheby's invoices the buyer for the purchase price of the property (including the commission owed by the buyer), collects payment from the buyer and remits to the seller the net sale proceeds after deducting its commissions, expenses, applicable taxes and royalties. The amounts billed to buyers are recorded as Accounts Receivable in the Consolidated Balance Sheets.

Under Sotheby's standard payment terms, payments from buyers are due no more than 30 days from the sale date and consignor payments are made 35 days from the sale date. However, for specific collecting categories, extended payment terms are provided to buyers who are well-known to Sotheby's in order to support and market a sale. Such terms typically extend the payment due date from 30 days to a date that is no greater than one year from the sale date. When providing extended payment terms, Sotheby's attempts to match the timing of receipt from the buyer with payment to the consignor, but is not always successful in doing so.

Under the standard terms and conditions of its auction sales, Sotheby's is not obligated to pay sellers for property that has not been paid for by buyers. If a buyer defaults on payment, the sale may be cancelled and the property will be returned to the consignor. Alternatively, the consignor may reoffer the property at a future auction or negotiate a private sale. However, at times, Sotheby's pays the consignor before payment is collected from the buyer and/or allows the buyer to take possession of the property before payment is made. In these situations, Sotheby's is liable to the seller for the net sale proceeds whether or not the buyer makes payment. As of December 31, 2009, net Accounts Receivable of $373.7 million includes $67.9 million related to transactions in which Sotheby's has allowed the buyer to take possession of the property before payment is made. Included in this amount is $21.2 million related to transactions when Sotheby's has paid the consignor before payment is collected from the buyer in addition to allowing the buyer to take possession of the property.

As of December 31, 2009, Accounts Receivable includes an overdue amount of approximately $5 million owed by one buyer in a situation when Sotheby's has paid the consignors. Management believes it is reasonably possible that this amount will not be paid, but the amount of any possible loss could be partially mitigated by the future sale of collateral valued between approximately $2 million and $3 million. Accordingly, management believes it is reasonably possible that Sotheby's may incur a loss between $2 million and $3 million related to this overdue receivable. As of December 31, 2009, Sotheby's has not recorded an allowance for doubtful accounts against this receivable balance.

Management believes that adequate allowances have been established to provide for potential losses on any uncollected amounts.

Notes Receivable—The Finance segment provides certain collectors and art dealers with financing, generally secured by works of art that Sotheby's either has in its possession or permits borrowers to possess. The Finance segment's loans are predominantly variable interest rate loans. Accordingly, the carrying value of these loans approximates fair value.

The Finance segment generally makes two types of secured loans: (1) advances secured by consigned property to borrowers who are contractually committed, in the near term, to sell the property at auction (a "consignor advance"); and (2) general purpose term loans secured by property not presently intended for sale (a "term loan"). A consignor advance allows a seller to receive funds upon consignment for an auction that will occur up to one year in the future, while preserving for the benefit of the seller the potential of the auction process. Term loans allow Sotheby's to establish or enhance mutually beneficial relationships with borrowers and are intended to generate future auction consignments, though they might not always do so. Secured loans are made with full recourse against the borrower. The collection of the secured loans made by Sotheby's can be adversely impacted by a decline in the art market in general or in the value of the particular collateral. In addition, in situations where a borrower becomes subject to bankruptcy or insolvency laws, Sotheby's ability to realize on its collateral may be limited or delayed by the application of such laws.

The target loan-to-value ratio (principal loan amount divided by the low auction estimate of the collateral) for Finance segment secured loans is 50% or lower. However, certain loans are made at initial loan-to-value ratios higher than 50%. In addition, as a result of the normal periodic revaluation of loan collateral, the loan-to-value ratio of certain loans may increase above the 50% target loan-to-value ratio due to decreases in the low auction estimates of the collateral. As of December 31, 2009, Finance segment loans with loan-to-value ratios above 50% totaled $69.4 million and represented 42% of net Notes Receivable. The collateral related to such loans has a low auction estimate of approximately $95 million.

In addition, Sotheby's Auction segment has an unsecured loan outstanding of $2.6 million as of December 31, 2009. Sotheby's expects this loan to be repaid by future auction consignments in 2010.

As of December 31, 2009, three loans of $24.2 million, $20.6 million and $20.3 million comprised approximately 15%, 13% and 12%, respectively, of the net Notes Receivable balance. Of these amounts, $24.2 million is classified as current Notes Receivable and $40.9 million is classified as non-current Notes receivable as of December 31, 2009.

As of December 31, 2009 and 2008, Notes Receivable consisted of the following:

	2009	2008
	(Thousands of dollars)	
Current	$ 65,489	$153,437
Allowance for credit losses	(1,028)	(1,213)
Sub-total	64,461	152,224
Non-Current*	100,008	24,668
Notes receivable (net)	$164,469	$176,892

* Represents management's estimate of notes receivable that will be collected more than a year from the balance sheet date.

The weighted average interest rates earned on Notes Receivable were 4.8% and 5.6% in 2009 and 2008, respectively.

Note G—Inventory

Inventory consists of works of art owned by the Dealer and Auction segments. Included in Dealer inventory is art owned by Noortman Master Paintings (see Note E), as well as other artworks purchased for the purpose of investment and resale. Auction inventory consists principally of artworks obtained as a result of the failure of guaranteed property to sell at auction and, to a lesser extent, objects obtained incidental to the auction process primarily as a result of defaults by buyers after the consignor has been paid. As of December 31, 2009 and 2008, Inventory consisted of the following:

	2009	2008
	(Thousands of dollars)	
Dealer	$ 79,629	$ 93,677
Auction	62,936	92,912
Total	$142,565	$186,589

In 2009, 2008 and 2007, Sotheby's recognized total Inventory writedowns of $9.8 million, $33.7 million and $8.2 million, respectively.

Note H—Equity Method Investments

On May 23, 1990, Sotheby's purchased the common stock of the Pierre Matisse Gallery Corporation ("Matisse") for approximately $153 million. The assets of Matisse consisted of a collection of fine art (the "Matisse Inventory"). Upon consummation of the purchase, Sotheby's entered into an agreement with Acquavella Contemporary Art, Inc. ("ACA") to form Acquavella Modern Art ("AMA"), a partnership through which the Matisse Inventory would be sold. Sotheby's contributed the Matisse Inventory to AMA in exchange for a 50% interest in the partnership. Although the original term of the AMA partnership agreement was for ten years and was due to expire in 2000, it has been renewed on an annual basis since then.

Pursuant to the AMA partnership agreement, upon the death of the majority shareholder of ACA, the successors-in-interest to ACA have the right, but not the obligation, to require Sotheby's to purchase their interest in AMA at a price equal to the fair market value of such interest. The fair market value shall be determined pursuant to a process and a formula set forth in the partnership agreement that includes an appraisal of the works of art held by AMA at such time. Upon dissolution of AMA, if Sotheby's and ACA elect not to liquidate the property and assets of AMA, any assets remaining after the payment of expenses and any other liabilities of AMA will be distributed to Sotheby's and AMA as tenants-in-common or in some other reasonable manner. The net assets of AMA consist almost entirely of the Matisse Inventory. At December 31, 2009, the carrying value of the Matisse Inventory was $50.7 million.

To the extent that AMA requires cash to fund working capital, Sotheby's has agreed to lend the same to AMA. Sotheby's has not provided any such loans to AMA since 1993. Additionally, from time-to-time, Sotheby's transacts with the principal shareholder of ACA in the normal course of its business.

As of December 31, 2009 and 2008, the carrying value of Sotheby's investment in AMA was $13.3 million and $14.3 million, respectively. In 2009, 2008 and 2007, Sotheby's share of AMA's earnings, net of taxes, was $0.4 million, $1.9 million and $2.1 million, respectively.

As of December 31, 2009 and 2008, the carrying value of Sotheby's 49% interest in another equity method investee was $3.9 million and $4.1 million, respectively. In 2009, 2008 and 2007, Sotheby's share of this affiliate's (loss) earnings, net of taxes, was ($0.2) million, $0.3 million and $0.5 million, respectively.

Note I—Fixed Assets

As of December 31, 2009 and 2008, Fixed Assets consisted of the following:

	2009	2008
	(Thousands of dollars)	
Land	$ 93,548	$ 5,954
York Property capital lease	—	173,866
Buildings and building improvements	212,548	8,505
Leasehold improvements	68,457	65,608
Computer hardware and software	58,334	62,774
Furniture, fixtures and equipment	68,775	63,230
Construction in progress	7,670	6,179
Other	706	2,361
	510,038	388,477
Less: accumulated depreciation and amortization	(139,814)	(182,271)
Total	$ 370,224	$ 206,206

The land and building located at 1334 York Avenue, New York, N.Y. (the "York Property") is home to Sotheby's sole North American auction salesroom and its principal North American exhibition space. On February 7, 2003, Sotheby's sold the York Property to an affiliate of RFR Holding Corp. ("RFR"). In conjunction with this sale, Sotheby's leased the York Property back from RFR for an initial 20-year term, with options for Sotheby's to extend the lease for two additional 10-year terms. The resulting lease was accounted for as a capital lease, with the related asset being amortized over the initial 20-year lease term.

On January 11, 2008, Sotheby's entered into a contract to reacquire the York Property from RFR for a purchase price of $370 million (the "Purchase and Sale Agreement"). Sotheby's also agreed to give the principals of RFR favorable consignment terms for the future sale of art at Sotheby's auctions. Management estimated the value of these terms to be approximately $3.8 million.

Sotheby's financed the $370 million purchase price through an initial $50 million cash payment made in conjunction with the signing of the Purchase and Sale Agreement on January 11, 2008, an $85 million cash payment made when the purchase was consummated on February 6, 2009 and the assumption of an existing $235 million mortgage on the York Property (the "York Property Mortgage").

The York Property Mortgage matures on July 1, 2035, but has an optional pre-payment date of July 1, 2015 and bears an annual rate of interest of approximately 5.6%, which increases subsequent to July 1, 2015. It is management's current intention to prepay the mortgage on or about July 1, 2015. In conjunction with the final accounting for the York Property purchase in February 2009, Sotheby's recorded the York Property Mortgage at its $212.1 million fair value. The fair value of the York Property Mortgage was computed using a discounted cash flow approach based on a market rate of interest, which was estimated by management. The resulting $22.9 million debt discount is being amortized to interest expense over the remaining expected term of the loan. Sotheby's paid fees of $2.4 million in conjunction with the assumption of the York Property Mortgage, which are also being amortized to interest expense over the remaining expected term of the loan. The December 31, 2009 carrying value of the York Property Mortgage was $215.4 million and its fair value was approximately $227.5 million. (See Note M.)

As a result of the consummation of the York Property purchase on February 6, 2009, the existing capital lease obligation of $167 million, which had an effective interest rate of 10.4%, and the related $122 million net capital lease asset, as well as a $16 million deferred gain related to the sale of the York Property in 2003 were derecognized and the net effect was deducted from the initial carrying value of the York Property. Accordingly, the land and building acquired in conjunction with the purchase of the York Property was recorded at an initial carrying value of approximately $292.3 million, computed as follows (in thousands of dollars):

Fair value of York Property Mortgage	$212,130
Cash payments (including direct transaction costs)	137,480
Fair value of consignment terms	3,750
Derecognition of net capital lease obligation	(45,171)
Derecognition of deferred gain	(15,894)
Initial carrying value of York Property	$292,295

The York Property and the York Property Mortgage are held by 1334 York, LLC, a separate legal entity of Sotheby's that maintains its own books and records and whose results are ultimately consolidated into Sotheby's financial statements. The assets of 1334 York, LLC are not available to satisfy the obligations of other Sotheby's affiliates or any other entity.

In 2009, 2008 and 2007, Depreciation and Amortization Expense related to Fixed Assets was $19.8 million, $22.6 million and $20.6 million, respectively. As of December 31, 2008, approximately $51.2 million of Accumulated Depreciation and Amortization related to the York Property capital lease.

In March 2007, Sotheby's completed the sale of land and buildings at Billingshurst, West Sussex in the United Kingdom (the "U.K."), which previously housed an auction salesroom. As a result of this sale, Sotheby's recognized a gain of $4.8 million in the first quarter of 2007.

Note J—Goodwill

During 2009 and 2008, changes in the carrying value of Goodwill were as follows (in thousands of dollars):

	2009			2008		
	Auction	**Dealer**	**Total**	**Auction**	**Dealer**	**Total**
Balance as of January 1	$14,202	$—	$14,202	$15,920	$ 12,160	$ 28,080
Goodwill	—	—	—	710	—	710
Allocation of purchase price	—	—	—	(2,212)	—	(2,212)
Impairment loss	—	—	—	—	(11,106)	(11,106)
Foreign currency exchange rate changes	389	—	389	(216)	(1,054)	(1,270)
Balance as of December 31	$14,591	$—	$14,591	$14,202	$ —	$ 14,202

Prior to December 31, 2008, Dealer segment Goodwill was solely attributable to Noortman Master Paintings (or "NMP"), which was acquired by Sotheby's in June 2006. Based on the results of the October 31, 2008 annual impairment test for goodwill, Sotheby's recognized an impairment loss of $11.1 million in the fourth quarter of 2008 in the Dealer segment, eliminating the remainder of NMP's goodwill. This impairment loss was principally due to a reduction in management's future cash flow estimates for NMP.

Since the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," (now codified under ASC 350, *Intangibles-Goodwill and*

Other) and through January 1, 2009, Sotheby's has incurred total goodwill impairment losses of $18.4 million, all of which are attributable to NMP goodwill.

Note K—Intangible Assets

Sotheby's has intangible assets as a result of its acquisitions of NMP in June 2006 and an auction house in Paris, France in March 2007. As of December 31, 2009 and 2008, Intangible Assets consisted of the following (in thousands of dollars):

	2009	2008
Indefinite lived intangible assets:		
Trade name and other	$ 324	$ 324
Amortizable intangible assets:		
Customer relationships	6,773	6,559
Accumulated amortization	(5,332)	(3,412)
Sub-total	1,441	3,147
Total	$ 1,765	$ 3,471

Based on the results of the October 31, 2008 annual impairment test for Sotheby's indefinite lived intangible assets, management determined that the NMP trade name was impaired and recorded an impairment loss of $2.1 million in the fourth quarter of 2008. This impairment loss was principally due to a reduction in management's future cash flow estimates for NMP.

In 2009, 2008 and 2007, amortization expense related to Intangible Assets was approximately $1.7 million, $2.2 million and $1.5 million, respectively. The customer relationships have a weighted average remaining useful life of 1.6 years and the related amortization expense is expected to be approximately $0.9 million, $0.4 million and $0.1 million in 2010, 2011 and 2012, respectively.

Note L—Restructuring Plans and Related Charges

In 2009, Sotheby's recorded net Restructuring Charges of $12.2 million related to the restructuring plans described below.

2008 Restructuring Plan—Due to a downturn in the international art market, on December 1, 2008 and February 26, 2009, Sotheby's Board of Directors approved restructuring actions impacting the Auction segment, as well as certain corporate departments. These restructuring actions (collectively, the "2008 Restructuring Plan") are the result of a strategic review of Sotheby's operations conducted by management between November 2008 and February 2009. The 2008 Restructuring Plan contemplates a 15% decrease in global headcount, a reduction in Sotheby's selling activities and leased premises in Amsterdam and the vacating of other premises principally in the U.K. as a result of a reorganization of Sotheby's European operations.

The 2008 Restructuring Plan includes $2.0 million of facility related costs associated with exiting certain leased facilities in the Netherlands and the U. K.. These facility related Restructuring Charges represent the future rental costs (net of estimated sub-lease income) that Sotheby's remains obligated to pay subsequent to the cease use date for each facility. The cease use date for the Amsterdam facility was in December 2009 and the underlying lease expires in September 2014. The cease use date for the U.K. facility was in June 2009 and the underlying lease expired in December 2009.

2009 Restructuring Plan—In March and April 2009, in response to a continued downturn in the international art market, management conducted a further strategic review of Sotheby's operations, and on April 27, 2009, the Executive Committee of the Board of Directors approved additional restructuring actions (the "2009 Restructuring Plan"). The 2009 Restructuring Plan impacts all areas of Sotheby's global operations through additional significant cost reductions resulting from a further 5% decrease in global headcount. In 2009, Sotheby's recorded net Restructuring Charges of $3.5 million for employee termination benefits related to the 2009 Restructuring Plan.

Restructuring activities resulting from the 2008 Restructuring Plan and 2009 Restructuring Plan are summarized as follows:

	Employee Termination Benefits	Facility Related Costs	Other Costs	Total
Liability at January 1, 2008	$ —	$ —	$ —	$ —
Charges for 2008 Restructuring Plan	4,312	—	—	4,312
Liability at December 31, 2008	4,312	—	—	4,312
Charges for 2008 Restructuring Plan	6,446	2,085	427	8,958
Charges for 2009 Restructuring Plan	3,578	—	3	3,581
Cash payments	(12,844)	(1,144)	(359)	(14,347)
Adjustments to liability	(251)	(129)	—	(380)
Foreign currency exchange rate changes	317	54	5	376
Liability at December 31, 2009	$ 1,558	$ 866	$ 76	$ 2,500

As of December 31, 2009, the liability related to Sotheby's restructuring activities was $2.5 million. The current portion of the liability of $1.8 million is recorded in the Consolidated Balance Sheets within Accounts Payable and Accrued Liabilities, and the non-current portion of $0.7 million is recorded with Other Liabilities. The majority of the liability related to employee termination benefits is expected to be paid by March 31, 2010. The liability for the facility related costs will be paid monthly according to the terms of the underlying lease through September 2014.

Note M—Debt

Revolving Credit Facility—On August 31, 2009, Sotheby's and certain of its wholly-owned subsidiaries (collectively, the "Borrowers") entered into a credit agreement (the "Credit Agreement") with an international syndicate of lenders led by General Electric Capital Corporation ("GE Capital"), which acted as fronting lender and agent. The following summary does not purport to be a complete summary of the Credit Agreement and is qualified in its entirety by reference to the Credit Agreement, a copy of which was filed as Exhibit 10.1 to Sotheby's Form 8-K filed with the SEC on September 1, 2009. Terms used, but not defined in this summary, have the meanings set forth in the Credit Agreement.

The Credit Agreement has a maturity date of August 31, 2012 and provides for a $200 million revolving credit facility (the "Revolving Credit Facility"), with a sub-limit of $50 million for U.K. based borrowings. The borrowings available under the Credit Agreement are limited by a borrowing base equal to 85% of Eligible Art Loans, plus 30% of Eligible Art Inventory, plus 15% of Consolidated Net Tangible Assets, subject to limitations and certain reserves.

Borrowings under the Revolving Credit Facility may be used for general corporate purposes. In addition, up to $10 million of the Revolving Credit Facility may be used to issue letters of credit. As of December 31, 2009, there were no borrowings or letters of credit outstanding under the Revolving Credit Facility and the amount of available borrowings was approximately $129 million, as calculated under the borrowing base.

Borrowings under the Revolving Credit Facility are available in either Dollars to U.S. Borrowers or Pounds Sterling to U.K. Borrowers. The U.S. Borrowers and, subject to certain limitations, the U.K. Borrowers, are jointly and severally liable for all obligations under the Credit Agreement. In addition, certain subsidiaries of the Borrowers guarantee the obligations of the Borrowers under the Credit Agreement. The obligations under the Credit Agreement are secured by liens on all or substantially all of the personal property of the Borrowers and the guarantors.

Borrowings are, at the Borrowers' option, either Dollar Index Rate Loans (for U.S. Borrowers only) or LIBOR Loans. Dollar Index Rate Loans bear interest from the applicable borrowing date at an annual rate equal to (a) the highest of (i) the "Prime Rate" as quoted in The Wall Street Journal, (ii) the Federal Funds Rate plus 3%, or (iii) the LIBOR Rate based upon the offered rate for deposits in such currency for a period equal to such interest period on the Reuters Screen LIBOR01 Page plus 1.0%, *plus* (b) the Applicable Margin, which is generally 3.0% to 3.5% based upon the level of outstanding borrowings under the Revolving Credit Facility. The LIBOR Rate for Dollars or Pounds Sterling, as the case may be, for an interest period is equal to (x) the highest of (i) the offered rate for deposits in such currency for a period equal to such interest period on the Reuters Screen LIBOR01 Page, (ii) if the interest period is less than three months, the offered rate for deposits in such currency on the Reuters Screen for an Interest Period of three months, and (iii) 2%, *plus* (y) the Applicable Margin, which is generally 4.0% to 4.5% based upon the level of outstanding borrowings under the Revolving Credit Facility.

The Credit Agreement contains certain customary affirmative and negative covenants including, but not limited to, limitations on capital expenditures, limitations on net outstanding auction guarantees, limitations on the use of proceeds from borrowings under the Credit Agreement, limitations on the ability to merge, liquidate, consolidate, dispose of assets or capital stock, and limitations on material changes to the nature of Sotheby's business. The Credit Agreement also restricts quarterly dividend payments to the lesser of $0.05 per share or $4 million. The maximum level of quarterly dividend payments may be increased depending on the Fixed Charge Coverage Ratio covenant. Management believes that Sotheby's is in compliance with the covenants and terms of the Credit Agreement.

The Credit Agreement also contains the following financial covenants, which are only applicable during certain compliance periods:

- A minimum Fixed Charge Coverage Ratio, which requires the maintenance of a sufficient level of specifically defined cash flows to cover certain debt and equity related cash requirements.
- A minimum EBITDA, which requires the maintenance of certain minimum levels of specifically defined operating cash flows.

These financial covenants were not applicable for the twelve month period ending December 31, 2009.

Sotheby's incurred approximately $7.5 million in fees related to the Credit Agreement, which are being amortized on a straight-line basis to Interest Expense over the three-year term of the facility. Additionally, commitment fees are 1.00% per year for undrawn amounts committed under the Revolving Credit Facility.

In conjunction with entering into the Credit Agreement, on August 31, 2009, Sotheby's terminated its senior secured revolving credit facility with Bank of America, N.A. (the "BofA Credit Agreement"). The BofA Credit Agreement had a maturity date of September 7, 2010 and provided for borrowings of up to $150 million, subject to a borrowing base. As a result of this termination, Sotheby's recorded a $2.5 million non-cash charge in the third quarter of 2009 to write-off the remaining balance of arrangement and amendment fees related to the BofA Credit Agreement. Additionally, as a result of amendments to the BofA Credit Agreement made in the first half of 2009, Sotheby's recorded a $1.3 million non-cash charge in the second quarter of 2009 to write-off a portion of the arrangement and amendment fees related to the BofA Credit Agreement.

Long-Term Debt—As of December 31, 2009 and 2008, Long-Term Debt consisted of the following:

	December 31, 2009	**December 31, 2008**
	(Thousands of dollars)	
York Property Mortgage, net of unamortized discount of $19,603	$214,193	$ —
7.75% Senior Notes, net of unamortized discount of $1,503 and $1,625	126,747	129,267
Convertible Notes, net of unamortized discount of $28,001 and $34,794	171,999	165,206
Total	$512,939	$294,473

The amount of principal expected to be paid on the York Property Mortgage in 2010 is $1.2 million. Accordingly, this amount is included in Other Current Liabilities as of December 31, 2009 in the Consolidated Balance Sheets. See Note I for further information related to the York Property Mortgage. See the captioned sections below for information related to the Convertible Notes and the Senior Notes.

Senior Notes—On June 17, 2008, Sotheby's issued $150 million aggregate principal amount of 7.75% Senior Notes (the "Senior Notes"), due June 15, 2015. The net proceeds from the issuance of the Senior Notes were approximately $145.9 million, after deducting the initial purchasers' discounts and fees. The Senior Notes have an effective interest rate of 8%. Interest on the Senior Notes is payable semi-annually in cash on June 15 and December 15 of each year.

On December 23, 2008, Sotheby's repurchased an aggregate principal amount of $19 million of its Senior Notes for a purchase price of $10.5 million (representing 56% of the aggregate principal amount repurchased). This repurchase resulted in a non-cash gain of $7.8 million, net of fees, which was recognized in the fourth quarter of 2008 and reported within Extinguishment of Debt (Net) in the Consolidated Statements of Operations.

On January 27, 2009, Sotheby's repurchased an additional $2.8 million of its Senior Notes for a purchase price of $1.6 million (representing 59% of the aggregate principal amount repurchased). This repurchase resulted in a non-cash gain of $1 million, net of fees, which was recognized in the first quarter of 2009 and reported within Extinguishment of Debt (Net) in the Consolidated Statements of Operations.

As of December 31, 2009, the Senior Notes had a fair value of approximately $119.3 million based on a broker quoted price.

Convertible Notes—On June 17, 2008, Sotheby's issued $200 million aggregate principal amount of 3.125% Convertible Notes, due June 15, 2013. The net proceeds from the issuance of the Convertible Notes were approximately $194.3 million, after deducting transaction costs. Interest on the Convertible Notes is payable semi-annually in cash on June 15 and December 15 of each year. Sotheby's may not redeem the Convertible Notes prior to their stated maturity date. As of December 31, 2009, the Convertible Notes had a fair value of approximately $195.1 million based on a broker quoted price.

The principal amount of the Convertible Notes is payable in cash, shares of Sotheby's Common Stock ("Common Stock"), or a combination thereof, at the option of Sotheby's, based on an initial conversion rate of 29.4122 shares of Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $34 per share (the "Conversion Price"). The maximum number of shares of Common Stock that may be issued upon conversion is approximately 5.8 million shares. The conversion rate for the Convertible Notes is subject to adjustment for certain events. The Convertible Notes may be converted at any time beginning on March 15, 2013 and ending on the close of business on June 14, 2013. Prior to March 15, 2013, the Convertible Notes may only be converted: (1) during any fiscal quarter after the fiscal quarter ending September 30, 2008 (and only during such fiscal quarter), if the closing price of the Common Stock exceeds 130% of the Conversion Price during a defined period at the end of the previous quarter, (2) if the trading price of Convertible Notes falls below a certain threshold over a defined period, or (3) upon the occurrence of certain specified corporate transactions (as set forth in the Convertible Notes Indenture). None of these conversion criteria have been met during the period that the Convertible Notes have been outstanding.

Upon conversion, Sotheby's will pay or deliver, as the case may be, cash, shares of Common Stock or a combination thereof at its election. It is Sotheby's current intent and policy to settle up to the principal amount of the Convertible Notes in cash. Accordingly, the Convertible Notes have no impact on diluted shares outstanding until the average price of the Common Stock for a period exceeds the Conversion Price.

Each of Sotheby's existing and future domestic subsidiaries have jointly, severally, fully and unconditionally guaranteed the Convertible Notes on a senior unsecured basis to the extent such subsidiaries guarantee borrowings under the Credit Agreement.

On January 1, 2009, new accounting rules came into effect for certain convertible debt instruments that may be settled entirely or partially in cash upon conversion. Pursuant to these rules, the liability and equity components of convertible debt instruments within their scope must be separately accounted for in a manner that will reflect the borrower's nonconvertible debt borrowing rate when interest expense is recognized in subsequent periods. The resulting equity component (the conversion option) is not remeasured as long as it continues to meet the conditions for equity classification under GAAP and represents the original issue discount for the purposes of accounting for the liability component of the convertible debt instrument.

The Convertible Notes are within the scope of these new accounting rules which were adopted by Sotheby's on January 1, 2009. Accordingly, Interest Expense for 2008 has been restated to reflect Sotheby's nonconvertible debt borrowing rate. Additionally, the December 31, 2008 balance of the Convertible Notes reported within Long-Term Debt has been adjusted to reflect the impact of these new accounting rules as if they were effective on June 17, 2008, the day on which the Convertible Notes were issued. In conjunction with the adoption of these rules, management estimated that the equity and liability components of the Convertible Notes had initial fair values of $38.2 million (approximately $21 million, net of taxes) and $161.8 million, respectively. As a result of the recording of the liability and equity components at their fair values, the Convertible Notes have an effective interest rate of 7.75%. (See Note B for more detailed information on the retrospective application of these new accounting rules.)

As of December 31, 2009, the unamortized discount related to the Convertible Notes was $28 million and will be amortized to Interest Expense over the 41.5 months remaining until maturity using the effective interest rate method.

As of December 31, 2009, management evaluated the embedded conversion option in the Convertible Notes and concluded that it should not be accounted for separately because the conversion option is indexed to Sotheby's Common Stock and is classified as Shareholders' Equity. Accordingly, the embedded conversion option in the Convertible Notes has not been remeasured and remains recorded as a component of Additional Paid-in Capital.

In 2009 and 2008, Interest Expense related to the Convertible Notes consisted of the following (in thousands of dollars):

	2009	2008
Contractual coupon interest expense	$ 6,250	$3,368
Discount amortization	6,791	3,448
Total	$13,041	$6,816

Convertible Note Hedge and Warrant Transactions—On June 11, 2008, in conjunction with the issuance of the Convertible Notes, Sotheby's entered into convertible note hedge transactions (the "Convertible Note Hedges") that will allow Sotheby's to purchase its Common Stock from affiliates of Bank of America and Goldman, Sachs & Co. (collectively the "Counterparties") at a price equal to the Conversion Price of the Convertible Notes. The Convertible Note Hedges will cover, subject to customary anti-dilution adjustments, approximately 5.8 million shares of Common Stock. The Convertible Note Hedges are intended to offset potential dilution to Sotheby's Common Stock upon potential future conversion of the Convertible Notes. The Convertible Note Hedges will expire upon the maturity of the Convertible Notes.

On June 11, 2008, Sotheby's also entered into warrant transactions, whereby it sold to the Counterparties warrants (the "Warrants") to acquire, subject to customary anti-dilution adjustments, approximately 5.8 million shares of Common Stock at $44.905 per share.

These contracts meet all of the applicable criteria under GAAP for equity classification and, as a result, the $40.6 million cost of the Convertible Note Hedges ($22.5 million, net of taxes) and the $22.3 million in net proceeds received from the sale of the Warrants are recorded within Additional Paid-In Capital in Shareholders' Equity. In addition, because both of these contracts are classified as shareholders' equity and are indexed to Sotheby's Common Stock, they are not accounted for as derivatives under GAAP.

The Warrants have no impact on diluted shares outstanding until the average price of the Common Stock for a period exceeds the Warrant's $44.905 exercise price. The Convertible Note Hedges are anti-dilutive and therefore have no impact on diluted shares outstanding.

Redemption of 6.98% Notes—In February 1999, Sotheby's issued a tranche of 10-year long-term debt securities for an aggregate offering price of $100 million (the "Notes"). The Notes had an effective interest rate of 6.98% payable semi-annually in cash each February and August. On July 18, 2008, the Company redeemed the Notes for $105.7 million, using a portion of the net proceeds from the issuance of the Senior Notes and Convertible Notes. The $105.7 million paid upon redemption includes $102.5 million for the present value of the remaining principal and interest and $3.2 million for accrued and unpaid interest through the date of redemption. As a result, a bond redemption loss of $2.5 million was recognized in the third quarter of 2008 and reported within Extinguishment of Debt (Net) in the Consolidated Statements of Operations.

Future Principal and Interest Payments—As of December 31, 2009, the aggregate future principal and interest payments due under the York Property Mortgage, the Convertible Notes and the Senior Notes are as follows (in thousands of dollars):

2010	$ 30,443
2011	32,193
2012	32,193
2013	228,825
2014	25,943
Thereafter	360,351
Total future principal and interest payments	$709,948

Interest Expense—In 2009, 2008 and 2007, interest expense consisted of the following:

	2009	2008	2007
	(Thousands of dollars)		
Senior secured credit facility:			
Interest expense on outstanding borrowings	$ —	$ 1,740	$ —
Amortization of amendment and arrangement fees	2,346	736	582
Commitment fees	1,703	787	765
Sub-total	4,049	3,263	1,347
York Property capital lease obligation	1,657	17,491	17,666
York Property Mortgage	15,400	—	—
6.98% Notes (redeemed July 18, 2008)	—	3,767	6,971
Senior Notes	10,154	6,381	—
Convertible Notes	13,041	6,816	—
Other interest expense *	1,407	2,267	2,638
Total interest expense	$45,708	$39,985	$28,622

* In 2009, other interest expense consists primarily of the amortization of debt issuance costs related to the Senior Notes and Convertible Notes. In 2008 and 2007, other interest expense consists primarily of amortization of the discount on other short and long-term obligations and other miscellaneous interest expense.

Interest Paid—In 2009, 2008 and 2007, interest paid totaled $42.3 million, $35.9 million and $25.3 million, respectively. Interest paid consists of cash payments related to the York Property Mortgage, Sotheby's long-term debt securities, credit facility borrowings (including fees), as well as the portion of the payments for the York Property capital lease attributable to interest.

Note N—Income Taxes

In 2009, 2008 and 2007, the significant components of income tax expense consisted of the following:

	2009	2008	2007
	(Thousands of dollars)		
Income (loss) before taxes:			
Domestic	$(33,709)	$(70,097)	$ 66,923
Foreign	49,104	115,271	216,096
Total	$ 15,395	$ 45,174	$283,019
Income tax expense (benefit)—current:			
Domestic	$ (5,138)	$ (8,342)	$ 43,453
State and Local	945	(1,325)	723
Foreign	12,648	31,396	53,944
Sub-total	8,455	21,729	98,120
Income tax expense (benefit)—deferred:			
Domestic	(9,880)	(2,092)	(2,315)
State and Local	25,054	(1,358)	(23,624)
Foreign	(1,467)	2,578	331
Sub-total	13,707	(872)	(25,608)
Total	$ 22,162	$ 20,857	$ 72,512

In 2009, 2008 and 2007, income tax expense related to Sotheby's equity earnings of investees was approximately $0.1 million, $1.8 million and $1.7 million, respectively.

As of December 31, 2009 and 2008, the components of deferred tax assets and liabilities consisted of the following (in thousands of dollars):

	2009	2008
Deferred Tax Assets:		
Asset provisions and accrued liabilities	$ 56,257	$ 65,768
Capital lease obligation	—	75,548
Tax loss and credit carryforwards	6,076	2,621
Difference between book and tax basis of depreciable and amortizable assets	25,496	—
Sub-Total	87,829	143,937
Valuation allowance	(19,516)	(1,328)
Total deferred tax assets	68,313	142,609
Deferred Tax Liabilities:		
Difference between book and tax basis of depreciable and amortizable assets	—	55,337
Step up in acquired assets	603	843
Pension obligations	3,223	2,083
Basis differences in equity method investments	5,790	6,100
Total deferred tax liabilities	9,616	64,363
Total	$ 58,697	$ 78,246

Sotheby's has deferred tax assets related to various foreign and state loss and tax credit carryforwards totaling $6.1 million that begin to expire in 2010.

As of December 31, 2009 and 2008, Sotheby's has provided valuation allowances of $19.5 million and $1.3 million, respectively, for certain deferred tax assets primarily related to foreign tax credits and state and foreign losses. During 2009, the valuation allowance increased by $18.2 million primarily due to management's reassessment of Sotheby's ability to utilize certain foreign, state and local deferred tax assets including state and foreign losses against projected income. During 2008, the valuation allowance increased by $0.9 million, primarily due to management's reassessment of Sotheby's ability to utilize foreign tax credits and net operating losses against current and projected income.

In 2009, 2008 and 2007, the effective income tax rate varied from the statutory rate as follows:

	2009	2008	2007
Statutory federal income tax rate	35.00%	35.00%	35.00%
State and local taxes, net of federal tax benefit*	109.77%	(4.61%)	(5.27%)
Foreign taxes at rates different from U.S. rates	(45.17%)	(24.70%)	(8.45%)
Deemed income from foreign subsidiaries, net	42.86%	7.25%	4.82%
Impairment losses	0.00%	6.34%	0.72%
Tax reserves	0.79%	17.38%	0.95%
Corporate-owned life insurance	(8.05%)	4.21%	(2.61%)
Valuation allowance	2.48%	2.19%	0.00%
Non-deductible compensation	3.36%	2.60%	0.58%
Other non-deductible expenses	1.89%	2.29%	0.33%
Other	1.03%	(1.78%)	(0.45%)
Effective income tax rate	143.96%	46.17%	25.62%

* The 2009 state and local tax expense is primarily attributable to the recording of a state and local valuation allowance of approximately $17 million.

The comparison of the effective income tax rate between periods is significantly influenced by the level and mix of earnings and losses by taxing jurisdiction, foreign tax rate differentials, the relative impact of permanent book to tax differences (i.e., non-deductible expenses) on lower pre-tax results by taxing jurisdictions and the recording of a valuation allowance against certain state and foreign deferred tax assets and loss carryfowards. These factors are partially offset by the mix of income earned at tax rates lower than the U.S. tax rate and a favorable audit settlement. The effective income tax rate for 2008 has been adjusted to reflect the retrospective application of an accounting rule that impacted the accounting for the Convertible Notes. Income taxes have not been provided on a cumulative total of $263.5 million and $226.6 million of undistributed earnings of certain foreign subsidiaries that are intended to be indefinitely reinvested outside of the U.S. as of December 31, 2009 and 2008, respectively. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed. As of December 31, 2009, Sotheby's has provided income taxes of $0.4 million on undistributed earnings of certain foreign subsidiaries that are not intended to be indefinitely reinvested outside of the U.S..

Total net income tax payments during 2009, 2008 and 2007 were $6.8 million, $81.6 million and $38.5 million, respectively.

Note O—Uncertain Tax Positions

In July 2006, new accounting rules were issued, which clarified the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribed a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under these rules, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if there is less than a 50% likelihood of its being sustained. Additionally, these rules provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2009, 2008 and 2007, the liability for unrecognized tax benefits, excluding interest and penalties, was $50.1 million, $43.6 million and $32.6 million, respectively. The December 31, 2009, 2008 and 2007 balances are reflected in the Consolidated Balance Sheets as follows (in thousands of dollars):

	2009	2008	2007
Current Liabilities:			
Accrued income taxes	$ —	$ —	$13,311
Non-Current Liabilities:			
Deferred income taxes (contra assets)	14,390	28,887	12,898
Accrued income taxes	35,674	14,738	6,406
Total liability for unrecognized tax benefits	$50,064	$43,625	$32,615

As of December 31, 2009 and 2008, the total amount of unrecognized tax benefits that, if recognized, would favorably affect Sotheby's effective income tax rate are $33.5 million and $33.6 million, respectively.

The table below presents a reconciliation of the beginning and ending balances of the liability for unrecognized tax benefits, excluding interest and penalties, for the years ended December 31, 2009, 2008 and 2007 (in thousands of dollars):

	2009	2008	2007
Balance at January 1	$43,625	$32,615	$16,837
Increases in unrecognized tax benefits related to the current year	6,373	12,731	6,427
Increases in unrecognized tax benefits related to prior years	3,546	8,775	11,440
Decreases in unrecognized tax benefits related to prior years	(137)	(8,935)	(2,089)
Decreases in unrecognized tax benefits related to settlements	(3,200)	(1,486)	—
Decreases in unrecognized tax benefits due to lapse of the applicable statute of limitations	(143)	(75)	—
Balance at December 31	$50,064	$43,625	$32,615

The net increases in the liability for unrecognized tax benefits related to current and prior years is primarily attributable to increased reserves related to foreign earnings, transfer pricing and loss carryforwards, partially offset by the reduction of the liability for unrecognized tax benefits due to the settlement of a federal tax audit.

Sotheby's recognizes interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. In addition to the adjustment above, upon the adoption of the new accounting rules that became effective in the first quarter of 2007, Sotheby's increased its accrual for such interest to $1.2 million, an increase of $0.5 million from December 31, 2006. In 2009, Sotheby's increased its accrual for interest and penalties by $0.6 million. In 2008, Sotheby's decreased its accrual for interest and penalties by $1.5 million, after recognizing an increase of $1.5 million in 2007. As of December 31, 2009, 2008 and 2007, the liability for tax related interest and penalties included in the Consolidated Balance Sheets was $1.8 million, $1.2 million and $2.7 million, respectively. The net increase in 2009 is primarily due to the accrual of an additional year of interest. The net decrease in 2008 is primarily due to the resolution of a New York City tax audit for tax years 1997 through 2001 and a change in the tax accounting method related to inventory valuation that was adopted in 2008.

Sotheby's policy is to record interest expense related to sales, value added and other taxes as Interest Expense in the Consolidated Statements of Operations. Penalties related to such taxes are recorded as General and Administrative Expenses in the Consolidated Statements of Operations. Interest expense and penalties related to income taxes are recorded as a component of Income Tax Expense in the Consolidated Statements of Operations.

Sotheby's is subject to taxation in the U.S. and various state and foreign jurisdictions. Sotheby's tax years that are open for audit for federal purposes and for major state, local and foreign jurisdictions are as follows:

Federal:

- 1998 to 2009

Major state and local jurisdictions:

- New York State: 2004 to 2009
- New York City: 2002 to 2009
- California: 2002 to 2009

Major foreign jurisdictions:

- Hong Kong: 1998 and 2002 to 2009
- U.K.: 2005 to 2009

Management believes it is reasonably possible that a decrease of $9.8 million in the balance of unrecognized tax benefit can occur within 12 months of the December 31, 2009 balance sheet date as a result of the tolling of the expiration of the statute of limitations and an expected settlement of an ongoing tax audit.

Note P—Lease Commitments

Sotheby's conducts business on premises leased in various locations under long-term operating leases expiring at various dates through 2060. In 2009, 2008 and 2007, net rental expense under Sotheby's operating leases was $16.4 million, $17.5 million and $14.7 million, respectively.

Future minimum lease payments due under noncancelable operating leases in effect at December 31, 2009 are as follows (in thousands of dollars):

2010	$14,375
2011	10,623
2012	8,834
2013	8,234
2014	7,661
Thereafter	39,631
Total future minimum lease payments	$89,358

Sotheby's has an existing lease for warehouse space in London which expires in the first quarter of 2011. The table above does not include rental payments for a lease related to a new London warehouse facility which we anticipate signing in the first quarter of 2010. Rental payments for this facility are expected to be approximately $0.9 million annually from 2010 through 2014 and $12.9 million, in total, thereafter.

The future minimum lease payments in the table above exclude future minimum sublease rental receipts of $6.5 million owed to Sotheby's under non-cancelable subleases.

In addition to the operating lease payments in the table above, under the terms of certain leases, Sotheby's is required to pay real estate taxes and utility costs and may be subject to escalations in the amount of future minimum lease payments based on certain contractual provisions.

Note Q—Shareholders' Equity and Share-Based Payments

Common Stock—The principal U.S. market for Sotheby's Common Stock is the New York Stock Exchange (the "NYSE") (Symbol: BID). Each share of Common Stock is entitled to one vote.

Preferred Stock—Sotheby's has the authority to issue 50 million shares of no par value preferred stock. No shares of preferred stock were outstanding as of December 31, 2009, 2008 and 2007.

Dividends—The following table summarizes dividends declared and paid in 2009, 2008 and 2007 (in thousands of dollars, except per share amounts):

Year	Per Share	Total
2009	$0.30	$20,434
2008	$0.60	$40,651
2007	$0.50	$33,326

On February 26, 2010, Sotheby's Board of Directors declared a quarterly dividend on its common stock of $0.05 per share (approximately $3.4 million) to be paid on March 16, 2010 to shareholders of record as of March 9, 2010. (See Note M.)

Share-Based Payments—Share-based payments to employees include restricted stock, restricted stock units and stock options. The table below summarizes the compensation expense recorded in 2009, 2008 and 2007 for such share-based payments:

	2009	2008	2007
	(Thousands of dollars)		
Pre-Tax	$20,750	$30,396	$28,163
After-Tax	$14,210	$20,778	$19,574

In 2008 and 2007, the cash value of excess tax benefits related to share-based payment arrangements was approximately $1.1 million and $15.7 million, respectively. These excess tax benefits are recognized in Additional Paid-in Capital in the Consolidated Balance Sheets and reflected within cash provided by financing activities in the Consolidated Statements of Cash Flows and represent the amount by which Sotheby's tax deduction from the vesting and exercising of equity awards exceeds the tax benefit recorded for book purposes.

Stock Options—Stock options issued pursuant to the Sotheby's 1997 Stock Option Plan (the "Stock Option Plan") are exercisable into authorized but unissued shares of Common Stock. Stock options generally vest evenly over four years and generally expire ten years after the date of grant. Stock options vest immediately upon a change in control of Sotheby's (as defined in the plan document for the Stock Option Plan, as amended). The fair value of a stock option is estimated using a Black-Scholes option valuation model, which utilizes assumptions for:

- Expected life: The expected life is the length of time the stock option is expected to be outstanding and is estimated using historical data for exercises and forfeitures.
- Risk-free rate of return: The risk-free rate of return is based on the available yield for U.S. Treasury securities with a maturity that approximates the expected life of the stock option.
- Expected volatility: The expected volatility is based on historic stock price volatility for a period approximately equal to the expected life of the stock option.
- Dividend yield: The dividend yield is the expected rate of dividends to be paid throughout the expected life of the stock option.

As of December 31, 2009, 0.5 million shares of Common Stock were available for the issuance of stock options under the Stock Option Plan. No stock options were granted by Sotheby's in 2009, 2008 and 2007. On February 9, 2010, the Compensation Committee of Sotheby's Board of Directors (the "Compensation Committee") approved a grant of 0.5 million stock options to five senior executives. These stock options have an exercise price of $22.11 and vest evenly over four years.

Changes in the number of stock options outstanding during 2009 were as follows (shares and aggregate intrinsic value in thousands):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	942	$16.79		
Expired	(7)	$36.43		
Exercised	(302)	$17.72		
Outstanding at December 31, 2009	633	$16.12	2.8	$4,032
Exercisable at December 31, 2009	633	$16.12	2.8	$4,032

The aggregate intrinsic value of options exercised during 2009, 2008 and 2007 was $0.8 million, $0.4 million and $33.8 million, respectively. Cash received from stock options that were exercised in 2009 totaled $5.3 million. Of this amount, $1.2 million was received in 2009 and $4.1 million was received in January 2010. Cash received from the exercise of stock options in 2008 and 2007 was $0.3 million and $18.6 million, respectively. In 2009, 2008 and 2007, the tax benefit realized from the exercise of stock options totaled $0.3 million, $0.1 million and $11 million, respectively.

Restricted Stock and Restricted Stock Units—In February 2003, the Compensation Committee approved the adoption of the Restricted Stock Plan, effective May 1, 2003. The Restricted Stock Plan was approved by a vote of shareholders on April 29, 2003. The Restricted Stock Plan was amended, effective February 1, 2009, to become the Sotheby's Restricted Stock Unit Plan (the "Restricted Stock Unit Plan"), whereby awards granted under the Restricted Stock Unit Plan may be in the form of Restricted Stock Units ("RSU's"), rather than unvested shares of common stock ("Restricted Stock"). The award of RSU's in lieu of Restricted Stock shares offers certain tax advantages and flexibility to recipients. The purpose of the Restricted Stock Unit Plan is to enable Sotheby's to retain valued employees and to continue to attract the finest executives.

In making awards under the Restricted Stock Unit Plan, the Compensation Committee takes into account the nature of the services rendered by employees, their present and potential contributions to Sotheby's success, and such other factors as the Compensation Committee in its discretion deems relevant.

Restricted Stock and RSU's generally vest evenly over four years; however, Restricted Stock issued through 2008 in connection with the Sotheby's Executive Bonus Plan (the "EBP") vest evenly over three years and certain shares issued to William F. Ruprecht, Sotheby's President and Chief Executive Officer, vest over three and five-year periods subject to the achievement of certain company profitability or share price targets. Prior to vesting, holders of Restricted Stock have voting rights and are entitled to receive dividends, while holders of RSU's do not have voting rights, but are entitled to receive dividend equivalents. Dividends and dividend equivalents paid to holders of Restricted Stock and RSU's are not forfeitable. Restricted Stock and RSU's may not be sold, assigned, transferred, pledged or otherwise encumbered until they vest.

In February 2009, the Compensation Committee approved the issuance of the following Restricted Stock Unit awards, which vest ratably after each of the first, second, third and fourth years following the date of grant:

- 709,655 RSU's with a fair value of $5.9 million related to Sotheby's incentive compensation program.
- 192,407 RSU's with a fair value of $1.6 million related to executive employment arrangements, including 168,878 RSU's with a fair value of $1.4 million issued to Mr. Ruprecht, as discussed below.
- 86,208 RSU's with a value of $0.7 million issued at the discretion of the Compensation Committee.

In 2009, changes in the number of outstanding Restricted Stock and RSU's were as follows (shares in thousands):

	Restricted Stock and RSU's	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2009	2,537	$31.36
Granted	988	$ 8.28
Vested	(864)	$30.99
Canceled	(40)	$25.26
Outstanding at December 31, 2009	2,621	$22.80

The aggregate fair value of Restricted Stock that vested during 2009, 2008 and 2007 was $8.7 million, $21.2 million and $23.4 million, respectively, based on the closing stock price on the dates the shares vested. As of December 31, 2009, unrecognized compensation expense related to the unvested portion of share-based payments was $13.2 million. This compensation expense is expected to be recognized over a weighted-average period of approximately 1.9 years. Sotheby's does not capitalize any compensation expense related to share-based payments to employees. As of December 31, 2009, 2 million shares were available for future awards granted pursuant to the Restricted Stock Unit Plan.

On February 9, 2010 the Compensation Committee approved the issuance of 38,451 RSU's with a fair value of $0.9 million related to certain executive employment arrangements.

Performance Share Units (2010)—Performance Share Units (or "PSU's") are RSU's that vest over four years only if Sotheby's achieves certain profitability targets. Prior to vesting, holders of PSU's do not have voting rights and are not entitled to receive dividend equivalents. Dividend equivalents will be credited to holders of PSU's, but will only be paid for the portion of PSU's that vest. PSU's may not be sold, assigned, transferred, pledged or otherwise encumbered until they vest. The Compensation Committee believes that PSU's better aligns Sotheby's variable compensation strategy with its financial performance and the cyclical nature of the art market and further aligns the interests of Sotheby's management with its shareholders. Accordingly, with limited exceptions, Sotheby's intends to grant future equity awards in the form of PSU's with performance and service conditions, rather than RSU's with service conditions only.

On February 9, 2010, the Compensation Committee approved the issuance of the following PSU's pursuant to the Restricted Stock Unit Plan:

- 542,743 PSU's with a fair value of $12 million related to Sotheby's incentive compensation programs.
- 320,500 PSU's with a fair value of $2.4 million to replace certain prior Restricted Stock awards that management determined were unlikely to vest because the underlying company profitability and/or stock price targets would not be achieved. See "Modification of Prior Restricted Stock Awards" below.
- 99,503 PSU's with a fair value of $2.2 million issued to Mr. Ruprecht in relation to his employment arrangement. See "Chief Executive Officer Employment Arrangement" below.

Modification of Prior Restricted Stock Awards—In conjunction with employment arrangements entered into with certain senior executives in the third quarter of 2006, Sotheby's granted 427,531 Restricted Stock shares that would vest over three and five-year periods concurrent with the terms of their employment arrangements if certain company profitability or share price targets were achieved as of June 30, 2009 and/or June 30, 2011. Sotheby's did not meet either of the profitability or share price targets as of June 30, 2009. As a result, 256,519 of these Restricted Stock shares that were available to vest on June 30, 2009 did not vest. Additionally, management did not expect any of the 427,531 Restricted Stock shares that were available to vest on June 30, 2011 to vest.

On February 9, 2010, the Compensation Committee approved the cancellation of these awards and the simultaneous issuance of 320,500 PSU's with a fair value of $2.4 million. The purpose of these actions is to provide continued motivation and additional years of retention incentives to the senior executives receiving the awards. These PSU's will vest evenly over four years only if Sotheby's achieves certain profitability targets. As per the relevant accounting rules regarding share-based payments, the issuance of a new equity award to replace an existing equity award is treated as a modification of the existing award. Accordingly, the fair value of these new PSU awards is the excess of the fair value of the new award when compared to the fair value of the cancelled award at the date of simultaneous cancellation and issuance.

Chief Executive Officer Employment Arrangement—On April 1, 2006, in conjunction with his employment arrangement and in an effort to encourage and reward the growth of shareholder value, Sotheby's granted Mr. Ruprecht a one-time award of 300,000 Restricted Stock shares that would only vest for Mr. Ruprecht over three and five-year periods concurrent with the term of his employment arrangement if certain company profitability or share price targets were achieved as of December 31, 2008 and/or December 31, 2010. The three-year profitability target was achieved on December 31, 2008. Accordingly, 180,000 of these Restricted Stock shares vested on May 9, 2009. Management does not expect the remaining 120,000 Restricted Stock shares to vest.

Also in conjunction with his employment arrangement, beginning in 2007, Mr. Ruprecht is entitled to an annual award under the Restricted Stock Unit Plan, subject to agreed annual minimum ($1.4 million) and maximum ($2.2 million) levels, the value of which is determined at the discretion of the Compensation Committee. Pursuant to this provision of his employment arrangement, Mr. Ruprecht received the following awards:

- 57,277 Restricted Stock shares granted on February 9, 2007 with a fair value of $2.2 million.
- 71,267 Restricted Stock shares granted on February 10, 2008 with a fair value of $2.2 million.
- 168,868 RSU's granted on February 11, 2009 with a fair value of $1.4 million.

Mr. Ruprecht requested that he not receive cash incentive compensation in respect to 2009 and that he receive his contractually mandated RSU award in the form of PSU's. Accordingly, on February 8, 2010, the Compensation Committee, at its discretion, granted to Mr. Ruprecht 99,503 PSU's with a fair value of $2.2 million that will vest over four years only if Sotheby's achieves certain profitability targets.

Stock Compensation Plan for Non-Employee Directors—Effective May 7, 2007, Sotheby's amended Sotheby's Stock Compensation Plan for Non-Employee Directors. As of December 31, 2009, Sotheby's had reserved 22,887 shares available in connection with this plan. In 2009, 2008 and 2007, the number of shares issued to non-employee directors under this plan (including deferred stock units) was 36,266, 24,761 and 8,528, respectively.

Note R—Pension Arrangements

Retirement Savings Plan—Sotheby's sponsors a qualified defined contribution plan for its U.S. employees who have met certain minimum length of service requirements (the "Retirement Savings Plan"). Participants in the Retirement Savings Plan may elect to contribute between 2% and 20% of their eligible pre-tax compensation, up to the maximum amount allowable under Internal Revenue Service ("IRS") regulations. Prior to May 2009, participant savings were matched by a contribution from Sotheby's of up to 6% of each participant's eligible compensation. In May 2009, the Retirement Savings Plan was amended to reduce the level of Sotheby's maximum matching contributions to 3% of each participant's eligible compensation. Sotheby's may also contribute an annual discretionary amount to the Retirement Savings Plan, which varies as a percentage of each participant's eligible compensation depending on company profitability and subject to the maximum amount allowable under IRS regulations. In 2009 and 2008, Sotheby's did not make a discretionary contribution to the Retirement Savings Plan due to the lower level of company financial results in those years. In 2007, Sotheby's made a discretionary contribution of $2 million to the Retirement Savings Plan, which was equal to 4% of each participant's eligible compensation. In 2009, 2008 and 2007, pension expense recorded within Salaries and Related Costs related to the Retirement Savings Plan, net of forfeitures, was $1.4 million, $2.4 million and $5.3 million, respectively.

Deferred Compensation Plan—Through December 31, 2006, Sotheby's sponsored an unfunded deferred compensation plan, the Sotheby's, Inc. 2005 Benefit Equalization Plan (the "2005 BEP").

The 2005 BEP was available to certain officers of Sotheby's for whom contributions to the Retirement Savings Plan were limited by IRS regulations. On December 7, 2006, the Sotheby's Deferred Compensation Plan (the "DCP") was adopted, effective January 1, 2007. The DCP replaced the 2005 BEP and its predecessor, the Sotheby's, Inc. 1988 Benefit Equalization Plan. The DCP provides participants with a broad menu of investment crediting options which track a portfolio of various deemed investment funds. Sotheby's provides matching and discretionary contributions on the same basis as the Retirement Savings Plan, as discussed above. In 2009 and 2008, Sotheby's did not make a discretionary contribution to the DCP due to the lower level of company financial results in those years. In 2007, Sotheby's made a discretionary contribution of $0.8 million to the DCP, which was equal to 4% of each participant's eligible compensation.

Employee deferrals and Sotheby's contributions to the DCP are informally funded into a rabbi trust which provides benefit security by sheltering assets in the event of a change-in-control of Sotheby's and certain other situations. DCP liabilities are financed through the trust almost entirely by using company-owned variable life insurance (or "COLI"), and, to a much lesser extent, investments in mutual funds. As of December 31, 2009 and 2008, the DCP liability was $34.5 million and $31.5 million, respectively, and the assets held in the rabbi trust consisted of the following:

	December 31, 2009	December 31, 2008
	(in thousands of dollars)	
Company-owned variable life insurance *	$36,996	$18,820
Mutual fund investments **	455	14,371
Total	$37,451	$33,191

---

* The COLI is reflected at its cash surrender value in the Consolidated Balance Sheets within Trust Assets Related to Deferred Compensation Liability.

** The mutual fund investments are classified as trading securities and reflected at fair value in the Consolidated Balance Sheets within Trust Assets Related to Deferred Compensation Liability (see Note V).

Changes in the fair value of the DCP liability, which result from gains and losses in deemed participant investments, are recognized in earnings within Salaries and Related Costs in the period in which they occur. Gains in deemed participant investments increase the DCP liability, as well as Salaries and Related Costs. Losses in deemed participant investments decrease the DCP liability, as well as Salaries and Related Costs. In 2009, 2008 and 2007, net gains (losses) in deemed participant investments totaled $4.5 million, ($6) million and $1.9 million, respectively.

Gains and losses resulting from changes in the fair value of the cash surrender value of the COLI and the mutual fund investments are recognized in earnings below Operating Income within Other Income (Expense) in the period in which they occur. In 2009, 2008 and 2007, net gains (losses) related to the COLI and the mutual fund investments were $3.6 million, ($5.1) million and $1.9 million, respectively. The net loss for 2008 includes a $1.8 million life insurance benefit realized as the result of the death of a DCP participant.

Defined Benefit Plan (U.K.)—Sotheby's sponsors a defined benefit pension plan covering a portion of its U.K. employees. Effective April 1, 2004, the U.K. Pension Plan was closed to new employees. From that date, a defined contribution plan was made available to new employees in the U.K.

On December 31, 2006 and January 1, 2008, new accounting rules became effective which changed the balance sheet recognition and measurement date requirements for defined benefit pension plans. On December 31, 2006, Sotheby's adopted the balance sheet recognition provision of the new rules and recognized the funded status of the U.K. Pension Plan in its Consolidated Balance Sheet. On January 1, 2008, Sotheby's adopted the measurement date provision of the new rules, which requires the measurement of plan assets and obligations as of the date of the employer's fiscal year-end balance sheet (December 31 for Sotheby's).

Prior to the adoption of the measurement date provision of the new rules, Sotheby's used a September 30 measurement date for the U.K. Pension Plan. As a result of the change in the measurement date for the U.K. Pension Plan, Sotheby's revalued the assets and benefit obligations of the U.K Pension Plan as of January 1, 2008. To account for the financial statement effect of the difference in measurement dates, the new accounting rules require that the net pension cost for the period between the measurement date that was used for the immediately preceding fiscal year-end (September 30, 2007 for Sotheby's) and the beginning of the fiscal year that the measurement date provisions are first applied (January 1, 2008 for Sotheby's), be recognized, net of taxes, as an adjustment to the opening balance of Retained Earnings. Accordingly, as a result of the adoption of the measurement date provision of the new rules for the U.K. Pension Plan, net pension cost of $0.2 million ($0.1 million, net of taxes) was recorded in the first quarter of 2008 as an adjustment to the January 1, 2008 balance of Retained Earnings.

The new accounting rules also require that other changes in the fair value of plan assets and benefit obligations (for example, actuarial and asset gains and losses) for the period between the measurement date that was used for the immediately preceding fiscal year end and the beginning of the fiscal year that the measurement date provision is first applied be recognized, net of taxes, as an adjustment of the opening balance of Accumulated Other Comprehensive Income (Loss). Accordingly, as a result of the adoption of the measurement date provision of the new rules for the U.K. Pension Plan, a $0.3 million gain ($0.2 million, net of taxes) was recorded in the first quarter of 2008 as an adjustment to the January 1, 2008 balance of Accumulated Other Comprehensive Income.

In February 2008, Sotheby's agreed with the trustees of the U.K. Pension Plan (the "Trustees") to cease advance funding of future discretionary benefit increases to retirees. On an annual basis, Sotheby's, in consultation with the Trustees, now determines an appropriate level of funding of discretionary benefit increases to retirees for a particular year based on specific objective criteria related to the financial status of Sotheby's and the U.K. Pension Plan. As a result of this agreement, an updated actuarial valuation was prepared as of February 29, 2008 reflecting a new assumption for the funding of discretionary benefit increases to retirees. In addition to this change, a number of the other actuarial assumptions were updated in the February 29, 2008 actuarial valuation to reflect then current market conditions.

Benefit Obligation

The table below details the change in the benefit obligation, the change in the fair value of plan assets, the funded status and the amounts recognized in the Consolidated Balance Sheets as of December 31, 2009 and 2008 for the U.K. Pension Plan:

December 31	2009	2008
	(Thousands of dollars)	
Reconciliation of benefit obligation		
Benefit obligation at beginning of year	$192,190	$310,410
Service cost for the transition period *	—	1,465
Interest cost for the transition period *	—	4,080
Employee contributions for the transition period *	—	224
Actuarial gain for the transition period *	—	(1,502)
Benefit payments for the transition period *	—	(1,079)
Service cost	3,849	4,723
Interest cost	12,334	15,044
Contributions by plan participants	920	825
Actuarial loss (gain)	30,712	(61,169)
Benefits paid	(6,063)	(4,620)
Special termination benefits	394	—
Foreign currency exchange rate changes	23,112	(76,211)
Benefit obligation at end of year	257,448	192,190
Reconciliation of plan assets		
Fair value of plan assets at beginning of year	203,411	324,420
Employee contributions for the transition period *	—	224
Benefit payments for the transition period *	—	(1,079)
Expected return on assets in the transition period *	—	4,137
Actual return on plan assets	44,079	(45,975)
Employer contributions	3,496	5,845
Contributions by plan participants	920	825
Benefits paid	(6,063)	(4,620)
Foreign currency exchange rate changes	24,394	(80,366)
Fair value of plan assets at end of year	270,237	203,411
Funded Status		
Net pension asset recognized	$ 12,789	$ 11,221

* Represents amounts recorded in conjunction with the adoption of the measurement date provision of the new accounting rules discussed above.

Components of Net Pension (Benefit) Cost

In 2009, 2008 and 2007, the components of net pension (benefit) cost related to the U.K. Pension Plan were:

Year ended December 31	2009	2008	2007
	(Thousands of dollars)		
Service cost	$ 3,849	$ 4,723	$ 8,456
Interest cost	12,334	15,044	16,749
Expected return on plan assets	(18,878)	(23,899)	(20,093)
Amortization of prior service cost	13	15	90
Amortization of net loss	—	72	6,155
Sub-total	(2,682)	(4,045)	11,357
Special termination benefits	394	—	248
Net pension (benefit) cost	$ (2,288)	$ (4,045)	$ 11,605

In the table above, special termination benefits primarily relate to additional pension benefits owed to certain participants in the U.K. Pension Plan who were impacted by the 2009 Restructuring Plan (see Note L). The cost of such benefits is reflected in the Consolidated Statements of Operations within Restructuring Charges (net).

Amounts Recognized in Comprehensive Loss

The table below details the amounts recognized in Comprehensive Loss, net of taxes, related to the U.K. Pension Plan in 2009 and 2008:

Year ended December 31	2009	2008
	(Thousands of dollars)	
Net loss	$(3,873)	$(6,142)
Amortization of prior service cost	9	11
Amortization of net loss	—	52
Total	$(3,864)	$(6,079)

In the table above, net loss is the change in the value of the benefit obligation and/or plan assets resulting from experience different from that assumed or from a change in actuarial assumptions.

Amounts Included in Accumulated Other Comprehensive Loss

The table below details the amounts included in Accumulated Other Comprehensive Loss, net of taxes, related to the U.K. Pension Plan that have not yet been recognized as components of net pension (benefit) cost as of December 31, 2009 and 2008:

December 31	2009	2008
	(Thousands of dollars)	
Net loss	$17,243	$13,183
Prior service cost	8	16
Total	$17,251	$13,199

The net loss is being recognized over the expected remaining service lives of the active employees in the U.K. Pension Plan. As of December 31, 2009, this was estimated to be approximately 14.2 years. For the year ended December 31, 2009, prior service cost of approximately $8 thousand, net of taxes, is expected to be recognized as a component of the net pension benefit for the year. Accordingly, Accumulated Other Comprehensive Loss will be reduced by this amount.

Assumptions

The following assumptions were used in determining the benefit obligation and net pension (benefit) cost related to the U.K. Pension Plan:

Benefit Obligation	2009	2008
Weighted average discount rate	5.70%	6.00%
Weighted average rate of compensation increase	5.50%	4.80%

Net Pension (Benefit) Cost	2009	2008	2007
Weighted average discount rate	6.00%	6.30%	4.80%
Weighted average rate of compensation increase	4.80%	5.30%	4.75%
Weighted average expected long-term rate of return on plan assets	7.40%	8.30%	7.50%

The expected long-term rate of return on plan assets is based on expected future appreciation, as well as dividend and interest yields currently available on equity and bond markets as of the measurement date and weighted according to the composition of invested assets as of that date.

Plan Assets

The investment policy for the U.K. Pension Plan is established by the Trustees in consultation with the management of Sotheby's. The Trustees' investment objective is to maximize the return on assets while controlling the level of risk so as to ensure that sufficient assets are available to pay participants' benefits as and when they arise. The Trustees have agreed that a diversified portfolio of assets with a relatively high concentration of equity securities is appropriate. In order to avoid an undue concentration of risk, a diverse spread of assets is held. The diversification is both within and across asset categories. In setting specific asset allocation targets, the Trustees take expert advice as required from professional investment advisors. Additionally, the Trustees require that the majority of the assets be realizable at short notice. The Trustees' current investment strategy includes target allocation percentages of approximately 68% for growth assets and approximately 32% for debt securities and other assets. These target allocation percentages are spread across different categories within each asset class and permit actual allocation percentages to fall within a reasonable range of these targets.

The investment managers for the U.K. Pension Plan have full discretion in making investment decisions, subject to broad guidelines established by the Trustees. It is the Trustees' policy not to invest in shares of Sotheby's or any of its subsidiaries. The performance of the investment managers is benchmarked against suitable indices.

The table below presents the components of the U.K. Pension Plan assets as of December 31, 2009 and 2008 (in thousands of dollars):

	2009	% of total	2008	% of total
Equity securities	$189,210	70%	$129,447	64%
Debt securities:				
Government	17,131	6%	17,350	8%
Corporate	21,284	8%	17,992	9%
Indexed-linked	37,310	14%	31,956	16%
Total debt securities	75,725	28%	67,298	33%
Real estate mutual funds	3,989	1%	3,702	2%
Cash and cash equivalents	1,313	1%	2,964	1%
Total fair value of plan assets	$270,237		$203,411	

As of December 31, 2009, Sotheby's adopted a new accounting rule that requires enhanced disclosures about pension plan assets that are measured at fair value. This new accounting rule is aligned with the hierarchical disclosure framework for financial instruments measured and reported at fair value adopted in January 2008 that prioritizes and ranks the level of market price observability used in measuring assets at fair value.

Assets measured at fair value are classified and disclosed according to one of the following categories:

- Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Level 1 inputs generally provide the most reliable evidence of fair value.
- Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value may be determined through the use of models or other valuation methodologies.
- Level 3—Pricing inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The table below provides fair value measurement information for the U.K. Pension Plan assets as of December 31, 2009 (in thousands of dollars):

		Fair Value Measurements Using:		
	Total Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$189,210	$189,210	$ —	$—
Debt securities:				
Government	17,131	17,131	—	—
Corporate	21,284	21,284	—	—
Indexed-linked	37,310	37,310	—	—
Total debt securities	75,725	75,725	—	—
Real estate mutual funds	3,989	—	3,989	—
Cash and cash equivalents	1,313	1,313	—	—
Total fair value of plan assets	$270,237	$266,248	$3,989	$—

Level 1 Fair Value Measurements

Equity securities—The U.K. Pension Plan assets include investments in publicly-traded equity mutual funds and other publicly-traded stocks, the fair values of which are based on exchange quoted prices in active markets.

Debt securities—The U.K. Pension Plan assets include investments in publicly-traded bond mutual funds and other publicly-traded bonds, the fair values of which are based on exchange quoted prices in active markets.

Cash and cash equivalents—The U.K. Pension Plan assets include investments in cash and money market instruments that are highly liquid and for which book value approximates fair value.

Level 2 Fair Value Measurements

Real Estate Mutual Funds—The U.K. Pension Plan assets include investments in real estate mutual funds, the fair value of which are based on directly and indirectly observable real estate prices, including comparable prices.

Estimated Future Benefit Payments

Estimated future benefit payments related to the U.K. Pension Plan, which reflect expected future service, as appropriate, are as follows (in thousands of dollars):

Year	Benefit Payments
2010	$ 7,608
2011	$ 7,732
2012	$ 8,032
2013	$ 7,088
2014	$ 8,132
2015-2019	$59,855

Contributions

In 2009, Sotheby's contributed $3.5 million to the U.K. Pension Plan and expects to contribute approximately $3.2 million to the plan in 2010.

Note S—Commitments and Contingencies

Employment Arrangements—As of December 31, 2009, Sotheby's had employment arrangements with certain senior employees, which expire at various points between March 2011 and February 2012. Such arrangements provide, among other benefits, for minimum salary levels and for incentive compensation under Sotheby's incentive compensation programs which are payable only if specified Sotheby's and individual goals are attained. Additionally, certain of these arrangements provide annual equity grants, the accelerated vesting of certain equity grants, severance payments, other cash compensation and continuation of benefits upon termination of employment under certain circumstances. The aggregate remaining commitment for salaries and other cash compensation related to these employment arrangements, excluding any participation in Sotheby's incentive compensation and share-based payment programs, was approximately $11 million as of December 31, 2009.

Lending Commitments—Sotheby's enters into legally binding arrangements to lend, primarily on a collateralized basis and subject to certain limitations and conditions, to potential consignors and other individuals who have collections of art. Unfunded commitments to extend additional credit were $7.2 million on December 31, 2009, of which $1 million is committed to an employee of Sotheby's.

Legal Actions—Sotheby's becomes involved in various claims and lawsuits incidental to the ordinary course of its business, including the matter described below. While it is not possible to predict the outcome of litigation, management does not believe that the outcome of any of these pending claims or proceedings will have a material adverse effect on Sotheby's consolidated results of operations, financial condition and/or cash flows.

Sotheby's Inc. v. Halsey Minor is an action commenced by a subsidiary of Sotheby's in September 2008 in the U.S. District Court for the Southern District of New York, seeking to collect approximately $18 million for three paintings (of which approximately $12 million has been collected as of the date of this filing) that Mr. Minor purchased in auctions conducted by Sotheby's in the spring of 2008. Mr. Minor filed a counterclaim in that action alleging that Sotheby's had failed to disclose that the consignor of one of those paintings had an outstanding loan from Sotheby's and asserting that the sale should, therefore, be rescinded or the price of the painting reduced. In October 2008, Mr. Minor commenced a separate action in the U.S. District Court for the Northern District of California seeking recovery for alleged losses on behalf of a purported class of purchasers of properties that were subject to alleged undisclosed loans from Sotheby's. That action also asserted breaches of fiduciary duties arising from alleged art consulting advice provided to Mr. Minor by a Sotheby's employee. The California action that Mr. Minor had commenced against Sotheby's has been dismissed. In April 2009, Mr. Minor filed a motion in the New York action seeking to amend his answer and counterclaim to (i) broaden his rescission claim to cover an additional painting, (ii) add claims for alleged breach of fiduciary duty and alleged violations of a New York State consumer protection statute and (iii) seek injunctive relief. In May 2009, Sotheby's opposed that motion and, in addition, moved for summary judgment against certain of Mr. Minor's claims. In July 2009, Sotheby's moved for summary judgment against the remainder of Mr. Minor's claims, and Mr. Minor moved for summary judgment in favor of certain of his claims. In October 2009, the Magistrate Judge assigned to this action issued an opinion and order denying Mr. Minor's motion for leave to file an amended answer and counterclaim to the extent that Mr. Minor sought to assert claims for breach of fiduciary duty and violations of the New York State consumer protection statute. We are awaiting a decision from the Court on the remaining motions. Management believes that there are meritorious defenses to the claims asserted in the counterclaim to the New York action and it is being vigorously defended.

Noortman Master Paintings—On June 7, 2006, Sotheby's entered into a sale and purchase agreement (the "Purchase Agreement") with Arcimboldo S.A. ("Arcimboldo") pursuant to which Sotheby's acquired all of the issued and outstanding shares of capital stock of NMP. Pursuant to the Purchase Agreement, Sotheby's paid initial consideration (the "Initial Consideration") in the form of 1,946,849 shares of Sotheby's Common Stock. If NMP fails to achieve a minimum level of financial performance during the five years following the closing of the transaction, up to 20% of the Initial Consideration will be transferred back to Sotheby's.

In addition to the Initial Consideration, an additional 486,712 shares of Sotheby's Common Stock (the "Additional Consideration") was issued and placed in escrow, to be released only if NMP achieves certain targeted performance and service criteria specified in the Purchase Agreement during the five years following the closing of the transaction. Based on the closing price of Sotheby's Common Stock on the NYSE of $24.18 per share on February 17, 2010, the Additional Consideration had a fair value of approximately $11.8 million. The Additional Consideration is being held in escrow pursuant to an escrow agreement among the parties to the Purchase Agreement and LaSalle Bank N.A., dated June 7, 2006.

(See Notes H, L, M and T for other commitments. See Notes F, O and T for other contingencies.)

Note T—Auction Guarantees

From time to time in the ordinary course of its business, Sotheby's will guarantee to sellers a minimum price in connection with the sale of property at auction (an "auction guarantee"). In the event that the property sells for less than the minimum guaranteed price, Sotheby's must perform under the auction guarantee by funding the difference between the sale price at auction and the amount of the auction guarantee. Sotheby's is generally entitled to a share of the excess proceeds (the "overage") if the property under the auction guarantee sells above a minimum price. If the property does not sell, the amount of the guarantee must be paid, but title to the property generally transfers to Sotheby's and a portion, all or more than the amount paid under the guarantee may be recovered through the future sale of the property, whether or not we take title to the property.

In certain situations, Sotheby's will reduce its financial exposure under an auction guarantee through a risk and reward sharing arrangement with a partner. Such auction guarantee risk and reward sharing arrangements include:

- Arrangements under which an unaffiliated counterparty contractually commits to bid a predetermined price on the guaranteed property (an "irrevocable bid"). If the irrevocable bid is the winning bid, the counterparty purchases the property at the predetermined price plus the applicable buyer's premium and pays the same amount as any other successful bidder would pay. If the irrevocable bid is not the winning bid, the counterparty is generally entitled to a negotiated share of the auction commission earned on the sale and/or share of any overage.
- Arrangements under which an unaffiliated counterparty contractually commits to fund: (i) a share of the difference between the sale price at auction and the amount of the auction guarantee if the property sells for less than the minimum guaranteed price or (ii) a share of the minimum guaranteed price if the property does not sell while taking ownership of a

proportionate share of the unsold property. In exchange for accepting a share of the financial exposure under the auction guarantee, the counterparty is entitled to receive a share of the auction commission earned if the property sells and/or a share of any overage.

The counterparties to these auction guarantee risk and reward sharing arrangements are typically major international art dealers or major art collectors. Sotheby's could be exposed to credit-related losses in the event of nonperformance by these counterparties.

As of December 31, 2009, Sotheby's had one outstanding auction guarantee of $4.5 million, the property relating to which had pre-sale low and high estimates (1) of $5 million and $7 million, respectively. Sotheby's financial exposure under this auction guarantee was fully hedged as a result of an irrevocable bid of $4.5 million from an unaffiliated counterparty. As of December 31, 2009, $2.5 million of the guaranteed amount had been advanced by Sotheby's and was recorded within Notes Receivable in the Consolidated Balance Sheet (see Note F).

(1) Pre-sale estimates are not always accurate predictions of auction sale results or the fair value of the guaranteed property.

Note U—Antitrust Related Matters

In April 1997, the U.S. Department of Justice (the "DOJ") began an investigation of certain art dealers and major auction houses, including Sotheby's and its principal competitor, Christie's International, PLC ("Christie's"). In October 2000, Sotheby's pled guilty to a violation of U.S. antitrust laws in connection with a conspiracy to fix auction commission rates charged to sellers in the U.S. and elsewhere.

In conjunction with the settlement of certain civil litigation related to the investigation by the DOJ, in May 2003, Sotheby's and Christie's issued to the class of plaintiffs vendor's commission discount certificates ("Discount Certificates") with a face value of $125 million, of which Sotheby's was responsible for funding the redemption of $62.5 million. The court determined that the $62.5 million face value had a fair value of not less than $50 million, which is the amount of expense recognized as a Special Charge in the third quarter of 2000. The $12.5 million discount on the face value of the Discount Certificates was amortized to interest expense over the four-year period between the date of issuance and May 15, 2007, the date after which any unused Discount Certificates were redeemable for cash.

The Discount Certificates were fully redeemable in connection with any auction conducted by Sotheby's or Christie's in the U.S. or in the U.K. and could have been used to satisfy consignment charges involving vendor's commission, risk of loss and/or catalogue illustration. Additionally, any unused Discount Certificates were redeemable for cash at their face value at any time between May 15, 2007 and May 14, 2008.

The Discount Certificates expired on May 14, 2008 and thereafter could no longer be redeemed. As a result of the expiration of the Discount Certificates, Sotheby's reversed the remaining related liability and recognized a benefit of $18.4 million in the Consolidated Statement of Operations in the second quarter of 2008.

During the period January 1, 2007 to December 31, 2008, amounts charged to and cash payments made against Settlement Liabilities with respect to the Discount Certificates were as follows (in thousands of dollars):

Settlement Liabilities as of January 31, 2007	$ 45,765
Redemption of Discount Certificates	(24,065)
Amortization of discount	941
Loss on redemption of Discount Certificates	10
Settlement Liabilities as of December 31, 2007	22,651
Redemption of Discount Certificates	(4,266)
Expiration of Discount Certificates	(18,385)
Settlement Liabilities as of December 31, 2008	$ —

Note V—Derivative Financial Instruments

Sotheby's utilizes forward exchange contracts to hedge cash flow exposures related to foreign currency exchange rate movements, which primarily arise from short-term foreign currency denominated intercompany balances and, to a lesser extent, foreign currency denominated client payable balances. Such forward exchange contracts are typically short-term with settlement dates less than six months from their inception. Additionally, on rare occasions, Sotheby's purchases foreign currency option contracts to hedge foreign currency risks associated with amounts payable to consignors as a result of the sale of property at auction. All derivative financial instruments are entered into by Sotheby's global treasury function, which is responsible for managing Sotheby's exposure to foreign currency exchange rate movements.

As of December 31, 2009, the notional value of outstanding forward exchange contracts was $51.7 million. Notional values do not quantify risk or represent assets or liabilities of Sotheby's, but are used to calculate cash settlements under outstanding forward exchange contracts. Sotheby's is exposed to credit-related losses in the event of nonperformance by the two counterparties to its forward exchange contracts. Sotheby's does not expect either of these counterparties to fail to meet their obligations given their high short-term (A1/P1) credit ratings.

As of December 31, 2009, the $0.1 million aggregate carrying value of Sotheby's outstanding forward exchange contracts was recorded as an asset in the Consolidated Balance Sheets within Prepaid Expenses and Other Current Assets. As of December 31, 2008, the $2.6 million aggregate carrying value of outstanding forward exchange contracts was recorded as a liability in the Consolidated Balance Sheets within Accounts Payable and Accrued Liabilities. These carrying values reflect the aggregate fair values of the outstanding derivative instruments on each balance sheet date based on referenced market rates.

Note W—Recently Issued Accounting Standards

In December 2008, the FASB issued FSP No. FAS 132(R)-1, "*Employers' Disclosures about Post Retirement Benefit Plan Assets*," which is codified under ASC 715-20 (*Compensation-Retirement Benefits-Defined Benefit Plans*) and requires expanded disclosures about plan assets in employers' defined benefit pension or other post-retirement plans regarding how investment decisions are made, the major categories of plan assets, the input and valuation techniques used to measure the fair value of plan assets and concentrations of risk within plan assets. Sotheby's adopted this standard as of December 31, 2009. See Note R.

In April 2009, the FASB issued FSP No. FAS 107 and APB 28-1, "*Interim Disclosures about Fair Value of Financial Instruments*," which is codified under ASC 825 (*Financial Instruments*) and requires publicly traded companies to disclose on an interim and annual basis the fair value and related carrying amounts of their financial instruments, as well as the methods and significant assumptions used to estimate fair value and any changes to such methods and assumptions. Sotheby's adopted these new disclosure requirements as of June 30, 2009, as applicable. See Note M.

In April 2009, the SEC Staff issued Staff Accounting Bulletin ("SAB") No. 111. SAB No. 111 amends and replaces SAB Topic 5.M. in the SAB Series entitled *"Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities."* SAB No. 111 maintains the SEC Staff's previous views related to equity securities and amends Topic 5.M. to exclude debt securities from its scope. Sotheby's adopted SAB No. 111 in the second quarter of 2009. The adoption of SAB No. 111 has not had an impact on Sotheby's results or financial position in 2009.

In April 2009, the FASB issued FSP No. 141(R)-1, "*Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies*," which is now codified under Accounting Standards Codification ("ASC") 805 (*Business Combinations*). This standard amends and clarifies previous accounting principles regarding business combinations to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This standard was effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this standard has not impacted Sotheby's results of operations or financial condition in 2009 as there have been no business combinations on or after its effective date.

In May 2009, the FASB issued SFAS No. 165, "*Subsequent Events*," which is now codified under ASC 855 (*Subsequent Events*). This standard establishes the general principles of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Sotheby's adopted this standard, effective for the period ended June 30, 2009. The adoption of this standard has not impacted Sotheby's results of operations or financial position in 2009. See Note Q for subsequent events impacting Sotheby's.

In June 2009, the FASB issued SFAS No. 166, "*Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140*." This pronouncement has not yet been incorporated into the Codification. This standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. This standard is effective for fiscal years beginning after November 15, 2009. Management is evaluating the potential impact of adopting this standard on Sotheby's consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "*Amendments to FASB Interpretation No. 46(R)*." This pronouncement has not yet been incorporated into the Codification. This standard changes how companies determine whether an entity that is insufficiently capitalized or is controlled through voting (or similar rights) should be consolidated. This standard will become effective for Sotheby's on January 1, 2010. Management is evaluating the impact of adopting this standard on Sotheby's consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009–13, "*Multiple-Deliverable Revenue Arrangements,*" which is codified in ASC 605 (*Revenue Recognition*). This update addresses the unit of accounting for arrangements involving multiple deliverables and how to allocate arrangement consideration to one or more units of accounting. It eliminates the criteria that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. This update will be effective prospectively for fiscal years beginning on or after June 15, 2010. Early application as well as retrospective application is also permitted. Management is evaluating the potential impact of adopting this standard on Sotheby's consolidated financial statements.

Note X—Quarterly Results (Unaudited)

The worldwide art auction market has two principal selling seasons, which generally occur in the second and fourth quarters of the year. Accordingly, Sotheby's auction business is seasonal, with peak revenues and operating income generally occurring in those quarters. Consequently, first and third quarter results have historically reflected a lower volume of auction activity when compared to the second and fourth quarters and, typically, a net loss due to the fixed nature of many of Sotheby's operating expenses.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Thousands of dollars, except per share data)			
Year Ended December 31, 2009				
Net Auction Sales (a)	$199,654	$ 633,542	$130,188	$ 949,205
Income Statement Data				
Revenues:				
Auction and related revenues	$ 45,978	$ 151,007	$ 40,000	$ 211,783
Finance revenues	2,419	2,245	2,240	2,169
Dealer revenues	4,746	13,055	1,834	2,704
License fee revenues	779	770	764	957
Other revenues	506	244	88	670
Total revenues	$ 54,428	$ 167,321	$ 44,926	$ 218,283
Net (loss) income	$(34,492)	$ 12,181	$(57,798)	$ 73,581
Per Share Amounts:				
Basic (loss) earnings per share—Sotheby's common shareholders	$ (0.53)	$ 0.18	$ (0.89)	$ 1.09
Diluted (loss) earnings per share—Sotheby's common shareholders	$ (0.53)	$ 0.18	$ (0.89)	$ 1.09
Shares Outstanding:				
Basic	64,945	65,207	65,295	65,370
Diluted	64,945	65,784	65,295	66,795
Year Ended December 31, 2008				
Net Auction Sales (a)	$675,684	$1,861,039	$637,135	$1,015,877
Income Statement Data				
Revenues:				
Auction and related revenues	$107,938	$ 290,393	$ 62,289	$ 156,005
Finance revenues	3,512	3,650	3,687	3,334
Dealer revenues	16,685	24,791	8,396	5,724
License fee revenues	591	918	1,174	755
Other revenues	535	409	427	346
Total revenues	$129,261	$ 320,161	$ 75,973	$ 166,164
Net (loss) income	$(12,395)	$ 95,200	$(47,046)	$ (9,303)
Per Share Amounts:				
Basic (loss) earnings per share—Sotheby's common shareholders	$ (0.19)	$ 1.42	$ (0.73)	$ (0.14)
Diluted (loss) earnings per share—Sotheby's common shareholders	$ (0.19)	$ 1.41	$ (0.73)	$ (0.14)
Shares Outstanding:				
Basic	64,395	64,663	64,719	64,740
Diluted	64,395	65,390	64,719	64,740

Legend:

(a) Net Auction Sales represents the hammer (sale) price of property sold at auction.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2009, the Company has carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework." Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 and concluded that it is effective.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 and has expressed an unqualified opinion in their report which is included herein.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SOTHEBY'S
New York, New York

We have audited the internal control over financial reporting of Sotheby's and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the retrospective adjustment for the adoption of new accounting guidance for the treatment of the liability and equity components of convertible debt instruments that may be settled entirely or partially in cash upon conversion.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

New York, NY
March 1, 2010

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is incorporated herein by reference to the Company's definitive proxy statement for the annual meeting of shareholders to be held in 2010 (the "Proxy Statement") under the captions "Proposal 1—Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11: EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the material appearing in the Proxy Statement under the captions "Compensation of Executive Officers" and "Compensation of Directors." Notwithstanding anything to the contrary herein, the Report of the Audit Committee and the Report of the Compensation Committee in the Proxy Statement are not incorporated by reference herein.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the table and related text and footnotes appearing in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to the material appearing in the Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Corporate Governance."

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the material appearing in the Proxy Statement under the caption "Proposal 2—Ratification of the Appointment of Registered Public Accounting Firm."

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

15(a)(1)—The following consolidated financial statements and the related notes thereto of Sotheby's and subsidiaries are contained in Item 8, "Financial Statements and Supplementary Data": Consolidated Statements of Operations—Years ended December 31, 2009, 2008 and 2007; Consolidated Balance Sheets—December 31, 2009 and 2008; Consolidated Statements of Cash Flows—Years ended December 31, 2009, 2008 and 2007; Consolidated Statements of Changes in Shareholders' Equity—Years ended December 31, 2009, 2008 and 2007.

15(a)(2)—The following is the consolidated financial statement schedule of Sotheby's and subsidiaries required by Item 15(d): Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008 and 2007.

15(a)(3)

2.1 —Agreement and Plan of Merger between Sotheby's Holdings, Inc., a Michigan corporation and Sotheby's Delaware, Inc., a Delaware corporation, dated March 31, 2006, incorporated by reference to the Company's First Quarter Form 10-Q for 2006.

2.2 —Agreement for the Sale and Purchase of All the Issued and Outstanding Shares in Noortman Master Paintings B.V., dated June 7, 2006, incorporated by reference to Exhibit 2.1 to the Company's Second Quarter Form 10-Q for 2006.

3.1 —Certificate of Incorporation of Sotheby's, as amended as of June 30, 2006, incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K, filed on July 7, 2006 with the Securities and Exchange Commission.

3.2 —By-Laws of Sotheby's, amended and restated as of August 4, 2009, incorporated by reference to Exhibit 3.2 to the Company's Second Quarter Form 10-Q for 2009.

3.3 Form of Indemnity Agreement, as amended and restated as of August 4, 2009, incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2009.

4.1 —See Exhibits 3.1, 3.2 and 3.3.

4.2 —Specimen Common Stock Certificate of Sotheby's, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form 8-A filed on November 21, 2006.

4.3 —Indenture, dated as of June 17, 2008, for the 3.125% Convertible Senior Notes due 2013 between Sotheby's, as Issuer, and the Initial Subsidiary Guarantors Party Hereto, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2008.

4.4 —Indenture, dated as of June 17, 2008, 7.75% Senior Notes due 2015 between Sotheby's, as Issuer, and the Initial Subsidiary Guarantors Party Hereto, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 10.2 to the Company's Second Quarter Form 10-Q for 2008.

4.5 —Registration Rights Agreement dated June 17, 2008, between Sotheby's and Banc of America Securities LLC, Goldman, Sachs & Co., Comerica Securities, Inc. and HSBC Securities (USA) Inc, incorporated by reference to Exhibit 10.3 to the Company's Second Quarter Form 10-Q for 2008.

10.1* —Sotheby's Deferred Compensation Plan, dated December 21, 2006 and effective January 1, 2007, incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

10.2* —Sotheby's Holdings, Inc. 1997 Stock Option Plan Composite Plan Document, effective January 1, 2000, incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

10.3* —Seventh Amendment to the Sotheby's Holdings, Inc. 1997 Stock Option Plan dated November 7, 2005, effective September 8, 2005, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

10.4* —Eighth Amendment to the Sotheby's 1997 Stock Option Plan Composite Plan Document, dated and effective May 8, 2006, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K dated May 12, 2006.

10.5 —Agreement of Partnership of Acquavella Modern Art, dated May 29, 1990, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(b) to the Company's current report on Form 8-K, filed on June 7, 1990, SEC File No. 1-9750, on file at the Washington, D.C. office of the Securities and Exchange Commission.

10.6 —First Amendment to Agreement of Partnership, dated December 31, 2000, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

10.7 —Second Amendment to Agreement of Partnership, dated December 15, 2001, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

10.8 —Third Amendment to Agreement of Partnership, dated February 10, 2003, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(h) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

10.9 —Fourth Amendment to Agreement of Partnership, dated January 13, 2004, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

10.10 —Fifth Amendment to Agreement of Partnership, dated December 8, 2004, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

10.11 —Sixth Amendment to Agreement of Partnership, dated March 1, 2006, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc. incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

10.12 —Seventh Amendment to the Agreement of Partnership, dated January 12, 2007, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10.4 to the Company's First Quarter Form 10-Q for 2007.

10.13 —Eighth Amendment to the Agreement of Partnership, dated January 23, 2008, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10.2 to the Company's First Quarter Form 10-Q for 2008.

10.14 —Ninth Amendment to the Agreement of Partnership, dated February 11, 2009, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, incorporated by reference to Exhibit 10.6 to the Company's First Quarter Form 10-Q for 2009.

10.15* —Sotheby's 1998 Stock Compensation Plan for Non-Employee Directors, as amended and restated on April 9, 2007, effective May 7, 2007 (the "Directors Plan"), incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on May 11, 2007.

10.16* —First Amendment to the Directors Plan, dated November 6, 2007, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K").

10.17 —Credit Agreement dated as of August 31, 2009, among Sotheby's (a Delaware corporation), Sotheby's Inc., Sotheby's Financial Services, Inc., Sotheby's Financial Services California, Inc., Oberon, Inc., Theta, Inc., Sotheby's Ventures, LLC, Oatshare Limited, Sotheby's (a company registered in England) and Sotheby's Financial Services Limited, as Borrowers and General Electric Capital Corporation, as Agent and a Lender, GE Capital Markets, Inc. and HSBC Bank PLC, as Joint Lead Arrangers and Joint Bookrunners and Other Credit Parties and Lenders Hereto, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K dated September 1, 2009.

10.18 —Amendment No. 1 to Credit Agreement, dated as of December 17, 2009, by and among Sotheby's (a Delaware corporation), Sotheby's, Inc., Sotheby's Financial Services, Inc, Sotheby's Financial Services California, Inc., Oberon, Inc., Theta, Inc., Sotheby's Ventures, LLC, Oatshare Limited, Sotheby's (a company registered in England), and Sotheby's Financial Services Limited, as Borrowers and General Electric Capital Corporation, as a Lender and as Agent for the Lenders and the Fronting Lender, and the other Lenders signatory hereto, amends that certain Credit Agreement, dated as of August 31, 2009, by and among the Borrowers, other Credit Parties signatory thereto, the Agent, the Fronting Lender, and the Lenders.

10.19 —Purchase and Sale Agreement, dated January 11, 2008 between 1334 York Avenue L.P., Seller and Sotheby's, purchaser for 1334 York Avenue, New York, New York 10021, incorporated by reference to Exhibit 10.1 to the Company's First Quarter Form 10-Q for 2009.

10.20 —Consent and Assumption Agreement with Release, dated as of February 6, 2009 between 1334 York, LLC as New Borrower, Sotheby's as New Guarantor, 1334 York Avenue L.P., as Original Borrower, Aby Rosen and Michael Fuchs as Original Guarantor and Bank of America, N.A. as Agent and certain other parties, incorporated by reference to Exhibit 10.2 to the Company's First Quarter Form 10-Q for 2009.

10.21 —Loan Agreement, dated as of June 22, 2005 between 1334 York Avenue L.P., as Borrower and Bank of America, N.A., as Lender, incorporated by reference to Exhibit 10.3 to the Company's First Quarter Form 10-Q for 2009.

10.22 —First Amendment to Loan Agreement and Other Loan Documents, dated as of September 20, 2005 between 1334 York Avenue L.P., as Borrower, and Bank of America, N.A., as Lender, incorporated by reference to Exhibit 10.4 to the Company's First Quarter Form 10-Q for 2009.

10.23 —Lease between 1334 York Avenue L.P., "Landlord," and Sotheby's, Inc., "Tenant," February 7, 2003; Premises: 1334 York Avenue, New York, New York, incorporated by reference to Exhibit 10(b) to the Company's First Quarter Form 10-Q for 2003.

10.24 —Guaranty of Lease, made by Sotheby's in favor of 1334 York Avenue L.P., dated as of June 30, 2006 incorporated by reference to Exhibit 10.29 to the Company's current report on Form 8-K, filed on July 7, 2006.

10.25* —Letter Agreement between Sotheby's Holdings, Inc. and William F. Ruprecht, with related Terms of Employment, dated March 31, 2006, incorporated by reference to Exhibit 10.23 to the 2007 Form 10-K.

10.26* —Letter Agreement between Sotheby's and William F. Ruprecht, dated March 23, 2009, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on March 23, 2009.

10.27* —Severance Agreement between Sotheby's and William S. Sheridan, dated August 3, 2006, incorporated by reference to Exhibit 10.1 to the Company's Third Quarter Form 10-Q for 2006.

10.28* —Amendment to the August 3, 2006 Severance Agreement (as amended March 7, 2008) between Sotheby's and William S. Sheridan, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on April 28, 2009.

10.29* —Service Agreement between Sotheby's and Robin Woodhead, with related Terms of Employment, dated August 15, 2006, incorporated by reference to Exhibit 10.2 to the Company's Third Quarter Form 10-Q for 2006.

10.30* —Amendment to the August 15, 2006 Employment Agreement (as amended March 7, 2008) between Sotheby's and Robin Woodhead, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on April 28, 2009.

10.31* —Letter Agreement between Sotheby's and Bruno Vinciguerra, with related Terms of Employment, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed on April 28, 2009.

10.32* —Severance Agreement between Sotheby's and Bruno Vinciguerra, dated as of December 18, 2009, effective January 1, 2010, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on December 23, 2009.

10.33* —Severance Agreement between Sotheby's and Gilbert Klemann, dated October 9, 2007, effective February 1, 2008, incorporated by reference to Exhibit 10.28 to the 2007 Form 10-K.

10.34* —Amendment to October 9, 2007 Severance Agreement between Sotheby's and Gilbert Klemann, dated as of September 9, 2008, effective September 25, 2008, incorporated by reference to Exhibit 10.2 to the Company's Third Quarter Form 10-Q for 2008.

10.35* —Letter Agreement between Sotheby's and Mitchell Zuckerman, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.4 to the Company's current report on Form 8-K filed on April 28, 2009.

10.36* —Severance Agreement between Sotheby's and Mitchell Zuckerman, dated December 18, 2009, effective January 1, 2010, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on December 23, 2009.

10.37* —Sotheby's Holdings, Inc. Amended and Restated Restricted Stock Plan, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on May 9, 2006.

10.38* —First Amendment to Sotheby's Amended and Restated Restricted Stock Plan, dated July 28, 2006, incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2007.

10.39* —Form of Sotheby's Amended and Restated Restricted Stock Plan Restricted Stock Agreement, incorporated by reference to Exhibit 10.2 to the Company's Second Quarter Form 10-Q for 2007.

10.40* —Form of Sotheby's Amended and Restated Restricted Stock Plan Restricted Stock Entitlement Agreement, incorporated by reference to Exhibit 10.3 to the Company's Second Quarter Form 10-Q for 2007.

10.41* —Second Amendment to Sotheby's Amended and Restated Restricted Stock Plan, dated September 7, 2007, incorporated by reference to Exhibit 10.2 to the Company's Third Quarter Form 10-Q for 2007.

10.42* —Sotheby's Restricted Stock Unit Plan, (As Amended and Restated Effective As Of February 1, 2009), incorporated by reference to Exhibit 10.5 to the Company's First Quarter Form 10-Q for 2009.

10.43 —Stock Purchase Agreement, dated as of February 17, 2004, by and among NRT Incorporated as the Purchaser, Sotheby's Holdings, Inc., as the Seller, and Cendant Corporation as the Purchaser Guarantor, incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K, filed on March 2, 2004.

10.44 —Trademark License Agreement, dated as of February 17, 2004, among SPTC, Inc., as Licensor, Sotheby's Holdings, Inc. as Guarantor, Monticello Licensee Corporation, as Licensee, and Cendant Corporation, as Guarantor, incorporated by reference to Exhibit 99.2 to the Company's current report on Form 8-K, filed on March 2, 2004.

10.45 —Amendment No. 1 to Trademark License Agreement, dated as of May 2, 2005, among SPTC Delaware, LLC (as an assignee of SPTC, Inc) and Sotheby's Holdings, Inc. and Cendant Corporation and Sotheby's International Realty Licensee Corporation (formerly known as Monticello Licensee Corporation), incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2005.

10.46 —Amendment No. 2 to Trademark License Agreement, dated as of May 2, 2005, among SPTC Delaware, LLC (as an assignee of SPTC, Inc) and Sotheby's Holdings, Inc. and Cendant Corporation and Sotheby's International Realty Licensee Corporation (formerly known as Monticello Licensee Corporation), incorporated by reference to Exhibit 10.2 to the Company's Second Quarter Form 10-Q for 2005.

10.47* —Sotheby's Executive Bonus Plan (as amended and restated effective as of January 1, 2007), dated April 9, 2007, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on May 11, 2007.

10.48 —Transaction Agreement by and among Sotheby's Holdings, Inc., and A. Alfred Taubman and Other Parties to the Agreement, dated as of September 7, 2005, incorporated by reference to Exhibit 10.1 to the Company's Third Quarter Form 10-Q for 2005.

10.49 —Convertible Bond Hedge Transaction (Transaction Reference Number: NY-35263), dated June 11, 2008, between Sotheby's and Bank of America, N.A, incorporated by reference to Exhibit 10.4 to the Company's Second Quarter Form 10-Q for 2008.

10.50 —Convertible Bond Hedge Transaction (Transaction Reference Number: SDB1627455583), dated June 11, 2008, between Sotheby's and Goldman, Sachs & Co, incorporated by reference to Exhibit 10.5 to the Company's Second Quarter Form 10-Q for 2008.

10.51 —Issuer Warrant Transaction (Transaction Reference Number: NY-35264), dated June 11, 2008, between Sotheby's and Bank of America, N.A, incorporated by reference to Exhibit 10.6 to the Company's Second Quarter Form 10-Q for 2008.

10.52 —Issuer Warrant Transaction (Transaction Reference Number: SDB1627455582), dated June 11, 2008 between Sotheby's and Goldman, Sachs & Co, incorporated by reference to Exhibit 10.7 to the Company's Second Quarter Form 10-Q for 2008.

21 —Subsidiaries of the Registrant

23 —Consent of Deloitte & Touche LLP

24 —Powers of Attorney

31.1 —Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 —Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 —Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 —Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15)(b)—On November 10, 2009, the Company filed a current report on Form 8-K under Item 2.02, "Results of Operations and Financial Condition" and Item 9.01, "Financial Statements and Exhibits."

—On December 23, 2009, the Company filed a current report on Form 8-K under Item 5.02, "Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers" and Item 9.01, "Financial Statements and Exhibits."

—The list of exhibits filed with this report is set forth in response to Item 15(a)(3). The required exhibit index has been filed with the exhibits.

—The financial statement schedule of the Company listed in response to Item 15(a)(2) is filed pursuant to this Item 15(d).

---

* A compensatory agreement or plan required to be filed pursuant to Item 15(c) of Form 10-K

SCHEDULE II

SOTHEBY'S
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
		(Thousands of dollars)			
Valuation reserve deducted in the balance sheet from the asset to which it applies:					
Receivables (a):					
2009 Allowance for doubtful accounts and credit losses	$11,119	$ 1,914	$ —	$ 6,822	$ 6,211
2008 Allowance for doubtful accounts and credit losses	$ 7,280	$ 8,740	$ —	$ 4,901	$11,119
2007 Allowance for doubtful accounts and credit losses	$ 7,089	$ 3,528	$ (285)	$ 3,052	$ 7,280
Deferred tax assets:					
2009 Valuation allowance	$ 1,328	$19,060	$ —	$ 872	$19,516
2008 Valuation allowance	$ 439	$ 991	$ —	$ 102	$ 1,328
2007 Valuation allowance	$29,147	$ —	$(12,308)	$16,400(b)	$ 439

(a) Consists of Accounts Receivable and Notes Receivables.

(b) Includes a benefit of approximately $16.4 million recognized in the Consolidated Income Statements for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOTHEBY'S

By: /s/ WILLIAM F. RUPRECHT
William F. Ruprecht
President and Chief Executive Officer

Date: March 1, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL I. SOVERN* **Michael I. Sovern**	Chairman of the Board	March 1, 2010
/s/ DEVONSHIRE* **Duke of Devonshire**	Deputy Chairman of the Board	March 1, 2010
/s/ WILLIAM F. RUPRECHT **William F. Ruprecht**	President, Chief Executive Officer and Director	March 1, 2010
/s/ ROBIN G. WOODHEAD* **Robin G. Woodhead**	Executive Vice President and Director	March 1, 2010
/s/ JOHN ANGELO* **John Angelo**	Director	March 1, 2010
/s/ BLAKENHAM* **Michael Blakenham**	Director	March 1, 2010
/s/ ALLEN QUESTROM* **Allen Questrom**	Director	March 1, 2010
/s/ DONALD H. STEWART* **Donald H. Stewart**	Director	March 1, 2010
/s/ DIANA TAYLOR* **Diana Taylor**	Director	March 1, 2010
/s/ ROBERT S. TAUBMAN* **Robert S. Taubman**	Director	March 1, 2010
/s/ DENNIS WEIBLING* **Dennis Weibling**	Director	March 1, 2010
/s/ WILLIAM S. SHERIDAN **William S. Sheridan**	Executive Vice President and Chief Financial Officer	March 1, 2010
/s/ KEVIN M. DELANEY **Kevin M. Delaney**	Senior Vice President, Controller and Chief Accounting Officer	March 1, 2010
/s/ WILLIAM S. SHERIDAN ***William S. Sheridan as Attorney-in-Fact**		March 1, 2010

EXHIBIT INDEX

Exhibit No.	Description
2.1	—Agreement and Plan of Merger between Sotheby's Holdings, Inc., a Michigan corporation and Sotheby's Delaware, Inc., a Delaware corporation, dated March 31, 2006, incorporated by reference to the Company's First Quarter Form 10-Q for 2006.
2.2	—Agreement for the Sale and Purchase of All the Issued and Outstanding Shares in Noortman Master Paintings B.V., dated June 7, 2006, incorporated by reference to Exhibit 2.1 to the Company's Second Quarter Form 10-Q for 2006.
3.1	—Certificate of Incorporation of Sotheby's, as amended as of June 30, 2006, incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K, filed on July 7, 2006 with the Securities and Exchange Commission.
3.2	—By-Laws of Sotheby's, as amended and restated as of August 4, 2009, incorporated by reference to Exhibit 3.2 to the Company's Second Quarter Form 10-Q for 2009.
3.3	—Form of Indemnity Agreement, as amended and restated as of August 4, 2009, incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2009.
4.1	—See Exhibits 3.1, 3.2 and 3.3.
4.2	—Specimen Common Stock Certificate of Sotheby's, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form 8-A filed on November 21, 2006.
4.3	—Indenture, dated as of June 17, 2008, for the 3.125% Convertible Senior Notes due 2013 between Sotheby's, as Issuer, and the Initial Subsidiary Guarantors Party Hereto, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2008.
4.4	—Indenture, dated as of June 17, 2008, 7.75% Senior Notes due 2015 between Sotheby's, as Issuer, and the Initial Subsidiary Guarantors Party Hereto, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 10.2 to the Company's Second Quarter Form 10-Q for 2008.
4.5	—Registration Rights Agreement dated June 17, 2008, between Sotheby's and Banc of America Securities LLC, Goldman, Sachs & Co., Comerica Securities, Inc. and HSBC Securities (USA) Inc, incorporated by reference to Exhibit 10.3 to the Company's Second Quarter Form 10-Q for 2008.
10.1*	—Sotheby's Deferred Compensation Plan, dated December 21, 2006 and effective January 1, 2007, incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
10.2*	—Sotheby's Holdings, Inc. 1997 Stock Option Plan Composite Plan Document, effective January 1, 2000, incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.
10.3*	—Seventh Amendment to the Sotheby's Holdings, Inc. 1997 Stock Option Plan dated November 7, 2005, effective September 8, 2005, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
10.4*	—Eighth Amendment to the Sotheby's 1997 Stock Option Plan Composite Plan Document, dated and effective May 8, 2006, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K dated May 12, 2006.
10.5	—Agreement of Partnership of Acquavella Modern Art, dated May 29, 1990, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(b) to the Company's current report on Form 8-K, filed on June 7, 1990, SEC File No. 1-9750, on file at the Washington, D.C. office of the Securities and Exchange Commission.

Exhibit No.	Description
10.6	—First Amendment to Agreement of Partnership, dated December 31, 2000, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.
10.7	—Second Amendment to Agreement of Partnership, dated December 15, 2001, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
10.8	—Third Amendment to Agreement of Partnership, dated February 10, 2003, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(h) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
10.9	—Fourth Amendment to Agreement of Partnership, dated January 13, 2004, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
10.10	—Fifth Amendment to Agreement of Partnership, dated December 8, 2004, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.
10.11	—Sixth Amendment to Agreement of Partnership, dated March 1, 2006, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc. incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
10.12	—Seventh Amendment to the Agreement of Partnership, dated January 12, 2007, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10.4 to the Company's First Quarter Form 10-Q for 2007.
10.13	—Eighth Amendment to the Agreement of Partnership, dated January 23, 2008, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, Inc., incorporated by reference to Exhibit 10.2 to the Company's First Quarter Form 10-Q for 2008.
10.14	—Ninth Amendment to the Agreement of Partnership, dated February 11, 2009, of Acquavella Modern Art, between Sotheby's Nevada, Inc. and Acquavella Contemporary Art, incorporated by reference to Exhibit 10.6 to the Company's First Quarter Form 10-Q for 2009.
10.15*	—Sotheby's 1998 Stock Compensation Plan for Non-Employee Directors, as amended and restated on April 9, 2007, effective May 7, 2007 (the "Directors Plan"), incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed on May 11, 2007.
10.16*	—First Amendment to the Directors Plan, dated November 6, 2007, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "2007 Form 10-K").

Exhibit No.	Description
10.17	—Credit Agreement dated as of August 31, 2009, among Sotheby's (a Delaware corporation), Sotheby's Inc., Sotheby's Financial Services, Inc., Sotheby's Financial Services California, Inc., Oberon, Inc., Theta, Inc., Sotheby's Ventures, LLC, Oatshare Limited, Sotheby's (a company registered in England) and Sotheby's Financial Services Limited, as Borrowers and General Electric Capital Corporation, as Agent and a Lender, GE Capital Markets, Inc. and HSBC Bank PLC, as Joint Lead Arrangers and Joint Bookrunners and Other Credit Parties and Lenders Hereto, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K dated September 1, 2009.
10.18	—Amendment No. 1 to Credit Agreement, dated as of December 17, 2009, by and among Sotheby's (a Delaware corporation), Sotheby's, Inc., Sotheby's Financial Services, Inc, Sotheby's Financial Services California, Inc., Oberon, Inc., Theta, Inc., Sotheby's Ventures, LLC, Oatshare Limited, Sotheby's (a company registered in England), and Sotheby's Financial Services Limited, as Borrowers and General Electric Capital Corporation, as a Lender and as Agent for the Lenders and the Fronting Lender, and the other Lenders signatory hereto, amends that certain Credit Agreement, dated as of August 31, 2009, by and among the Borrowers, other Credit Parties signatory thereto, the Agent, the Fronting Lender, and the Lenders.
10.19	—Purchase and Sale Agreement, dated January 11, 2008 between 1334 York Avenue L.P., Seller and Sotheby's, purchaser for 1334 York Avenue, New York, New York 10021, incorporated by reference to Exhibit 10.1 to the Company's First Quarter Form 10-Q for 2009.
10.20	—Consent and Assumption Agreement with Release, dated as of February 6, 2009 between 1334 York, LLC as New Borrower, Sotheby's as New Guarantor, 1334 York Avenue L.P., as Original Borrower, Aby Rosen and Michael Fuchs as Original Guarantor and Bank of America, N.A. as Agent and certain other parties, incorporated by reference to Exhibit 10.2 to the Company's First Quarter Form 10-Q for 2009.
10.21	—Loan Agreement, dated as of June 22, 2005 between 1334 York Avenue L.P., as Borrower and Bank of America, N.A., as Lender, incorporated by reference to Exhibit 10.3 to the Company's First Quarter Form 10-Q for 2009.
10.22	—First Amendment to Loan Agreement and Other Loan Documents, dated as of September 20, 2005 between 1334 York Avenue L.P., as Borrower, and Bank of America, N.A., as Lender, incorporated by reference to Exhibit 10.4 to the Company's First Quarter Form 10-Q for 2009.
10.23	—Lease between 1334 York Avenue L.P., "Landlord," and Sotheby's, Inc., "Tenant," February 7, 2003; Premises: 1334 York Avenue, New York, New York, incorporated by reference to Exhibit 10(b) to the Company's First Quarter Form 10-Q for 2003.
10.24	—Guaranty of Lease, made by Sotheby's in favor of 1334 York Avenue L.P., dated as of June 30, 2006 incorporated by reference to Exhibit 10.29 to the Company's current report on Form 8-K, filed on July 7, 2006.
10.25*	—Letter Agreement between Sotheby's Holdings, Inc. and William F. Ruprecht, with related Terms of Employment, dated March 31, 2006, incorporated by reference to Exhibit 10.23 to the 2007 Form 10-K.
10.26*	—Letter Agreement between Sotheby's and William F. Ruprecht, dated March 23, 2009, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on March 23, 2009.
10.27*	—Severance Agreement between Sotheby's and William S. Sheridan, dated August 3, 2006, incorporated by reference to Exhibit 10.1 to the Company's Third Quarter Form 10-Q for 2006.

Exhibit No.	Description
10.28*	—Amendment to the August 3, 2006 Severance Agreement (as amended March 7, 2008) between Sotheby's and William S. Sheridan, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on April 28, 2009.
10.29*	—Service Agreement between Sotheby's and Robin Woodhead, with related Terms of Employment, dated August 15, 2006, incorporated by reference to Exhibit 10.2 to the Company's Third Quarter Form 10-Q for 2006.
10.30*	—Amendment to the August 15, 2006 Employment Agreement (as amended March 7, 2008) between Sotheby's and Robin Woodhead, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on April 28, 2009.
10.31*	—Letter Agreement between Sotheby's and Bruno Vinciguerra, with related Terms of Employment, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed on April 28, 2009.
10.32*	—Severance Agreement between Sotheby's and Bruno Vinciguerra, dated as of December 18, 2009, effective January 1, 2010, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on December 23, 2009.
10.33*	—Severance Agreement between Sotheby's and Gilbert Klemann, dated October 9, 2007, effective February 1, 2008, incorporated by reference to Exhibit 10.28 to the 2007 Form 10-K.
10.34*	—Amendment to October 9, 2007 Severance Agreement between Sotheby's and Gilbert Klemann, dated as of September 9, 2008, effective September 25, 2008, incorporated by reference to Exhibit 10.2 to the Company's Third Quarter Form 10-Q for 2008.
10.35*	—Letter Agreement between Sotheby's and Mitchell Zuckerman, dated April 27, 2009, effective May 1, 2009, incorporated by reference to Exhibit 10.4 to the Company's current report on Form 8-K filed on April 28, 2009.
10.36*	—Severance Agreement between Sotheby's and Mitchell Zuckerman, dated December 18, 2009, effective January 1, 2010, incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on December 23, 2009.
10.37*	—Sotheby's Holdings, Inc. Amended and Restated Restricted Stock Plan, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on May 9, 2006.
10.38*	—First Amendment to Sotheby's Amended and Restated Restricted Stock Plan, dated July 28, 2006, incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2007.
10.39*	—Form of Sotheby's Amended and Restated Restricted Stock Plan Restricted Stock Agreement, incorporated by reference to Exhibit 10.2 to the Company's Second Quarter Form 10-Q for 2007.
10.40*	—Form of Sotheby's Amended and Restated Restricted Stock Plan Restricted Stock Entitlement Agreement, incorporated by reference to Exhibit 10.3 to the Company's Second Quarter Form 10-Q for 2007.
10.41*	—Second Amendment to Sotheby's Amended and Restated Restricted Stock Plan, dated September 7, 2007, incorporated by reference to Exhibit 10.2 to the Company's Third Quarter Form 10-Q for 2007.
10.42*	—Sotheby's Restricted Stock Unit Plan, (As Amended and Restated Effective As Of February 1, 2009), incorporated by reference to Exhibit 10.5 to the Company's First Quarter Form 10-Q for 2009.

Exhibit No.	Description
10.43	—Stock Purchase Agreement, dated as of February 17, 2004, by and among NRT Incorporated as the Purchaser, Sotheby's Holdings, Inc., as the Seller, and Cendant Corporation as the Purchaser Guarantor, incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K, filed on March 2, 2004.
10.44	—Trademark License Agreement, dated as of February 17, 2004, among SPTC, Inc., as Licensor, Sotheby's Holdings, Inc. as Guarantor, Monticello Licensee Corporation, as Licensee, and Cendant Corporation, as Guarantor, incorporated by reference to Exhibit 99.2 to the Company's current report on Form 8-K, filed on March 2, 2004.
10.45	—Amendment No. 1 to Trademark License Agreement, dated as of May 2, 2005, among SPTC Delaware, LLC (as an assignee of SPTC, Inc) and Sotheby's Holdings, Inc. and Cendant Corporation and Sotheby's International Realty Licensee Corporation (formerly known as Monticello Licensee Corporation), incorporated by reference to Exhibit 10.1 to the Company's Second Quarter Form 10-Q for 2005.
10.46	—Amendment No. 2 to Trademark License Agreement, dated as of May 2, 2005, among SPTC Delaware, LLC (as an assignee of SPTC, Inc) and Sotheby's Holdings, Inc. and Cendant Corporation and Sotheby's International Realty Licensee Corporation (formerly known as Monticello Licensee Corporation), incorporated by reference to Exhibit 10.2 to the Company's Second Quarter Form 10-Q for 2005.
10.47*	—Sotheby's Executive Bonus Plan (as amended and restated effective as of January 1, 2007), dated April 9, 2007, incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K, filed on May 11, 2007.
10.48	—Transaction Agreement by and among Sotheby's Holdings, Inc., and A. Alfred Taubman and Other Parties to the Agreement, dated as of September 7, 2005, incorporated by reference to Exhibit 10.1 to the Company's Third Quarter Form 10-Q for 2005.
10.49	—Convertible Bond Hedge Transaction (Transaction Reference Number: NY-35263), dated June 11, 2008, between Sotheby's and Bank of America, N.A, incorporated by reference to Exhibit 10.4 to the Company's Second Quarter Form 10-Q for 2008.
10.50	—Convertible Bond Hedge Transaction (Transaction Reference Number: SDB1627455583), dated June 11, 2008, between Sotheby's and Goldman, Sachs & Co, incorporated by reference to Exhibit 10.5 to the Company's Second Quarter Form 10-Q for 2008.
10.51	—Issuer Warrant Transaction (Transaction Reference Number: NY-35264), dated June 11, 2008, between Sotheby's and Bank of America, N.A, incorporated by reference to Exhibit 10.6 to the Company's Second Quarter Form 10-Q for 2008.
10.52	—Issuer Warrant Transaction (Transaction Reference Number: SDB1627455582), dated June 11, 2008 between Sotheby's and Goldman, Sachs & Co, incorporated by reference to Exhibit 10.7 to the Company's Second Quarter Form 10-Q for 2008.
21	—Subsidiaries of the Registrant
23	—Consent of Deloitte & Touche LLP
24	—Powers of Attorney
31.1	—Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* A compensatory agreement or plan required to be filed pursuant to Item 15(c) of Form 10-K

SOTHEBY'S

BOARD OF DIRECTORS

Michael I. Sovern
Chairman

The Duke of Devonshire
Deputy Chairman

William F. Ruprecht
President and Chief Executive Officer

Robin G. Woodhead
Executive Vice President,
Chairman of Sotheby's International

John M. Angelo
Chief Executive Officer,
Angelo, Gordon & Co.

Viscount Blakenham
Former Chairman Pearson PLC and
The Financial Times

Allen Questrom
Former Chairman/CEO J.C. Penney, Inc.

Donald M. Stewart
Visiting Professor,
The Harris School, University of Chicago

Robert S. Taubman
Chairman, President and Chief Executive Officer,
Taubman Centers, Inc.

Diana L. Taylor
Managing Director, Wolfensohn & Company

Dennis M. Weibling
Managing Director, Rally Capital LLC

ADVISORY BOARD

Ambassador Walter J.P. Curley
Chairman

Alexis Gregory
Deputy Chairman

Juan Abelló
Dr. Alice Y.T. Cheng
Henry Cornell
Michel A. David-Weill
Serge de Ganay
Charles de Gunzburg
Lodewijk J.R. de Vink
Ulla Dreyfus-Best
Frederik J. Duparc
Tom Ford
Ann Getty
Pansy Ho
Prince Amyn Aga Khan
Ömer Koç
John L. Marion
Dimitri Mavrommatis
Carlo Perrone
Carroll Petrie
Carol Price
Donna Patrizia Memmo dei Principi Ruspoli
Charles A. Ryskamp
Rolf Sachs
The Hon. Hilary Weston, C.M., O. Ont.

CORPORATE OFFICERS

Michael I. Sovern
Chairman of the Board

William F. Ruprecht
President and Chief Executive Officer

The Duke of Devonshire
Deputy Chairman

Robin G. Woodhead
Executive Vice President,
Chairman, Sotheby's International

Susan Alexander
Executive Vice President, Worldwide Head
of Human Resources

Kevin M. Delaney
Senior Vice President, Controller and
Chief Accounting Officer

Michael L. Gillis
Senior Vice President, Treasurer

Gilbert L. Klemann, II
Executive Vice President,
Worldwide General Counsel and Secretary

Jane A. Levine
Senior Vice President, Worldwide Director
of Compliance

Vincent L. Montagnino
Senior Vice President, Worldwide Director
of Taxes

Jonathan A. Olsoff
Assistant Secretary

Diana Phillips
Executive Vice President, Worldwide Director
of Press and Corporate Affairs

William S. Sheridan
Executive Vice President, Chief Financial Officer

Dr. David B. Ulmer
Senior Vice President, Chief Technology
and Strategy Officer

Bruno Vinciguerra
Executive Vice President, Chief Operating Officer

CERTIFICATIONS

On 29 May 2009, Sotheby's (the "Company") filed with the New York Stock Exchange (the "NYSE"), the Chief Executive Officer certification confirming its compliance with the NYSE's corporate governance listing standards as required by Section 303A.12(a) of the NYSE's Listed Company Manual. The Company also included as Exhibits 31.1 and 31.2 to its 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission, the certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SOTHEBY'S SHAREHOLDERS' INFORMATION

ADMINISTRATIVE OFFICES

Sotheby's
1334 York Avenue
New York, NY 10021
Tel: +1 212 606 7000
www.sothebys.com

TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Tel: U.S. Holders: + 1 800 303 3971
Tel: Non-U.S. Holders: +1 201 680 6578
www.bnymellon.com/shareowner/isd

COMMON STOCK INFORMATION

Sotheby's Common Stock is listed on the New York Stock Exchange (symbol: BID)

ANNUAL MEETING

The annual meeting of shareholders will be held on 6 May 2010 at 11:00 AM at Sotheby's
1334 York Avenue
New York, NY 10021

SHAREHOLDER INFORMATION

All of the Company's filings with the Securities and Exchange Commission may be obtained online at http://investor.shareholder.com/bid/sec.cfm or by writing to:

Investor Relations
Sotheby's
1334 York Avenue
New York, NY 10021
investor@sothebys.com

U.K. Corporate Office
Sotheby's
34-35 New Bond Street
London W1A 2AA England
Tel: +44 207 293 6482

Sotheby's latest financial information and news is also available by fax, recording or mail by calling our Shareholder Direct toll-free line 24 hours a day, 7 days a week at +1 800 700 6321.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Back cover: Edgar Degas, *Petite danseuse de quatorze ans*





Sotheby's EST. 1744

Sotheby's EST. 1744


SEC MAIL
RECEIVED
PROCESSING
MAR 2 6 2010
WASH, D.C.
193
SECTION

SOTHEBY'S NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 6, 2010

To the Shareholders of

SOTHEBY'S

The Annual Meeting of Shareholders of SOTHEBY'S (the "Company") will be held on Thursday, May 6, 2010, at the Company's offices located at 1334 York Avenue, New York, New York, at 11:00 a.m., local time, for the following purposes:

1. To elect twelve (12) directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified;

2. To consider a proposal to increase the number of shares of common stock reserved for issuance under the Sotheby's 1998 Stock Compensation Plan for Non-Employee Directors, as previously amended and restated, by 100,000 shares, from 300,000 to 400,000 shares;

3. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2010; and

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 11, 2010 as the record date for determining the shareholders that are entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement thereof.

By Order of the Board of Directors
MICHAEL I. SOVERN, Chairman

New York, New York
March 25, 2010

SHAREHOLDERS WHO DO NOT INTEND TO BE PRESENT AT THE MEETING IN PERSON ARE REQUESTED TO VOTE BY TELEPHONE OR BY INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS IN THE NOTICE MAILED TO SHAREHOLDERS OR BY PROXY CARD IN ORDER THAT THE NECESSARY QUORUM MAY BE ASSURED. ANY PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE MEETING.

SOTHEBY'S
1334 York Avenue
New York, New York 10021

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2010

ANNUAL MEETING AND RELATED INFORMATION

What is the purpose of the Annual Meeting?

At the Sotheby's (the "Company") 2010 Annual Meeting of Shareholders (including any adjournment or postponement, the "Meeting"), shareholders will consider and vote upon:

- The election of twelve (12) directors ("Proposal 1").
- A proposal to increase the number of shares of common stock reserved for issuance under the Sotheby's 1998 Stock Compensation Plan for Non-Employee Directors, as previously amended and restated, by 100,000 shares, from 300,000 to 400,000 shares ("Proposal 2").
- A proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2010 ("Proposal 3").

This proxy statement is being made available to you in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Company, for use at the Meeting to be held for the purposes described in the accompanying Notice of Annual Meeting.

Why have I received a notice in the mail indicating the Internet availability of this Proxy Statement and the accompanying materials instead of a paper copy of those materials?

A Securities and Exchange Commission rule permits the Company to make its proxy materials available over the Internet to its shareholders. The proxy materials consist of:

- The Notice of Annual Meeting
- This Proxy Statement; and
- The Company's 2009 Annual Report, which includes its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

To take advantage of this rule, the Company has mailed you a notice of the posting of the proxy materials on the Internet (the "Access Notice") to its shareholders. The Access Notice contains instructions regarding how to vote your shares, including a control number that you will need in order to vote.

The Company expects to mail the Access Notice and post the proxy materials on the Internet at: **http://investor.shareholder.com/bid/proxy.cfm** on or about March 25, 2010.

I would like to receive copies of this year's proxy materials in paper form by mail or by email. How do I inform the Company?

The Access Notice contains several ways to inform the Company of your preference.

May I choose to receive future years' proxy materials in paper form by mail or by email?

Yes. The Access Notice also provides instructions on how to make this request.

Who is entitled to vote?

Shareholders of record of the Company's common stock, par value $0.01 per share, as of the close of business on March 11, 2010 (the "Record Date"). At the close of business on the Record Date, 67,505,957 shares of the Company's common stock, sometimes referred to in this proxy statement as "shares," were outstanding. Each share of the Company's common stock is entitled to one vote.

How do I vote my shares?

As indicated in the Access Notice mailed to you, you may vote your shares by telephone, Internet or, if you choose to receive the proxy materials in paper form, by proxy card.

What is the effect of my voting by telephone, the Internet, or completing and returning the proxy card?

A valid proxy from a shareholder will be voted as specified in each proxy card at the Meeting. Any shareholder giving a proxy by telephone, the Internet or by completing and returning a proxy card retains the power to revoke the proxy by written notice to the Secretary of the Company, addressed to the Secretary and Worldwide General Counsel, Sotheby's, 1334 York Avenue, New York, New York 10021, at any time prior to its exercise by the individual who is receiving your proxy.

How will my shares be voted by the proxies?

Unless a shareholder provides contrary instructions when voting, all shares represented by valid proxies or proxy cards received pursuant to this solicitation (and not revoked before they are voted) will be voted FOR Proposals 1, 2 and 3. The Company knows of no business other than that set forth above to be transacted at the Meeting, but if other matters requiring a vote do arise, it is the intention of Michael I. Sovern, William F. Ruprecht and William S. Sheridan, the persons named in the proxy card to whom you are granting your proxy, to vote in accordance with their judgment on such matters.

Can I vote in person at the Meeting?

Yes. Please note, however, that attendance at the Meeting alone will not result in the revocation of your proxy unless you affirmatively indicate at the Meeting that you intend to vote your shares in person.

What constitutes a "quorum" for the transaction of business at the Meeting?

The holders of the number of shares possessing a majority of the shares entitled to vote at the Meeting, present in person or by proxy, constitute a quorum for the Meeting.

How many votes are needed to approve a Proposal?

For Proposal 1, the election of directors, a plurality of the votes cast at the Meeting is required to elect each of the nominees for director. The approval of Proposal 2, the increase in authorized shares under the director stock compensation plan, requires the affirmative vote of a majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote. The approval of Proposal 3, the ratification of auditors, requires the same vote as Proposal 2.

Abstentions and broker non-votes (where a broker or nominee is not permitted to vote on a matter without specific instructions from the beneficial owner) are not counted as votes cast on any matter to which they relate, but are counted in determining the presence of a quorum. Brokers must receive specific instructions from the beneficial owner in order to vote the beneficial owner's shares with respect to Proposals 1 and 2. Brokers may, however, vote the shares of beneficial owners without any specific instructions from the beneficial owner with respect to Proposal 3.

Abstentions and broker non-votes consequently will have an effect on the outcome of Proposals 1 and Proposal 2, but not on the outcome of Proposal 3.

ANNUAL REPORT

SHAREHOLDERS MAY WITHOUT CHARGE REQUEST A COPY OF THE COMPANY'S 2009 ANNUAL REPORT, WHICH INCLUDES THE ANNUAL REPORT ON FORM 10-K OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2009, BY WRITING TO: INVESTOR RELATIONS, 1334 YORK AVENUE, NEW YORK, NEW YORK 10021.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 6, 2010

The Notice of Annual Meeting, this Proxy Statement, the 2009 Annual Report to Shareholders and the Proxy Card are available at the following website address:

http://investor.shareholder.com/bid/proxy.cfm

PROPOSAL 1—ELECTION OF DIRECTORS

The Nominating and Corporate Governance Committee of the Board of Directors (the "Board") has recommended to the Board, and the Board has nominated, the eleven incumbent directors to be elected at the Meeting and an additional director nominee, James Murdoch, to fill a newly created directorship. The Company's shareholders elect directors by a plurality of the votes cast at the Meeting. Directors serve until the next annual meeting and until their respective successors have been elected and qualified.

Director and Director Nominee Biographies and Qualifications

The shares represented by your Proxy, if given and unless otherwise specified, will be voted by the persons named as proxies for the election of the following twelve individuals nominated by the Board of Directors. The principal occupation and certain other biographical information regarding each nominee are also set forth below.

At the conclusion of each individual's biographical information is a list of the specific experience, qualifications, attributes or skills that, in the opinion of the Nominating and Corporate Governance Committee, qualify that nominee to serve as a Director of the Company.

Name	Age	Year First Elected A Director
John M. Angelo	68	2007
Michael Blakenham	72	1987
The Duke of Devonshire	65	1994
James Murdoch	37	Nominee
Allen Questrom	70	2005
William F. Ruprecht	54	2000
Michael I. Sovern	78	2000
Donald M. Stewart	71	2003
Robert S. Taubman	56	2000
Diana L. Taylor	55	2007
Dennis M. Weibling	58	2006
Robin G. Woodhead	58	2000

John M. Angelo

Mr. Angelo became a director of the Company in April 2007. Since 1988, he has served as the Chief Executive Officer of Angelo, Gordon & Company, a privately-held registered investment advisor dedicated to alternative investing, of which he is a co-founder and for which he oversees all fund management. Between 1970 and 1988, Mr. Angelo served in a number of positions with L.F. Rothschild & Company, the last of which was as Senior Managing Director and a member of its Board of Directors.

Mr. Angelo's qualifications for service on the Company's Board include (i) extensive capital markets expertise; (ii) relationships with buyers and sellers of art; and (iii) experience as a committed art collector.

Michael Blakenham

Lord Blakenham became a director of the Company in 1987. From 1983 to 1997, he was Executive Chairman of Pearson plc, a British media company serving the worldwide information, education and entertainment markets. From 1983 to 1993, he also served as Chairman of the Financial Times and, from 1993 to 1998, as Chairman of MEPC plc, a publicly quoted United Kingdom real estate investment and development company. Lord Blakenham was a director of LaFarge SA until May 2008 and, from 2001 to 2005, was the President of the British Trust for Ornithology. From 1997 to 2003, he served as Chairman of the Board of Trustees of the Royal Botanical Gardens, Kew and has also served as Chairman of Japan 2001, a Japanese cultural festival, and as a director of the UK-Japan 21st Century Group. Lord Blakenham currently serves as a Councilor on the Mid Suffolk District Council and is Chairman of Suffolk Together, a recently formed political party.

Lord Blakenham's qualifications for service on the Company's Board include (i) broad international business experience, as evidenced by his serving as non-executive Chairman of the public companies Pearson plc and MEPC plc; (ii) service on boards and advisory boards of companies located in Japan, France, the Netherlands and the United Kingdom; and (iii) financial skills with significant audit committee experience, including as a former Chairman of the Company's Audit Committee.

The Duke of Devonshire

The Duke of Devonshire CBE, formerly the Marquess of Hartington, became a director of the Company in September 1994 and assumed the role of Deputy Chairman of the Company in April 1996. In March 2008, he was appointed Chancellor of the University of Derby, England. In 2007, the Duke became a Trustee of the Wallace Collection, a major London fine arts museum, and the Storm King Arts Center in New York and a Patron of the Sheffield Botanical Gardens Trust. In 2006, he became a Trustee of the Sheffield Galleries & Museums Trust. Since 1997, the Duke has served as Chairman of and Her Majesty's Representative at Ascot Racecourse, which is managed by the Ascot Authority, of which he has served as a Trustee since 1982. In 1997, he was made a Commander of the British Empire (CBE) for "services to horseracing". The Duke of Devonshire assists in the management of family estates in England, including Chatsworth, and in Ireland as well as of The Devonshire Arms (Bolton Abbey) Limited, which operates three luxury hotels in England. He also oversees the Devonshire Collection, a world-renowned private art collection.

The Duke of Devonshire's qualifications for service on the Company's Board include (i) service as a trustee of numerous museums and arts organizations, such as the Wallace Collection and the Sheffield Galleries & Museums Trust; (ii) experience as a collector of important and historic works of art; and (iii) his role in administering high profile organizations with a strong client care element, including the Ascot Racecourse.

James Murdoch

Mr. Murdoch was appointed Chairman and Chief Executive, News Corp, Europe and Asia, in 2007, with direct responsibility for the strategic and operational development of News Corporation's television, newspaper and related digital assets in Europe, Asia and the Middle East. At the same time, Mr. Murdoch was appointed Non-Executive Chairman of BSkyB and re-joined the Board of News Corporation. He served as Chief Executive Officer of BSkyB from 2003 to 2007 and was previously Chairman and CEO of Star TV. Since 2009, Mr. Murdoch has served as a member of the Board of Directors of GlaxoSmithKline plc, the international pharmaceuticals company, and its Corporate Responsibility Committee. He is also on the Board of Directors of Yankee Global Enterprises, the Board of Trustees of the Harvard Lampoon and the Leadership Council of The Climate Group.

Mr. Murdoch's qualifications for service on the Company's Board include (i) broad international marketing and brand management experience; (ii) specific business experience in Asia, a growth market for the Company; and (iii) online media expertise.

Allen Questrom

Mr. Questrom became a director of the Company in December 2004. He is a member of the Board of Directors of Wal-Mart Stores, Inc. and is a Senior Advisor for Lee Equity Partners. He is non-executive Chairman of Deb Shops, Inc. From 2000 to December 2004, he was the Chairman and Chief Executive Officer of J.C. Penney Company. Between May 1999 and January 2001, Mr. Questrom served as Chairman of the Board of Barneys New York, Inc., a fashion retailer, and between May 1999 and September 2000, as Chief Executive Officer and President of that company. Previously, Mr. Questrom was Chairman and Chief Executive Officer of Neiman Marcus and also served as Chairman and Chief Executive Officer of Federated Department Stores, Inc. from February 1990 through May 1997.

Mr. Questrom's qualifications for service on the Company's Board include (i) extensive marketing and retailing experience, as evidenced by his positions with well-known retailers including J.C. Penney and Barneys; (ii) service on a number of major public company boards; and (iii) significant financial skills with extensive audit committee experience.

William F. Ruprecht

Mr. Ruprecht became a director and the President and Chief Executive Officer of the Company in February 2000 and served as Executive Vice President of the Company and Managing Director of Sotheby's North and South America from February 1994 until February 2000. From 1992 to February 1994, he served as Director of Marketing for the Company worldwide and also oversaw a number of specialist departments. From 1986 to 1992, Mr. Ruprecht served as Director of Marketing for Sotheby's, Inc. In 2008, he became a Trustee of the University of Vermont and, from 2007 to 2009, Mr. Ruprecht served as a Trustee of The Historical Society of the Town of Greenwich, Connecticut.

Mr. Ruprecht's qualifications for service on the Company's Board include (i) over 30 years of experience in the art auction business; (ii) over ten year's service as Chief Executive Officer of the Company; (iii) his strategic understanding of Sotheby's clients and what drives their loyalty to the firm; and (iv) invaluable institutional memory resulting from his longtime service with the Company in many roles.

Michael I. Sovern

Mr. Sovern became a director and Chairman of the Board of the Company in February 2000 and is President Emeritus and the Chancellor Kent Professor of Law of Columbia University. Since 1960, he has been a professor of law at Columbia University and served as the President of Columbia University from 1980 until 1993. Mr. Sovern is a member of the Board of Directors of Comcast Corporation. He also has served as the President of the Shubert Foundation since 1996 and is the Honorary Chairman of the Japan Society and the Chairman Emeritus of the American Academy in Rome.

Mr. Sovern's qualifications for service on the Company's Board include (i) financial and operating experience as the leader of a major research university; (ii) human resources experience as a result of acting as a labor arbitrator and related activities; (iii) his legal background; and (iv) business experience as a director of major public companies.

Donald M. Stewart

Mr. Stewart became a director of the Company in April 2003. He is Visiting Professor, Harris School of Public Policy of the University of Chicago and served as the President and Chief Executive Officer of The Chicago Community Trust from 2000 until July 2004 and as President of that organization until 2005. From 1999 to 2000, Mr. Stewart served as Senior Program Officer and Special Advisor to the President, Carnegie Corporation of New York and from 1987 to 1999, he was the President of The College Board, the association of high schools and colleges. He served as President and Chief Executive Officer of Spelman College from 1976 to 1987. Mr. Stewart is a former director of The New York Times Company, The Campbell Soup Company and The Principal Financial Group.

Mr. Stewart's qualifications for service on the Company's Board include (i) chief executive officer and senior management positions with a number of sizeable non-profit entities; (ii) service as a director of a number of high profile public companies; and (iii) his background as an art collector.

Robert S. Taubman

Mr. Taubman became a director of the Company in August 2000. He is Chairman, President and Chief Executive Officer of Taubman Centers, Inc. Mr. Taubman joined the Taubman organization in

1976, was elected Executive Vice President in 1984, Chief Operating Officer in 1988, President and Chief Executive Officer in 1990 and Chairman in 2001. He has headed Taubman Centers and served on its board of directors since the company's initial public offering in 1992. Mr. Taubman is a member of the board of directors of Comerica Incorporated. He serves as a director of the Real Estate Roundtable in Washington, D.C., as a trustee of the Urban Land Institute (ULI) and on the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT). He is on the Board of Directors of Detroit Renaissance. Mr. Taubman is the founding chairman of ULI's Detroit Regional District Council and a member and past trustee of the International Council of Shopping Centers. Mr. Taubman serves as a member of the Board of Directors of Beaumont Hospitals, a trustee of the Skillman Foundation, and a trustee of the Cranbrook Educational Community, where he is chairman of the audit committee. He is a member of the Board of Directors of SEMCOG (Southeastern Michigan Council of Governments). He is also a member of the United States Travel and Tourism Promotion Advisory Board, which was formed in 2003 to assist the U.S. Department of Commerce in attracting international visitors to the United States.

Mr. Taubman's qualifications for service on the Company's Board include (i) sitting Chief Executive Officer of a major public company, providing critical governance and compensation insight to the Board; (ii) service as a director of a major public domestic bank; and (iii) extensive knowledge of Sotheby's history.

Diana L. Taylor

Ms. Taylor became a director of the Company in April 2007. In April 2007, she joined Wolfensohn & Co., an investment banking firm, as Managing Director. From June 2003 to March 2007, Ms. Taylor served as Superintendent of Banks for the State of New York, a position to which she was appointed by Governor George Pataki. Prior to her appointment, she held a number of senior government and private sector positions, including Chief Financial Officer of the Long Island Power Authority and Vice President of KeySpan Energy. From 1980 to 1996, Ms. Taylor was an investment banker. She worked at Smith Barney, Harris Upham; Lehman Brothers and Donaldson Lufkin & Jenrette before joining M.R. Beal & Co. as a founding partner. She is a director of Citigroup, Brookfield Properties, Inc., a public real estate development company, and, until 2009, served as a director of Fannie Mae and Allianz Global Investors. Ms. Taylor serves on several not-for-profit boards, including ACCION International, Dartmouth College, the International Women's Health Coalition, the Mailman School of Public Health and The After School Corporation. She is a member of the Council on Foreign Relations.

Ms. Taylor's qualifications for service on the Company's Board include (i) extensive investment banking experience; (ii) service as chief financial officer of a significant public utility; and (iii) service as Banking Superintendent for the State of New York, providing helpful financial regulatory background for the Company's art financing activities.

Dennis M. Weibling

Mr. Weibling became a director of the Company in May 2006. Since 2004, he has served as the Managing Director of Rally Capital, LLC, a private equity fund that is a wholly-owned subsidiary of Teledesic Corporation, of which he is a director. Mr. Weibling currently serves as a board member of several companies in which Rally Capital has invested: Telecom Transport Management Inc., Telesphere Networks Ltd., and SinglePoint Communications, Inc. From October 1993 to December 2001, he served as President of Eagle River, Inc. and then as Vice Chairman of Eagle River Investments until November 2003, both being ventures of the family of Keith W. McCaw. Beginning in 1999, Mr. Weibling served as a director of Nextel Partners, Inc. and Nextel Communications, Inc. until their respective mergers with Sprint Corporation in 2005 and 2006. Until 2003, he served on the board of XO Communications. Mr. Weibling also serves on the board of Seattle Pacific University.

Mr. Weibling's qualifications for service on the Company's Board include (i) audit committee financial expert with extensive public accounting experience; (ii) service on and chairmanship of numerous audit committees of public and private companies; and (iii) financial and strategic experience as the managing director of a venture capital firm.

Robin G. Woodhead

Mr. Woodhead became a director of the Company in February 2000. Since 1998, he has served as an Executive Vice President of the Company and became Chairman, Sotheby's International, in 2008, having served as Chief Executive of Sotheby's International from 2006 to 2008. He served as Chief Executive, Sotheby's Asia (from 1999 to 2006), and as Chief Executive, Sotheby's Europe (from 1998 to 2006). Mr. Woodhead was Co-Managing Director, Sotheby's Europe from January until December 1998. From 1992 until 1997, he was the Chief Executive of the London Commodity Exchange.

Mr. Woodhead's qualifications for service on the Company's Board include (i) substantial international insight resulting from over 11 years of service as the chief executive of the Company's Europe and Asia businesses; (ii) financial, regulatory and legal background including experience with various financial institutions; and (iii) his deputy chairmanship of a leading United Kingdom arts organization and service on the boards of museum and other arts-related organization boards.

It is not contemplated that any of the nominees will be unable or unwilling to serve; however, if any nominee is unable or unwilling to serve, it is intended that the shares represented by the Proxy, if given and unless otherwise specified therein, will be voted for a substitute nominee or nominees designated by the Board of Directors.

MANAGEMENT

Executive Officers

Officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. The executive officers of the Company (including certain officers of certain principal subsidiaries and divisions) are listed below as well as biographical information for each person, unless that person has been nominated for a director position, in which case such executive officer's biography is contained under the caption "Proposal 1—Election of Directors":

Name	Age	Present Title
Susan Alexander	56	Executive Vice President and Worldwide Head of Human Resources
Kevin Ching	53	Chief Executive Officer, Sotheby's Asia
Maarten ten Holder	39	Managing Director, Sotheby's America's
Gilbert L. Klemann, II	59	Executive Vice President, Worldwide General Counsel and Secretary
Patrick van Maris van Dijk	48	Managing Director, Sotheby's Europe
Diana Phillips	63	Executive Vice President and Worldwide Director of Press and Corporate Affairs
William F. Ruprecht	54	President and Chief Executive Officer
William S. Sheridan	56	Executive Vice President and Chief Financial Officer
Dr. David Ulmer	53	Senior Vice President and Chief Technology and Strategy Officer
Bruno Vinciguerra	47	Executive Vice President and Chief Operating Officer
Robin G. Woodhead	58	Executive Vice President and Chairman, Sotheby's International
Mitchell Zuckerman	63	Chairman, Sotheby's Financial Services, Inc. and President Sotheby's Ventures, LLC

Ms. Alexander was appointed Executive Vice President and Worldwide Head of Human Resources of the Company in October 2004. From January 1986 to October 2004, she served as Senior Vice President and Worldwide Head of Human Resources of the Company and has been employed by the Company since 1984.

Mr. Ching joined the Company as Chief Executive Officer, Sotheby's Asia in July 2006 and became a director of Sotheby's Hong Kong Limited in October 2006. From 1994 until 2006, he served as a board executive director and group legal counsel of Dickson Concepts (International) Limited, a Hong Kong public company, and was responsible for its legal affairs as well as general business development, with special responsibility for China.

Mr. ten Holder became Managing Director of Sotheby's America's in September 2007. He previously served as Deputy Managing Director of Sotheby's North America from 2006 to September 2007 and as Deputy Managing Director of Sotheby's Milan, Italy office between 2002 and 2006. Between 1996 and 2002, Mr. ten Holder held various positions with the Company's European subsidiaries.

Mr. Klemann joined the Company in February 2008 as Executive Vice President, Worldwide General Counsel and Secretary. Prior to joining the Company, he served as Senior Vice President and General Counsel of Avon Products, Inc. from January 2001 until December 2007. During 2000, he was Of Counsel to the international law firm of Chadbourne & Parke LLP, and, from 1998 to 1999, he was an Executive Vice President of Fortune Brands, Inc. (formerly American Brands, Inc.), with responsibilities that included corporate development, legal and administrative functions. Between 1991 and 1997, Mr. Klemann served as the Senior Vice President and General Counsel of American

Brands, Inc. and previously was a partner in Chadbourne & Parke LLP, where he was a member of the Management Committee. He is a director of North American Galvanizing & Coatings, Inc.

Mr. van Maris became Managing Director of Sotheby's Europe in July 2008. Previously he was Deputy Managing Director of Sotheby's Europe (from March 2008 to June 2008) and Head of Regional European Experts (from January 2006 to February 2008) and prior to that served as Managing Director of Sotheby's in the Netherlands (2004 to 2005). Since 1989, Mr. van Maris has served in a number of different executive positions with Sotheby's.

Ms. Phillips became an Executive Vice President of the Company in October 2004. She became Worldwide Director of Press and Corporate Affairs in 1988 and was promoted to Senior Vice President in 1990. She joined Sotheby's in 1985 as Manager of Corporate Information for Sotheby's North America. Prior to joining Sotheby's, she was with Hill & Knowlton, the international public relations firm.

Mr. Sheridan has been Executive Vice President and Chief Financial Officer of the Company since February 2001, having served as Senior Vice President and Chief Financial Officer of the Company between November 1996 and February 2001. From 1987 until November 1996, Mr. Sheridan was a partner at the accounting and consulting firm of Deloitte & Touche LLP. Mr. Sheridan also serves as a director of Alliance One International, Inc.

Dr. Ulmer became Senior Vice President and Chief Technology and Strategy Officer of the Company in 2006, having previously served as Senior Vice President and Chief Technology Officer since January 2000. In October 2009, he also assumed the Chief Operating Officer role for the Company's North America region. He served as Senior Vice President of Information Technology from June 1997 until January 2000.

Mr. Vinciguerra, an Executive Vice President of the Company since January 2007, was appointed to the additional position of Chief Operating Officer of the Company in July 2008. He has served as Director of Global Business Development of the Company since February 2008. From January 2007 to February 2008, Mr. Vinciguerra was the Director of New Initiatives of the Company. He previously served as the General Manager of Dell Western Europe from 2003 to 2006 and as the General Manager of Dell Southern Europe from 2000 to 2003. From 1998 to 2000, Mr. Vinciguerra was Senior Vice President, Strategic Planning of The Walt Disney Company. From 1994 to 1997, he was a vice president and partner of Bain and Co., where he had been employed since 1986.

Mr. Zuckerman has been Chairman of Sotheby's Financial Services, Inc. since 2007 and President of Sotheby's Ventures, LLC since 1997. From 1988 to 2007, he was President of Sotheby's Financial Services, Inc.

CORPORATE GOVERNANCE

Board of Directors Generally

Board of Directors Meetings and Attendance. The Board of Directors of the Company met six times during 2009. Each director attended at least 75% of the meetings of the Board and the committees of the Board on which he or she served during the applicable time period.

Annual Meeting Attendance by Directors. With respect to the Annual Meeting, the Company expects all Board members to make every effort to attend but also recognizes that unavoidable scheduling conflicts and special individual circumstances need to be taken into account in applying this policy. All of the Board members standing for reelection at the Company's 2009 Annual Meeting of Shareholders attended that meeting.

Board Sessions of Non-Management Directors. As required by corporate governance rules of the New York Stock Exchange, Inc. ("NYSE") on which the Company's common stock is listed, the non-management directors of the Board of Directors meet at regularly scheduled executive sessions without management. The chairman of these sessions is Mr. Sovern, the Company's Chairman of the Board.

Board Committees

Audit Committee

The primary purpose of the Audit Committee of the Board of Directors is to assist the Board in fulfilling its responsibility for the integrity of the Company's financial reports. In carrying out its purpose, the Committee serves as an independent and objective monitor of the Company's financial reporting process and internal control systems, including the activities of the Company's independent registered public accounting firm and internal audit function. The Audit Committee met four times during 2009. Its current members are Mr. Weibling (Chairman), Lord Blakenham, and Mr. Questrom.

The Company's Board of Directors has determined that all members of the Audit Committee are financially literate under applicable NYSE corporate governance rules. In addition, the Board has determined that Dennis M. Weibling meets the definition of "audit committee financial expert" contained in applicable rules of the Securities and Exchange Commission ("SEC") and also has the requisite financial and accounting expertise required under NYSE rules.

The Audit Committee operates under a charter that conforms to applicable SEC and NYSE rules.

Compensation Committee

Generally. The Compensation Committee undertakes the responsibilities of the Board relating to the compensation of the Company's employees and, in particular, the compensation of the Company's Chief Executive Officer and other executive officers. Its prime responsibilities are to review, evaluate and approve the Company's compensation and other benefit plans, policies and programs. The Compensation Committee operates under a charter that conforms to applicable NYSE rules. The Compensation Committee met eight times during 2009. Its current members are Mr. Taubman (Chairman), Mr. Angelo and Ms. Taylor.

Determination of Named Executive Officer Compensation. In addition to the Compensation Committee, the Company's President and Chief Executive Officer, William F. Ruprecht, plays a role in recommending and determining the compensation of senior executives, including that of the other Named Executive Officers in this proxy statement. In addition, the Company's Executive Vice President and Worldwide Head of Human Resources, Susan Alexander, makes recommendations regarding senior executive compensation as requested by the Compensation Committee. See "Compensation Discussion and Analysis" below for further information regarding this process.

Use of Outside Compensation Consultants. Since 2007, the Compensation Committee has retained the independent compensation consulting firm, Semler Brossy Consulting Group, LLC, or Semler, as its primary independent advisor. Initially, Semler was retained to analyze the Company's incentive compensation programs and to recommend structural changes to these programs based on its analysis. Semler designed a contemporary incentive program for the executive population of the Company with an increased emphasis on variable pay. In 2009, Semler's work focused on the design of a Performance Share Unit program for senior executives. See "Compensation Discussion and Analysis" below for detailed information regarding these programs.

Other consultants also provide advice to the committee, which may include providing a second opinion or assisting with special projects. In 2009, the committee engaged independent compensation consultant Frederic W. Cook & Co., to provide a second opinion about the sizing of Performance Share Unit awards issued to certain senior staff (including Mr. Sheridan) in exchange for previously issued restricted stock awards (Performance Shares). See "Compensation Discussion and Analysis- Long-Term Incentives-2006 Performance Shares" below.

Also in 2009, the committee engaged Farient Advisors to perform various peer group analyses with respect to consideration of a new employment agreement for Mr. Ruprecht, whose current agreement expires on March 31, 2011. However, the Company has not entered into a new employment agreement with him as of the date of this proxy statement. See "Compensation Discussion and Analysis" below for detailed information regarding the use of compensation consultants by the committee.

Compensation Policies and Programs Risk. The Compensation Committee has conducted an analysis of each the elements of the Company's compensation policies and programs and has concluded that none of these is likely to have a material adverse effect on the Company. In making this determination, the committee took into account various processes in place which serve to mitigate any risk that may be inherent in its compensation practices.

Executive Committee

The Executive Committee considers and takes certain corporate action in between regularly scheduled meetings of the Board of Directors. Frequently, the committee takes action pursuant to internal Company corporate governance rules to approve significant loan and auction consignment transactions. The committee met twice in 2009. Its current members are Mr. Sovern (Chairman), the Duke of Devonshire and Mr. Ruprecht.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee oversees the Board candidate nomination process and is responsible for recommending to the Board appropriate Corporate Governance Guidelines applicable to the Company. This committee also administers and has the power to modify the Company's Related Party Transactions Policy. The Nominating and Corporate Governance Committee operates under a charter that conforms to applicable SEC and NYSE rules. The committee met five times during 2009. Its current members are Mr. Sovern (Chairman), Mr. Questrom, Mr. Stewart and Ms. Taylor.

The Board Nomination Process and Criteria

The Nominating and Corporate Governance Committee assists the Board in identifying individuals qualified to become Board members and recommends director nominees to be nominated by the Board to stand for election as directors at each annual meeting of shareholders of the Company and to fill vacancies on the Board. The committee may retain a search firm to assist it in identifying qualified director candidates. In 2010, on the recommendation of the committee, the Board decided to expand the size of the Board from eleven directors to twelve and add Mr. Murdoch as a nominee for election to the Board. Mr. Murdoch had been introduced to the committee by director John M. Angelo. His candidacy was discussed with each member of the Board prior to the recommendation of the committee and action by the Board.

In making determinations with respect to director nominees, the Nominating Committee considers the experience, qualifications, attributes or skills that qualify the nominee to serve as a member of the Board. Among the key attributes that the committee seeks when evaluating Board candidates are the following:

- High ethical standards, integrity and sound business judgment

- Financial or management experience
- Demonstrated interest or experience in the fine art and collectibles field
- Independence from management
- Business development or marketing experience

The committee will consider shareholder nominations of appropriate candidates for director in accordance with the stated requirements. See "Procedures for Director Nominations by Shareholders" below. The committee will evaluate such candidates as it does candidates identified by other means.

Board Diversity

While the Company does not have a formal board policy regarding Board diversity, the Company's Corporate Governance Guidelines provide that the Board selection process is "designed to ensure that the Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the business of the Company."

Finance Committee

The Board created the Finance Committee in order to assist it in fulfilling its responsibility to oversee (i) the financial management of the Company, including oversight of the Company's capital structure and financing strategies, investment strategies and banking relationships, and (ii) the Company's plans with respect to possible acquisitions, divestitures or other strategic transactions. The committee met five times during 2009. Its current members are: Mr. Weibling (Chairman), Mr. Angelo, Mr. Ruprecht, Mr. Taubman, Ms. Taylor, Mr. Sovern, and Mr. Stewart.

Board Leadership

Since becoming a public company in the United States in 1988, the Company has separated the positions of Chairman of the Board and Chief Executive Officer. The Company believes that having a Chairman independent from management is in the best interest of shareholders.

Board Role in Risk Management Oversight

The Board carries out its role in the oversight of risk directly and through Board committees. The Board's direct role includes the consideration of risk in the strategic and operating plans that are presented to the Board by management. It also includes the regular receipt and discussion of reports from Board committees and the periodic receipt and discussion of reports from Company counsel, from the Company's Compliance Department, from management and from outside financial advisors. Board committees carry out the Board oversight of risk as follows :

- The Audit Committee oversees the Company's financial reporting process, legal and regulatory compliance, performance of the independent auditor, internal audit function, financial and disclosure controls and adherence to the Company's Code of Business Conduct and Ethics.
- The Finance Committee oversees the Company's capital structure, financing strategies, investment strategies, banking relationships and strategic investments.
- The Executive Committee is empowered to act on behalf of the Board between regularly scheduled Board meetings and in this capacity approves certain transactions, particularly as they relate to art financing and auction consignment matters, under the Company's internal corporate governance guidelines (see below).
- The Nominating and Corporate Governance Committee considers the adequacy of the Company's governance structures and reviews and makes determinations regarding significant transactions with affiliates under the Company's Related Party Transactions Policy.
- The Compensation Committee reviews and approves the Company's compensation and other benefit plans, policies and programs and considers whether any of those plans, policies or programs creates risks that are likely to have a material adverse effect on the Company.

Board committees receive regular reports from management of matters affecting Company risk. The role of Board committees in risk management oversight is further detailed in their respective charters, copies of which are available on the Company's websites, www.sothebys.com.

The Board has also addressed risk through the adoption of corporate policies. For many years, the Company has had an internal corporate governance policy adopted by the Board that addresses the delegation of authority within the Sotheby's organization. The policy addresses all aspects of the Company's business and establishes the level of approval required for sales activities, credit activities, payments, capital commitments, contracts, finance transactions, acquisitions and dispositions, and compensation related matters. The Board has also adopted a Code of Business Conduct and Ethics and a Related Party Transactions Policy that are designed to ensure that directors, officers and employees of the Company are aware of their ethical responsibilities and avoid conduct that may pose a risk to the organization.

Compensation Committee Interlocks and Insider Participation

The directors who served as members of the Compensation Committee during 2009 were: Mr. Angelo, Mr. Taubman, Ms. Taylor (effective May 2009) and Mr. Stewart (until May 2009). None of the members of the Compensation Committee during 2009 had any of the relationships requiring disclosure under this caption nor did any Company executive officer have any of the relationships requiring disclosure under this caption.

Director Independence and Governance Guidelines

Generally. NYSE corporate governance rules require, among other things, that the Board of Directors determine that a majority of a company's directors are "independent" under those rules. To determine whether a particular director is independent, the Board has examined the various relationships of each director to the Company as required by NYSE rules.

Categorical Standards. As permitted by these rules, the Board has adopted the following categorical standards to identify immaterial relationships with the Company that would not disqualify a director from being deemed independent:

1. The director has received, or an immediate family member has received, during any twelve month period within the last three years, $100,000 or less in direct compensation from the Company, other than director and committee fees and pension or other deferred compensation for prior service, so long as that compensation is not contingent on continued service;

2. The director or an immediate family member is a partner, shareholder or officer of a law firm or other professional service firm that has received less that $100,000 in fees from the Company in any single fiscal year during the preceding three years;

3. The Company has made a contribution to a tax exempt organization of which the director or any immediate family member serves as a trustee, director or executive officer and such contributions, for any single fiscal year during the preceding three years, have not exceeded $100,000;

4. During any single fiscal year within the last three years, the director, an immediate family member, or a company Controlled (as defined below) by any of them was indebted to the Company, or the Company was indebted to any such person, and either the total amount of such indebtedness did not exceed $100,000 or such indebtedness consists of a loan made in the ordinary course of the Company's art lending business on substantially the same terms as those prevailing at the time for a similarly situated person who is not a director. "Controlled" means a company of which the director or immediate family member beneficially owns a majority of the outstanding voting securities; or

5. During the last three years, the director or an immediate family member has purchased or sold property through the Company or its affiliates, so long as such purchases or sales were at public auction or in private transactions in the ordinary course of the Company's business on substantially the same terms as those prevailing at the time for a similarly situated person who is not a director.

For purposes of the foregoing standards, an "immediate family member" includes a director's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the director's home. When applying the look-back provisions in these standards, individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated will not be deemed to be "immediate family members."

Board Independence Determinations. Upon reviewing each director's and director nominee's relationships with the Company, after considering all applicable NYSE rules and the stated categorical standards, the Board of Directors has determined that all directors and director nominees other than the Duke of Devonshire and Messrs. Ruprecht and Woodhead meet these categorical standards and are independent under NYSE rules. While for 2009 the Duke of Devonshire's annual consulting fee was less than $120,000, the NYSE threshold for disqualification from being deemed independent, this NYSE standard also requires that his fee be below that amount for each of the three preceding years. As this was not the case for 2008 and 2007, the Board is not permitted under NYSE standards to find the Duke of Devonshire to be independent. Messrs. Ruprecht and Woodhead are not independent as they are executive officers of the Company.

The Board of Directors has determined that each current member of the Audit, Compensation, and Nominating and Corporate Governance Committees is independent under NYSE rules.

Corporate Governance Guidelines

As required by NYSE rules, the Company has adopted Corporate Governance Guidelines concerning board sessions without management, director education and other matters.

Ethical Conduct

For many years, the Company has had compliance policies applicable to all employees. These cover such issues as ethical conduct, conflicts of interest and related party transactions, maintenance of confidentiality of Company and client information and compliance with laws, including specific policies regarding observing export/import, money laundering, data protection and antitrust laws. The Company has an international Compliance Department led by a Worldwide Director of Compliance with responsibility for regularly providing Compliance Policy training to all relevant employees, auditing compliance with the Compliance Policies and assisting the Company and its employees in interpreting and enforcing the Compliance Policies. To comply with NYSE rules regarding ethical conduct, the Company has incorporated many of these policies in its Code of Business Conduct and Ethics (the "Code"), which is applicable to the Company's directors, officers and employees.

A copy of the Code is available on the Company's website, www.sothebys.com.

With respect to any amendment or waiver affecting or granted to its Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain other senior financial officers, the Company has chosen to post those amendments and waivers promptly on its website instead of filing a Form 8-K with the SEC when an amendment or waiver occurs. No such amendments or waivers occurred during 2009.

In addition, the Board has adopted a Related Party Transactions Policy to provide a more focused procedure for evaluating potential and existing Company transactions with affiliates such as directors and executive officers. See "Certain Relationships and Related Transactions-Related Party Transactions Policy" below.

Procedures for Director Nominations by Shareholders

A shareholder who desires to recommend a director candidate should forward the candidate's name and qualifications to the Secretary of the Company at 1334 York Avenue, New York, New York 10021 and must include the information required by Section 1.13 of the Company's By-Laws, which requires information regarding the recommending shareholder as well as the candidate. In order for a candidate to be eligible for election as a director at the 2011 Annual Meeting of Shareholders, the

Secretary must receive the required submission no earlier than February 4, 2011 and no later than March 7, 2011. These time periods are subject to modification if the 2011 annual meeting occurs more than 30 days before or more than 60 days after May 6, 2011 as provided in Section 1.13 of the Company's By-Laws.

Availability of Corporate Governance Documents

Copies of the Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Corporate Governance Guidelines, and Code of Business Conduct and Ethics are available on the Company's website, www.sothebys.com. In addition, shareholders may obtain a copy of any of these documents by writing to the Company's Investor Relations Department at 1334 York Avenue, New York, New York 10021.

Communications with Directors

Shareholders and other interested parties may communicate with the Board of Directors, including the Chairman of the Board and the non-management directors, individually or as a group, by sending written communication to the directors c/o the Company's Worldwide General Counsel, 1334 York Avenue, New York, New York 10021. All such communications will be reviewed by the Worldwide General Counsel, or his designee, to determine which communications will be forwarded to the directors. All communications will be forwarded except those that are solicitations or otherwise relate to improper or irrelevant topics, as determined in the sole discretion of the Worldwide General Counsel or his designee. The Worldwide General Counsel shall maintain copies of all such communications received and forwarded to the Board of Directors and shall report to the Board on the number and nature of communications not forwarded.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists information regarding the beneficial ownership of the Company's common stock as of March 11, 2010, the most recent practicable date for the calculation of the ownership table, which is also the record date, by:

- Each director and director nominee of the Company
- Each Named Executive Officer of the Company
- All executive officers and directors of the Company as a group
- Each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock.

In preparing the table, the Company has relied upon information supplied by such persons and upon information contained in SEC filings.

Under applicable rules of the Securities Exchange Act of 1934 (the "Exchange Act"), a person beneficially owns shares of common stock if that person directly or indirectly has or shares voting power or investment power with respect to those shares. Except as indicated in the footnotes to the table, the individuals and entities named in the table have sole voting and investment, or transfer, power with respect to all shares of common stock that they own beneficially.

Under applicable Exchange Act rules, a person also beneficially owns shares that the person has the right to acquire within sixty (60) days. For example, if an individual owns options to acquire 1,000 shares of common stock and those options are or would be exercisable on or before May 11, 2010, that individual is the beneficial owner of 1,000 shares of common stock as of March 11, 2010, the record date.

The Company grants stock options to its NEOs and other participants under its 1997 Stock Option Plan (as amended, the "Stock Option Plan").

Each recipient of unvested shares of common stock ("Restricted Stock") that are issued to NEOs and other participants under the Company's Amended and Restated Restricted Stock Unit Plan (the

"Restricted Stock Unit Plan"), has the right to vote those shares but not to transfer them. Because of this voting power, the recipient is deemed to beneficially own the unvested Restricted Stock.

The Company also grants Restricted Stock Units ("RSUs") and Performance Share Units ("PSUs") to its Named Executive Officers and other participants in the Restricted Stock Unit Plan. Each RSU or PSU represents a right toreceive one share of common stock upon the lapse of a restriction, which includes continued employment over a period of time and, in the case of PSUs, also includes performance vesting criteria. Unlike shares of Restricted Stock, RSUs and PSUs do not carry voting rights with respect to the shares of common stock that may be received. However, like Restricted Stock, RSUs and PSUs may not be transferred. Because the owner of an RSU or PSU does not have voting or transfer power, the owner is not considered to beneficially own the share of common stock underlying an RSU or a PSU. For this reason, the beneficial ownership table below does not list an individual's ownership of RSUs or PSUs.

Directors, Executive Officers and 5% Shareholders	Common Stock	
	Number of Shares	Percent of Class
John M. Angelo Angelo, Gordon & Co 245 Park Avenue New York, NY 10167	407,486(1)	*
Advisory Research, LLC 180 N. Stetson Street Suite 500 Chicago, IL 60601	4,772,497	7.07%
Michael Blakenham 1 St. Leonard's Studios Smith Street London SW3 4EN England	31,338(2)	*
Kevin Ching Sotheby's Suite 3101-6 One Pacific Place 88 Queensway Hong Kong	53,773(3)	*
Duke of Devonshire Sotheby's 34-35 New Bond Street London, W1 2AA England	42,038(4)	*
FMR, LLC 82 Devonshire Street Boston, MA 02109	3,439,673	5.1%
James Murdoch News Corporation 1 Virginia Street London E98 1EX England	0	*
Allen Questrom Sotheby's 1334 York Avenue New York, New York 10021	11,619(5)	*
Royce & Associates, LLC 745 Park Avenue New York, NY 10151	3,519,866	5.2%
William F. Ruprecht Sotheby's 1334 York Avenue New York, New York 10021	560,095(6)	1.14%

Directors, Executive Officers and 5% Shareholders	Common Stock	
	Number of Shares	Percent of Class
William S. Sheridan Sotheby's 1334 York Avenue New York, New York 10021	36,504(7)	*
Michael I. Sovern Sotheby's 1334 York Avenue New York, New York 10021	18,673	*
Donald M. Stewart The Harris School of Public Policy The University of Chicago 1155 East 60th Street, Room 150 Chicago, Illinois 60637	16,784(8)	*
Robert S. Taubman 200 East Long Lake Road Bloomfield Hills, Michigan 48304	37,819(9)	*
Diana L. Taylor Wolfensohn & Co. 1350 Avenue of the Americas, 29th Floor New York, New York 10019	8,486(10)	*
Bruno Vinciguerra Sotheby's 1334 York Avenue New York, New York 10021	21,081(11)	*
Dennis M. Weibling Rally Capital, LLC 2365 Carillon Point Kirkland, Washington 98033	33,638(12)	*
Mitchell Zuckerman Sotheby's 1334 York Avenue New York, New York 10021	10,877(13)	*
Directors and Executive Officers as a Group	2,163,569(14)	3.19%

* Represents less than 1%.

(1) Consists of 375,000 shares of common stock owned by Mr. Angelo as well as 7,273 deferred stock units ("Deferred Stock Units") and 212.90 dividend equivalent rights ("Dividend Equivalent Rights") issued with respect to the Deferred Stock Units owned by him; and 25,000 shares of common stock owned by his wife.

(2) Consists of 3,305 shares of common stock owned by Lord Blakenham as well as 26,257 Deferred Stock Units and 1,776.18 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by him.

(3) Consists of 39,162 shares of common stock owned by Mr. Ching and 14,611 shares of unvested Restricted Stock.

(4) Consists of 14,005 shares of common stock owned by the Duke of Devonshire as well as 26,257 Deferred Stock Units and 1,776.18 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by him.

(5) Consists of 11,102 Deferred Stock Units and 517.30 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by Mr. Questrom.

(6) Consists of 247,944 shares of common stock owned by Mr. Ruprecht, 189,651 shares of unvested Restricted Stock, and 122,500 shares of common stock that he has the right to acquire upon exercising options ("Option Stock").

(7) Consists of 25,000 shares of common stock owned by Mr. Sheridan and 11,504 shares of unvested Restricted Stock.

(8) Consists of 1,000 shares of common stock owned by Mr. Stewart as well as 14,957 Deferred Stock Units and 826.71 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by him.

(9) Consists of 12,821 shares of common stock owned by Mr. Taubman's grantor trust; 21,172 Deferred Stock Units and 1,325.53 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by him; 1,500 shares of common stock for which Mr. Taubman is the custodian for the benefit of his three minor children; and 1,000 shares of common stock, which his wife owns.

(10) Consists of 1,000 shares of common stock owned by Ms. Taylor as well as 7,273 Deferred Stock Units and 212.90 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by her.

(11) Consists of 12,568 shares of common stock owned by Mr. Vinciguerra and 8,513 shares of unvested Restricted Stock.

(12) Consists of 8,340 Deferred Stock Units and 297.82 Dividend Equivalent Rights issued with respect to the Deferred Stock Units owned by Mr. Weibling as well as 15,000 shares held in an IRA and 10,000 shares of common stock owned by Eagles Wings LLC, which are pledged in connection with margin account agreements and over which Mr. Weibling has sole voting and dispositive power as managing member.

(13) Consists of 5,965 shares of common stock owned by Mr. Zuckerman and 4,912 shares of unvested Restricted Stock.

(14) See above notes.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") focuses on the Company's executive officers or NEOs (consisting of the Company's Chief Executive Officer, or CEO, Chief Financial Officer, or CFO, and its three other most highly compensated executive officers).

The Company's current NEOs are:

William F. Ruprecht	—	President & Chief Executive Officer ("CEO")
William S. Sheridan	—	Executive Vice President & Chief Financial Officer ("CFO")
Bruno Vinciguerra	—	Executive Vice President & Chief Operating Officer ("COO")
Kevin Ching	—	Chief Executive Officer, Asia
Mitchell Zuckerman	—	Chairman, Sotheby's Financial Services

This CD&A is organized into the following sections:

- 2009 Business Context
- Objectives Relating to NEO Compensation
- Elements of NEO Compensation and the Decision-Making Process
- Other Arrangements, Policies and Practices Related to Sotheby's Compensation Programs

2009 Business Context

The significant problems in the world economy that occurred during 2008 continue to be an important backdrop to understanding NEO incentive compensation at Sotheby's with respect to 2009. Beginning in late 2008 and continuing through 2009, the Company reacted quickly to the sustained economic downturn by implementing a comprehensive cost reduction program, the following measures of which directly affected NEO pay:

- Base salary reductions (as detailed in the *Base Salary* section below)

- Reduction in the U.S. 401(k) Company matching contribution (described in the *Retirement Benefits Compensation* section below)
- One week of unpaid furlough (two weeks in the case of Mr. Ching as he does not participate in the U.S. 401(k) plan and accordingly was not subject to the reduction in retirement benefit contributions mentioned above).

The totality of these actions resulted in a reduction of 11% - 15% of each NEO's 2009 base compensation compared to 2008.

As explained in more detail below, the Compensation Committee concluded that these actions served to more closely align senior management compensation with diminished shareholder returns during a period of widespread economic challenge. Despite the severe downturn in the international art market throughout much of 2009, these cost-reduction measures - along with the sustained high performance of senior executives and the efforts of the entire staff - were instrumental in the Company's substantially improved financial performance during the fourth quarter. Management is very encouraged by the level of auction sales activity in the fourth quarter of 2009 and in early 2010. With the international art market showing signs of recovery, improved Company revenue margins, and a significantly reduced cost base, management believes that Sotheby's is well positioned to improve upon its financial results in 2010. At the same time, management remains mindful of the prevailing level of global economic uncertainty and the potential for continued art market volatility.

Objectives Relating to NEO Compensation

Sotheby's executive compensation program consists of a mix of base salary, incentive opportunities (annual cash bonus and longer-term incentive equity awards), retirement benefits, and certain other benefits as outlined below. These compensation elements are intended to maintain Sotheby's competitive position in the market by enabling the Company to attract and retain key talent in the unique global business of fine art auctioneer, while concentrating a majority of NEO compensation in performance-based cash and equity programs that align NEO interests with those of Company shareholders. It is the intent of the Compensation Committee of the Board of Directors (Committee) to provide incentives for Company leadership to meet and exceed high individual and corporate performance standards both annually and in the longer term, without encouraging excessive risk-taking See discussion under Corporate Governance; Board Committees; Compensation Committee—*Compensation Policies and Programs Risk,* above.

The Committee identified the following key objectives for the NEO compensation program for 2009, which are substantially the same as those that were applicable in 2008:

- **Market-Based Pay**

  Generally speaking, the Committee believes that NEO compensation should be consistent with pay practices at comparable companies, in order to attract and retain top management talent. However, this approach is relatively difficult for Sotheby's. Sotheby's is a unique public company with no directly comparable peers. Although some level of comparison to other companies is helpful, recognizing the unique nature of Sotheby's business is also essential. As a result, the Committee considers pay practices and awards at other public companies as an imprecise, but still helpful, "market check", without relying on these data points as formal benchmarks. Consequently, a review of market pay and practices is performed from time to time on a case-by-case basis, as the Committee deems necessary (for more detail see *Pay Practices* section below).

- **Pay Variable with Performance**

  NEOs should have an incentive to exceed annual individual and company performance goals, but also be motivated to work for the long-term success of the business. To this end, Sotheby's has increased its emphasis on variable pay for both the near and the longer-term, basing a greater proportion of total compensation on the achievement of individual and company results both annually and over the longer term.

  In 2007, the Committee retained the independent compensation consultant Semler Brossy Consulting Group, LLC (Semler), to design a contemporary incentive program for the executive population of the company, incorporating both short-term and long-term incentives, that emphasizes variable pay. The measures developed to fund and deliver performance-based pay apply to NEOs as well as the broader executive population.

In 2008, based on Semler's recommendation, the Committee increased its focus on individual performance relative to Company-wide results for individual incentive award determination and then, in early 2010, further increased its emphasis on variable pay for performance by creating a new performance-based equity compensation program. The equity program (including awards with respect to 2009 performance) shifted from awards of service vesting restricted stock units (RSUs) to performance-based equity awards in the form of performance share units (PSUs). PSUs require achievement of both performance and service criteria for vesting.

By increasing variable pay as a percentage of total compensation, Sotheby's can better align executive compensation with value delivered to its shareholders. This design limits fixed costs and also results in higher pay occurring in periods when merited by improved performance, contributing to fiscal stability for the Company. This approach is especially important because of the cyclical nature of the global art market.

- **Alignment of Executives and Shareholders**

  Sotheby's shift from service-vested restricted stock units (RSUs) to performance-based equity awards (PSUs) strengthens the alignment of interests between executives and shareholders, as does the occasional award of stock options to very senior executives.

- **Retentive Features of Incentive Pay Programs**

  Sotheby's incentive programs promote retention of high performing executives. A mix of compensation opportunities that includes performance-related short and long term incentives tied to measurable results is important to motivate, reward and retain executive talent. In addition, the specialized nature of Sotheby's business and the challenge of attracting appropriate executives with the requisite skills increase the importance of retention.

- **Affordability of Compensation**

  The Committee has worked with Semler to identify the most appropriate financial metrics to ensure that total compensation does not exceed what the Company can reasonably afford. Sotheby's regularly measures its total compensation for all employees against a variety of financial metrics, including Company revenues, net income, and earnings before interest, taxes, depreciation and amortization ("EBITDA"). These metrics are used to determine the size of the annual incentive compensation pool. (For a discussion of how the Company calculates EBITDA, see "Supplemental Financial Information" at the end of this Proxy Statement.)

  The above objectives are not necessarily weighted equally, although the Committee has increasingly emphasized pay-for-performance as a guiding principle. Individual awards are determined through a review of individual performance against the entirety of these objectives, as discussed under *Individual NEO Performance Assessments and Incentive Compensation Awards* below. The Committee continues to review its philosophy and believes it is important for this philosophy to evolve as a part of good governance practice to reflect the development of the Company's business over time.

Elements of NEO Compensation and the Decision-Making Process

Sotheby's compensation package for NEOs consists of six basic elements outlined in the following table. These elements are based on our compensation objectives described in the previous section, but each has its own purpose. Many of the programs in which the NEOs participate are also open to a broader leadership-level group or to the full employee population.

Element	Purpose	Description
Base Salary	Provide base-line compensation reflecting job responsibilities and experience	Fixed portion of total pay

Element	Purpose	Description
Annual Performance-Based Bonus	Reward individual performance and create alignment with business strategy and operating performance	Cash award
Long-Term Incentives	Drive long-term strategic focus and provide opportunities for ownership and financial rewards to promote decision making consistent with the goals of the Company and shareholders	PSUs and Stock Options with 4 year vesting (RSU awards were made in early 2009 but were with respect to 2008 performance)
Broad-Based Benefits	Offer health program and other coverage to support well-being and healthy lifestyles	Contribution to medical, dental and vision coverage; life, short-term and long-term disability and accident insurance; paid vacation
Retirement Benefits	Support retirement savings	Company contributions to applicable U.S. 401(k) plan, Hong Kong Provident Scheme and supplemental U.S. Deferred Compensation plan
Perquisites	Provide comprehensive and competitive pay packages	Payments for car allowances; club membership dues; financial planning services; and executive life insurance premiums

Mix of Compensation Elements

The Committee works with management to create an effective mix of compensation elements and potential outcomes for the NEOs. The primary focus of the compensation mix is based on our pay-for-performance philosophy, key objectives for compensation and the following characteristics of each compensation element:

- Fixed vs. Variable Compensation: 80% of the value of the CEO's targeted compensation package, and approximately 50% of the targeted compensation package for the other NEOs, is weighted toward performance and compensation that is earned when our executives or the Company are successful in ways that also support shareholder interests. Targeted compensation consists of each NEO's base salary, annual incentive cash target and long-term equity incentive target.
- Short vs. Long-Term Focus: compensation elements for the NEOs focus on the objectives in our strategic plan and create a balance between more immediate and longer-term goals.
- Cash vs. Non-Cash: the forms of payment to our NEOs vary by type of compensation and are intended to create a well balanced overall compensation package with a mixture of cash, equity and other benefits.

The following table summarizes how each compensation element delivers on the characteristics outlined above. While we do not establish targeted ratios for each characteristic, we do monitor the balance between them on a regular basis.

Element	Fixed vs. Variable Compensation	Short- vs. Long-Term Focus	Cash vs. Non-Cash
Base Salary	Fixed: increases are based on level of responsibility, experience and individual performance	Short-term	Cash

Element	Fixed vs. Variable Compensation	Short- vs. Long-Term Focus	Cash vs. Non-Cash
Annual Performance-Based Bonus	Variable: bonus payments can vary widely from year to year based on Company and individual performance	Short-Term	Cash
Long-Term Incentives	Variable: value of PSUs, RSUs and Stock Options can vary widely based on Company and stock price performance	Long-Term	Non-Cash
Broad-Based Benefits	Fixed: benefits provide a value that can increase based on usage	Short-Term and Long-Term	Cash and Non-Cash
Retirement Benefits	Variable: some variation in value based on Company performance (profit sharing) and individual performance (annual performance-based bonus matching contribution for broad-based U.S. 401(k) plan and top-hat U.S. Deferred Compensation plan and Hong Kong Provident Fund Scheme.)	Long-Term	Cash
Perquisites	Fixed	Short-Term	Cash and Non-Cash

Base Salary

Each NEO receives a base salary to provide predictable income to the executive. The Committee sets NEO base salaries based on levels of responsibility and historical individual performance as well as expected future potential, all of which have subjective aspects, as well as market data for similar positions (for more detail see *Pay Practices* section below).

The annual base salary for William F. Ruprecht, Sotheby's CEO, is set through early-2011 under his 2006 employment arrangement; however, at Mr. Ruprecht's request, an amendment was made to Mr. Ruprecht's employment agreement effective April 1, 2009 to reduce his base salary by $100,000 in support of the Company's cost reduction program initiated in late 2008.

The remaining NEO's, Messrs. Sheridan, Vinciguerra, Ching, and Zuckerman (each of whom has a severance agreement with the Company permitting the executive to terminate employment in the event of a material diminution of pay), and other senior executives also agreed to voluntary annual base salary reductions effective May 1, 2009 by amending their agreements, accordingly (see *Employment Agreements and Change in Control Payments* section below). The following table shows the NEO salary reductions:

2009 NEO Salary Reductions

NEO	Annualized Base Salary		2009 Partial Year Impact of Salary Reduction
	2008	2009	
William F. Ruprecht	$700,000	$600,000	$86,538
Kevin Ching	$645,020	$580,518	$54,165
William S. Sheridan	$600,000	$540,000	$50,385
Bruno Vinciguerra	$550,000	$495,000	$46,186
Mitchell Zuckerman	$535,000	$481,500	$44,926

The NEO salary reductions were initially intended to be reviewed after a twelve month period; however, the Committee decided that due to positive results in the fourth quarter of 2009 and an encouraging start to 2010, it was appropriate to reinstate the NEOs salaries after a ten month reduction.

Accordingly, Mr. Ruprecht's full salary was reinstated on February 1, 2010 and Messrs. Ching, Sheridan, Vinciguerra and Zuckerman's full salaries were reinstated on March 1, 2010.

For further discussion of NEO employment arrangement amendments, see *"Employment Agreements and Change in Control Payments"* below.

Annual Incentive Compensation Program

In 2008, the Committee implemented a new annual incentive program (Incentive Program) to better align Company performance and individual contributions.

The Incentive Program provides the Committee with a quantitative framework for establishing the annual incentive compensation pool to fund cash bonuses and equity awards to NEOs and to all other employees at year-end. The ultimate size of the incentive compensation pool falls within a pre-established percentage range of the Company's EBITDA. Annually the Committee uses its subjective judgment to determine where within the range to establish the actual pool by considering various qualitative factors, such as how well management drove and optimized results in the overall market and economic environment during the year, as well as achievement of specific elements of the Company's confidential multi-year strategic and operating plans. The incentive pool may be further adjusted by the Committee, upward or downward within a pre-determined percentage range, based on a number of additional qualitative factors, such as leadership in furthering the mandate to develop a more client-focused culture, consistent with the Company's strategic focus. The Committee then reviews the overall Company compensation-to-revenue ratio against a range previously established by the Committee in order to assess whether there is an appropriate level of total Company compensation cost for the year.

Sotheby's does not disclose the specific details of the EBITDA and compensation-to-revenue measures. The Committee believes that such disclosure would result in significant competitive harm to the Company. While Sotheby's competes with many dealers and auctioneers worldwide, it fiercely competes daily for clients and for global market share with only one principal international competitor, Christie's. This competition extends to recruitment of the art specialists, client relationship managers and other executives who form the backbone of our business. Our principal competitor is a private company and is not subject to public company disclosure obligations.

Further, Sotheby's does not provide specific guidance to investors regarding earnings, EBITDA or revenues. Providing detail regarding the percentage of EBITDA allocated to the annual incentive compensation pool, the subjective factors used by the Compensation Committee to adjust the size of the pool, or the compensation-to-revenue measure, would provide our principal competitor and others with valuable information about our business strategy, even when provided on an historical basis, as past results are predictive of the future. For example, this detail would enable our competitor to understand how we allocate resources to compensation versus other corporate purposes. It could provide valuable insight into our strategic plan and tactical competitive actions. It might also enable our principal competitor to design compensation programs that might entice our executives to leave for what are perceived to be more lucrative pay opportunities.

A degree of difficulty assessment is inapplicable to establishment of the EBITDA allocation range, as there is no achievement associated with the mere existence of this range. At the Committee's discretion, the pool available for incentive compensation is a percentage of whatever EBITDA the Company achieves in a given year. Where that percentage lies within the pre-established range is based on the qualitative and subjective criteria discussed above, as determined by the Committee. To the extent that the Committee considers specific elements of the Company's strategic and operating plans, it does so qualitatively rather than quantitatively. Similarly, the revenue to compensation measure is not an achievement as such, but rather serves to assist the Committee in determining whether the level of incentive compensation is appropriate. It is possible to assess the degree of difficulty in respect to individual NEO target achievement, as discussed under the *Individual NEO Performance Assessments* and *Degree of Difficulty of 2010 Performance Targets* sections below.

Establishment of NEO Goals

Under the Incentive Program, NEOs have individual cash and equity target bonus opportunities set at the beginning of the year. However, the actual awards received, if any, are subjectively determined by the Committee at its discretion (as described below in the *Individual NEO Performance Assessment and Incentive Compensation* section) rather than by a specific formula tied to achievement of the target amounts. At the beginning of each year, NEOs participate in establishing personal financial and non-financial goals for the upcoming year; goals for Messrs. Sheridan, Vinciguerra, and Zuckerman are agreed with and approved by the CEO, who is their direct supervisor; goals for Mr. Ching are agreed with his supervisor, Mr. Vinciguerra, the COO, and are approved by the CEO. The CEO's goals are approved by the Committee. As discussed above, disclosure of these goals—whether for prior or future periods—would reveal key aspects of the Company's internal strategic business plan and thereby cause serious competitive harm to the Company.

NEOs may establish goals in categories relating to improving the Company's internal capabilities and processes, furthering the Company's client-focused strategy, developing specific client relationships, or developing staff. In 2009, individual goals for Messrs. Ruprecht, Vinciguerra and Ching included specific confidential financial targets. For all of the NEOs, individual goals included other non-financial objectives relating to the categories referenced above that, if disclosed, would also be competitively harmful to the Company.

Achievement of the objectives and initiatives outlined in Sotheby's annual operating plan is itself a performance goal that is shared collectively by all members of senior management. It is not, however, used as a formulaic measure in determining individual NEO pay. Operating plan objectives consist of goals related to auction sales turnover, revenue margins, cost containment and profitability growth.

Individual NEO Performance Assessments—Annual Incentive Cash and Equity Awards under the Incentive Program

At year end, the NEO's supervisor and the CEO assess whether the agreed goals have been achieved, along with the NEO's additional accomplishments and contributions in addressing unanticipated challenges and opportunities throughout the year. For the CEO, the Committee performs this assessment.

The CEO and Executive Vice President of Human Resources prepare a written report concerning each NEO's performance and recommended incentive awards, which is submitted to the Committee for review. These reports also include confidential assessments of each NEO's performance against the Company's confidential multi-year strategic initiatives.

The Committee discusses each NEO's performance, asking questions of the CEO and Executive Vice President of Human Resources when necessary. Along with overall Company financial performance, the Committee uses the NEO performance reviews to guide its determination of individual NEO incentive compensation awards.

For the CEO, the Committee continued with the review process established in 2008, which entailed structured interviews of senior Company executives by members of the Board of Directors. In addition, Mr. Ruprecht provided his annual performance self assessment to the Committee, which also assisted the Committee in evaluating his performance.

In determining the incentive compensation for each NEO, the Committee considers financial, operational, strategic, and individual performance, amongst other factors, with the Committee ultimately using its subjective judgment to determine the amount of the award, if any. The amount and type of incentive compensation paid to each NEO is not derived formulaically.

As a result of the Company's diminished profitability in 2009, the incentive compensation bonus pool was substantially reduced. The NEOs, however, met many of their 2009 individual goals relating to improving margins and reducing costs as well as improving the Company's internal capabilities and processes, furthering the Company's client-focused strategy, developing specific client relationships, or developing staff, some of which are summarized below in the discussion of the elements of individual performance considered by the Compensation Committee in making awards to each NEO:

William F. Ruprecht

Charted and led the Company's response to a global economic crisis which resulted in $160 million in cost reductions and a 37% auction commission margin improvement. Implemented a cost reduction program which required staff reductions in multiple international locations, the consolidation and reorganization of various functions, and a redesign of certain marketing tools and business development processes. These cost reduction and margin improvement achievements leave the Company well positioned to capitalize on an economic upturn and art market rebound as it occurs. Additionally, Mr. Ruprecht made substantial achievements with respect to his individual non-financial performance goals such as key client initiatives relating to communication, loyalty and service.

Mr. Ruprecht recommended to the Committee that he forego a cash bonus for 2009 in acknowledgment of the difficult environment facing the Company (he also requested and received no cash bonus in 2008). Mr. Ruprecht also requested that he receive his contractually provided RSU award in the form of PSU's to be consistent with all other NEO and senior executive equity award types relating to 2009 performance. The Committee accepted these recommendations and in recognition of Mr. Ruprecht's significant contributions in 2009, as well as his willingness to replace a contractual stock award conditioned solely on his continued service (RSUs) with an award that requires sustained company performance for vesting to occur (PSUs), the Committee approved a $2.2 million PSU award. In order to make this type of award, an amendment was required to Mr. Ruprecht's employment agreement which had stipulated that Mr. Ruprecht receive an annual award of service vested restricted stock valued between $1.4 - $2.2 million. This amendment was signed as of February 9, 2010.

William S. Sheridan

Led efforts to restructure the Company's balance sheet and secured a new three-year credit agreement in an especially challenging environment. Improved various internal processes and significantly reduced past due client receivables as compared to 2008 levels. Also, restructured the international tax department, lowering its cost and increasing its capabilities.

Bruno Vinciguerra

The operating driver of the Company's cost savings and revenue margin management in 2009. Developed measurements relating to client initiatives and provided crucial leadership by enhancing structure and process in various areas of the business.

Kevin Ching

Delivered impressive Asian results through considerable reductions in operating expenses and effective management of revenue margins. Also, made good progress in executing various confidential strategic initiatives relating to China.

Mitchell Zuckerman

Led major deal negotiations in North America and Europe as well as successful efforts to collect receivables in a difficult economic climate. Mentored the new Managing Director of Sotheby's Financial Services.

To recognize the considerable achievements outlined above, which reflect the overall strong leadership and guidance of the Company's senior management team in a difficult operating environment, the Committee made the cash and equity awards to the NEOs detailed in the *2009-Related Incentive Compensation Paid in 2010* table (Please note: the equity awards granted in 2009 detailed in the *Summary Compensation Table* below are in respect to 2008 performance. The equity and cash awards in respect to 2009 performance are included in the *2009-Related Incentive Compensation Paid in 2010* table).

Each NEO, as well as certain other executive officers and senior staff received a performance share unit (PSU) grant in early 2010 with respect to 2009 performance. Awards of PSUs were the only equity component for Messrs. Ruprecht, Ching and Zuckerman. PSUs were a significant equity component for

Messrs. Sheridan and Vinciguerra, who also received stock option awards. Because PSU awards require achievement of both service and performance thresholds for vesting and because their ultimate value is tied to Sotheby's stock price, the Committee believes these are an appropriate form of long term incentive compensation. (For more detail regarding the PSU program please see the *Performance Shares* section below.)

Degree of Difficulty of 2010 Performance Targets

Historically, NEO cash incentive awards have ranged from 130% to 260% of individual NEO targets in 2005 through 2007, compared to 0% to 51% of targets in 2008 and 2009. Whether an NEO is likely to meet his individual financial and non-financial performance targets for 2010 is a complex assessment, resulting in part from the individually-tailored nature of the targets as well as the unpredictable business environment. And, as stated earlier, the actual awards received, if any, are subjectively determined by the Committee rather than by a specific formula tied to the target amounts. The Committee believes that each NEO will be required to fulfill substantially challenging individual performance goals for 2010 to receive 100% of his target incentive compensation. These goals will require actions on the part of each NEO that will exceed the fulfillment of routine day-to-day job responsibilities, including management of Company-wide revenue, margin and cost containment targets. In the Committee's view, these goals may be especially challenging to achieve in the current operating climate.

As discussed in the *Annual Incentive Compensation Program* section above, the Committee believes that disclosing the specific financial and non-financial goals would result in significant competitive harm to the Company.

NEO Incentive Compensation and Section 162(m)

Under the Incentive Program, cash bonuses for the CEO and cash bonuses and equity awards for other NEOs and other executive officers may be made under the Company's Executive Bonus Plan, which serves as the Company's Internal Revenue Code Section 162(m) plan (the "162(m) plan") in order to set an objective threshold for eligibility to receive incentive compensation which qualifies for deductibility under Section 162(m) of the Internal Revenue Code. This tax law provision permits a company to deduct compensation exceeding $1 million for an NEO only to the extent that compensation is performance-based.

The sole purpose of the 162(m) plan threshold is to determine what NEO compensation is eligible for tax deduction by the Company. It is not relevant to determining the size and type of awards. The determination of the size and type of awards is based upon the size of the annual incentive compensation pool and the achievement of personal financial and non-financial goals and other aspects of job performance as described above.

For a more detailed description relating to 162(m) deductibility of NEO Compensation, please see the *Tax Treatment of NEO Compensation* section below.

Long-Term Incentives

New Performance Share Units (PSUs)

As discussed above, Sotheby's faced significant economic challenges during 2009 and anticipated that the challenging environment would likely continue in 2010. This consideration led the Committee in early 2009 to ask Semler to assist in developing a new performance-based equity program. The Committee adopted a PSU program which acknowledges the cyclical nature of the art market and whereby expense coincides with affordability, as historically, Sotheby's financial results tend to vary considerable from period to period. The PSU program emphasizes the alignment of financial interests of NEOs and other senior staff with the promotion of sustained shareholder value and achieves a more effective balance with the shorter-term cash incentive component of the annual Incentive Program. The PSU program is structured as follows:

- Awards will vest based upon the level of achievement of a pre-tax earnings target (Target) over a four year vesting period (i.e. units vest on the 1st, 2nd, 3rd and 4th anniversary from the date of grant).
- The Committee will set the Target at the time of grant with reference to the Company's confidential operating plan. This same Target will be used to determine how many units vest annually over the four year performance period.
- Vesting can occur at three levels of Target achievement for each vesting year:
  - 100% vesting if the Target is achieved or exceeded
  - 75% vesting if 2/3 of the Target is achieved
  - 50% vesting if 1/3 of the Target is achieved
- In recognition of the historically high levels of art market volatility, the program includes "roll-over" / "catch-up" features for both units and pre-tax earnings:

  Units

  - If the Target is not fully achieved on a particular vesting date, unvested PSUs may still vest if the Target is exceeded on a future vesting date. A portion of unvested PSUs remaining at the end of the four year vesting period may also vest, depending on the level of achievement of the cumulative four year Target.

  Pre-Tax Earnings

  - To the extent the Target is exceeded for a particular vesting date, the amount of excess pre-tax earnings will be credited towards Target achievement for future vesting dates.

Sotheby's does not provide specific guidance to investors regarding earnings or pre-tax earnings. The 2010 Target is linked directly to the Company's non-public strategic and operating plan and as such constitutes highly sensitive, confidential business information, the disclosure of which the Committee believes would result in serious competitive harm to the Company, particularly in the hands of its principal global competitor. Specifically, disclosure of the Target would provide our principal competitor with valuable insight into our revenue and margin expectations, and might allow it to gauge the Company's willingness to compete for highly contested consignments. Even on a retrospective basis, disclosure of the Target could be competitively harmful, as past results are predictive of the future. The Company expects to issue Performance Share Units in subsequent years with different Targets based on its expectations of future performance at that time. Knowledge of the Target established over a number of years could assist our competitor in identifying patterns in the Company's revenue and margin planning versus reported revenues and margins and provide insight into how the Company reacts to changes in market circumstances.

As the Target is established with reference to the Company's confidential operating plan, as approved by the Board of Directors, it is the Committee's view that achievement of the Target will be challenging because it will require significant financial improvement over 2009 Company performance.

In 2010, the vast majority of equity awards, and all such awards to NEO's under the Restricted Stock Unit Plan were made in the form of PSUs instead of RSUs. For the foreseeable future, the Company intends to make all future equity awards in the form of PSUs, so that the Company will ultimately incur expense only in relation to achievement of the performance target, i.e., expense will coincide with affordability. (All individual NEO equity awards with respect to 2009 are detailed in the *2009-Related Incentive Compensation Paid in 2010* table below).

2006 Performance Shares

In 2006, the Company developed and awarded Messrs. Ruprecht, Sheridan and certain other non-NEO executives, Performance Shares, which are restricted stock shares that vest only upon the achievement of predetermined cumulative three and five year company financial or market performance criteria established by the Committee. Due to a difference in timing of establishing employment arrangements, Mr. Ruprecht's performance period with respect to his award was established six months earlier than that for Mr. Sheridan and the other non-NEO executives. Sotheby's achieved the three year company financial performance criteria resulting in the subsequent vesting of 60% (180,000) of Mr. Ruprecht's restricted stock shares. However, due to this timing difference, Sotheby's did not satisfy Mr. Sheridan and the other executives' three year performance criteria for either company financial or market performance and it appeared that the cumulative five year performance criteria required for the restricted stock shares to vest would not be achieved (for details of the performance vesting criteria see below).

In light of the unlikely vesting of the 2006 Performance Shares, the Committee viewed these awards as no longer providing sufficient retention and motivation for Mr. Sheridan and the other non-NEO executives. To introduce additional years of retention incentives and provide continued motivation in the short and long term, the Committee asked Semler and engaged Frederic W. Cook & Company (Cook) to explore possible equity alternatives. After extensive discussions with Semler and consideration of the research performed by Cook, the Committee proposed an exchange of Mr. Sheridan and the other executives' Performance Shares for awards of the new PSUs with the following stipulations:

- The replacement PSU award not exceed 80% of the number of Performance Shares previously awarded in 2006 to acknowledge that neither the financial nor market performance criteria of the 2006 award were achieved.
- The PSU award vest over an additional 4 year period subject to the satisfaction of the financial performance criteria established at the time of grant (as described under *New Performance Share Units* section above).

On February 9, 2010, the Committee cancelled Mr. Sheridan's 2006 Performance Share award and granted a new PSU award as detailed below:

	2006 Performance Share Award	**2010 PSU Replacement**	**2010 PSU Replacement % of 2006 Award**
William S. Sheridan	53,681	40,000	75%

The incremental cost of the exchange of Mr. Sheridan and the other executives' Performance Shares for awards of the new PSUs is not material to the Company.

Performance vesting criteria for the 2006 awards

Grant Date Anniversary	**Performance Criteria**	**% of Award Vesting if criteria are met**
3rd	7.2% compound annual growth rate in Sotheby's common stock price (plus dividends) for the preceding three years	60%
	OR	
	10% cumulative compound annual growth rate of Sotheby's net income for the preceding three years	40%
5th	7.2% compound annual growth rate in Sotheby's common stock price (plus dividends) for the preceding five years	(3rd anniversary vesting occurred)
	OR	OR
	10% cumulative compound annual growth rate of Sotheby's net income for the preceding five years	100% (no vesting on 3rd anniversary)

Stock Options

The Company continues to maintain the Stock Option Plan. In recent years, the Company had not awarded stock options to NEOs or any other employees. However, in 2010, the Committee granted nearly all of the remaining stock options available for issuance under the plan to Messrs. Vinciguerra and Sheridan and other senior staff, to further align their incentive opportunities with shareholder interests and to strengthen retention of these executives. These awards were made in consideration of these executives' achievements in 2009 (see *Individual NEO Assessment* section above) and potential future contributions to the Company. The Company does not presently intend to replenish the stock option reserve.

Restricted Stock and Restricted Stock Units

The Company retains the authority to make awards of restricted stock shares or restricted stock units under the Sotheby's Restricted Stock Unit Plan (amended and restated effective as of February 1, 2009). However, in early 2010, the Committee determined that RSUs did not most effectively align equity expense with performance. As a result, the Committee shifted its equity compensation strategy towards the issuance of PSUs (described above), as the Company will ultimately incur expense only if the performance criteria is achieved, *i.e.*, expense will coincide with affordability. The Committee believes that PSU's will better align the financial interests of the NEOs and other senior executives with the promotion of sustained shareholder value.

Timing of Equity Award Grants

The equity awards made by the Committee to NEOs in early 2010 with respect to 2009 consisted of performance share units and stock options. Under the new Incentive Program, equity awards are granted during the first quarter following the year for which the relevant performance period has been completed.

Broad-Based Benefits

The NEOs are eligible to participate in the health and welfare benefits generally made available by the Company to its regular full-time employees, such as medical, dental and vision coverage; life, short-term and long-term disability and accident insurance; and paid vacation.

Retirement Benefits

United States 401(k) Plan

The Sotheby's, Inc. Retirement Savings Plan, or 401(k) plan, is the primary retirement benefit offered to all United States employees. Previously, participants were provided a full matching Company contribution of up to 6% of eligible compensation, however, in May, 2009, as part of the Company's cost reduction program, matching contributions were permanently reduced from 100% (dollar for dollar) to 50% (fifty cents for every dollar) of up to 6% of eligible compensation (i.e., maximum of 3% of eligible compensation). Participants continue to be eligible to share in Company profit sharing contributions to the 401(k) plan if the Committee, in its discretion, declares a profit sharing contribution for that year. The maximum profit sharing percentage is 4% of eligible compensation; however, as a result of the Company's lower profitability, the Committee did not award a profit share contribution in respect to 2009 performance.

United States Deferred Compensation Plan

The United States-based NEOs and other senior staff may participate in the Sotheby's Deferred Compensation Plan (see *Non-Qualified Deferred Compensation Benefits* table below). This plan allows participants for whom contributions to the 401(k) plan are limited by Internal Revenue Code regulations to defer annually a portion of their pre-tax income from the Company and the Company provides contributions on the same basis as for the 401(k) plan, as detailed above. The Deferred Compensation Plan provides participants with a broad menu of investment crediting options which track a portfolio of various deemed investment funds.

In designing the Deferred Compensation Plan and choosing among various service providers to administer the plan, in 2006, the Company retained Hewitt Associates, a nationally recognized benefits consulting firm.

Hong Kong Provident Scheme

Mr. Ching, who works and resides in Hong Kong and is not eligible to participate in the United States retirement plans, participates in the Hong Kong Provident Scheme, a defined contribution plan that has similarities to a 401(k) plan.

A detailed discussion of the United States Deferred Compensation Plan and the Hong Kong Provident Scheme appear later in this proxy statement under "Pension Benefits."

Perquisites

In order to provide comprehensive and competitive compensation packages to its NEOs and other senior executives, the Company provides a limited number of perquisites to these individuals, including car allowances, club membership dues, financial planning services and executive life insurance premiums in addition to benefits available to all Sotheby's full time employees. The Company considers these perquisites to be reasonable.

In 2009, Sotheby's provided gross-up payments on certain perquisites to NEOs as reported in the Summary Compensation Table. However, in 2010 all gross-up provisions will be removed from all NEO perquisites (subject to existing contractual commitments to Mr. Ruprecht). It is the Committee's intent to remove all gross-up provisions from future agreements with Mr. Ruprecht. The Committee has determined that these enhancements of perquisites are unnecessarily costly relative to the underlying perquisites and are not consistent with current best practices for NEO compensation.

Other Arrangements, Policies and Practices Related to Sotheby's Compensation Programs

Outside Compensation Consultants

Consultant Employment Process

The Sotheby's Compensation Committee Charter grants the Committee the power to retain and terminate compensation consultants and the sole authority to approve a consultant's fees and other terms of an assignment. The Committee uses Semler Brossy Consulting Group, LLC as its primary independent advisor. The Committee also draws on advice from other consultants from time to time to provide a second opinion or assist with special projects.

In 2009, the Committee engaged Farient Advisors to perform various peer group analyses with respect to consideration of a new employment agreement for the CEO (whose current agreement expires on March 31, 2011; no new employment agreement has been entered into as of the date of this proxy statement). The Committee also engaged Cook to provide a second opinion on the sizing of the replacement PSU awards.

Outside Compensation Consultant Policy

To ensure that outside compensation consultants retained by the Committee maintain a level of independence from management, no compensation consultant may provide services contracted by Company management unless the Committee has approved in advance each service and the material terms of the engagement, including fees.

Pay Practices

Market-Based Pay

The nature of Sotheby's business requires unique talent. The Company participates in the highly competitive global art market, and all of its significant direct business competitors, including Christie's, are private. As a result, these competitors do not disclose executive compensation data.

Given the absence of competitor data, the Committee does not conduct an annual review of competitor pay levels. Periodically, when needed, the Committee has referenced general industry survey and "related" peer group data (see *Competitive Pay Sources* chart below) to ensure that total compensation costs are reasonable relative to the company's cost and business structure, and that individual NEO pay levels are set within a reasonable range of perceived market practices. Yet because the Committee lacks confidence that the data match Sotheby's circumstances, it does not regularly rely on this data for determining NEO pay levels.

Rather, the Committee considers a number of subjective performance factors in making NEO compensation decisions. To set NEO compensation in 2009 and in prior years, the Committee considered the following performance factors:

- Historical performance by the individual
- The individual's projected contributions to Sotheby's future growth
- Leadership skills and overall reputation within the Company

Competitive Pay Sources Used to Assess Reasonableness of Pay

Data Source	Application
Set of custom peer groups (82 companies total) developed by Cook in 2005. Includes public companies in several related sectors with similar financial characteristics: • Group 1—Similar Financial Profile Companies, comprising companies with market capitalization, earnings and other financial attributes similar to Sotheby's • Group 2—Typical Benchmark Companies, primarily retailers • Group 3—Carriage Trade Companies, primarily luxury goods and services businesses • Group 4—Professional Services Companies, primarily management, information technology and human resources consulting firms • Group 5—Apparel Companies, primarily well-known clothing lines Appendix A to the proxy statement is a list of the companies comprising the five groups described above.	Used to determine the pay levels included in Mr. Ruprecht's current employment agreement and to establish a baseline pay level for Mr. Sheridan.
2008 US Mercer Benchmark Database—Executive, a general industry survey of 2,579 organizations	Input to determining pay for Mr. Vinciguerra

Tax Treatment of NEO Compensation

The Committee has taken into consideration Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m), regarding NEO Compensation. Section 162(m) permits the Company to deduct NEO compensation exceeding $1 million if objective performance criteria are fulfilled.

Under the 162(m) plan, eligibility for tax-deductibility under 162(m) is determined with reference to a single financial threshold established annually by the Committee, at the beginning of the year. For 2009, that threshold was established as $75 million of EBITDA, adjusted to exclude any restructuring charges recorded as per U.S. GAAP accounting. Apart from determining objectively whether the pay for NEOs is eligible for tax-deductibility under 162(m), this 162(m) plan target has no other applicability. Accordingly, the Company sees no competitive harm in disclosing this EBITDA target. The Committee established a $3 million individual maximum award payable under the 162(m) plan which was approved by shareholders on May 7, 2007 in order to provide an amount sufficiently large to cover any likely award, even for a year of extraordinary performance. The Compensation Committee may adjust this amount down from year to year and did so for 2009 by reducing the individual maximum award to $2.5 million.

In 2009, the performance threshold established by the Committee was achieved. The Committee then used downward discretion under the 162(m) plan to lower NEO incentive awards from the 2009 $2.5 million maximum award to levels that are consistent with the level of awards under the company-wide Incentive Program and each NEO's achievement of his 2009 financial and non-financial goals. Accordingly, cash and equity incentive compensation awards under the Incentive Program, up to the maximum 162(m) plan award level, qualified for tax treatment under Section 162(m) (except for the CEO equity award). As shown in the 2009-Related Incentive Compensation Paid in 2010 Table below, actual incentive compensation awards with respect to 2009 were far less than the 162(m) plan $2.5 million individual maximum.

The NEOs would not have qualified for or received payment under the 162(m) plan with respect to 2009 performance if the Company had not achieved the $75 million EBITDA threshold. If the 2009 162(m) performance threshold was not met, any incentive awards made to an NEO would be at the discretion of the Committee and would not qualify for the deduction for performance-based compensation under Section 162(m) of the Internal Revenue Code.

No performance targets other than EBITDA were used to determine whether payments would be available under the 162(m) plan with respect to 2009 performance.

2010 162(m) Deductibility

For 2010, the Committee again established a minimum $75 million consolidated EBITDA (adjusted to exclude any restructuring charges recorded as per U.S. GAAP accounting) performance threshold under the 162(m) plan. Assuming the minimum performance threshold is met, each individual will be eligible for an award of up to $2.5 million; however, as it did for 2009 compensation, the Committee will exercise its downward discretion under the 162(m) plan so that the amounts of actual awards under the 162(m) plan are consistent with the level of awards under the Company-wide Incentive Program. Accordingly, incentive compensation awards under the Incentive Program, up to the 162(m) plan maximum award level, will qualify for tax treatment under Section 162(m), provided the 162(m) plan threshold is achieved.

Apart from determining objectively whether the pay for NEOs is eligible for tax-deductibility under 162(m), the 162(m) plan target has no other applicability. Accordingly, the Company sees no competitive harm in disclosing this EBITDA target.

Employment Agreements and Change in Control Payments

The Committee believes that it is beneficial to have employment or severance arrangements with the CEO and other NEOs in order to provide appropriate focus and financial security for these executives and that entering into these arrangements from time to time is necessary as an inducement to attract and retain senior executives.

Mr. Ruprecht has a long-term employment arrangement with the Company while the remaining NEOs have severance agreements with the Company. Mr. Ruprecht's employment agreement is the only existing NEO agreement which includes guaranteed elements, which are only in respect to the base salary and minimum level of equity award he can receive. Also, his agreement includes tax gross-up provisions in respect to excise tax payments in the event of a change in control and with respect to perquisites. However, it is the Committee's intent to remove all gross-up provisions from future agreements with Mr. Ruprecht.

In 2009, the Company entered into amendments of these agreements with each of Messrs. Ruprecht, Sheridan, and Ching to accommodate the voluntary salary reductions as part of the Company's cost reduction program as described in the *Base Salary* section above.

Messrs. Vinciguerra and Zuckerman entered into new severance agreements with the Company in December 2009. The new severance agreements provide benefits in lieu of benefits under the Company's U.S. Severance Plan, which has provisions that would have disqualified Mr. Vinciguerra's and Mr. Zuckerman's performance-based compensation for favorable treatment under Section 162(m) of the Internal Revenue Code.

Of the NEOs, only Mr. Ruprecht will receive a payment in addition to his severance payment if a change in control of the Company occurs. This payment is only triggered if his employment is terminated following a change in control. He and the other NEOs, along with all other Restricted Stock Unit Plan and Stock Option Plan participants, are entitled to the acceleration of service vesting restricted stock units and stock options upon a change in control of the Company. The Committee retains discretion in respect to acceleration of performance-based vesting of PSU awards upon a change in control of the Company. In Mr. Ruprecht's case, the Committee believes an additional payment is necessary and desirable in order to provide appropriate financial certainty and security for a talented CEO who has consistently proven himself over nearly a decade as a successful leader of Sotheby's.

Stock Ownership Policy

The Company's stock ownership policy, established in 2007, encourages senior executives to retain 50% of stock awards until a specified target number of shares are accumulated. Target ownership requirements vary depending on position, salary and equity award participation levels and are anticipated to take four to five years for most executives to attain. Though this policy is "voluntary," the Company monitors compliance for all executive officers, including NEOs, and failure to comply could jeopardize an executive's right to receive future equity awards. The CEO has a target ownership requirement of 120,000 shares and the other NEOs are required to hold 30,000 shares. All NEOs are in compliance with this policy.

Summary Compensation Table

The following table sets forth all compensation of the Chief Executive Officer, the Chief Financial Officer, who is the Company's principal financial offer, and each of the other three most highly compensated executive officers (collectively, the "Named Executive Officers" and, individually, a "Named Executive Officer") of the Company during 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)(3)	Total ($)
William F. Ruprecht President and Chief Executive Officer	2009	$613,462	$0	$1,400,000	$ 0	$0	$340,780	$2,354,242
	2008	$700,000	$0	$2,200,012	$ 0	$0	$686,047	$3,586,059
	2007	$700,000	$0	$2,200,010	$2,600,000	$0	$691,880	$6,191,890
William S. Sheridan Executive Vice President and Chief Financial Officer	2009	$549,615	$0	$ 199,996	$ 180,000	$0	$178,275	$1,107,886
	2008	$600,000	$0	$ 787,525	$ 180,000	$0	$249,538	$1,817,063
	2007	$600,000	$0	$1,182,902	$ 910,000	$0	$267,096	$2,959,998
Bruno Vinciguerra(4) Executive Vice President and Chief Operating Officer	2009	$503,814	$0	$ 712,501	$ 225,000	$0	$ 67,334	$1,508,649
	2008	$500,000	$0	$ 537,508	$ 250,000	$0	$ 96,303	$1,383,811
Kevin Ching(5) Chief Executive Officer, Asia	2009	$590,855	$0	$ 100,002	$ 261,233	$0	$110,582	$1,062,672
Mitchell Zuckerman Chairman, Sotheby's Financial Services	2009	$490,073	$0	$ 62,498	$ 177,500	$0	$ 63,728	$ 793,799
	2008	$535,000	$0	$ 281,257	$ 180,000	$0	$136,461	$1,132,718
	2007	$535,000	$0	$ 551,849	$ 931,250	$0	$155,504	$2,173,603

(1) Pursuant to recently adopted SEC rules, the amounts disclosed in this column reflect the grant date fair values of each stock award calculated in accordance with Financial Accounting Standards Board ASC Topic 718 (*Compensation-Stock Compensation*). In the Company's 2008 and 2007 proxy statements, the Company disclosed amounts in this column based upon the applicable SEC rules at the time. As required by the new SEC rules, the Company has recomputed the 2008 and 2007 amounts in this column to reflect the rules change. For further information as to the grant date fair value of the Company's stock awards issued to employees, see Notes C and Q of Notes to Consolidated Financial Statements contained with the Company's Annual Report of Form 10-K for the year ended December 31, 2009, filed with the SEC on March 1, 2010.

(2) The amounts disclosed in this column consist of the individual's annual cash incentive bonus.

(3) The amounts disclosed in this column for 2009 consist of:

(a) Automobile-related expenses on behalf of: Mr. Ruprecht, including driver's compensation, in the amount of $74,996; and a car allowance for Mr. Sheridan, in the amount of $40,008 and associated gross ups paid to Messrs. Ruprecht and Sheridan in the amounts of $67,799 and $32,324, respectively, as well as car allowances for each of Messrs. Ching and Zuckerman.

(b) Company contributions of the following amounts under the Company's Retirement Savings Plan, a qualified 401(k) defined contribution plan: $12,500 on behalf of Mr. Ruprecht, $12,000 on behalf of Mr. Sheridan, $14,700 on behalf of Mr. Vinciguerra, and $14,700 on behalf of Mr. Zuckerman. The Company did not make any profit sharing contributions for this plan with respect to 2009.

(c) Company contributions under the Hong Kong Provident Fund Scheme of $8,339 on behalf of Mr. Ching.

(d) Company allocations of the following amounts under the Company's Deferred Compensation Plan: $12,654 on behalf of Mr. Ruprecht, $21,288 on behalf of Mr. Sheridan, $20,914 on behalf of Mr. Vinciguerra, and $16,152 on behalf of Mr. Zuckerman.

(e) Company payments of life insurance premiums for Messrs. Ruprecht, Sheridan, Vinciguerra and Zuckerman.

(f) Various club and other membership dues for Messrs. Ruprecht and Sheridan and associated tax gross-ups of $8,850 and $9,024 for each of them, respectively.

(g) Business referral payment for Mr. Ching.

(h) Dividend payments of the following amounts made in 2009 on shares of unvested restricted stock; $147,154 on behalf of Mr. Ruprecht, $32,067 on behalf of Mr. Sheridan, $30,405 on behalf of Mr. Vinciguerra, $11,833 on behalf of Mr. Ching and $5,860 on behalf of Mr. Zuckerman.

(4) Mr. Vinciguerra became an NEO in 2008.

(5) Mr. Ching became an NEO in 2009.

Grants of Plan-Based Awards During 2009 Table

The information contained in the following table includes plan-based awards made in 2009 with respect to 2008 performance. These awards are included in this table in order to conform to requirements that this table include *all* grants that were made in 2009, even if the grants relate to 2008 performance rather than 2009 performance. Performance Share Unit awards and cash incentive bonus awards made in early 2010 with respect to 2009 performance are disclosed after the table under "2009-Related Compensation Awarded in 2010" and will be included in next year's table.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant date Fair Value of Stock and Option Awards (1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
William F. Ruprecht... President and Chief Executive Officer	2/11/09							168,878(2)			$1,400,000
William S. Sheridan.... Executive Vice President and Chief Financial Officer	2/11/09							24,125			$ 199,996
Bruno Vinciguerra..... Chief Operating Officer	2/11/09							85,947			$ 712,501
Kevin Ching........... Chief Executive Officer, Asia	2/11/09							12,063			$ 100,002
Mitchell Zuckerman ... Chairman, Sotheby's Financial Services	2/11/09							7,539			$ 62,498

(1) Calculated using the Company's New York Stock Exchange closing price per share of $8.29 on the business day immediately preceding the date of grant.

(2) Granted pursuant to Mr. Ruprecht's employment arrangement.

For a detailed discussion of annual equity and cash incentive compensation awards, see "Compensation Discussion and Analysis—The Elements of NEO Compensation and the Decision-Making Process."

2009-Related Incentive Compensation Awarded in 2010

As noted in the CD&A, the Company pays NEO annual incentive compensation awards early in the year following the year to which the award relates. The awards made in February 2010 with respect to 2009 performance are listed in the table below. These awards are not included in the "Grants of Plan-Based Awards in 2009" table above as they were not actually granted during 2009. The cash awards in the following table are also disclosed in the "Non-Equity Incentive Compensation" column in the Summary Compensation Table above, which includes compensation paid in early 2010 with respect to 2009 performance.

2009-Related Incentive Compensation Paid in 2010

Name	Performance Share Unit Awards (#)	Stock Option Awards (#)	Cash Incentive Bonus Awards ($)
William F. Ruprecht	99,503	0	0
William S. Sheridan(1)	40,000	70,000	$180,000
Bruno Vinciguerra	22,614	45,000	$225,000
Kevin Ching...	13,569	0	$261,233
Mitchell Zuckerman..................................	4,523	0	$177,500

(1) See "Compensation Discussion and Analysis- Long-Term Incentives-2006 Performance Shares" for a description of the exchange of Performance Shares held by Mr. Sheridan for PSUs that occurred in February 2010.

Employment and Related Agreements

A number of the compensation items reported in the Summary Compensation Table and the Grants of Plan-Based Awards in 2009 Table are governed by the terms of employment-related agreements with each of the NEOs. For additional details regarding the types of compensation provided under these agreements, see "Compensation Discussion and Analysis" above and "Potential Payments Upon Termination Or Change-In-Control" immediately following this section.

William F. Ruprecht

Pursuant to a written employment arrangement effective April 1, 2006, the Company and Mr. Ruprecht agreed on the terms of his employment for the five-year period ending March 31, 2011. Mr. Ruprecht and the Company amended his employment arrangement to reduce his annual base salary by $100,000 from $700,000 to $600,000, effective April 1, 2009. This salary reduction was initiated by Mr. Ruprecht as part of the Company's ongoing cost reduction program, and he waived his right to receive certain benefits under his employment arrangement as a result of the salary reduction. Mr. Ruprecht's full base salary was reinstated effective February 1, 2010.

Mr. Ruprecht is entitled to receive annual cash bonuses based on his own and the Company's performance in relation to a number of management and other objectives determined each year by the Board of Directors and the Compensation Committee. His annual target bonus is 1.5 times his base salary, and his bonus is subject to a cap specified in his terms of employment and is not subject to a floor or minimum payment.

Mr. Ruprecht's employment arrangement had entitled him to an annual award of restricted stock of not less than $1.4 million nor more than $2.2 million, determined in the discretion of the Compensation Committee based on Company financial performance and his individual performance. In February 2010, Mr. Ruprecht's employment arrangement was amended to replace this contractual award with vesting conditioned solely on his continued service with a PSU award with vesting conditioned on Company financial performance as well as continued service.

Mr. Ruprecht's employment agreement may be terminated at any time by the Company or Mr. Ruprecht prior to the expiration of the five-year term. If his employment is terminated by the Company for Cause or by Mr. Ruprecht without Good Reason, as such terms are defined in his terms of employment, Mr. Ruprecht will be paid only accrued base salary and benefits. If the Company terminates Mr. Ruprecht's employment without Cause or he terminates his employment for Good Reason during the five-year term, he will be entitled to, among other things, (1) accrued but unpaid salary through the termination date, (2) a cash payment of $3.5 million, (3) the immediate vesting of certain shares of restricted stock held by him pursuant to a formula described in his terms of employment, and (4) health benefits for him and his family for three years following the date of his termination. Mr. Ruprecht may terminate his employment for Good Reason if, among other things, the Company fails to provide the base salary and minimum restricted stock award valued at $1.4 million described above.

If Mr. Ruprecht's employment is terminated under certain circumstances following a Change of Control (as defined in his terms of employment), the Company will pay him the compensation and benefits to which he would have been entitled had he been terminated by the Company without Cause, as described above, except that he will receive a $4 million termination payment, not a $3.5 million termination payment. If the Internal Revenue Service determines that any Change of Control or other payment to Mr. Ruprecht is subject to a federal excise tax, he is entitled to receive reimbursement for any such tax obligation on an after-tax basis.

At or after expiration of the five-year term, if the Company terminates Mr. Ruprecht's employment without Cause or he decides to terminate his employment agreement, he will receive, among other things, $2,000,000 in exchange for a covenant not to compete with the Company for 12 months. If, on or before December 31, 2010, the Company has not offered to continue his employment for at least one year with the same base salary and bonus opportunity that he is then receiving, but without any obligation by the Company to award him any additional equity compensation, he will forfeit some unvested restricted stock grants from prior years, but will be entitled to the immediate partial vesting of certain shares of restricted stock held by him pursuant to a formula described in his terms of employment.

As a result of federal income tax law changes regarding deferred compensation, Mr. Ruprecht's employment arrangement was modified in 2008 to provide that the payment of any amount due on termination of employment will be deferred for six months in order to avoid an excise tax on such payment. Deferred amounts will bear interest at the Applicable Federal Rate determined under the Internal Revenue Code.

William S. Sheridan

The Company and Mr. Sheridan entered into a severance agreement, effective as of July 1, 2006. Pursuant to the severance agreement, if the Company terminates Mr. Sheridan's employment without Cause or he terminates his employment with Good Reason, as such terms are defined in this agreement, at any time through June 30, 2011 (the "Applicable Period"), Mr. Sheridan will be entitled to (i) accrued but unpaid salary through the termination date, (ii) any declared and earned but unpaid bonus for the prior calendar year, and (iii) a cash payment of $1,550,000 (the "Cash Payment"). Mr. Sheridan may terminate his employment for Good Reason if, among other things, the Company fails to pay him a base salary of not less than $600,000. Pursuant to a 2009 agreement amendment, Mr. Sheridan agreed to a reduction of his base salary by 10%, which reduction commenced on May 1, 2009. Mr. Sheridan's full base salary was reinstated as of March 1, 2010, and he waived his right to terminate his employment for Good Reason (as defined in the severance agreement) as a result of the salary reduction.

Under this agreement, Mr. Sheridan has bonus targets for cash and restricted stock awards of $350,000, each determined with reference to Company financial and individual performance. His severance provides that he will be able to terminate his employment for Good Reason if either bonus target is reduced below that level.

In consideration for payments under this agreement, Mr. Sheridan is bound by covenants not to compete with the Company in certain jurisdictions and not to solicit employees of the Company or certain of its clients with whom he has had dealings. Additionally, to receive the Cash Payment, Mr. Sheridan must deliver a release of all claims against the Company and its affiliates.

In connection with federal income tax law changes regarding deferred compensation, this agreement was amended in 2008 to provide that the payment of any amount due on termination of employment will be deferred for six months in order to avoid an excise tax on such payment. Deferred amounts will bear interest at the Applicable Federal Rate determined under the Internal Revenue Code.

Bruno Vinciguerra

The Company and Mr. Vinciguerra entered into a Severance Agreement effective January 1, 2010. Pursuant to the Severance Agreement, if, between January 1, 2010 and December 31, 2013, Mr. Vinciguerra is terminated without Cause or terminates his employment with the Company for Good Reason, he will receive the following payments ("Accrued Obligations") from the Company: all unpaid base salary and unpaid and approved expense reimbursements through the termination date and all unpaid and approved cash incentive compensation for the calendar year prior to the year in which the termination occurs. Additionally, he will receive from the Company twice his annual base salary at the time of termination plus two months of that salary for each full year of employment with the Company and medical and dental coverage pursuant to COBRA to be paid by the Company for a period of twelve months plus one additional month for each full year of employment with the Company (not to exceed eighteen months).

A termination for Cause by the Company or as a result of death or permanent disability will result in Mr. Vinciguerra receiving payment only of the Accrued Obligations.

In exchange for the described severance benefits, Mr. Vinciguerra has agreed to provide 6 months' prior notice to the Company if he desires to terminate his employment other than for Good Reason as well as to a twelve month post-employment non-competition covenant and a twelve month post-employment non-solicitation covenant. Additionally, to receive severance benefits other than Accrued Obligations, Mr. Vinciguerra must deliver a release of all claims against the Company and its affiliates.

Kevin Ching

Through its Sotheby's Hong Kong, Ltd. subsidiary, the Company and Mr. Ching entered into a 36 month Employment Agreement (amended and restated in 2008) that expired on December 31, 2009. Upon the employment agreement's expiration, Mr. Ching and this subsidiary entered into a Severance Agreement. The terms of the expired employment agreement and the new Severance Agreement are substantially similar. Consequently, the summary below refers to the Severance Agreement and notes any differences from the expired employment agreement that was effective throughout 2009.

Mr. Ching's term of employment under the Severance Agreement is January 1, 2010 through December 31, 2013. In serving as Chief Executive Officer, Asia, he receives an annual base salary of HK$5,000,000, of which HK$867,000 is attributable to housing rent reimbursement. He has an annual discretionary cash incentive bonus target of HK$4,050,000 as well as an annual equity based incentive bonus target of US$175,000. He also is eligible to participate in a pension-type plan, the Hong Kong Provident Fund Scheme, and receives a HK$230,000 annual car allowance.

Mr. Ching and the Company may each terminate this agreement with notice under certain circumstances. If Mr. Ching is terminated without Cause or terminates his employment with the Company for Good Reason, he will receive the following payments (the "Accrued Obligations") from the Company: all unpaid base salary and unpaid and approved expense reimbursements through the termination date and all unpaid cash incentive compensation approved prior to the termination date. In addition, as a result of either type of termination, the Company will pay him one year of base salary from the date of termination, and he may receive under certain circumstances a prorated portion of the cash annual incentive compensation for the year in which the termination occurs. In any event and unlike under the prior agreement, to the extent that the payments described in the preceding sentence do not equal or exceed HK $7,750,000, the Company will also pay him the difference. If the Company fails to renew this agreement during its final year for a renewal period of at least one year at the same title, base salary and annual cash bonus opportunity, Mr. Ching will receive a lump sum payment of one year's base salary.

A termination for Cause by the Company or as a result of death or permanent disability will result in Mr. Ching receiving payment only of the Accrued Obligations (under his prior agreement, he would have received base salary payments through the end of the agreement's full term.).

In exchange for the described severance benefits, Mr. Ching has agreed to provide 6 months' prior notice to the Company if he desires to terminate his employment other than for Good Reason, a twelve month post-employment non-competition covenant and a twelve month post-employment non-solicitation covenant, as well as providing a release of all claims against the Company and its affiliates.

Mitchell Zuckerman

The Company and Mr. Zuckerman entered into a Severance Agreement effective January 1, 2010. Pursuant to the Severance Agreement, if, between January 1, 2010 and December 31, 2013, Mr. Zuckerman is terminated without Cause or terminates his employment with the Company for Good Reason, he will receive the following payments (the "Accrued Obligations") from the Company: all unpaid base salary and unpaid and approved expense reimbursements through the termination date and all unpaid and approved cash incentive compensation for the calendar year prior to the year in which the termination occurs. Additionally, he will receive from the Company three times his annual base salary at the time of termination plus an amount equal to the total cash incentive compensation actually paid to him for the three years preceding the year in which the termination occurs, and medical and dental coverage pursuant to COBRA to be paid by the Company for a period of 18 months.

A termination for Cause by the Company or as a result of death or permanent disability will result in Mr. Zuckerman receiving payment only of the Accrued Obligations.

In exchange for the described severance benefits, Mr. Zuckerman has agreed to provide 6 months' prior notice to the Company if he desires to terminate his employment other than for Good Reason as well as to a twelve month post-employment non-competition covenant and a twelve month post-employment non-solicitation covenant. Additionally, to receive severance benefits other than the Accrued Obligations, Mr. Zuckerman must deliver a release of all claims against the Company and its affiliates.

Potential Payments Upon Termination Or Change-In-Control

Introduction

This portion of the proxy statement lists the estimated potential payments or benefits received by each NEO upon various types of termination of employment or change of control. Each of these events is assumed to have occurred on December 31, 2009.

To calculate payments resulting from the vesting of restricted stock, the Company has used the Share Closing Price of $22.48 on December 31, 2009. The individual tables below for each NEO show the various payments or benefits that NEO would receive depending on the type of termination event. Some of these payments or benefits result from that NEO's employment or severance agreement or the terms of the Stock Option and Restricted Stock Unit Plans.

Excluded Payments and Other Benefits

The payments shown for each termination or change of control event do not include any of the following items paid to or accruing with respect to each NEO under the following plans and statutory requirements on the termination or change in control date:

- *Sotheby's, Inc. Severance Plan.* This is a broad-based plan for which all full-time, non-union salaried United States employees are eligible for payment as a result of certain significant transactions involving the Company, including consolidation of departments or business units. Each NEO's employment or severance agreement benefits would offset any benefits for which the NEO would be otherwise eligible under this plan. This offset prevents "double" severance compensation for an NEO.
- *Sotheby's Deferred Compensation Plan; Sotheby's, Inc. Retirement Savings Plan; Hong Kong Provident Fund Scheme.* Upon the occurrence of an applicable employment termination event, these plans provide for the distribution of contributed, deferred or earned amounts to participants. However, these plans do not provide for any additional compensation or benefit beyond this distribution solely as a result of the termination event.
- *Life or Disability Insurance Benefits.* These are excluded as they are not a direct payment from the Company to an NEO or his beneficiaries.
- *Accrued but Unpaid Salary and Incentive Compensation.* Each NEO's severance or employment agreement provides the payment of accrued but unpaid salary and, in some instances, incentive compensation for the year in which the termination occurs.

Understanding the NEO Tables: Key Facts and Assumptions

- Under the terms of the Stock Option Plan and the Restricted Stock Unit Plan, vesting of awards (other than Performance Shares) is accelerated in the event of permanent disability, retirement, death, or a change in control (defined below).
- The Company has assumed for purposes of preparing these tables that, on the termination date, the NEO exercised all vested stock options and sold the underlying shares received. The amount shown in each case is the difference between the Share Closing Price and the exercise price of the stock option, multiplied by the number of shares sold on that date. In the case of restricted stock or restricted stock unit awards assumed to vest on December 31, 2009, the amount shown in each table is the amount resulting from multiplying the shares deemed to have vested (or shares received as a result of units deemed to have vested) by the Share Closing Price.

- The tables below list certain payments and benefits that the NEOs will receive upon a termination that occurs after a Change of Control. "Change of Control" means that either of the following has occurred:

  (i) any individual, entity or group (each, a "Person") becomes, directly or indirectly, the beneficial owner of the Company's common stock enabling that Person to elect a majority of the members of the Board of Directors; OR

  (ii) the individuals constituting the Board of Directors (the "Incumbent Board") cease for any reason within any period of 18 consecutive months to constitute at least a majority of the Members of the Board of Directors; provided, however, that any individual becoming a director whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though the individual was a member of the Incumbent Board.

- Each NEO will receive any amount listed in the row "Severance or Other Lump Sum Payment" of the table under his name pursuant to his employment arrangement or severance agreement.

- Because only Mr. Ruprecht and Mr. Sheridan held unvested Performance Shares, the tables for the other NEOs do not reference such awards.

- While the Company reduced each NEO's base salary during 2009 (since reinstated for each NEO during the first quarter of 2010), the calculation of any termination or change of control payments continued to be based on each NEO's base salary without any reduction.

William F. Ruprecht

	Type of Termination					
Payment Category	**Termination by Company w/o Cause**	**Permanent Disability or Death**	**Termination by Employee—Good Reason**	**Change of Control(1)**	**Termination by Company for Cause**	**Termination by Employee—w/o Good Reason**
Severance or other Lump Sum Payment	$3,500,000	$2,000,000	$3,500,000	$4,000,000	$0	$0
Health and Related Benefits(2)	$ 104,641	$ 104,641	$ 104,641	$ 104,641	$0	$0
Value of Stock Options Vesting	$1,111,075	$1,111,075	$1,111,075	$1,111,075	$0	$0
Value of Restricted Stock Vesting	$8,782,149	$8,782,149	$8,782,149	$8,782,149	$0	$0
Value of Performance Shares Vesting(3)	$ 0	$ 0	$ 0	$ 0	$0	$0
Excise Tax Gross-Up	$ 0	$ 0	$ 0	$ 0	$0	$0

(1) Mr. Ruprecht will receive the severance, health benefit and excise tax gross-up payments (if any) only if both a Change of Control occurs and either the Company terminates his employment without cause or he terminates his employment with good reason. For this column, the Company has assumed that both the Change of Control and the applicable termination occurred on December 31, 2009.

(2) Under his employment arrangement, Mr. Ruprecht, his wife and children are entitled to health care benefits for three years following the termination date. These figures assume that the cost of such benefits will increase by 10% over the prior year's cost, using 2010 cost as the base year figure.

(3) Under Mr. Ruprecht's employment arrangement, if either of the two performance criteria have been fulfilled for unvested Performance Shares as of the termination date, all of them will vest on that date. One of these criteria is based on the compound annual growth in Sotheby's common stock price (plus dividends) and the other is based on the cumulative compound annual growth rate of Sotheby's net income. Since neither of these criteria were met as of December 31, 2009, no unvested Performance Shares would have vested, which is why the amount listed is zero.

William S. Sheridan

Payment Category	Termination by Company w/o Cause	Permanent Disability or Death	Termination by Employee—Good Reason	Change of Control	Termination by Company for Cause	Termination by Employee—w/o Good Reason
	Type of Termination					
Severance or other Lump Sum Payment...	$1,550,000	$1,550,000	$1,550,000	$ 0	$0	$0
Value of Restricted Stock/RSUs Vesting...	$2,402,865	$2,402,865	$2,402,865	$2,402,865	$0	$0
Value of Performance Shares Vesting(1)......	$ 0	$ 0	$ 0	$ 0	$0	$0

(1) Under Mr. Sheridan's severance agreement, if either of the two performance criteria have been fulfilled for unvested Performance Shares as of the termination date, all of them will vest on that date. One of these criteria is based on the compound annual growth in Sotheby's common stock price (plus dividends) and the other is based on the cumulative compound annual growth rate of Sotheby's net income. Since neither of these criteria were met as of December 31, 2009, no unvested Performance Shares would have vested, which is why the amount listed is zero.

Bruno Vinciguerra (1)

Payment Category	Termination by Company w/o Cause	Permanent Disability or Death	Termination by Employee—Good Reason	Change of Control	Termination by Company for Cause	Termination by Employee—w/o Good Reason
	Type of Termination					
Severance or other Lump Sum Payment...	$ 0	$ 0	$ 0	$ 0	$0	$0
Value of Restricted Stock /RSUs Vesting..	$2,278,370	$2,278,370	$2,278,370	$2,278,370	$0	$0
Health Benefits..........	$ 0	$ 0	$ 0	$ 0	$0	$0

(1) Because Mr. Vinciguerra's Severance Agreement became effective as of January 1, 2010, he would not have received any benefits under this agreement for a termination event occurring on December 31, 2009. Mr. Vinciguerra did not have a severance or other employment agreement applicable to 2009. Consequently, he was not entitled to a Severance Payment or Health Benefits as a result of a December 31, 2009 termination event. If his Severance Agreement had been in effect on December 31, 2009, he would have received the following Severance Payment and Health Benefits with respect to a termination by the Company without Cause or a termination by Mr. Vinciguerra for Good Reason:

- Severance Payment—$1,283,333
- Health Benefits—$23,088

The Health Benefits amount consists of health benefits under COBRA that the Company will pay on his behalf pursuant to his Severance Agreement for a period of 14 months following the termination date.

Kevin Ching (1)

Payment Category	Termination by Company w/o Cause	Permanent Disability or Death	Termination by Employee—Good Reason	Change of Control	Termination by Company for Cause	Termination by Employee—w/o Good Reason
	Type of Termination					
Severance or other Lump Sum Payment (2).........	$0	$ 0	$0	$ 0	$0	$0
Value of Restricted Stock/RSUs Vesting......	$0	$809,325	$0	$809,325	$0	$0

(1) Because Mr. Ching's Employment Agreement, dated January 4, 2006, as amended, did not expire until December 31, 2009, the provisions of that Agreement apply to his termination rather than the Severance Agreement, dated as of January 1, 2010, described under "Employment and Related

Agreements" above. Because the date of termination would be the end of the prior agreement's term, the payments or benefits that he would have received as of the Termination Date are calculated using the now-expired agreement.

If his Severance Agreement had been in effect on December 31, 2009, he would have received a Severance Payment of $1,225,538 (consisting of one year's base salary plus his full discretionary cash incentive compensation target under this agreement) with respect to a termination by the Company without Cause or a termination by Mr. Ching for Good Reason. Mr. Ching would have received the full discretionary cash incentive compensation amount rather than a pro-rated amount because he had been employed for the entire year prior to termination.

(2) If the Company had not offered to renew his 2006 employment agreement during the agreement's final year on terms at least as favorable as the 2006 agreement, Mr. Ching would have received a lump sum payment of one year's base salary on December 31, 2009, the last day of the agreement's term, which also is the assumed termination date for purposes of this table. Since the Company and Mr. Ching entered into a severance agreement effective January 1, 2010, Mr. Ching would only have been entitled to receive continued payments of his base salary through December 31, 2009, the last day of the term of his 2006 agreement, had he been terminated by the Company without Cause, as a result of permanent disability or death, or had he terminated his employment for Good Reason. Since the term ended on the assumed termination date, no additional base salary payments would have been made to Mr. Ching.

Mitchell Zuckerman (1)

	Type of Termination					
Payment Category	**Termination by Company w/o Cause**	**Permanent Disability or Death**	**Termination by Employee—Good Reason**	**Change of Control**	**Termination by Company for Cause**	**Termination by Employee—w/o Good Reason**
Severance or other Lump Sum Payment	$0	$ 0	$0	$ 0	$0	$0
Value of Restricted Stock/RSUs Vesting	$0	$439,102	$0	$439,102	$0	$0
Health Benefits	$0	$ 0	$0	$ 0	$0	$0

(1) Because Mr. Zuckerman's Severance Agreement became effective as of January 1, 2010, he would not have received any benefits under this agreement for a termination event occurring on December 31, 2009. Mr. Zuckerman did not have a severance or other employment agreement applicable to 2009. Consequently, he was not entitled to a Severance Payment or Health Benefits as a result of a December 31, 2009 termination event. If his Severance Agreement had been in effect on December 31, 2009, he would have received the following Severance Payment and Health Benefits with respect to a termination by the Company without Cause or a termination by Mr. Zuckerman for Good Reason:

- Severance Payment—$2,535,000
- Health Benefits—$19,933

The Health Benefits amount consists of COBRA payments that the Company will make on his behalf pursuant to his Severance Agreement for a period of 18 months following the termination date.

Outstanding Equity Awards At Fiscal Year-End Table

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options(#) Exerciseable	Number Of Securities Underlying Unexercised Unearned Options(#) Unexerciseable	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned(#)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
William F. Ruprecht President and Chief Executive Officer	37,500 85,000	0 0	0 0	$ 8.65 $15.51	8/5/13 8/5/14	19,697(2) 28,639(3) 53,451(4) 168,878(5)	$ 442,789 $ 643,805 $1,201,578 $3,796,377	120,000(6)	$2,697,600
William S. Sheridan Executive Vice President and Chief Financial Officer	0	0	0			6,075(7) 6,000(9) 17,008(10) 24,125(11)	$ 136,566 $ 134,880 $ 382,340 $ 542,330	53,681(8)	$1,206,749
Bruno Vinciguerra Executive Vice President and Chief Operating Officer	0	0	0			3,255(12) 4,860(13) 7,289(14) 85,947(15)	$ 73,172 $ 109,253 $ 163,857 $1,932,089		
Kevin Ching Chief Executive Officer, Asia	0	0	0			4,793(16) 1,510(7) 3,207(17) 5,997(18) 8,432(19) 12,063(20)	$ 107,747 $ 33,945 $ 72,093 $ 134,813 $ 189,551 $ 271,176		
Mitchell Zuckerman Chairman, Sotheby's Financial Services	0	0	0			2,170(7) 3,750(9) 6,074(19) 7,539(21)	$ 48,782 $ 84,300 $ 136,544 $ 169,477		

(1) Calculated using the Share Closing Price of $22.48 on December 31, 2009.

(2) 78,785 shares were issued on March 27, 2006, of which 19,696 shares vest on each of the first three anniversaries of the date of grant and 19,697 shares vest on the fourth anniversary of the date of grant.

(3) 57,277 shares were issued on February 9, 2007 of which 14,319 shares vest on each of the first three anniversaries of the date of grant, and 14,320 shares vest on the fourth anniversary of the date of grant.

(4) 71,267 shares were issued on February 10, 2008 of which 17,816 shares vest on the first anniversary of the date of grant, and 17,817 shares vest on the second, third and fourth anniversaries of the date of grant.

(5) 168,878 units were issued on February 11, 2009 of which 42,219 shares vest on the first two anniversaries of the date of grant, and 42,220 shares vest on the third and fourth anniversaries of the date of grant.

(6) Consists of grants of Performance Shares under the Restricted Stock Plan. See "Compensation Discussion and Analysis- Long-Term Incentives-2006 Performance Shares."

(7) These shares were issued on February 9, 2007 and vest in one-third increments on each of the first three anniversaries of the date of grant.

(8) Consists of grants of Performance Shares under the Restricted Stock Unit Plan. For a description of the February 2010 exchange of Performance Shares held by Mr. Sheridan for PSUs, see "Compensation Discussion and Analysis- Long-Term Incentives-2006 Performance Shares." Because Mr. Sheridan's Performance Shares were still outstanding as of December 31, 2009, they are included in this table as required by SEC rules.

(9) These shares were issued on February 26, 2007 and vest in one-fourth increments on each of the first four anniversaries of the date of grant.

(10) 25,511 shares were issued on February 10, 2008 of which 8,503 shares vest on the first anniversary of the date of grant, and 8,504 shares vest on the second and third anniversaries of the date of grant.

(11) 24,125 units were issued on February 11, 2009 of which 6,031 shares vest on the first three anniversaries of the date of grant, and 6,032 shares vest on the fourth anniversary of the date of grant.

(12) 6,509 shares were issued on February 9, 2007 of which 1,627 shares vest on the first three anniversaries of the date of grant, and 1,628 shares vest on the fourth anniversary of the date of grant.

(13) 6,479 shares were issued on February 10, 2008 of which 1,619 shares vest on the first anniversary of the date of grant, and 1,620 shares vest on the second, third, and fourth anniversaries of the date of grant.

(14) 10,933 shares were issued on February 10, 2008 of which 3,644 shares vest on the first two anniversaries of the date of grant, and 3,645 shares vest on the third anniversary of the date of grant.

(15) 85,947 units were issued on February 11, 2009 of which 21,486 shares vest on the first anniversary of the date of grant, and 21,487 shares vest on the second, third, and fourth anniversaries of the date of grant.

(16) These shares were issued on July 13, 2006 and vest in one-fourth increments on each of the first four anniversaries of the date of grant.

(17) 6,413 shares were issued on February 9, 2007 of which 1,603 shares vest on the first three anniversaries of the date of grant, and 1,604 shares vest on the fourth anniversary of the date of grant.

(18) 7,995 shares were issued on February 10, 2008 of which 1,998 shares vest on the first anniversary of the date of grant, and 1,999 shares vest on the second, third, and fourth anniversaries of the date of grant.

(19) These shares were issued on February 10, 2008 and vest in one-third increments on each of the first three anniversaries of the date of grant.

(20) 12,063 units were issued on February 11, 2009 of which 3,015 shares vest on the first anniversary of the date of grant, and 3,016 shares vest on the second, third, and fourth anniversaries of the date of grant.

(21) 7,539 units were issued on February 11, 2009 of which 1,884 shares vest on the first anniversary of the date of grant, and 1,885 shares vest on the second, third, and fourth anniversaries of the date of grant.

Option Exercises and Stock Vested in 2009 Table

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)
William F. Ruprecht President and Chief Executive Officer	96,667	$280,729	269,934	$2,997,691
William S. Sheridan Executive Vice President and Chief Financial Officer	0	$ 0	27,615	$ 245,344
Bruno Vinciguerra Executive Vice President and Chief Operating Officer	0	$ 0	6,890	$ 62,533
Kevin Ching Chief Executive Officer, Asia	0	$ 0	14,120	$ 140,351
Mitchell Zuckerman Chairman, Sotheby's Financial Services	0	$ 0	10,680	$ 93,274

Retirement and Deferred Compensation Plans

Retirement Savings Plan

The Sotheby's, Inc. Retirement Savings Plan, or 401(k) plan, is the primary retirement benefit offered to all United States employees of the Company. Prior to May 2009, participant savings were matched by a contribution from Sotheby's of up to 6% of each participant's eligible compensation. In May 2009, the Retirement Savings Plan was amended to reduce the level of Sotheby's maximum matching contributions to 3% of each participant's eligible compensation. Sotheby's may also contribute an annual discretionary amount to the Retirement Savings Plan, which varies as a percentage of each participant's eligible compensation depending on company profitability and subject to the maximum amount allowable under IRS regulations. In 2009, Sotheby's did not make a discretionary contribution to the Retirement Savings Plan due to the lower level of company financial results in those years.

Deferred Compensation Plan

The Company's non-employee directors, NEOs and other senior executives in the United States are eligible to participate in the Sotheby's Deferred Compensation Plan for the tax-free deferral of a portion of annual compensation.

United States federal tax law limits the total annual contributions for companies and their employees to 401(k) plans. Participants in the Deferred Compensation Plan may elect by written agreement to reduce their current salary or director fee payments by deferring a portion of their salary or fees. Employees may defer up to 80% of their base salary under the plan and all or part of their annual cash incentive bonus. Participants may choose among various investment crediting options that track a portfolio of various deemed investment funds. Account balances are maintained in a rabbi trust that provides benefit security by sheltering assets in the event of a change-in-control of the Company and certain other situations. Plan liabilities are financed through the trust using Company-owned variable life insurance and other investments.

For senior executives (including NEOs), the Company provides contributions on the same basis as for the 401(k) plan, as detailed above.

All employee elective deferrals and Company matching and profit sharing allocations to the Deferred Compensation Plan are reduced by the amount of plan year employee and Company contributions to the 401(k) plan.

Hong Kong Provident Fund Scheme

Sotheby's Hong Kong subsidiary maintains a defined contribution plan, the Hong Kong Provident Fund Scheme, for its employees. Mr. Ching is the sole NEO who participates in the plan. The subsidiary contributes 10% of salary, and the employee contributes 5% of salary to the employee's account maintained pursuant to the plan. Interest accrues on all contributions to the employee's account. If a participant's employment terminates prior to retirement for reasons other than death or disability, the participant will receive a portion of the account balance under a vesting schedule based on the participant's number of years of employment with the subsidiary.

The following table contains information regarding deferred compensation amounts allocated for 2009.

Non-Qualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
William F. Ruprecht President and Chief Executive Officer	$44,846	$12,654	$577,141	$ 0	$2,999,545
William S. Sheridan Executive Vice President and Chief Financial Officer	$74,977	$21,288	$ 90,646	$706,530	$1,819,541
Bruno Vinciguerra Executive Vice President and Chief Operating Officer	$30,529	$20,914	$ 45,371	$ 0	$ 221,489
Kevin Ching Chief Executive Officer, Asia	n/a	n/a	n/a	n/a	n/a
Mitchell Zuckerman Chairman, Sotheby's Financial Services	$25,504	$16,152	$ 4,723	$ 0	$1,597,426

Equity Compensation Plans

The following table provides information as of December 31, 2009 with respect to shares of Sotheby's common stock that may be issued under its existing equity compensation plans, including the Stock Option Plan, the Restricted Stock Unit Plan, and the Sotheby's 1998 Amended and Restated Stock Compensation Plan for Non-Employee Directors (as amended and restated, the "Directors Plan"):

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	(C) Number of Securities Remaining Avaliable for Future Issuance Under Equity Compensation Plans(3)
	(In thousands, except per share data)		
Equity compensation plans approved by shareholders	3,254	$16.12	2,577
Equity compensation plans not approved by shareholders	—	—	—
Total	3,254	$16.12	2,577

(1) Includes 2,620,544 shares awarded under the Restricted Stock Unit Plan on which the restrictions have not yet lapsed and 633,000 stock options.

(2) The weighted-average exercise price does not take into account 2,620,544 shares awarded under the Restricted Stock Unit Plan, which have no exercise price.

(3) Includes 2,037,391 shares available for future issuance under the Restricted Stock Unit Plan, 517,000 shares available for issuance under the Stock Option Plan and 26,029 shares available for issuance under the Directors Plan.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors of Sotheby's has reviewed and discussed the Compensation Discussion and Analysis appearing in the Proxy Statement section titled "Compensation of Executive Officers" with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is respectfully submitted by the Compensation Committee.

Robert S. Taubman (Chairman)
John M. Angelo
Diana Taylor

COMPENSATION OF DIRECTORS

The following table provides compensation details regarding the Company's compensation program for its non-employee directors. Mr. Ruprecht and Mr. Woodhead do not appear in this table as they are employees of the Company and do not receive any fees or other compensation for their service as Company directors.

Although the non-employee director compensation year commences on the date of the annual meeting of shareholders and ends on the next annual meeting date (May to May), the cash payments and stock awards listed in the table below represent cash payments and stock awards for calendar year 2009 service in compliance with the disclosure requirements for this table.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Michael I. Sovern.......	$122,529	$44,971	0	$0	$0	$ 0	$167,500
Michael Blakenham.....	$ 28,253	$44,971	0	$0	$0	$ 7,694	$ 80,918
Duke of Devonshire....	$ 29,443	$44,971	0	$0	$0	$102,589(3)	$177,003
Allen Questrom	$ 43,029	$44,971	0	$0	$0	$ 2,849	$ 90,849
Donald M. Stewart	$ 47,529	$44,971	0	$0	$0	$ 4,079	$ 96,579
Robert A. Taubman....	$ 61,029	$44,971	0	$0	$0	$ 6,061	$112,061
Dennis M. Weibling	$ 57,029	$44,971	0	$0	$0	$ 1,969	$103,969
Diana Taylor	$ 52,029	$44,971	0	$0	$0	$ 1,629	$ 98,629
John Angelo............	$ 52,029	$44,971	0	$0	$0	$ 1,629	$ 98,629

(1) Consists of awards in the form of shares of common stock or Deferred Stock Units pursuant to the Directors Plan. The amounts in this column represent the dollar value of the Deferred Stock Units earned during 2009 by each director, calculated using the Closing Share Price on the business day immediately proceeding the date of grant.

(2) Except as otherwise noted, these amounts consist of dividend equivalent rights earned on Deferred Stock Units during 2009.

(3) This amount includes a $94,895 fee for providing consulting services to the Company. See "Certain Transactions and Relationships" below.

Non-Employee Director Equity Compensation

Under the Directors Plan, the Company issues $45,000 in shares of common stock annually to each non-employee director, to be paid quarterly based on the closing price per share on the business day immediately preceding the regular quarterly issuance date. A director may elect to defer all or a portion of this common stock payment and receive Deferred Stock Units that accrue dividend equivalents in the form of additional Deferred Stock Units. Upon a director's termination of Board service, the Deferred Stock Units held by the director will be settled on a one-for-one basis in shares of common stock.

Non-Employee Director Cash Compensation

Each non-employee director receives a $25,000 annual cash payment, payable quarterly, and a per meeting fee of $1,500 for Board and Board Committee meetings attended. In addition, the Company pays an annual fee of $12,500 to the Chairman of the Audit Committee and an annual fee of $7,500 to the Chairman of the Compensation Committee. The Chairman of the Board receives an annual fee of $75,000 for serving in that position.

Non-Employee Director Deferral of Compensation

Each non-employee director is eligible to defer up to 100% of director cash compensation in accordance with the terms of the Company's Deferred Compensation Plan. Unlike Company employees, non-employee directors are not eligible to receive matching or profit-sharing allocations from the Company with respect to their deferred compensation.

Director Stock Ownership and Holding Policy

In order to increase the alignment of non-employee director interests with shareholder interests, in February 2007, the Board of Directors of Sotheby's adopted policies with respect to stock ownership by non-employee directors. The Board believes that this approach is consistent with good corporate governance principles as it demonstrates the willingness of directors to allow a portion of their compensation to be "at risk" as evidence of their commitment to the Company's long term success.

1. Non-employee directors are required to own shares of Sotheby's common stock or Deferred Stock Units, as defined in the Directors Plan, having a fair market value equal to at least $125,000, which is five times the annual cash payment made to non-employee directors at the time of the policy's adoption.

2. To the extent that any existing non-employee director did not meet this ownership requirement as of the February 27, 2007 effective date, such director is permitted a period of up to five years to meet this ownership requirement. Any non-employee director first elected to the Board of Directors after this policy's effective date will be permitted a period of up to five years to meet this ownership requirement.

3. To the extent that a non-employee director received shares of common stock under the Directors Plan, that director may neither sell nor otherwise transfer any such shares until the earlier of: (i) the expiration of a period of three years from the date of the issuance of those shares to that director, and (ii) the date on which the director terminates his or her service on the Board.

REPORT OF THE AUDIT COMMITTEE

The audit committee of the Board of Directors of the Company is composed of three independent directors, each of whom meets the criteria for "independence" under applicable rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange, and operates under a written charter adopted by the Board of Directors. As set forth in its charter, which is available through the following hyperlink, http://www.sothebys.com/about/investorrelation/audit_committee.html, the Audit Committee (among other responsibilities) oversees the Company's financial reporting process on behalf of the Board of Directors. The Company's management is primarily responsible for the Company's internal controls and for preparing the Company's financial statements contained in the Company's public reports. The Company's independent auditor, the registered public accounting firm of Deloitte & Touche LLP, is responsible for expressing opinions on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting in accordance with the Standards of the Public Company Accounting Oversight Board.

The Audit Committee has reviewed and discussed with each of management and Deloitte & Touche LLP, as appropriate, the Company's audited consolidated financial statements, the effectiveness of the Company's internal control over financial reporting and, finally, the independent auditor's opinions on, respectively, the Company's audited consolidated financial statements and the effectiveness of the Company's internal control over financial reporting. The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard AU Section 380 (Communication with Audit Committee) and the applicable requirements of the PCAOB concerning independence. The Audit Committee has concluded that Deloitte & Touche is "independent" from both the Company and management within the meaning of applicable requirements of the SEC and the Public Company Accounting Oversight Board.

Based on the foregoing considerations, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the fiscal year ended December 31, 2009 be included in the Company's 2009 Annual Report for filing with the SEC.

This report is respectfully submitted by the Audit Committee of the Board of Directors.

Dennis M. Weibling (Chairman)
Michael Blakenham
Allen Questrom

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership of equity securities with the SEC. Officers, directors, and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.

Based solely upon a review of Forms 3 and Forms 4 furnished to the Company pursuant to Rule 16a-3 under the Exchange Act during the Company's most recent fiscal year, and Forms 5 with respect to the Company's most recent fiscal year, the Company believes that all such forms required to be filed pursuant to Section 16(a) were timely filed as necessary, by the executive officers, directors and security holders required to file same during the fiscal year ended December 31, 2009, except that two Form 4s for John M. Angelo with respect to his open market purchase of 11,000 shares of Common Stock and 49,000 shares of Common Stock on May 15, 2009 and August 31, 2009, respectively, were inadvertently filed late on December 15, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Specific Relationships and Related Party Transactions

The Duke of Devonshire, the Deputy Chairman of the Company, provides consulting services to the Company and is paid £52,000 per year for such services (reduced effective September 1, 2009 from £65,000 per year), which equaled $94,895 for 2009. A subsidiary of the Company has paid or will pay Chatsworth House Trust, of which the Duke of Devonshire is a director, approximately £161,455 ($252,548) for an exhibition held at Chatsworth in 2009. During 2009, a Company subsidiary paid Lismore Castle Arts, of which the Duke is a 49% partner, a facility fee of 5,500 Euros ($7,662) for 2009 auction promotional activities at Lismore Castle, Ireland.

From time to time, officers, directors and principal shareholders of the Company and members of their immediate families purchase or sell property through the Company at public auction or in private transactions in the ordinary course of business. In addition, the Company may engage in various business transactions in the ordinary course of business with and make charitable contributions to museums and other arts organizations for which Company directors serve as trustees or directors.

Related Party Transactions Policy

Formal Written Policy

Since early 2008, the Board has had a written Sotheby's Related Party Transactions Policy. This policy does not supersede the Company's obligations under Delaware law and its Code of Business Conduct and Ethics described below, but is intended to supplement those obligations. The Board has delegated the power to administer, enforce and modify this policy to its Nominating and Corporate Governance Committee. This policy requires that the committee approve or ratify Company transactions in which a related party or 5% or greater Company shareholder has a material direct or indirect financial interest.

Any executive officer or director who learns of a potential or existing related party transaction must report it to the Company's Worldwide General Counsel or his designee, who will determine whether the transaction should be referred to the Nominating and Corporate Governance Committee for action. For pre-approval of transactions only, the committee Chairman is authorized to act for the committee between its regularly scheduled meetings. In reviewing a transaction, the committee (or its Chairman) will consider the following, among other possible factors:

- The entire fairness of the transaction to the Company
- The magnitude of the benefit for the related party
- The feasibility of alternative transactions
- How the benefits to the related party compare to similar transactions conducted at arms'-length by the Company

- The potential disqualification of a director or director nominee from being deemed "independent" under NYSE rules and applicable legal or other requirements

Related Party Transactions under Delaware Law

As a Delaware corporation, Sotheby's is required to adhere to Section 144 of the Delaware General Corporation Law concerning transactions of a Delaware corporation with its directors and officers. The law provides that related party transactions are not void or voidable if:

- The material facts regarding the interested party's relationship to or interest in the transaction are known or disclosed to the board or relevant committee or shareholders and, acting in good faith (i) a majority of disinterested directors (even if less than a quorum) of the board or relevant committee approve the transaction, or (ii) the shareholders entitled to vote on the matter approve the transaction; or
- The transaction is fair to the corporation when authorized, approved or ratified by the board, relevant committee or shareholders.

Sotheby's Code of Business Conduct and Ethics

Sotheby's Code of Business Conduct and Ethics requires that all Company employees, including executive officers, must report potential conflicts of interest to the Company's Worldwide Director of Compliance. The Board of Directors also reviews related party transactions in the context of making annual independence determinations regarding directors. The Company obtains information to assist the Board in these determinations in part pursuant to Directors and Officers Questionnaires completed annually by all directors, director nominees and executive officers.

PROPOSAL 2—APPROVAL OF INCREASE IN NUMBER OF AUTHORIZED RESERVED SHARES UNDER THE 1998 STOCK COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

Background

In order to attract and retain exceptional individuals to serve as directors of the Company, Sotheby's established the Directors Plan. The Company is requesting that shareholders approve the reservation for issuance of an additional 100,000 shares of Common Stock, from 300,000 to 400,000 shares. The shareholders last approved an increase (from 200,000 to 300,000 shares) of the shares reserved for issuance under the Directors Plan in 2007.

The Board of Directors has unanimously approved this increase in authorized reserved shares under the Directors Plan. Other than the proposed increase, no other changes are being proposed with respect to the Directors Plan.

The following description of the Directors Plan, as amended pursuant to this Proposal, is qualified in its entirety by reference to the plan, as amended by a First Amendment, dated November 6, 2007, and the proposed Second Amendment, copies of which are attached to this proxy statement as Appendix B.

Principal Features of the Directors Plan

Administration. The Directors Plan provides for annual grants in quarterly installments to eligible participants. Ongoing administration of this plan is ministerial because the plan is self-operative. To the extent any administrative matters arise, the Board will address these issues.

Eligible Participants. Each non-employee director of the Company is eligible to participate. Other than Messrs. Ruprecht and Woodhead, who are employees of the Company, each Company director is eligible to participate, and does currently participate, in the Directors Plan.

Stock Compensation. Under its current director compensation arrangement, the Company will issue $45,000 in shares of common stock annually to each non-employee director, to be paid quarterly based on the Share Closing Price on the business day immediately preceding the regular quarterly issuance date.

Deferral Election. Prior to the beginning of a calendar year, a director may elect in writing to defer all or a portion of this common stock payment for the upcoming calendar year. Deferral elections remain effective for subsequent calendar years unless superseded by different instructions from the participant. Instead of receiving shares of common stock, the director will receive Deferred Stock Units, credited to an account maintained by the Company for that director. Upon a director's termination of service on the Board, the Deferred Stock Units contained in the director's account will be settled on a one-for-one basis in shares of common stock.

Dividend Equivalent Rights. If the Company declares a dividend with respect to its common stock, holders of Deferred Stock Units will receive dividend equivalent rights in the form of additional Deferred Stock Units that will be credited to such director's deferral account.

Number of Shares Subject to the Directors Plan. A total of 300,000 shares of the Company's common stock have been reserved for issuance under the Directors Plan. Approval of this Proposal will result in an increase in that amount by 100,000 shares, to a total of 400,000 shares.

Federal Income Tax Consequences

Below is a brief summary of the federal income tax consequences to participants in the Directors Plan and to the Company. This summary does not purport to be a complete description of the U.S. federal income tax laws applicable to participants nor does it address any employment, United Kingdom, state or local taxation issues relevant to participants or the Company in connection with the Directors Plan.

Upon receiving an award of shares of common stock under the plan, the director will recognize ordinary income equal to the fair market value of the shares issued, and the Company will receive a tax deduction in the same amount at that time. If the amount a director receives when he or she sells these shares is greater than the fair market value of the common stock shares at the date of their issuance, the excess will be treated as a capital gain. If the amount for which the shares are sold is less than the award date fair market value, the shortfall will be treated as a capital loss.

To the extent that a director elects to receive Deferred Stock Units instead of actual common stock shares, the director will not recognize taxable income on the date the units are awarded to him or her and the Company will not be permitted a tax deduction at that time. When the director terminates service on the Board of Directors and the units are settled in shares of common stock, the director will recognize ordinary income equal to the fair market value of the shares so received. At that time, the Company will generally be entitled to a tax deduction equal to the income recognized by the director.

New Plan Benefits

The benefits available to participants will not change as a result of the proposed increase in authorized reserved shares.

Required Approval

The approval of Proposal 2 requires the affirmative vote of a majority of the votes cast by the shareholders present in person or represented by proxy and entitled to vote.

Consequences of Failure to Approve

If the shareholders do not approve this proposal, the Company will make fewer equity awards to directors or eliminate those awards and consider making additional cash awards instead. The inability to make such awards will diminish the increased alignment of director and shareholder interests that stock ownership under the Directors Plan provides and would impair the ability of directors to increase their ownership of stock in accordance with the director stock ownership policy, see "Compensation of Directors—Director Stock Ownership Policy."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE DIRECTOR COMPENSATION PLAN PROPOSAL

PROPOSAL 3—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP has been the independent registered public accounting firm for the Company since 1983. The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the independent registered public accounting firm for 2010. Although shareholder approval of the appointment is not required by law and is not binding on the Audit Committee, the Committee will take the appointment of Deloitte & Touche LLP under advisement if such appointment is not approved by the affirmative vote of a majority of the votes cast at the Meeting.

The Company expects that representatives of Deloitte & Touche LLP will be present at the Meeting and will be afforded an opportunity to make a statement if they desire to do so. The Company also expects such representatives of Deloitte & Touche LLP to be available at that time to respond to appropriate questions addressed to the officer presiding at the Meeting.

Independent Auditors' Fees

The following table summarizes the aggregate fees billed to Sotheby's by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") related to the years ended December 31, 2009 and 2008:

	2009	2008
Audit Fees (a)	$2,934,970	$3,950,332
Audit-Related Fees (b)	125,000	89,891
Tax Services (c)	157,031	290,361
All Other Fees	—	—
Total	$3,217,001	$4,330,584

(a) Fees for audit services billed in 2009 and 2008 included fees related to:

- The annual audit of the Company's consolidated financial statements (including Sarbanes-Oxley Act, Section 404 attestation);
- Accounting and financial reporting consultations;
- Statutory and regulatory audits;
- Reviews of the Company's quarterly financial statements; and
- Attestation and financial reporting consultations related to debt securities issued by the Company in 2008.

(b) Fees for audit-related services billed in 2009 and 2008 related to:

- Employee benefit plan audits; and
- Audit procedures in 2009 required by the mortgage for 1334 York Avenue, the Company's headquarters building in New York.
- Audit procedures in 2009 for New York City real estate tax filings related to 1334 York Avenue.

(c) Fees for tax services billed in 2009 and 2008 consisted of tax compliance and tax planning and advice consisting of:

- Fees for tax compliance services, which totaled $136,731 and $213,468 in 2009 and 2008, respectively. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document and compute amounts to be included in tax filings and consisted of: federal, state and local income tax return assistance; assistance with tax return filings in certain foreign jurisdictions; value added tax; and assistance with domestic and foreign tax audits and appeals.

- Fees for tax planning and advice services totaled $20,300 and $76,893 in 2009 and 2008, respectively. Tax planning and advice includes advice provided to certain executives and services rendered with respect to proposed transactions.

	2009	2008
Ratio of Tax Planning and Advice Fees and All Other Fees to Audit Fees, Audit-Related Fees and Tax Compliance Fees	0.01:1	0.02:1

In considering the nature of the services provided by the Deloitte Entities, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent auditor and Company management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

The Audit Committee has established a policy requiring the pre-approval of all audit and non-audit services provided to the Company by the Deloitte Entities. The policy provides for pre-approval of audit, audit related and tax services specified by the Audit Committee. The Audit Committee may delegate to one or more of its members authority to pre-approve permitted services, consisting of audit services, audit related services and tax services. Any pre-approval decision made by such designated member(s) shall be reported to the Audit Committee at its next regularly scheduled meeting.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RATIFICATION PROPOSAL.

OTHER INFORMATION

Shareholder Proposals

Any shareholder proposal intended to be included in the Proxy Statement for the annual meeting to be held in 2011 must be received by the Secretary of the Company at 1334 York Avenue, New York, New York 10021 by the close of business on November 25, 2010. If the date of such meeting is changed by more than 30 days from the date such meeting is scheduled to be held, the proposal must be received by the Company at a reasonable time before the solicitation of proxies for such meeting is made. Proposals should be sent to the attention of the Secretary. A person may submit only one proposal for inclusion in the proxy materials, and under certain circumstances enumerated in the Securities and Exchange Commission's rules relating to the solicitation of proxies, the Company may be entitled to omit the proposal and any statement in support thereof (which in the aggregate may not exceed 500 words in length) from its proxy statement and form of proxy.

Proxy Solicitation Details

The Company is paying the costs of this proxy solicitation. After the proxy solicitation materials become available via the Internet to shareholders, proxies may be solicited by directors, officers and employees of the Company and its subsidiaries personally, by telephone or otherwise. Such persons will not receive any fees or other compensation for such solicitation. The Company has retained Morrow & Co. for a fee of $5,000 and expense reimbursement to assist in proxy solicitation activities. In addition, the Company will reimburse brokers, custodians, nominees and other persons holding shares for others for their reasonable expenses in sending proxy materials to the beneficial owners of such shares and in obtaining their proxies.

SUPPLEMENTAL FINANCIAL INFORMATION

Non-GAAP Financial Measures in CD&A

GAAP refers to generally accepted accounting principles in the United States of America. Included in the CD&A in this Proxy Statement is a general discussion of a financial measure that is presented on a non-GAAP basis.

EBITDA, as presented in the CD&A, is a supplemental measure of the Company's performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measure of the Company's financial performance under GAAP and should not be considered as an alternative to net income (loss) or any other performance measure derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of the Company's liquidity.

The Company defines EBITDA as net income (loss), excluding income tax expense (benefit), net interest expense and depreciation and amortization expense. The Company cautions users of its financial statements that amounts presented in accordance with its definition of EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate EBITDA in the same manner. The Company believes that EBITDA provides an important supplemental measure of its performance and that it is a measure frequently used by securities analysts, investors and other interested parties in the evaluation of Sotheby's. The Company also utilizes EBITDA in analyzing its performance and in the determination of annual incentive compensation.

SOTHEBY'S
PEER GROUP COMPANIES

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SECOND AMENDMENT
TO THE AMENDED AND RESTATED SOTHEBY'S 1998 STOCK COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

THIS SECOND AMENDMENT (this "Second Amendment") to the amended and restated 1998 Stock Compensation Plan For Non-Employee Directors (as amended, the "Plan") of Sotheby's, a Delaware corporation (the "Company"), is adopted by the Board of Directors of the Company on March 18, 2010, to be effective as of May 6, 2010.

RECITALS

A. Pursuant to a Unanimous Written Consent of the Board of Directors of the Company (the "Board"), dated as of March 18, 2010, and its powers of amendment under Section 15 of the Plan, the Board has approved an increase of the Company's shares of Common Stock reserved for issuance under the Plan in the amount of 100,000 shares, from 300,000 shares to 400,000 shares.

B. Subject to the approval of this share increase by the Company's shareholders at the 2010 Annual Meeting of Shareholders to be held on May 6, 2010, the Board has authorized and directed any proper officer of the Company to prepare, execute and deliver this Second Amendment to the Plan to effect the share increase.

NOW, THEREFORE, the Plan is amended as follows:

1. *Reserved Share Increase.* The second sentence of Section 4 of the Plan, "Shares Subject to the Plan," is deleted in its entirety and replaced with the following sentence:

   "Subject to adjustment for share subdivision, consolidation, or other capital readjustment, the aggregate number of shares reserved and available for issuance under the Plan is 400,000 shares of Common Stock."

2. *Remainder of Plan Unchanged.* Except as provided in this Second Amendment, the terms of the Plan existing on the date of this Second Amendment remain unchanged and are reconfirmed.

IN WITNESS WHEREOF, the Company has caused this Second Amendment to be executed on the date first above written.

SOTHEBY'S

By: /s/ GILBERT L. KLEMANN, II
Gilbert L. Klemann, II,
Executive Vice President,
Worldwide General Counsel and Secretary

SOTHEBY'S
1998 STOCK COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
(As amended and restated effective May 7, 2007 and as further amended on November 6, 2007)

1. Adoption and Term. The Sotheby's 1998 Stock Compensation Plan for Non-Employee Directors (previously amended and restated effective May 5, 2005) is hereby amended and restated effective May 7, 2007, the date of the 2007 Annual Meeting of Shareholders, having been previously approved by the Board of Directors (the "Board") of Sotheby's, a Delaware corporation ("Sotheby's"), which assumed this Plan in 2006 pursuant to a merger with Sotheby's Holdings, Inc., a Michigan corporation, that originally adopted the Plan. The Plan shall remain in effect for a term of ten (10) years commencing on the effective date of the Plan, unless sooner terminated pursuant to the terms of the Plan.

2. Purpose of the Plan. The purpose of the Plan is to promote the long term growth and success of the Company by attracting, motivating and retaining non-employee directors of outstanding ability and to promote a greater identity of interest between the Company's non-employee directors and its shareholders. The Plan covers stock compensation only and does not include other amounts receivable by non-employee directors, such as the cash portion of the annual retainer, fees for attending meetings and reimbursement of expenses.

3. Administration. The Plan requires no discretionary action by any administrative body with regard to any transaction under the Plan. To the extent, if any, that questions of administration arise, these shall be resolved by the Board. The Board may, in its discretion, delegate to the Chief Financial Officer or other officer of the Company any or all authority and responsibility to act pursuant to the Plan. The determination of the Board on all matters within its authority relating to the Plan shall be conclusive. The Board shall not be liable for any action or determination made in good faith with respect to the Plan, and the Company shall indemnify and hold harmless the Board, the Chief Financial Officer and any other party to whom the Board has delegated its authority pursuant to this Section 3 from all losses and expenses (including reasonable attorneys' fees) arising from the assertion or judicial determination of such liability.

4. Shares Subject to the Plan. The shares to be issued under this Plan shall be shares of the Company's authorized but unissued Common Stock, par value $0.10 per share (the "Common Stock"). Subject to adjustment for share subdivision, consolidation, or other capital readjustment, the aggregate number of shares reserved and available for issuance under the Plan is 300,000 shares of Common Stock.

5. Stock Compensation. Each non-employee director ("Eligible Director") shall receive, as the equity portion of his or her annual retainer, an amount equal to $45,000 payable in shares of the Company's Common Stock ("Director Stock"). The Director Stock shall be paid on a quarterly basis for services rendered from the date of the Annual Meeting to the date of the following Annual Meeting (the "Annual Period"). If an Eligible Director serves for less than the Annual Period, the annual retainer and the number of shares of Director Stock payable to such Eligible Director shall be prorated accordingly. For purposes of determining the number of shares of Director Stock payable each quarter pursuant to this Section 5, each quarterly sum of $11,250 ($45,000[÷]4) shall be divided by the Fair Market Value of the Common Stock (as defined in Section 9) on the business day immediately prior to the regular quarterly issuance date of the Director Stock. Cash shall be paid in lieu of any fractional shares.

6. Deferral of Director Stock. An Eligible Director may elect to defer the receipt of all or a portion of the Director Stock by making an election pursuant to Section 7, in which case there shall be credited to the Eligible Director's Stock Unit Account (as defined in Section 8) a number of units equal to the number of shares of Director Stock being deferred.

7. Election to Defer. Prior to the calendar year in which the Director Stock is earned or, with respect to newly elected Eligible Directors, within 30 days of such election, an Eligible Director may elect to defer (the "Deferral Election") part or all of the shares of Director Stock by submitting a deferral election form (the "Deferral Election Form") to the Chief Financial Officer, indicating the percentage of shares of Director Stock to be deferred (the "Deferred Amount"). Any Deferral Election (i) shall be in writing, (ii) shall be effective only with respect to Director Stock which is earned in the calendar year after the Deferral Election Form is received by the Chief Fnancial Officer, and (iii) may not be revoked or changed during the calendar year with respect to which a Deferral Election has been made. The Deferral Election shall be made in accordance with procedures established by the Company and shall continue to apply for future calendar years until superseded by a new election as provided below. A Deferral Election may be superseded with respect to Director Stock earned for any subsequent calendar year by submitting a new Deferral Election Form to the Chief Fnancial Officer prior to the beginning of such calendar year; provided, however, that (i) no revocation shall be effective to make any change with respect to Deferred Amounts previously deferred; and (ii) any such Deferral Election shall be irrevocable during the calendar year with respect to which the Deferral Election has been made.

8. Stock Unit Account. An Eligible Director who defers the receipt of Director Stock shall have credited to an account (the "Stock Unit Account") a number of units (the "Stock Units") equal to the number of shares of Director Stock being deferred. The Deferred Amount shall be credited as of the date on which the Eligible Director becomes entitled to payment of the Deferred Amount in accordance with Section 5. Stock Units shall have no voting rights.

9. Stock Units Credited With Dividends. If Stock Units exist in an Eligible Director's Stock Unit Account on a dividend record date for the Company's Common Stock, the Stock Unit Account shall be credited, on the dividend payment date related to such dividend record date, with an additional number of Stock Units equal to (i) the cash dividend paid on one share of Common Stock, multiplied by (ii) the number of Stock Units in the Stock Unit Account on the dividend record date, divided by (iii) the Fair Market Value of a share of Common Stock on the dividend payment date. "Fair Market Value" means the closing price per share of Common Stock on the New York Stock Exchange on the day before the relevant dividend payment date.

10. Distributions. All amounts credited to an Eligible Director's Stock Unit Account shall be distributed on the first day of the calendar month following the date of the Eligible Director's termination of service on the Company's Board for any reason. All distributions from the Stock Unit Account shall be made in a lump sum payment, and shall be in the form of a certificate for the number of whole shares of Common Stock equal to the number of whole Stock Units to be distributed and cash in lieu of any fractionalshare (determined by using the Fair Market Value of a share of Common Stock on the date on which such distributions are distributed, but if such date is not a business day, then on the next preceding business day).

11. Designation of Beneficiary. An Eligible Director may designate, on the Deferral Election Form, one or more beneficiaries to receive a distribution of the Eligible Director's Stock Unit Account under the Plan upon the Eligible Director's death, An Eligible Director may change his or her beneficiary designation at any time by submitting a new Deferral Election Form to the Company. If there is no designated beneficiary or no designated beneficiary surviving at the Eligible Director's death, the Eligible Director's Stock Unit Account shall be paid to the Eligible Director's estate.

12. Compliance with Rule 16b-3 of the Securities Exchange Act. Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Securities Exchange Act of 1934, as amended, and in all events the Plan shall be construed in accordance with Rule 16b-3. To the extent any provision of the Plan or action by the Board fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Board.

13. Account Statements. Each Eligible Director shall be provided a copy of the Plan, and, each Eligible Director who makes a Deferral Election shall receive, not less frequently than annually, a statement reflecting the amounts credited to the Eligible Director's Stock Unit Account.

14. No Assignment or Alienation. The right of an Eligible Director, beneficiary or any other person to the payment of Director Stock or of amounts credited to the Stock Unit Account may not be assigned, transferred, pledged or encumbered except by will or by the laws of descent and distribution,

15. Amendment and Termination of the Plan. The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever.

16. Delivery of Elections and Notices. Any and all notices or elections required under this Plan shall be deemed adequately given only if in writing. All notices and elections shall be deemed to have been properly given, if delivered by hand or mailed, on the date of receipt shown on the delivery receipt or return receipt, if delivered by Federal Express or similar expedited overnight commercial carrier, on the date that is one Business Day after the date upon which the same shall have been delivered to Federal Express or similar expedited overnight commercial carrier, addressed to the recipient, with all shipping charges prepaid, provided that the same is actually received by the recipient in the ordinary course, and if sent by telecopier, on the date of confirmed delivery. Elections and notices to the Company shall be directed to:

Sotheby's
1334 York Avenue
New York, New York 10021
Attention: Chief Financial Officer

Notices to or with respect to an Eligible Director shall be directed to the Eligible Director, or the executors, personal representatives or distributees of a deceased Eligible Director, at the Eligible Director's address on the records of the Company.

17. Execution. To record the adoption of the Plan, the Company has caused the execution hereof as of this 9th day of April, 2007.

SOTHEBY'S
a Delaware corporation

By: /s/ WILLIAM S. SHERIDAN
William S. Sheridan,

Its: Executive Vice President,
Chief Financial Officer and Treasurer